              As filed with Securities and Exchange Commission on
                                 July 9, 1998
                                                      Registration No. 333-46401
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                     ------------------------------------

                                   FORM S-6
                     PRE-EFFECTIVE AMENDMENT No. 1 to the
                         REGISTRATION STATEMENT UNDER
                          THE SECURITIES ACT OF 1933

                     ------------------------------------

                  NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT
                             (Exact Name of Trust)

                      NEW ENGLAND LIFE INSURANCE COMPANY
                              (Name of Depositor)
                              501 Boylston Street
                          Boston, Massachusetts 02117
             (Address of depositor's principal executive offices)

                     ------------------------------------

                                MARIE C. SWIFT
                                    Counsel
                      New England Life Insurance Company
                              501 Boylston Street
                          Boston, Massachusetts 02117
                    (Name and address of agent for service)

                                  Copies to:
                                STEPHEN E. ROTH
                       Sutherland, Asbill & Brennan LLP
                        1275 Pennsylvania Avenue, N.W.
                            Washington, D.C. 20004

                     ------------------------------------

           Title of Securities Being Registered:  Flexible Premium
                  Adjustable Variable Life Insurance Policies

            As soon as practicable after the effective date of this
                            Registration Statement
                 (Approximate date of proposed public offering)

The Registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                  NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT

                       Registration Statement on Form S-6

                             Cross-Reference Sheet


Form N-8B-2
Item No.         Caption in Prospectus
----------       ---------------------

1                Cover Page
2                Cover Page
3                Inapplicable
4                NELICO's Distribution Agreement
5                NELICO
6                The Variable Account
9                Inapplicable
10(a)            Other Policy Features
10(b)            Policy Values and Benefits
10(c), (d), (e)  Death Benefit; Cash Value; 24 Month Right; Surrender; Partial
                 Surrender; Right to Return the Policy; Loan Provision; Transfer
                 Option; Premiums
10(f), (g), (h)  Voting Rights; Rights Reserved by NELICO
10(i)            Limits to NELICO's Right to Challenge the Policy; Payment of
                 Proceeds; Investment Options
11               The Variable Account
12               Investments of the Variable Account; NELICO's Distribution
                 Agreement
13               Charges and Expenses; NELICO's Distribution Agreement; Charge
                 for NELICO's Income Taxes; Appendix A
14               Amount Provided for Investment Under the Policy; NELICO's
                 Distribution Agreement
15               Premiums
16               Investments of the Variable Account
17               Captions referenced under Items 10(c), (d), (e) and (i) above
18               The Variable Account
19               Reports; NELICO's Distribution Agreement
20               Captions referenced under Items 6 and 10(g) above
21               Loan Provision
22               Inapplicable
23               NELICO's Distribution Agreement
24               Limits to NELICO's Right to Challenge the Policy
25               NELICO
26               NELICO's Distribution Agreement

Form N-8B-2
Item No.         Caption in Prospectus
-----------      ---------------------

27               NELICO
28               Management
29               NELICO
30               Inapplicable
31               Inapplicable
32               Inapplicable
33               Inapplicable
34               NELICO's Distribution Agreement
35               NELICO
36               Inapplicable
37               Inapplicable
38               NELICO's Distribution Agreement
39               NELICO's Distribution Agreement
40               NELICO's Distribution Agreement
41(a)            NELICO's Distribution Agreement
42               Inapplicable
43               Inapplicable
44(a)            Investments of the Variable Account; Amount Provided for
                 Investment Under the Policy; Deductions from Premiums; Flexible
                 Premiums
44(b)            Charges and Expenses
44(c)            Flexible Premiums; Deductions from Premiums
45               Inapplicable
46               Investments of the Variable Account; Captions referenced under
                 Items 10(c), (d) and (e) above
47               Inapplicable
48               Inapplicable
49               Inapplicable
50               Inapplicable
51               Cover Page; Death Benefit; Lapse and Reinstatement; Charges and
                 Expenses; Additional Benefits by Rider; 24 Month Right; Payment
                 Options; Policy Owner and Beneficiary; Premiums; NELICO's
                 Distribution Agreement
52               Rights Reserved by NELICO
53               Tax Considerations
54               Inapplicable
55               Inapplicable
59               Financial Statements

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                NEW ENGLAND LIFE
                               INSURANCE COMPANY

                          Flexible Premium Adjustable
                        Variable Life Insurance Policies
        Issued by:              Administrative Office:

New England Life Insurance
          Company
    501 Boylston Street         6425 Powers Ferry Road

   Boston, Massachusetts
           02116                Atlanta, Georgia 30339

      (617) 578-2000              (800)    -


  This prospectus describes individual Flexible Premium Adjustable Variable Life Insurance Policies (the "Policies") offered by New England Life Insurance Company ("NELICO"), an indirect, wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife").

  Each Policy provides premium flexibility and a death benefit. An optional rider is available under certain circumstances which provides a death benefit guarantee as long as the total amount of premiums paid less any partial surrenders and less any outstanding Policy loan plus accrued loan interest at least equals certain minimum amounts.

  You may choose between two death benefit options, one of which provides a fixed death benefit equal to the Policy's face amount and one of which provides a variable death benefit which may vary daily with the net investment experience of one or more mutual fund portfolios. Under either of the death benefit options, a death benefit guarantee is available under certain circumstances. The cash value of the Policy generally will increase with the payment of each premium but will vary daily with the investment experience of the mutual fund portfolios. There is no guaranteed minimum cash value for investments in the mutual fund portfolios.

  You may cancel the Policy during the "right to return the Policy" period. The first net premium for the Policy will be credited with net investment experience equal to that of the Zenith Money Market Sub-Account until the day that NELICO mails the confirmation for the initial premium (in some states, until 15 days after the date the initial premium confirmation is mailed). Thereafter, and as of the "investment start date" in other states, the Policy's cash value will be invested according to your instructions.

  You may, within limits, allocate premiums to one or more of the 16 investment Sub-Accounts of NELICO's Variable Life Separate Account (the "Variable Account") or to NELICO's Fixed Account, after certain deductions have been made. Each Sub-Account of the Variable Account invests in the shares of one of the Eligible Funds. The Eligible Funds are: the Back Bay Advisors Money Market Series, the Back Bay Advisors Bond Income Series, the Capital Growth Series, the Westpeak Stock Index Series, the Back Bay Advisors Managed Series, the Westpeak Growth and Income Series, the Loomis Sayles Small Cap Series, the Alger Equity Growth Series, the Loomis Sayles Balanced Series, the Goldman Sachs Midcap Value Series, the Davis Venture Value Series, and the Morgan Stanley International Magnum Equity Series of the New England Zenith Fund (the "Zenith Fund"); the Equity-Income Portfolio, Overseas Portfolio and High Income Portfolio of the Variable Insurance Products Fund ("VIP Fund"); and the Asset Manager Portfolio of the Variable Insurance Products Fund II ("VIP Fund II"). The Series of the Zenith Fund are advised by affiliates of NELICO. The VIP Fund and VIP Fund II are advised by Fidelity Management & Research Company.

  SPECIAL LIMITS APPLY TO TRANSFERS OF CASH VALUE OUT OF THE FIXED ACCOUNT.

  It may not be advantageous to replace existing insurance with the Policy described in this prospectus. (See "Charges and Expenses".)
-------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THIS PROSPECTUS IS NOT VALID UNLESS ACCOMPANIED OR PRECEDED BY THE CURRENT PROSPECTUSES OF THE NEW ENGLAND ZENITH FUND AND OF THE VARIABLE INSURANCE PRODUCTS FUND AND VARIABLE INSURANCE PRODUCTS FUND II, WHICH ARE ATTACHED AT THE END OF THIS PROSPECTUS. THESE PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

  SHARES OF THE ZENITH FUND, THE VIP FUND AND THE VIP FUND II, AND INTERESTS IN THE POLICIES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, A BANK, AND THE SHARES AND INTERESTS ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

                   PRELIMINARY PROSPECTUS--JULY 9, 1998

                           SUBJECT TO COMPLETION

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
GLOSSARY..................................................................  A-4
INTRODUCTION TO THE POLICIES..............................................  A-6
  The Policies............................................................  A-6
  Availability of the Policy..............................................  A-8
  Policy Charges..........................................................  A-8
  How the Policy Works....................................................  A-9
  Communications and Payments............................................. A-10
  NELICO.................................................................. A-10
POLICY VALUES AND BENEFITS................................................ A-11
  Death Benefit........................................................... A-11
  Guaranteed Death Benefit Rider.......................................... A-11
  Adjustments to the Death Proceeds Payable............................... A-12
  Change in Death Benefit Option.......................................... A-12
  Cash Value.............................................................. A-13
  Allocation of Net Premiums.............................................. A-13
  Amount Provided for Investment under the Policy......................... A-14
  Right to Return the Policy.............................................. A-14
CHARGES AND EXPENSES...................................................... A-14
  Deductions from Premiums................................................ A-15
  Monthly Deduction from Cash Value....................................... A-15
  Charges Against the Eligible Funds...................................... A-17
  Special Arrangements.................................................... A-18
PREMIUMS.................................................................. A-18
  Flexible Premiums....................................................... A-18
  Lapse and Reinstatement................................................. A-20
OTHER POLICY FEATURES..................................................... A-20
  Increase in Face Amount................................................. A-20
  Loan Provision.......................................................... A-21
  Surrender............................................................... A-22
  Partial Surrender....................................................... A-22
  Reduction in Face Amount................................................ A-23
  Acceleration of Death Benefit Rider..................................... A-23
  Investment Options...................................................... A-24
  Transfer Option......................................................... A-24
  Dollar Cost Averaging................................................... A-24
  Asset Rebalancing....................................................... A-25
  Substitution of Insured Person.......................................... A-25
  Payment of Proceeds..................................................... A-25
  24 Month Right.......................................................... A-26
  Payment Options......................................................... A-26
  Additional Benefits by Rider............................................ A-27
  Policy Owner and Beneficiary............................................ A-27
THE VARIABLE ACCOUNT...................................................... A-28
  Investments of the Variable Account..................................... A-28
  Investment Management................................................... A-31
THE FIXED ACCOUNT......................................................... A-32
  General Description..................................................... A-32
  Values and Benefits..................................................... A-33
  Policy Transactions..................................................... A-33
NELICO'S DISTRIBUTION AGREEMENT........................................... A-34

                                                                           PAGE
                                                                           ----
LIMITS TO NELICO'S RIGHT TO CHALLENGE THE POLICY.......................... A-35
  Misstatement of Age or Sex.............................................. A-35
  Suicide................................................................. A-35
TAX CONSIDERATIONS........................................................ A-35
  Policy Proceeds......................................................... A-35
  Charge for NELICO's Income Taxes........................................ A-39
MANAGEMENT................................................................ A-39
VOTING RIGHTS............................................................. A-42
RIGHTS RESERVED BY NELICO................................................. A-43
TOLL-FREE NUMBERS......................................................... A-43
REPORTS................................................................... A-43
ADVERTISING PRACTICES..................................................... A-43
LEGAL MATTERS............................................................. A-44
REGISTRATION STATEMENT.................................................... A-44
EXPERTS................................................................... A-44
APPENDIX A: ILLUSTRATIONS OF DEATH BENEFITS, CASH VALUES,
 AND ACCUMULATED PREMIUMS................................................. A-46
APPENDIX B: INVESTMENT EXPERIENCE INFORMATION............................. A-55
APPENDIX C: LONG TERM MARKET TRENDS....................................... A-76
APPENDIX D: TAX INFORMATION............................................... A-78
APPENDIX E: CASH VALUE ACCUMULATION TEST AND GUIDELINE PREMIUM TEST....... A-79
FINANCIAL STATEMENTS......................................................  F-1

                                   GLOSSARY

  ACCOUNT. A sub-account of the Variable Account or the Fixed Account.

  AGE. For purposes of this prospectus, the age of an insured refers to the insured's age at his or her nearest birthday.

  CASH VALUE. A Policy's cash value includes the amount of its cash value held in the Variable Account, the amount held in the Fixed Account and, if there is an outstanding Policy loan, the amount of its cash value held in NELICO's general account as a result of the loan. (See "Cash Value".)

  COST OF INSURANCE CHARGE. This charge for providing insurance protection is deducted on the Policy Date and on the first day of each Policy month. The cost of insurance for a Policy month is equal to the amount at risk multiplied by the cost of insurance rate for that month. Cost of insurance rates vary monthly. (See "Monthly Deduction from Cash Value".)

  DEATH BENEFIT OPTION 1. Death Benefit equals the greater of (i) the face amount of the Policy and (ii) at your option, either (A) a percentage, determined in accordance with federal income tax laws, of the Policy's cash value, including the pro rata portion of any Monthly Deduction made for a period beyond the date of death; or (B) the Policy's cash value plus the pro rata portion of any Monthly Deduction made for a period beyond the date of death; divided by the applicable net single premium specified in federal income tax laws. (See "Death Benefit".)

  DEATH BENEFIT OPTION 2. Death Benefit equals the greater of (i) the face amount of the Policy plus the Policy's cash value and (ii) at your option, either (A) a percentage, determined in accordance with federal income tax laws, of the Policy's cash value, including the pro rata portion of any Monthly Deduction made for a period beyond the date of death; or (B) the Policy's cash value plus the pro rata portion of any Monthly Deduction made for a period beyond the date of death; divided by the applicable net single premium specified in federal income tax laws. (See "Death Benefit".)

  ELIGIBLE FUNDS. Each Sub-Account of the Variable Account invests in the shares of one of the Eligible Funds. The Eligible Funds are: the Back Bay Advisors Money Market Series, the Back Bay Advisors Bond Income Series, the Capital Growth Series, the Westpeak Stock Index Series, the Back Bay Advisors Managed Series, the Westpeak Growth and Income Series, the Loomis Sayles Small Cap Series, the Alger Equity Growth Series, the Loomis Sayles Balanced Series, the Goldman Sachs Midcap Value Series, the Davis Venture Value Series and the Morgan Stanley International Magnum Equity Series of the Zenith Fund; the Equity-Income Portfolio, Overseas Portfolio and the High Income Portfolio of the VIP Fund; and the Asset Manager Portfolio of VIP Fund II. (See "The Variable Account".)

  EXCESS POLICY LOAN. The situation when Policy loans plus accrued interest exceed the Policy's cash value less the applicable Surrender Charge. (See "Loan Provision".)

  FIXED ACCOUNT. The Fixed Account is a part of NELICO's general account to which net premiums may be allocated. NELICO provides guarantees of principal and interest with respect to amounts allocated to the Fixed Account. (See "The Fixed Account".)

  INVESTMENT START DATE. This is the latest of the date NELICO first receives a premium payment for the Policy, the date Part II of the Policy application is signed and the Policy Date. (See "Amount Provided for Investment under the Policy".)

  MINIMUM PREMIUM. Generally, the Minimum Premium is that amount which, if timely paid, guarantees that the Policy will not lapse during the first three Policy years even if the Policy's net cash value is insufficient to pay the Monthly Deduction in any month. The Minimum Premium amount may be recalculated following certain Policy transactions. In addition, no three-year Minimum Premium death benefit guarantee will apply to the Policy following certain other Policy transactions. (See "Premiums".)

  MONTHLY DEDUCTION. The Monthly Deduction is the amount of charges deducted from the Policy's cash value each month and includes the monthly cost of insurance, the monthly cost of any benefits provided by rider (including the Guaranteed Death Benefit, if elected), the monthly policy fee and the monthly mortality and expense risk charge. (See "Monthly Deduction from Cash Value".)

  NET CASH VALUE. The amount you may obtain upon surrender of the Policy and which is equal to the Policy's cash value reduced by any outstanding Policy loan and accrued interest on the loan. (See "Cash Value".)

  NET INVESTMENT EXPERIENCE. For any period, a Sub-Account's net investment experience equals the investment experience of the underlying Eligible Fund's shares for the same period. (See "Net Investment Experience".)

  PLANNED PREMIUM. The Planned Premium is the premium payment schedule you choose in an effort to meet your future goals under the Policy. The Planned Premium is a level amount that is subject to certain limits under the Policy. Payments in addition to any Planned Premium are referred to in the Policy as unscheduled payments and can be paid at any time, subject to certain limits. (See "Premiums".)

  PREMIUMS. Premiums include all payments under the Policy, whether a Planned Premium or an unscheduled payment. (See "Premiums".)

  POLICY DATE. If you make a premium payment with the application, the Policy Date is generally the later of the date Part II of the application was signed and receipt of the premium payment. If you choose to pay the initial premium upon delivery of the Policy, the Policy will be issued with a Policy Date which is generally five days after issue. (See "Amount Provided for Investment under the Policy".)

  TARGET PREMIUM. The Target Premium is used to determine the amount of Sales Charge that is imposed on each premium payment. It varies by issue age, sex and underwriting class of the insured and the Policy's face amount. The Target Premium is equal to the net annual premium that would be paid assuming the Policy provides for paid-up benefits after the payment of seven level net annual premiums determined in accordance with federal income tax laws.

  YOU. When used in this prospectus, "you" refers to the Policy Owner.

                         INTRODUCTION TO THE POLICIES

  This prospectus describes Policies under which net premiums are allocated to the Variable Account. If the Fixed Account is available in your state, you may choose to allocate or transfer all or part of your funds to that account. NELICO provides guarantees of principal and interest with respect to the Fixed Account which is part of NELICO's general account. Amounts in the Fixed Account are backed by NELICO's general account, rather than the Variable Account. For a description of the Fixed Account, see "The Fixed Account" which appears later in this prospectus.

THE POLICIES

  The individual Flexible Premium Adjustable Variable Life Insurance Policies offered by this prospectus are designed to provide lifetime insurance coverage under Policies (together constituting a "case") linked by a non-arbitrary factor (such as a common employer of each Insured under the case). They are not offered primarily as an investment.

  The following is a brief listing of the basic features of the Policy. These and other features of the Policy are explained in detail throughout the prospectus. You should be sure to read the entire prospectus for more complete information.

  --You may choose to make premium payments under the Policy based on a schedule you determine, subject to certain limits. NELICO can limit or prohibit unscheduled payments in certain situations, including cases where the insured is in a substandard risk class. (See "Premiums".)

  --After an initial period during which net premiums may be credited with net investment experience equal to that of the Zenith Back Bay Advisors Money Market Sub-Account, net premiums are invested according to your instructions in one or more of the Sub-Accounts of the Variable Account corresponding to mutual fund portfolios, or the Fixed Account. (See "Allocation of Net Premiums" and "Investment Options".)

  --The mutual fund portfolios available to you under the Policy include several common stock funds, including funds which invest primarily in foreign securities, two bond funds, two managed funds, a balanced fund, and a money market fund. Currently, you may allocate your Policy's cash value to an unlimited number of the available accounts (including the Fixed Account). (See "Investments of the Variable Account".)

  --If the Fixed Account is available in your state, you may also allocate funds to that account. NELICO provides guarantees of Fixed Account principal and interest. SPECIAL LIMITS APPLY TO TRANSFERS OF CASH VALUE FROM THE FIXED ACCOUNT. NELICO also reserves the right to restrict transfers of cash value and allocations of premiums into the Fixed Account. (See "The Fixed Account".)

  --The cash value of the Policy will vary daily based on, among other things, the net investment experience of the Sub-Accounts to which amounts have been allocated and the amount of interest credited to any of the Policy's cash value in the Fixed Account. (See "Cash Value", "Charges and Expenses", "Premiums", "Loan Provision" and "Partial Surrender".)

  --The portion of the cash value which you invest in the Sub-Accounts is not guaranteed. You bear the investment risk on this portion of the cash value. (See "Cash Value".)

  --You may choose between two death benefit options under the Policy. The level option provides a death benefit equal to the Policy's face amount. The variable option provides a death benefit equal to the face amount plus any cash value, which varies with the net investment experience of the Sub-Accounts to which amounts have been allocated and the rate of interest credited on any cash value in the Fixed Account. Under either of these options the death benefit could be increased to satisfy tax law requirements if the cash value reaches certain levels. (See "Death Benefit".)

  --You may decrease or, after the first Policy year, increase the Policy's face amount. The increase or decrease will be reflected in the Policy's charges. (See "Increase in Face Amount" and "Reduction in Face Amount".)

  --If you elect the Guaranteed Death Benefit rider which is available under certain circumstances, then regardless of investment experience, each form of death benefit is guaranteed not to be less than the Policy's face amount, as long as the total amount of premiums paid less any partial surrenders and outstanding Policy loan plus accrued loan interest at least equals certain minimum amounts. (See "Death Benefit" and "Guaranteed Death Benefit Rider".)

  --You may change your allocation of future net premiums at any time. (See
    "Allocation of Net Premiums" and "Investment Options".)

  --Once 15 days have elapsed after the initial payment confirmation is mailed, the Policy provides that you may transfer portions of the Policy's cash value among the Sub-Accounts and, generally, to the Fixed Account up to four times per policy year (twelve times per policy year for Policies issued in New York) without NELICO's consent. NELICO currently allows 12 transfers per policy year in all states. Transfers and allocations involving the Fixed Account are subject to certain limits. (See "Transfer Option" and "The Fixed Account--Policy Transactions".)

  --A loan privilege is available under the Policy. A partial surrender feature is also available. (See "Loan Provision" and "Partial Surrender".)

  --Death benefits paid to the beneficiary under the Policy generally are not subject to Federal income tax. Under current law, undistributed increases in cash value generally are not taxable to you. (See "Tax
    Considerations".)

  --Loans, assignments and other pre-death distributions under the Policy may have tax consequences depending primarily on the amount which you have paid into the Policy but also on any "material change" in the terms or benefits of the Policy or any death benefit reduction. If premium payments, a death benefit reduction, or a material change in the terms or benefits of the Policy cause it to become a "modified endowment contract", then pre-death distributions (including loans) will be included in income on an income first basis, and a 10% penalty tax may be imposed on income distributed before the Policy Owner attains age 59 1/2. Tax considerations may therefore influence the amount and timing of premium payments and certain Policy transactions which you choose to make. (See "Tax Considerations".)

  --If the Policy is not a modified endowment contract, NELICO believes that loans under the Policy during the first 10 Policy years will not be taxable to you as long as the Policy has not lapsed, been surrendered or terminated. The tax consequences of a policy loan after the tenth policy year are not clear. You should consult a tax advisor if you intend to take out a policy loan after the tenth policy year or allow a policy loan taken out during the first 10 policy years to remain outstanding after the tenth policy year. With certain exceptions, other pre-death distributions under a Policy that is not a modified endowment contract are includible in income only to the extent they exceed the investment in the Policy. (See "Tax Considerations".)

  --In recent years, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new life insurance contract or a change in an existing life insurance contract should consult a tax adviser. (See "Tax Considerations".)

  --You have an opportunity during the "Right to Return the Policy" period to return the Policy for a refund. In some states NELICO is required to refund premiums paid; in other states, NELICO refunds an amount that reflects investment experience since the "investment start date" and certain charges. You also have the right for a limited period to cancel an increase in the Policy's face amount which you have requested. (See "Right to Return the Policy".)

  --Within 24 months after a Policy's date of issue or the effective date of a face amount increase, you may exercise the Policy's 24 Month Right, which will result in the allocation of all or part of your Policy's cash value and future premiums to the Fixed Account. The purpose of the 24 Month Right is to provide you with fixed Policy values and benefits. (See "24 Month Right" for a description of this provision generally and for a description of the variation which applies to Policies issued in Maryland and New Jersey.)

  In many respects the Policies are similar to fixed-benefit universal life insurance. Like universal life insurance, the Policies offer death benefits and provide flexible premiums, a cash value, and loan privileges.

  The Policies are different from fixed-benefit universal life insurance in that the death benefit may, and the cash value will, vary to reflect the investment experience of the selected Sub-Accounts of the Variable Account.

  The variable universal life insurance policies offered by NELICO are designed to provide insurance protection. Although the underlying mutual fund portfolios invest in securities similar to those in which mutual funds available directly to the public invest, in many ways the Policies differ from mutual fund investments. The main differences are:

  --The Policy provides a death benefit based on NELICO's assumption of an actuarially calculated risk.

  --If the net cash value is not sufficient to pay a Monthly Deduction, the Policy may lapse with no value unless additional premiums are paid. If the Policy lapses when Policy loans are outstanding, adverse tax consequences may result.

  --In addition to sales charges, insurance-related charges not associated with mutual fund investments are deducted from the premiums and values of the Policy. These charges include various insurance, risk, administrative and premium tax charges. (See "Charges and Expenses".)

  --The Variable Account, not the Policy Owner, owns the mutual fund shares.

  --Federal income tax liability on any earnings is deferred until you receive a distribution from the Policy. Transfers from one underlying fund portfolio to another are accomplished without tax liability under current law.

  --Dividends and capital gains are automatically reinvested.

AVAILABILITY OF THE POLICY

  Each Policy is part of a "case," which is a grouping of one or more Policies linked together by a non-arbitrary factor such as a common employer of each Insured under the Policies. The Company in its sole discretion determines the Policies that constitute a case. Policies in a case generally have a common Policy owner (for example, the employer of the respective Insureds). In addition, eligibility to purchase a Policy is contingent on the total annual premium payment payable on the Policies included in the case meeting the following minimums: cases of at least five Policies--$100,000; and cases of fewer than five Policies--$250,000. The Policies may be issued on the lives of insureds from the age of 20 to 80 on an underwritten basis, and on the lives of insureds from the age of 20 to 65 on a guaranteed issue basis. (Guaranteed issue Policies may not be available in New Jersey.) All persons must meet NELICO's underwriting and other criteria for issuance. Generally, the minimum face amount available is $50,000 unless NELICO consents to a lower amount. The Policies are not available to employee benefit plans qualified under Section 401 of the Internal Revenue Code, except with NELICO's consent.

POLICY CHARGES

  PREMIUM-BASED CHARGES. NELICO deducts the following charges from premiums:

  --A maximum sales charge of 8% on each premium payment made during a Policy year until an amount equal to the Target Premium has been paid; and 1% on each premium payment made thereafter during the Policy year; and

  --A premium tax charge of 2%.

  MONTHLY DEDUCTION FROM CASH VALUE. NELICO deducts certain charges from the cash value:

  --Monthly charge for the cost of insurance; and for any benefits provided by rider including the Minimum Guaranteed Death Benefit (if elected);

  --Monthly mortality and expense risk charge, equal to an annual rate of 0.75% during the first ten Policy years, and currently, 0.25% thereafter (guaranteed not to exceed 0.75%);

  --Monthly policy fee currently equal to $5.00 per month (guaranteed not to exceed $10.00 per month).

  CHARGE FOR FACE AMOUNT INCREASES. If you increase your Policy's face amount and medical underwriting is required for the increase, a charge of $0.80 per $1,000 of the face amount increase (not to exceed $25.00) will be deducted from your Policy's cash value on the date that the increase takes effect, and on the first day of the next eleven Policy months.

  CHARGES DEDUCTED FROM THE ELIGIBLE FUNDS. Daily charges against the Eligible Fund portfolios are deducted for investment advisory services and fund operating expenses.

  Currently, no charge is made to the Variable Account for federal income taxes that may be attributable to the Variable Account. NELICO may, however, impose such a charge in the future.

  You can designate a Single Source Expense Sub-Account from which Monthly Deductions and any charges for face amount increases will be taken.

  See "Charges and Expenses" and "Other Policy Features--Increase in Face
Amount".

                            HOW THE POLICY WORKS


Premium Payments

 .Flexible
 .Planned premium options
 -Minimum premium (in first three Policy years)
 -Guaranteed Death Benefit Premium (to age 100)(available only if cash value accumulation test elected for Policy)

Charges from Premium Payments

 .Sales Load: 8% on amount paid up to a Target Premium in each Policy year and 1% on amount paid above a Target Premium in each Policy year (for each underwritten face amount segment and each segment resulting from a term conversion)
 .State Premium Tax Charge: 2%

Loans

 .Beginning 15 days after mailing of initial premium confirmation, you may borrow a portion of your cash value
 .Loan interest charge is 4.75%. Loaned funds are transferred out of the Eligible Funds into the General Account where they are credited with not less than 4.0% interest. (Currently NELICO intends to credit 4.50% interest after 10 Policy years.)

Retirement Benefits

 .Fixed settlement options are available for policy proceeds

Cash Values

 .Net Premium payments invested in your choice of Eligible Fund investments or the Fixed Account (in some cases after an initial period during which net investment experience equal to that of the Zenith Money Market Sub-Account may be credited)
 .The cash value reflects investment experience, interest, premium payments, policy charges and any distributions from the Policy
 .The cash value invested in mutual funds is not guaranteed
 .Any earnings are accumulated free of any current income taxes
 .You may change the allocation of future net premiums at any time. You may currently transfer funds among investment options (and to the Fixed Account) up to 12 times per policy year, beginning 15 days after mailing of the initial premium confirmation.
 Transfers from (and, in certain circumstances, to) the Fixed Account are limited as to timing, frequency and amount
 .Your cash value may be allocated among a maximum of ten accounts at any one time

Death Benefit

 .Level or Variable Death Benefit Options
 .Policy is guaranteed not to lapse regardless of net cash value amount if Guaranteed Death Benefit rider is in effect (available under certain circumstances)
 .Income tax free to named beneficiary
 .Death benefit will not be less than that required by federal tax law, using tax law test you select (guideline premium or cash value accumulation)
 .If you add term insurance coverage, you elect whether to include it in the calculation of the Option 1 or Option 2 death benefit
 .Face amount may be increased, subject to any necessary underwriting and a monthly charge of $0.80 per $1,000 of increase (not to exceed $25) for 12 months, if the increase is underwritten

Daily Deductions from Assets

 .Investment advisory fees and other expenses are deducted from the Eligible Fund values daily

Beginning of Month Charges

 .The cost of insurance protection (reflecting any substandard risk or guaranteed issue rating) is deducted from the cash value each month
 .Any Rider Charges
 .Policy Fee: $5.00 (not to exceed $10.00) per month
 .Mortality and expense risk charge of .75% in the first 10 Policy years and .25% thereafter (guaranteed not to exceed .75%)
 .Death Benefit Guarantee Charge (if rider selected): $.01 per $1000 face amount monthly

Living Benefits

 .If policyholder has elected and qualified for benefits for disability and becomes totally disabled, company will waive monthly charges during the period of disability up to certain limits.
 .Policy may be surrendered at any time for its cash surrender value
 .Deferred income taxes, including taxes on amounts borrowed, become payable upon surrender
 .Grace period for lapsing with no value is 62 days from the first date in which Monthly Deduction was not paid due to insufficient cash
 .Subject to NELICO's rules, a lapsed Policy may be reinstated within seven years of date of lapse if it has not been surrendered

COMMUNICATIONS AND PAYMENTS

  NELICO will treat your request for a Policy transaction, or your submission of a payment, as received by us, if it is received at our Administrative Office before the close of regular trading on the New York Stock Exchange on that day. If it is received after that time, or if the New York Stock Exchange is not open that day, then it will be treated as received on the next day when the New York Stock Exchange is open.

NELICO

  NELICO was organized as a stock life insurance company in Delaware in 1980 and is licensed to sell life insurance in all states, the District of Columbia and Puerto Rico. Before August 30, 1996, NELICO was a wholly-owned subsidiary of New England Mutual Life Insurance Company ("New England Mutual"). Effective August 30, 1996, New England Mutual merged into MetLife, a mutual life insurance company whose principal office is One Madison Avenue, New York, NY 10010. With the merger, New England Mutual's separate corporate existence ended, and MetLife became the parent of NELICO. In connection with the merger, NELICO changed its name from "New England Variable Life Insurance Company" to "New England Life Insurance Company" and changed its domicile from the State of Delaware to the Commonwealth of Massachusetts. NELICO's Administrative Office for the Policies is at 6425 Powers Ferry Road, Atlanta, Georgia, 30339; the mailing address is:

  The following chart illustrates the relationship of NELICO, the Fixed Account, the Variable Account and the Eligible Funds.


-----------------------------------------------------------------------------------------------------------------------------------
                                                              NELICO
-----------------------------------------------------------------------------------------------------------------------------------
                    (Insurance company subsidiary of Metlife)

                    Charges are deducted.

                    Net premiums and net unscheduled payments are allocated to the Policy Owner's choice of sub-accounts in the
   Premiums         Variable Account or to the Fixed Account
        and----------------------------------------------------------------------------------------------------------------------
Unscheduled                                                VARIABLE ACCOUNT
   Payments----------------------------------------------------------------------------------------------------------------------
 Fixed  Zenith  Zenith  Zenith  Zenith  Zenith  Zenith  Zenith  Zenith  Zenith  Zenith  Zenith Zenith  Equity  Over-  High     Asset
Account Capital Bond    Money   Man-    Stock   Growth  Small   Bal-    Equity  Venture Midcap Inter-  Income  seas   Income   Man-
        Growth  Income  Market  aged    Index   and     Cap     anced   Growth  Value   Value  nation- Sub-    Sub-   Sub-     ager
        Sub-    Sub-    Sub-    Sub-    Sub-    Income  Sub-    Sub-    Sub-    Sub-    Sub-   al      Account Ac-    Account  Sub-
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accounts    .      .      .        .       .       .       .       .       .       .      .        .      .       .     .       .
buy         .      .      .        .       .       .       .       .       .       .      .        .      .       .     .       .
shares      .      .      .        .       .       .       .       .       .       .      .        .      .       .     .       .
of the      .      .      .        .       .       .       .       .       .       .      .        .      .       .     .       .
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            .      .      .        .       .       .       .       .       .       .      .        .      .       .     .       .
         ---------------------------------------------------------------------------------------------------------------------------
                                                                                                                              VIP
                                                                                                                              FUND
                                   NEW ENGLAND ZENITH FUND                                                       VIP FUND      II
         -------------------------------------------------------------------------------------------------==================-------
        Capital Back    Back     Back    Westpeak Westpeak Loomis  Loomis Alger   Davis   Goldman Morgan  Equity Over- High   Asset
        Growth  Bay     Bay      Bay     Stock    Growth   Sayles  Sayles Equity  Venture Sachs   Stanley Income seas  Income Man-
        Series  Advis-  Advisors Advis-  Index    and      Small   Bal-   Growth  Value   Midcap  Inter-  Port-  Port- Port-  ager
                ors     Money    ors     Series   Income   Cap     anced  Series  Series  Value   nation- folio  folio folio  Port-
                Bond    Market   Managed          Series   Series  Series                 Series  al                          folio
                Income  Series   Series                                                           Magnum
                Series                                                                            Equity
                                                                                                  Series

         -------------------------------------------------------------------------------------------------==================-------

Eligible Funds buy portfolio investments to support values and benefits of the Policies.
-------------------------------------------------------------------------------

                          POLICY VALUES AND BENEFITS

DEATH BENEFIT

  If the insured dies while the Policy is in force, NELICO will pay a death benefit to the beneficiary.

  DEATH BENEFIT OPTIONS. When you apply for a Policy, you may choose between two death benefit options.

  The Option 1 (Face Amount) death benefit provides a death benefit equal to the face amount of the Policy. The Option 1 death benefit is fixed, subject to increases required by the Internal Revenue Code.

  The Option 2 (Face Amount Plus Cash Value) death benefit provides a death benefit equal to the face amount of the Policy plus the amount, if any, of the Policy's cash value. The Option 2 death benefit is also subject to increases required by the Internal Revenue Code.

  In order to meet the Internal Revenue Code's definition of life insurance, the Policies provide that the death benefit, which for these purposes includes any coverage provided under any Adjustable Term Insurance Rider, will not be less than that required by the "cash value accumulation test" specified in
Section 7702(a)(1) of the Internal Revenue Code, or the "guideline premium test" specified in Section 7702(a)(2) of the Internal Revenue Code, as selected by you when the Policy is issued. Once the Policy is issued with either the cash value accumulation test or the guideline premium test, that test will be used for the life of the Policy.

  Under the cash value accumulation test, the death benefit payable on any day is not less than the Policy's cash value including the pro rata portion of any Monthly Deduction made for a period beyond the date of death, divided by the applicable net single premium set by the Internal Revenue Code. Net single premiums are based on the age and sex of the insured at the time of the calculation, and decline over time. A table of representative net single premiums is set forth in Appendix E.

  Under the guideline premium test, the death benefit is not less than a percentage of the Policy's cash value, including the pro rata portion of any Monthly Deduction made for a period beyond the date of death, as set forth in Table I in Appendix E. This means that, if the cash value grows to certain levels, the death benefit will be increased to satisfy the tax law requirements. At that point, any payment you make into the Policy will increase the death benefit by more than it increases the cash value. (See "Premiums".)

  If you select the cash value accumulation test, a higher amount of premium payments can generally be made for any given face amount; and a higher death benefit may result in the long term. If cash value growth in the early Policy years is your primary objective, the cash value accumulation test may be the appropriate choice because it allows you to invest more premiums in the Policy per dollar of death benefit. If death benefit protection is your primary objective, the guideline premium test may be the appropriate choice because it generally gives you more coverage per dollar invested, although this is not necessarily the case at later durations of the Policy. If you select the guideline premium test, you will not be able to add the Guaranteed Death Benefit Rider to your Policy. (See "Guaranteed Death Benefit Rider" below.)

  In addition, if you add an Adjustable Term Insurance Rider to the Policy, you may choose to have the face amount of the coverage provided under the Rider added to the face amount of the Policy for purposes of calculating the Option 1 or Option 2 death benefit. If you elect to include the rider coverage in the calculation of the death benefit, the Policy may provide an increased potential for cash value to grow relative to the death benefit than would otherwise be the case. If you elect not to include the rider coverage in the calculation of the death benefit, the Policy may provide an increased potential for the death benefit to grow relative to cash value than would otherwise be the case. (If you elect the Adjustable Term Insurance Rider after the Policy is issued and your Policy has the Guaranteed Death Benefit Rider, then you must choose to add the Adjustable Term Insurance Rider coverage to the Policy's face amount in the calculation of the Policy's Option 1 or Option 2 death benefit. See "Guaranteed Death Benefit Rider" below.)

  If death occurs at or after the Policy Anniversary when the insured reaches attained age 100, the death benefit is equal to the greater of (i) the cash value on the date of death; or (ii) the face amount, if the Policy had a Guaranteed Death Benefit rider attached, and the Guaranteed Death Benefit was in effect on the Policy Anniversary when the Insured reached attained age 100.

GUARANTEED DEATH BENEFIT RIDER

  Subject to state availability, if you have elected the cash value accumulation test, you may also elect on your application a rider benefit under the Policy that provides a Guaranteed Death Benefit. (If you have elected coverage under an Adjustable Term

Insurance Rider, you may elect the Guaranteed Death Benefit Rider only if you have chosen to add the Adjustable Term Insurance Rider coverage to the Policy's face amount in the calculation of the Policy's Option 1 or Option 2 death benefit). If the Guaranteed Death Benefit is in effect, as determined on the first day of each Policy month until the insured attains age 100, the Policy will not lapse even if the net cash value is insufficient to cover the Monthly Deduction due for that month. The death benefit will be adjusted as described below before the proceeds are paid.

  On the first day of a Policy month, if the total premiums you have paid, less all partial surrenders you have made and less any outstanding Policy loan plus accrued loan interest, is at least equal to: the Guaranteed Death Benefit Premium shown in Section 1 of your Policy, multiplied by the number of complete Policy years the Policy has been in force, plus 1/12 of that premium for each Policy month of the current policy year up to and including the Policy month in question, then the guarantee will apply for that month.

  If you reduce the Policy's face amount or make a partial surrender which reduces the face amount, or reduce or delete a rider benefit from your Policy, or if your Policy's rating classification is improved, the Guaranteed Death Benefit premium shown in Section 1 of your Policy will be recalculated, as well as following an increase in the Policy's face amount or in the amount of coverage provided by riders. (See "Premiums" below.) In applying the formula to determine whether the Guaranteed Death Benefit is in effect, the Policy's original Guaranteed Death Benefit premium will be used for the period of time it was in effect, and each recalculated Guaranteed Death Benefit premium for the period of time it was in effect.

  If you elect this benefit, a charge will apply to your Policy as part of the Monthly Deduction, currently until the Policy anniversary when the insured reaches attained age 100, unless you request that the rider terminate before that time. The rider cannot be added after issue of the Policy.

  NELICO may restrict any unplanned premium payment that would increase the Policy's death benefit by more than it would increase cash value. (See "Flexible Premiums.") Under some circumstances, this could result in your being unable to make unplanned premium payments that are necessary in order to keep the Guaranteed Death Benefit rider benefit in effect.

ADJUSTMENTS TO THE DEATH PROCEEDS PAYABLE

  The death proceeds actually paid to the beneficiary are equal to the death benefit in effect on the date of the insured's death reduced by any outstanding loan and accrued loan interest as of that date and by the portion of any unpaid Monthly Deduction for the period prior to that date. The death proceeds will be increased by any rider benefits payable.

  The death proceeds may also be adjusted if the insured's age or sex was misstated in the application, if death results from the insured's suicide within two years (or less if provided by state law) from the Policy's date of issue or within two years (or less if provided by state law) from an increase in the Policy's face amount, or if limits on the death benefit are imposed by rider. (See "Limits to NELICO's Right to Challenge the Policy".)

CHANGE IN DEATH BENEFIT OPTION

  At any time after the first Policy year, you may change your death benefit option by sending your written request for change to NELICO's Administrative Office. The request will be effective on the date it is received at NELICO's Administrative Office. A change in death benefit option may result in tax consequences to you. (See "Tax Considerations".)

  If you change from Option 1 (Face Amount) to Option 2 (Face Amount Plus Cash Value), the Policy's face amount will be reduced by the amount necessary for the death benefit to be the same immediately before and after the change. The face amount reduction will apply to the Policy's initial face amount and any prior increases in face amount on a pro rata basis. A face amount reduction below $50,000 is permitted only with NELICO's consent. Any rider benefits under the Policy may also have to be decreased. If you selected the guideline premium test for the Policy, in some circumstances a partial surrender of cash value may be necessary in order to comply with Federal tax law limits on the amount of premiums that can be paid into the Policy.

  If you change from Option 2 (Face Amount Plus Cash Value) to Option 1 (Face Amount), the Policy's face amount will be increased, if necessary, for the death benefit to be the same immediately before and after the change. The resulting increase in face amount will be applied to the Policy's initial face amount and any prior increase in face amount on a pro rata basis.

  After the Policy is issued, you cannot change your election of the tax test (cash value accumulation test or guideline premium test). In addition, your election whether to add the face amount of any Adjustable Term Insurance Rider that is part of your Policy to the face amount of the base Policy for purposes of calculating the Option 1 or Option 2 death benefit cannot be changed. (See "Death Benefit Options".)

CASH VALUE

  Your Policy's cash value includes its cash value in the Variable Account, in the Fixed Account and, if you have an outstanding Policy loan, in NELICO's general account as a result of the loan. The cash value reflects net premium payments, the investment experience of the Policy's Sub-Accounts, interest credited on its cash value in the Fixed Account and on amounts held in the general account as a result of a loan, the death benefit option chosen, amounts deducted for Policy charges, amounts surrendered and transfers among the Policy's Sub-Accounts and the Fixed Account.

  Your Policy's net cash value is the amount you will receive if you surrender the Policy. The net cash value is the cash value reduced by any outstanding Policy loan (and accrued interest). The net cash value is increased by the portion of any cost of insurance charge deducted that applies to the period beyond the date of surrender. If you surrender the Policy during the grace period, the net cash value you receive is reduced by an amount to cover the Monthly Deduction to the date of surrender. (See "Loan Provision" and "Monthly Deduction from Cash Value".)

  The Policy's cash value in the Variable Account may increase or decrease daily depending on the investment experience of the Policy's Sub-Accounts. Unfavorable investment experience can reduce the net cash value to zero. Because there is no guaranteed minimum cash value in the Variable Account, you bear the entire investment risk with respect to the cash value. The premium payment schedule you choose will also affect the Policy's net cash value.

  Cash value attributable to the Variable Account is determined by multiplying the number of units credited to each sub-account by the appropriate unit values. That portion of any premium payment or transfer amount allocated to a sub-account is converted to units of the sub-account(s) selected by dividing the allocated premium payment or transfer amount by the unit value for the selected sub-account next determined following (i) for premium payments, receipt of the premium payment at NELICO's Administrative Office (or, in the case of the initial premium payment, determined on the Investment Start Date);
(ii) for transfers, receipt of the transfer request at NELICO's Administrative Office. The number of units in a sub-account will be reduced whenever its value is reduced due to a full or partial surrender, a Policy loan, a transfer, a Monthly Deduction, and payment of a face amount increase administrative charge. The reduction is determined by dividing the dollar amount of the transaction by the unit value for the affected sub-account next determined following the transaction.

  The unit value of each sub-account depends on the net investment experience of its corresponding Eligible Fund and reflects fees and expenses borne by the Eligible Fund. The unit value for each sub-account was set at $100.00 on or about the date on which shares of the corresponding Eligible Fund first became available to investors. The unit value is determined as of the close of regular trading on the New York Stock Exchange on each day that the Exchange is open for trading by multiplying the most recent unit value by the net investment factor ("NIF") for that day (see below).

  The NIF for any sub-account reflects the change in net asset value per share of the corresponding Eligible Fund as of the close of regular trading on the Exchange from the net asset value most recently determined, the amount of dividends or other distributions made by that Eligible Fund since the previous determination of net asset value per share, and deductions for taxes, if any, made from the Variable Account. Specifically, a sub-account's NIF for a given day is equal to the net asset value per share of the Eligible Fund corresponding to the sub-account at the end of the day, plus the per-share amount of any dividend, capital gain or other distribution made by the Eligible Fund on such day; divided by the net asset value per share of that Eligible Fund as of the end of the immediately preceding day; minus a factor for taxes deducted from the sub-account and attributable to the Policy, if any. The NIF can be greater or less than one.

ALLOCATION OF NET PREMIUMS

  The first net premium for the Policy is credited with net investment experience equal to that of the Zenith Money Market Sub-Account from the investment start date until the day that NELICO mails the confirmation for the initial premium (in states that require a refund of premiums paid upon exercise of the Right to Return the Policy, until 15 days after the date the initial premium confirmation is mailed). Thereafter, the Policy's cash value (which will reflect at least one Monthly Deduction) is allocated to the Sub-Accounts and/or the Fixed Account according to your instructions. (See "Investment Options" and "Monthly Deduction from Cash Value.") Your cash value is maintained in the general account of NELICO or an affiliate until the date that NELICO mails the confirmation for the initial premium.

  If the face amount of the Policy is increased, the portion of net premiums attributable to the increase will be allocated among accounts in accordance with your current allocation instructions. Currently, allocations can be made to an unlimited number of available accounts (including the Fixed Account) at any one time.

AMOUNT PROVIDED FOR INVESTMENT UNDER THE POLICY

  The investment start date is the latest of: the date when NELICO first receives a premium payment for the Policy, the date Part II of the Policy application is signed and the Policy Date. (For this purpose, receipt of the premium payment means receipt by your registered representative, if the payment is made with the application; otherwise, it means receipt by a NELICO agency or, in the case of a Policy sold through MetLife Brokerage, receipt by MetLife Brokerage at its Princeton, New Jersey office.)

  If you make a premium payment with the application, the Policy Date is generally the later of the date Part II of the application is signed and receipt of the premium payment. In that case, the Policy Date and investment start date are the same. The amount of premium paid with the application must be at least 10% of the annual Planned Premium for the Policy. Only one premium payment may be made before the Policy is issued.

  If you make a premium payment with the application, the insured will be covered under a temporary insurance agreement for a limited period that is described in the temporary insurance agreement form. Generally, coverage under the temporary insurance agreement begins on the later of the date when NELICO receives the premium for the Policy and the date when Part II of the application is signed. The maximum amount of coverage provided is the lesser of the amount of insurance applied for and $500,000 for standard and preferred risks ($250,000 for substandard risks and $50,000 for persons who are determined to be uninsurable). There may be variations to these provisions required by state law.

  If a Policy is issued, Monthly Deductions, including cost of insurance charges, begin as of the Policy Date, even if the Policy's issuance was delayed due to underwriting requirements; and will be in amounts based on the face amount of the Policy issued, even if the temporary insurance coverage received during the underwriting period was for a lesser amount. If NELICO declines an application, it will refund the premium payment made plus interest at the rate currently in use by NELICO.

  If you choose to pay the initial premium upon delivery of the Policy, the Policy will have a Policy Date which is generally five days after issue. The investment start date will be the later of the Policy Date and the date the premium is received. Monthly Deductions will begin on the Policy Date. Interest at a 4% net rate will be credited on the applicable net Minimum Premium for the period, if any, between the Policy Date and the investment start date. Insurance coverage under the Policy will begin upon receipt of the portion of the Minimum Premium due for the first quarter (or, upon receipt of the number of monthly payments due under NELICO's Master Service Account arrangement.)

  Under limited circumstances, NELICO may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed. Backdating may be desirable, for example, so that you can purchase a particular Policy face amount for lower cost of insurance rates, based on a younger insurance age. For a backdated Policy, you must also pay the Minimum Premium payable for the period between the Policy Date and the investment start date. As of the investment start date, NELICO will allocate to the Policy those net premiums, adjusted for monthly Policy charges and interest at a 4% net rate, for the period between the Policy Date and the investment start date.

  The amount provided for investment in the Policy is adjusted as of each day the New York Stock Exchange is open to reflect the investment experience of the Sub-Accounts for that day.

RIGHT TO RETURN THE POLICY

  You may cancel the Policy within 10 days (or more where required by applicable state insurance law) after you receive the Policy. The Policy may be returned to NELICO or its agent. Insurance coverage ends as soon as the Policy is returned (as determined by its postmark, if the Policy is mailed). If you choose to cancel the Policy, NELICO will refund the cash value of the Policy plus any sales charges and premium tax charges that were deducted from the premiums you paid, or if required by state insurance law, any premiums paid with interest at the rate currently in use by NELICO.

  You may cancel an increase in face amount which you have requested within 10 days (or more where required by state law) after you receive the adjusted Policy. You may return the face amount increase to NELICO or your registered representative. The face amount increase will be canceled from its beginning and any Monthly Deduction and charge deducted in connection with the face amount increase will be returned to your cash value.

                             CHARGES AND EXPENSES

  The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with the particular Policy. For example, the sales charge may not fully cover all of the sales and distribution expenses actually incurred by NELICO, and proceeds from other charges, including the mortality and expense risk charge, may be used in part to cover such expenses.

DEDUCTIONS FROM PREMIUMS

  SALES CHARGE. NELICO deducts a sales charge of 8% from each premium payment made during a Policy year until an amount equal to the Target Premium has been paid; and 1% from each premium payment made thereafter during a Policy year.

  The sales charges under a Policy in a given Policy year are not necessarily related to NELICO's actual sales expenses for that year.

  Sales charges for Policies sold to certain cases may be reduced. NELICO may reduce or eliminate the sales charge when you purchase a Policy, on cash value transferred in the first year from life insurance policies that were issued by New England Mutual, NELICO or NELICO's affiliates and that meet certain premium, cash value and/or face amount minimums, as currently published by NELICO. NELICO's normal issuance criteria, including reinsurance and other limitations, as well as certain other eligibility requirements, would also apply in these situations. Your registered representative can advise you regarding the availability of this feature.

  PREMIUM TAX CHARGE. NELICO deducts 2% from each premium payment made to cover premium taxes. Premium taxes vary from state to state.

MONTHLY DEDUCTION FROM CASH VALUE

  On the first day of each Policy month, starting with the Policy Date, NELICO deducts the "Monthly Deduction" from your cash value. If a Guaranteed Death Benefit rider is in effect, or if the Policy is protected against lapse by payment of the Minimum Premium during the first three Policy years, the Monthly Deduction is made, whether or not premiums are paid, until the cash value equals zero. Otherwise, the Monthly Deduction is made, whether or not premiums are paid, as long as the net cash value is sufficient to cover the entire Monthly Deduction. If the net cash value is insufficient to cover the entire Monthly Deduction and no Guaranteed Death Benefit rider or Minimum Premium guarantee is in effect, the Policy will be in default and may lapse. (See "Lapse and Reinstatement".) The Monthly Deduction reduces the cash value in each Sub-Account of the Variable Account and in the Fixed Account in proportion to the cash value in each, unless you have specified a "Single Source Expense Sub-Account" on the Policy application. If a Single Source Expense Sub-Account has been specified, the Monthly Deduction will reduce the cash value in the sub-account that you have designated until that sub-account's cash value has been exhausted; and then will reduce the cash value in the sub-accounts and the Fixed Account on a pro rata basis, as described above. The Fixed Account cannot be designated as the monthly charge sub-account.

  The Monthly Deduction includes the following charges:

  POLICY FEE. The Policy fee is currently equal to $5.00 per month. The fee is guaranteed not to exceed $10.00 per month.

  MORTALITY AND EXPENSE RISK CHARGE. NELICO deducts a charge from your cash value on each Monthly Deduction Date for the mortality and expense risks that NELICO assumes. This charge is set at an annual rate of 0.75% during the first ten Policy years, and 0.25% thereafter (guaranteed not to exceed 0.75%). The mortality risk NELICO assumes is that insureds may live for shorter periods of time than NELICO estimated. The expense risk is that NELICO's costs of issuing and administering the Policies may be more than NELICO estimated. If the proceeds from this charge are not needed to cover mortality and expense risks, the Company may use proceeds to finance distribution of the Policies. The mortality and expense risk charge is deducted last after all other components of the Monthly Deduction. It is calculated separately for each segment of coverage that was underwritten; the actual charge is based on a weighted average of the mortality and expense risk charge applicable to each underwritten segment (based on relative Target Premiums associated with each segment).

  MONTHLY CHARGES FOR THE COST OF INSURANCE. This charge covers the cost of providing insurance protection under your Policy. No cost of insurance charge is deducted on or after the Policy Anniversary when the insured reaches attained age 100. The cost of insurance charge for a Policy month is equal to the "amount at risk" under the Policy, multiplied by the cost of insurance rate for that Policy month. The amount at risk is determined on the first day of the Policy month after the Monthly Deduction (except for the mortality and expense risk charge component) has been processed and is the amount by which the death benefit (discounted at the monthly equivalent of 4% per year) exceeds the Policy's cash value. The cost of insurance rate for your Policy changes from month to month.

  The Adjustable Term Insurance Rider has its own cost of insurance rates that are different from those of the base Policy. However, if you elect to add the Adjustable Term Insurance Rider to the face amount of the base Policy in the calculation of

Death Benefit Option 1 or 2, then once the net amount at risk of the base Policy has been reduced to zero, any excess cash value of the base Policy will be used to reduce the net amount at risk under the term insurance rider; if the Adjustable Term Insurance Rider is not added to the face amount of the base Policy in the calculation of Death Benefit Option 1 or 2, then the term rider's net amount at risk is not reduced by any of the base Policy's cash value.

  The guaranteed cost of insurance rates for a Policy depend on the insured's underwriting class, age on the first day of the Policy year and sex (if the Policy is sex-based). The current cost of insurance rates will also depend on the insured's age at issue of the Policy and on the duration of the Policy. The rates are guaranteed not to be higher than rates based on the 1980 Commissioners Standard Ordinary Mortality Tables (the "1980 CSO Tables"). The rates actually used may be lower than these maximum rates, depending on NELICO's expectations regarding future mortality and expense experience, lapse rates and investment earnings. NELICO reviews the adequacy of its current cost of insurance rates and may adjust their level periodically. Any change in the current cost of insurance rates will be applied prospectively only and will be on a non-discriminatory basis. The current cost of insurance rate for a Policy is set forth in the Policy Owner's annual statement. (For information regarding a Policy's cost of insurance rates following a face amount increase, see "Increase in Face Amount".)

  The underwriting classes used for determining cost of insurance rates are smoker standard, smoker rated, nonsmoker preferred, nonsmoker standard, nonsmoker rated and guaranteed issue. Rated and guaranteed issue classifications result in higher cost of insurance deductions. The guaranteed maximum mortality charges for rated Policies are based on multiples of the 1980 CSO Tables. (For information regarding a Policy's underwriting classification following a face amount increase, see "Increase in Face Amount".)

  For fully underwritten Policies with a face amount of $100,000 or more and where the insured's issue age is 20 through 75, the standard nonsmoker underwriting classes are nonsmoker preferred and nonsmoker standard; for Policies with a face amount less than $100,000 and for Policies where the insured's issue age is above 75 only the nonsmoker standard class is used. The nonsmoker preferred class generally offers more favorable rates on a current basis than the nonsmoker standard class.

  Cost of insurance rates are generally more favorable for nonsmoker than for smoker insureds and generally more favorable for female than for male insureds. Within a given underwriting class, cost of insurance rates are generally more favorable for insureds with lower issue ages. Where required by state law, and for Policies sold in connection with certain employee benefit plans, cost of insurance rates (and Policy values and benefits) do not vary based on the sex of the insured.

  NELICO may offer Policies on a guaranteed issue basis to certain cases. If an eligible case purchases Policies on a guaranteed issue basis, the Policies will be issued up to a predetermined face amount limit, with only minimum evidence of insurability. Guaranteed issue Policies provide substantial benefit to such arrangements in that minimal time and effort is necessary to qualify an entire group of persons for coverage without extensive applications or medical examinations. Because only limited underwriting information is obtained, NELICO has determined that the issuance of Policies on a guaranteed issue basis may present additional mortality cost to NELICO relative to Policies issued to individuals in the standard class. Therefore, NELICO will generally use higher current cost of insurance rates for guaranteed issue Policies. For certain cases, the charge may vary based on the size of the group, the total premium to be paid by the group and certain characteristics of its members. The overall guaranteed maximum monthly cost of insurance charges for guaranteed issue status will exceed charges based on 100% of the 1980 CSO Tables.

  Policies issued on a guaranteed issue basis will have cost of insurance rates that vary depending on whether the insured is a smoker or nonsmoker. Nonsmokers will be treated as a group in that no preferred nonsmoker rates will be available. The cost of insurance rates for guaranteed issue Policies will not vary according to the face amount of an individual Policy; however, currently the rates may be lower if the Policy is issued to a case where its members have certain characteristics. Generally the monthly cost of insurance charges will be higher than they would be for the same insured under a fully underwritten Policy, if the insured is not a substandard risk.

  Eligible cases may also elect to purchase Policies on a simplified underwriting basis, either as an alternative to guaranteed issue or for amounts of insurance which exceed NELICO's guaranteed issue limits, but may not elect guaranteed issue for some members of the group and simplified underwriting for others. Policies issued on a simplified underwriting basis will have the same cost of insurance rates as fully underwritten Policies; however, the nonsmoker preferred class is not available to these Policies.

  GUARANTEED DEATH BENEFIT RIDER CHARGE. If you have elected the Guaranteed Death Benefit rider, the guaranteed death benefit rider charge is $0.01 per $1,000 of face amount (including the base Policy and any Adjustable Term Rider), and is deducted as part of the Monthly Deduction, currently until the Policy anniversary when the insured reaches attained age 100.

This charge compensates NELICO for its guarantee that, regardless of the investment experience of the Policy's Sub-Accounts, the Policy will not lapse, provided that the total amount of premiums paid, less partial surrenders and loans, equals or exceeds the applicable multiple of the Guaranteed Death Benefit premium shown in Section 1 of the Policy. (See "Guaranteed Death Benefit Rider" and "Adjustments to the Death Proceeds Payable".)

  CHARGES FOR ADDITIONAL BENEFITS AND SERVICES. NELICO imposes charges for the cost of any additional Rider benefits as described in the rider form. NELICO also reserves the right to charge Policy Owners a nominal fee, which will be billed directly to the Policy Owner, in the event that a Policy re-issue or re-dating is requested.

  CHARGES FOR INCOME TAXES. NELICO currently makes no charge for income taxes against the Variable Account, but in the future NELICO may impose such a charge, if appropriate. NELICO reserves the right to make a charge for any taxes imposed on the Policies by any governmental body in the future. (See "Charge for NELICO's Income Taxes".)

CHARGES AGAINST THE ELIGIBLE FUNDS

  Charges for investment advisory fees and other expenses are deducted from the assets of the Eligible Funds. The Zenith Fund Series incur charges for advisory fees and certain other expenses. The series (other than the Capital Growth Series) are advised by TNE Advisers, Inc., an affiliate of NELICO. Under a voluntary expense cap by TNE Advisers for each of the Back Bay Advisors Bond Income, Back Bay Advisors Money Market, Back Bay Advisors Managed, Westpeak Stock Index, and Westpeak Growth and Income Series, TNE Advisers will bear those expenses (other than the management fee) that exceed 0.15% of average daily net assets; for the Loomis Sayles Small Cap Series, TNE Advisers will bear all expenses that exceed 1.00% of average daily net assets. For the remaining Zenith Fund Series (other than the Capital Growth Series), TNE Advisers, under a voluntary expense deferral arrangement, will bear those expenses (other than the management fee) which exceed a certain limit in the year in which they are incurred and will charge those expenses to the series in a future year when actual expenses of the series are below the limit up until two years after the end of the fiscal year in which the expense was incurred. The expense cap and expense deferral arrangement may be terminated at any time.

  The following table shows the annual operating expenses for each series, based on actual expenses for 1997, (for the Goldman Sachs Midcap Value Series, anticipated expenses for 1998), after giving effect to the applicable expense cap or expense deferral arrangement:

ANNUAL OPERATING EXPENSES

 (AS A PERCENTAGE OF AVERAGE NET ASSETS AFTER ANY EXPENSE CAP)

                                   BACK     BACK
                                   BAY      BAY      BACK            WESTPEAK LOOMIS
                                 ADVISORS ADVISORS   BAY    WESTPEAK  GROWTH  SAYLES
                         CAPITAL   BOND    MONEY   ADVISORS  STOCK     AND    SMALL
                         GROWTH   INCOME   MARKET  MANAGED   INDEX    INCOME   CAP
                         SERIES   SERIES   SERIES   SERIES   SERIES   SERIES  SERIES
                         ------- -------- -------- -------- -------- -------- ------
Management Fee..........  .63%     .40%     .35%     .50%     .25%     .70%   1.00%
Other Expenses..........  .04%     .12%     .10%     .11%     .15%     .12%      --
                          ----     ----     ----     ----     ----     ----   -----
  Total Series
   Operating............  .67%     .52%     .45%     .61%     .40%     .82%   1.00%

EXPENSES

ANNUAL OPERATING EXPENSES
 (AS A PERCENTAGE OF AVERAGE NET ASSETS AFTER EXPENSE DEFERRAL)

                                   GOLDMAN             MORGAN
                                    SACHS   LOOMIS     STANLEY     DAVIS  ALGER
                                   MIDCAP   SAYLES  INTERNATIONAL VENTURE EQUITY
                                    VALUE  BALANCED    MAGNUM      VALUE  GROWTH
                                   SERIES*  SERIES  EQUITY SERIES SERIES  SERIES
                                   ------- -------- ------------- ------- ------
Management Fee....................  .75%     .70%        .90%      .75%    .75%
Other Expenses....................  .15%     .15%        .40%      .15%    .12%
                                    ----     ----       -----      ----    ----
  Total Operating Expenses........  .90%     .85%       1.30%      .90%    .87%

--------

* Anticipated annual operating expenses for the Goldman Sachs Midcap Value Series are based on the management fee approved by shareholders of the Series that became effective on May 1, 1998, and other expenses actually incurred for the Series for 1997.

  The investment adviser for the VIP Fund and VIP Fund II is Fidelity Management & Research Company, a registered investment adviser under the Investment Advisers Act of 1940. The Portfolios of the VIP Fund and VIP Fund II, as part of their operating expenses, pay investment management fees to Fidelity Management & Research Company. The Portfolios also bear certain other expenses. For the year ended December 31, 1997, the total operating expenses incurred by the Portfolios, as a percentage of Portfolio average net assets, were as follows:

                                                MANAGEMENT  OTHER   TOTAL ANNUAL
PORTFOLIO                                          FEES    EXPENSES   EXPENSES
---------                                       ---------- -------- ------------
VIP Fund Equity-Income.........................    .50%      .08%      .58%*
VIP Fund Overseas..............................    .75%      .17%      .92%*
VIP Fund High Income...........................    .59%      .12%      .71%
VIP Fund II Asset Manager......................    .55%      .10%      .65%*

--------

* Total annual expenses do not reflect certain expense reductions due to directed brokerage arrangements and custodian interest credits. Had these reductions been included, total annual expenses would have been .57% for Equity-Income Portfolio, .90% for Overseas Portfolio and .64% for Asset Manager Portfolio.

  Affiliates of Fidelity Management & Research Company compensate NELICO and/or certain affiliates for administrative, distribution, or other services relating to these Portfolios of VIP Fund and VIP Fund II. Such compensation is based on assets of the Portfolios attributable to the Policies and certain other variable insurance products issued by NELICO and its affiliates.

SPECIAL ARRANGEMENTS

  For Policies issued in connection with certain cases, NELICO may waive or reduce one or more of the following charges: the sales charge, charges for the cost of insurance including any additional charge for guaranteed issue status, mortality and expense risk charge, Policy Fee, face amount increase charge, and/or premium tax charges described in "Charges and Expenses". (In addition, the interest rate credited on amounts taken from the sub-accounts as a result of a Policy loan may be increased for these Policies.) NELICO will waive or reduce these charges according to its rules in effect when the Policy application is approved. To qualify for a waiver or reduction, the case must satisfy certain criteria as to, for example, size and number of years in existence. Generally, the sales contacts and effort, administrative costs and mortality cost per Policy vary based on such factors as the size of the case, its stability, the purposes for which the Policies are purchased and certain characteristics of its members. The amount of reduction and the criteria for qualification will reflect the reduced sales and administrative effort resulting from sales to qualifying cases. NELICO may modify from time to time both the amounts of reductions and the criteria for qualification. Reductions in or waiver of these charges will not be unfairly discriminatory against any person, including the affected Policy Owners and all other Policy Owners of Policies funded by the Variable Account. The waiver or reduction of Policy charges for certain cases described above will not apply to Policies issued in the state of New York, other than Policies issued to non-tax qualified deferred compensation plans of various types.

  The United States Supreme Court has held that certain insurance policies providing values and benefits that vary with the sex of the insured may not be used to fund certain employee benefit programs. Therefore, NELICO offers Policies that do not vary based on the sex of the insured for use in connection with certain employee benefit programs. NELICO recommends that any employer proposing to offer the Policies to employees consult its attorney before doing so.

                                   PREMIUMS

FLEXIBLE PREMIUMS

  Within the limits described below, you may choose the amount and frequency of premium payments. You may select a Planned Premium schedule, which is a level amount. This schedule, which must be within NELICO's minimum and maximum limits, appears in your Policy. It is not necessarily designed to keep your Policy in force, and you may skip Planned Premium payments or make additional payments. Additional payments could be subject to underwriting. No payment can be less than $25 ($10 for payments made pursuant to certain monthly payment arrangements), and the total of Planned Premiums and other payments will be limited to NELICO's published maximum.

  Planned Premiums can be paid on an annual, semi-annual, quarterly or monthly schedule. You can change your Planned Premium schedule by sending your request to NELICO's Administrative Office. However, the amount of your Planned Premium cannot be increased except with the consent of NELICO, and underwriting may be required. Cash values and death benefits are permanently affected by the amount and frequency of premium payments.

  You may make payments by check or money order. NELICO will send premium notices for annual, semi-annual, quarterly or monthly Planned Premiums. Premium payments may also be made by wire transfer of federal funds in accordance with our procedures then in effect.

  Premium payments may not be made on and after the Policy anniversary on which the insured reaches attained age 100.

  NELICO offers two types of premium payment levels that can protect your Policy against lapse over specified time periods.

  First, NELICO determines a three-year Minimum Premium amount based on the Policy's face amount, the age, sex (unless unisex rates apply) and underwriting class of the insured, the current level of Policy charges and any rider benefit selected. Generally, during this three-year period, as long as the Minimum Premium amount is timely paid, the Policy is guaranteed not to lapse even if the Policy's net cash value is insufficient to pay the Monthly Deduction in any month. (To determine whether the Policy will lapse, NELICO compares (a) the total monthly Minimum Premiums for the Policy from the Policy Date to that Policy month, to (b) the total premiums paid to date, less all partial surrenders and any outstanding Policy loan balance. If (b) is greater than or equal to (a), the Policy will not lapse.) However, no three-year Minimum Premium death benefit guarantee will apply if you substitute the insured or reinstate the Policy in the first three Policy years, unless, in the case of a reinstatement, you pay all the applicable Minimum Premiums that were not paid including those for the period when the Policy was lapsed. The Minimum Premium will be recalculated if you increase the face amount, reduce the face amount or make a partial surrender that reduces the face amount, or add, reduce or delete a rider benefit, or if the rating classification of your Policy is improved in the first three Policy years.

  Second, if you have elected the Guaranteed Death Benefit Rider and the Guaranteed Death Benefit premium shown in Section 1 of your Policy is timely paid, then the Policy will stay in force until the insured reaches age 100. The Guaranteed Death Benefit premium is based on the Policy's face amount, the age, sex (unless unisex rates apply) and underwriting class of the insured, the death benefit option chosen, the guaranteed level of Policy charges and any rider benefit selected. If you reduce the Policy's face amount or make a partial surrender which reduces the face amount, or reduce or delete a rider benefit from your Policy, or if your Policy's rating classification is improved, the Guaranteed Death Benefit premium will be recalculated, as well as following an increase in the Policy's face amount or in the amount of coverage provided by riders.

  If you have selected the guideline premium test, Federal tax law limits the amount of premiums that can be paid under the Policy. In addition, if any payments under the Policy exceed the "7-pay test" under Federal tax law, you may be taxed on certain distributions. (See "Tax Considerations".) NELICO's consent is required if, in order to satisfy tax law requirements, any payment would increase the Policy's death benefit by more than it would increase cash value. NELICO may require evidence of insurability before accepting the payment.

  NELICO allocates net payments to your Policy's Sub-Accounts as of the date the payment is received at NELICO's Administrative Office. (See "Receipt of Communications and Payments at NELICO's Administrative Office".)

  A payment is treated first as a Planned Premium, second as repayment of Policy loan interest due, third as repayment of a Policy loan, and last as an unscheduled payment, unless you designate otherwise in writing to NELICO. (For Policies issued in New York, a payment will be treated as a Planned Premium when a Policy loan is outstanding only if the payment is in the exact amount of the Planned Premium next due; otherwise, it will be treated first as repayment of Policy loan interest due, second as repayment of a Policy loan, third as a Planned Premium, and last as an unscheduled payment.) If you have a Policy loan, it may be more advantageous to repay the loan than to make a premium payment, because the premium payment is subject to sales and tax charges, whereas the loan repayment is not subject to any charges. (See "Loan Provision", "Deductions from Premiums" and "Death Benefit".)

  Under Policies issued in New Jersey, if you have met the requirements for the three-year Minimum Premium death benefit guarantee at the end of the three year guarantee period, the Minimum Premium death benefit guarantee will continue to apply during the fourth Policy year as long as payments made during that Policy year, less partial surrenders and loans made in that year, equal the guaranteed maximum Policy charges for the fourth Policy year. If you make a Policy transaction that changes the amount of the guaranteed maximum Policy charges for that year, then the amount you need to pay in order to preserve the Minimum Premium death benefit guarantee for an extra Policy year will change accordingly.

LAPSE AND REINSTATEMENT

  LAPSE. Unless the Guaranteed Death Benefit is in effect (or, during the first three Policy years, unless the Minimum Premium requirements described under "Premiums" have been met), in any month that there is insufficient net cash value to pay a Monthly Deduction the Policy will be in default. The Policy provides a 62 day grace period for payment of a premium sufficient to permit the Monthly Deduction to be made (as well as applicable deductions from the premium). (For Policies issued in New Jersey the amount due is the least of: a premium large enough to permit the Monthly Deduction, as well as applicable deductions from the premium, to be made; a premium large enough to permit the Guaranteed Death Benefit to be in effect; and a premium large enough to permit the three year Minimum Premium death benefit to be in effect. NELICO will notify you of the amount due. During the grace period insurance coverage continues under your Policy, but if the insured dies before the premium is paid, NELICO will deduct from the death proceeds the portion of the unpaid Monthly Deduction for the period prior to the date of death. If the required premium is unpaid at the end of the grace period, the Policy will lapse without value.

  REINSTATEMENT. If your Policy has lapsed, it may be reinstated within seven years after the date of lapse. If more than seven years have passed, or if you have surrendered the Policy, NELICO's consent is required to reinstate. Reinstatement in all cases is subject to payment of certain charges described in the Policy and generally requires evidence of insurability that is satisfactory to NELICO.

                             OTHER POLICY FEATURES

INCREASE IN FACE AMOUNT

  After the first Policy year you may increase the face amount of your Policy. The request for an increase will be subject to NELICO's underwriting rules and requirements, including proof of insurability. The amount of the increase must be at least $10,000. If the increase requires medical underwriting, a face amount increase charge of $0.80 per $1,000 of the face amount increase (not to exceed $25.00) will be deducted on the date the increase takes effect, and on the first day of the next eleven Policy months, from the Policy's cash value in the sub-accounts and the Fixed Account, in proportion to the amount of cash value in each (unless you have elected a Single Source Expense Sub-Account).

  After an underwritten face amount increase, NELICO will attribute a portion of each premium payment you make to the face amount increase, even if you do not increase the amount or frequency of your premiums.

  Following an underwritten face increase, a new Target Premium will be established for that segment of coverage under the Policy, based on the insured's age and underwriting class at the time of the increase and the amount of the increase. (The insured's age at the time of the increase will be the insured's age at the start of that Policy year.) Following such an increase, sales charges will be deducted from the portion of each premium paid after a face amount increase by applying premium payments to each segment of coverage based on the relative Target Premium amount attributable to each segment, determining whether an amount equal to the Target Premium for each segment has been paid, and calculating and imposing the applicable sales charge with respect to each segment. See "Charges and Expenses" for a description of the sales charges that will apply.

  Face amount increases that are not medically underwritten do not require payment of the face amount increase charge; and generally do not result in an increase in the Target Premium. (The exception is a conversion from term insurance, which will result in an increased Target Premium but no face amount increase charge.)

  The Monthly Deduction applicable to the Policy will be adjusted beginning with the effective date of a face amount increase to reflect the new face amount and amount at risk under the Policy. Cost of insurance charges for the segment of coverage attributable to the increase will be based on the insured's age at the time of the increase (if underwritten or the result of a conversion from term insurance), or on age at issue (if not underwritten) and will reflect any change in risk classification of the insured if the face amount increase was medically underwritten. Future cost of insurance rates for the entire Policy after an increase will be based on a weighted average of relative net amount at risk amounts for each segment of coverage. (See "Charges and Expenses--Monthly Deduction from Cash Value.")

  NELICO determines the net amount at risk associated with a face amount increase by calculating the amount by which the net amount at risk was increased as a percentage of the Policy's total net amount at risk immediately following the increase. The resulting percentage of the Policy's total net amount at risk is applicable to the face amount increase. The remaining percentage of the Policy's total net amount at risk is applicable to the initial face amount. (For example, if the Policy's face amount is increased by $100,000 and the total net amount at risk immediately following the increase in $250,000, then 40% of the total net amount at risk applies to the face amount increase. The remaining 60% applies to the initial face amount.) On each monthly processing day, the net amount at risk used to determine the cost of insurance charge associated with the face amount increase is the Policy's total net amount at risk at that time, multiplied by the percentage calculated as described above. This percentage remains fixed until there is another face amount increase.

  The mortality and expense risk charge is calculated separately for each segment of coverage that was underwritten or that resulted from a conversion from term insurance; the actual charge is based on a weighted average of the mortality and expense risk charge applicable to each underwritten segment and each segment resulting from a term conversion (based on relative Target Premiums associated with each segment).

  An increase in face amount will take effect on the first day of the Policy month following NELICO's approval of your application for the increase. You can contact NELICO's Administrative Office or your registered representative to determine the procedures for requesting a face amount increase. You have a limited time in which you may cancel a face amount increase. (See "Right to Return the Policy".)

  If a Policy has an Adjustable Term Insurance Rider, then NELICO may offer increases in term insurance coverage, including annual term insurance increases which are related to increases in salary or which are based on a fixed annual percentage (the "Salary Refresh" program). Limits on the annual and/or total amount of term insurance increases per Policy that will be permitted on a guaranteed issue basis will be determined at issue of the Policies. Increases that are not being made pursuant to an annual increase, or which exceed this limit, will require underwriting. The terms and conditions of the Salary Refresh program are contained in NELICO's published rules which are furnished at the time of application.

LOAN PROVISION

  You may borrow all or part of the Policy's "loan value" once fifteen days have elapsed after we mail the confirmation for the initial premium. NELICO will make the loan as of the date when a loan request is received at NELICO's Administrative Office. (See "Receipt of Communications and Payments at NELICO's Administrative Office".) You should contact NELICO's Administrative Office or your registered representative for information regarding the procedures to follow for requesting a loan.

  The Policy's loan value is equal to 90% (or more where required by state law) of the Policy's cash value. The amount of loan value available to be borrowed at any time is reduced by the amount of any outstanding Policy loan plus accrued interest.

  If you purchase a Policy with the proceeds of another life insurance policy that has an outstanding policy loan (see "Premium Payments"), the following conditions must be met. First, the applicable application forms must be completed. Second, if the value to be applied from the existing policy to a Policy is subject to a policy loan, then any loan remaining against the new Policy cannot exceed 75% of the cash value of the Policy at issue. It may not be advantageous to replace existing insurance with a Policy.

  When Policy loan proceeds are paid to you, cash value in the amount of the loan is taken from Sub-Accounts and transferred to NELICO's general account as collateral for the loan. When you make a loan repayment, cash value held as collateral is transferred from the general account back to the Sub-Accounts, and thereby increases the cash value in the Sub-Accounts by the amount of the repayment. Unless you specify a different allocation, cash value transferred for a Policy loan is taken from the Sub-Accounts of the Variable Account in proportion to the cash value in each. All loan repayments are allocated, unless you request otherwise, to repay the loans made against the Sub-Accounts of the Variable Account in proportion to the cash value in each at the time of repayment.

  The interest rate charged on Policy loans is 4.75% per year. It accrues daily, and is due on the Policy Anniversary. If not paid at that time, the interest accrued on the loan is added to the loan, and an amount equal to the unpaid interest is deducted from the Policy's cash value in the Sub-Accounts in proportion to the amount in each. Amounts taken as collateral for a loan earn interest at not less than a 4.00% rate per year. Currently, the rate credited is 4.00% for the first 10 Policy years and 4.50% thereafter. Interest earned on amounts held in NELICO's general account as collateral for a Policy loan is credited to the Policy's Sub-Accounts on the Policy Anniversary, in proportion to the cash value in each.

  The tax consequences of a policy loan after the tenth policy year are not clear. You should consult a tax advisor if you intend to take out a policy loan after the tenth policy year or allow a policy loan taken out during the first 10 policy years to remain outstanding after the tenth policy year.

  The amount taken from the Policy's Sub-Accounts as a result of a loan does not participate in the investment experience of the Sub-Accounts. Therefore, the death benefit and cash value of the Policy can be permanently affected by a Policy loan, even if it is repaid. In addition, any proceeds payable under a Policy are reduced by the amount of any outstanding loan plus accrued interest.

  Any payment received while a Policy loan is outstanding is treated first as a Planned Premium, second as repayment of Policy loan interest due, third as repayment of a Policy loan, and last as an unscheduled payment, unless you designate otherwise in writing to NELICO. (For Policies issued in New York, a payment will be treated as a Planned Premium when a Policy loan is outstanding only if the payment is in the exact amount of the Planned Premium; otherwise, it will be treated first as repayment of Policy loan interest due, second as repayment of a Policy loan, third as a Planned Premium, and last as an unscheduled payment.) If a Policy loan is outstanding, it may be more advantageous to repay the loan than to pay a premium, because the payment is subject to sales and premium tax charges, and the loan repayment is not subject to charges. (See "Deductions from Premiums" and "Death Benefit".)

  If Policy loans plus accrued interest exceed the Policy's cash value at any time, NELICO will notify you that the Policy is going to terminate. (This situation is referred to as an "excess policy loan".) The Policy will terminate without value 62 days after the notice is mailed unless the excess amount is paid to NELICO within that time. If the Policy lapses with a loan outstanding, adverse tax consequences may result. (See "Tax Considerations" below.)

  Department of Labor ("DOL") regulations set forth requirements for participant loans under retirement plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Generally, the DOL regulations will apply to plans that qualify under Section 401 of the Internal Revenue Code (the "Code"). If the retirement plan is subject to ERISA, the plan fiduciary authorized to oversee/direct the plan loan program must fulfill the requirements of the regulations including charging a "commercially reasonable" rate of interest. The policy loan interest rate may not be considered "commercially reasonable" within the meaning of the DOL regulations. In addition, the DOL regulations require that a plan loan be adequately secured but provide that not more than 50% of the participant's vested account balance (including the Policy cash value) be used as security for the loan. The DOL regulations and applicable tax law may also contain other requirements for plan loans. Therefore, plan loan provisions may differ from Policy loan provisions. If you are a participant in a retirement plan subject to ERISA, you should consult with the fiduciary administering the plan loan program. Failure of the plan loan program to comply with the requirements of the DOL regulations and of tax law may result in tax penalties under the Code and under ERISA.

SURRENDER

  You may surrender a Policy for its net cash value at any time while the insured is living by a request conforming to NELICO's administrative procedures. The net cash value of the surrendered Policy is determined as of the date when a surrender request is received at NELICO's Administrative Office. The net cash value equals the cash value reduced by any Policy loan and accrued interest. The net cash value paid on surrender is increased by the portion of any cost of insurance charge deducted that applies to the period beyond the date of surrender. If you surrender the Policy during the grace period (that is, at a time when the net cash value was not sufficient to cover the Monthly Deduction and no Guaranteed Death Benefit or three year Minimum Premium guarantee applies to the Policy), the net cash value you receive is reduced by an amount to cover the Monthly Deduction to the date of surrender. You may elect in writing to have all or part of the net cash value applied to a payment option. (See "Payment Options".) A surrender may result in adverse tax consequences. (See "Tax Considerations" below.)

PARTIAL SURRENDER

  You may make a partial surrender of the Policy to receive a portion of its net cash value once fifteen days have elapsed after we mail the confirmation of the initial premium payment. A partial surrender will cause a reduction in the Policy's death benefit and may cause a reduction in the Policy's face amount if necessary in order that the amount at risk under the Policy not increase. Any reduction in the face amount causes a proportionate reduction in the Policy's Target Premium. Rider benefits may also have to be reduced. For purposes of calculating any future cost of insurance charges, any face amount reduction will apply to the initial face amount and to any prior increase in face amount on a pro rata basis. No partial surrender may reduce the face amount below the Policy's required minimum except with NELICO's consent.

  Partial surrenders in any one Policy year are limited, except with NELICO's consent, to 20% of the Policy's net cash value as of the date of the first partial surrender for the Policy year or, if less, the Policy's available loan value. Currently, NELICO permits partial surrenders of up to 90% of the Policy's net cash value per year, assuming sufficient available loan value.

  You should be aware that cash value paid upon partial surrender may not be reinvested in the Policy except as premium payments, which are subject to the charges described under "Deductions From Premiums."

  A partial surrender first reduces the Policy's cash value in the Sub-Accounts of the Variable Account, in proportion to the amount of cash value in each, and then the Fixed Account, unless you request otherwise. (See "The Fixed Account" below.) The amount of net cash value paid upon partial surrender is determined as of the date when a request conforming to NELICO's administrative procedures is received at NELICO's Administrative Office. NELICO's administrative procedures can be determined by contacting your registered representative or the Administrative Office.

  A reduction in the death benefit as a result of a partial surrender may cause the Policy to become a "modified endowment contract". If you are contemplating a partial surrender, you should consult your tax advisor regarding the tax consequences of the transaction. (See "Tax Considerations".)

REDUCTION IN FACE AMOUNT

  After the first Policy year, you may reduce the face amount of your Policy without receiving a distribution of any of the Policy's cash value. (This feature differs from a partial surrender in that a partial surrender causes part of the Policy's cash value to be distributed to you.)

  For purposes of calculating future cost of insurance charges, a face amount reduction will apply to the initial face amount and to any prior increase in face amount on a pro rata basis. The face amount remaining after a reduction has to meet NELICO's minimum face amount requirements for issue, except with NELICO's consent.

  If you decrease the face amount of your Policy, the Target Premium is also decreased. Your Policy's actual cash value is not reduced, but generally, the Policy's death benefit is decreased.

  However, if the death benefit is being increased in accordance with federal income tax laws, the death benefit will not be decreased by a face amount reduction. A reduction in face amount in this situation is not advisable, because it will not reduce your death benefit or cost of insurance charges. In addition, any rider benefits attached to the Policy may also have to be decreased. Finally, if you have selected the guideline premium test, a reduction in the face amount of your Policy will reduce the Federal tax law limitations on the amount of premiums that can be paid under the Policy. In these cases, a portion of the Policy's cash value may be paid to you if necessary to allow the Policy to comply with Federal tax law.

  A face amount reduction takes effect as of the first day of the Policy month on or after the date when NELICO has received a request at its Administrative Office meeting NELICO's administrative requirements. You can determine NELICO's administrative requirements by contacting your registered representative or the Administrative Office.

  A reduction in the face amount of a Policy that causes a death benefit reduction may cause the Policy to become a "modified endowment contract". If you are contemplating a reduction in face amount, you should consult your tax advisor regarding the tax consequences of the transaction. (See "Tax Considerations".)

ACCELERATION OF DEATH BENEFIT RIDER

  NELICO may offer in the future a rider benefit that will allow you to receive an accelerated payment of your Policy's death benefit. This advance payment of the death benefit will be available where certain special needs exist, as described briefly below. The right to exercise the rider will be subject to certain conditions contained in the rider.

  NELICO will make the accelerated benefits rider available to you only if:
(1) your state insurance department has approved the rider, and (2) NELICO believes that the rider will meet the definition of an accelerated death benefit for Federal income tax purposes and (3) NELICO believes that the availability of the rider will not jeopardize the qualification of the Policy as life insurance under federal income tax law.

  If the accelerated benefits rider is offered, it is expected to provide that if the insured is diagnosed as terminally ill, as defined in the rider, you may request an accelerated payment of the Policy's death benefit. The payment may be subject to discounting and charges. Payment will be subject to evidence satisfactory to NELICO.

  See "Tax Considerations", below, for a discussion of the tax consequences associated with the accelerated benefits rider.

INVESTMENT OPTIONS

  You may allocate your Policy's premiums and cash value among the Sub-Accounts of the Variable Account and the Fixed Account in any combination. Currently, allocations can be made to an unlimited number of the available accounts (including the Fixed Account) at any time; NELICO reserves the right to limit the number of available accounts to which allocations can be made to ten. A minimum of 1% of the premium must be allocated to each Sub-Account selected. Percentages allocated must be in whole numbers.

  You make the initial premium allocation when you apply for a Policy. You may change the allocation of future premiums at any time thereafter. The change will be effective for premiums applied on or after the date when NELICO receives your request. You may request the change by telephone or by written request in a form satisfactory to NELICO. (See "Receipt of Communications and Payments at NELICO's Administrative Office.")

  See "Transfer Option" below for information on how to request a transfer or reallocation by telephone.

TRANSFER OPTION

  Beginning fifteen days after NELICO mails the confirmation for the initial premium, you may transfer your Policy's cash value between Sub-Accounts up to four times in a policy year (twelve times per policy year for Policies issued in New York) without NELICO's consent. NELICO currently allows 12 Sub-Account transfers per Policy year under all Policies. Transfers under dollar cost averaging, and transfers out of the Fixed Account, are not counted against this limit. All Sub-Account transfer requests made at the same time will be treated as a single request. The transfer will be effective as of the date when NELICO receives the transfer request at its Administrative Office. (See "Communications and Payments".) For special rules regarding transfers involving the Fixed Account, see "The Fixed Account".

  You may request a Sub-Account transfer or reallocation of future premiums by written request (which may be telecopied) to NELICO's Administrative Office or by telephoning NELICO. To request a transfer or reallocation by telephone, you should contact your registered representative or contact NELICO at 1-800-
     . Requests for transfers (up to NELICO's current limit per Policy year) or reallocations by telephone will be automatically permitted. NELICO will use reasonable procedures, such as requiring certain identifying information from the caller, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone are genuine. Any telephone instructions reasonably believed by NELICO to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If NELICO does not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, it may be liable for any losses due to unauthorized or fraudulent instructions.

DOLLAR COST AVERAGING

  NELICO offers an automated transfer privilege referred to here as dollar cost averaging. The main objective of dollar cost averaging is to shield investments from short term price fluctuations. Since the same dollar amount is transferred to selected Sub-Accounts each month, over time more purchases of Eligible Fund shares are made when the value of those shares is low, and fewer shares are purchased when the value is high. As a result, a lower than average cost of purchases may be achieved over the long term. This plan of investing allows Policy Owners to take advantage of investment fluctuations, but does not assure a profit or protect against a loss in declining markets.

  Under this feature, you may request that a certain amount of your cash value be transferred on any selected business day of each month (or if not a day when the New York Stock Exchange is open, the next such day), from any one Sub-Account to one or more of the other Sub-Accounts. We reserve the right to limit allocation of cash value to no more than 10 of the Sub-Accounts at any one time. A minimum of $100 must be transferred to each Sub-Account that you select under this feature. Currently, transfers made under the dollar cost averaging program will not be counted against the 12 transfers that may be made each year. You may select a dollar cost averaging program when you apply for the Policy or at a later date by contacting NELICO's Administrative Office. You may participate in the dollar cost averaging program while you are participating in the asset rebalancing program as long as the sub-account from which you are transferring cash value under the dollar cost averaging program is not included in the asset rebalancing program. (See "Asset Rebalancing" below). You may cancel your use of the dollar cost averaging program at any time prior to the monthly transfer date. Transfers will continue until you notify us to stop making transfers or there no longer is sufficient cash value in the Sub-Account from which you are transferring cash value.

ASSET REBALANCING

  NELICO offers an asset rebalancing program for cash value. Cash value allocated to the Sub-Accounts can be expected to increase or decrease at different rates. An asset rebalancing program automatically reallocates your cash value among the Sub-Accounts each quarter to return the allocation to the allocation percentages you specify. Asset rebalancing is intended to transfer cash value from those Sub-Accounts that have increased in value to those that have declined, or not increased as much, in value. Over time, this method of investing may help a Policy Owner "buy low and sell high," although there can be no assurance that this objective will be achieved. Asset rebalancing does not guarantee profits, nor does it assure that a Policy Owner will not have losses.

  You may select an asset rebalancing program when you apply for the Policy or at a later date by contacting NELICO's Administrative Office. You specify the percentage allocations according to which your cash value will be reallocated among the Sub-Accounts. You may participate in the asset rebalancing program while you are participating in the dollar cost averaging program as long as the sub-account from which you are transferring cash value under the dollar cost averaging program is not included in the asset rebalancing program. (See "Dollar Cost Averaging" above). On the last day of each calendar quarter on which the New York Stock Exchange is open, we will transfer cash value among the Sub-Accounts to the extent necessary to return the allocation to your specifications. Asset rebalancing will continue until a written or telephone request to terminate is received at NELICO's Administrative Office. Currently, transfers made under an asset rebalancing program are not counted for purposes of the transfer rules described above.

SUBSTITUTION OF INSURED PERSON

  Subject to state insurance department approval, NELICO offers a rider benefit that will allow you to substitute the insured person under your Policy, if you provide satisfactory evidence that the person proposed to be insured is insurable. The right to substitute the insured person is subject to certain restrictions. A substitution of the insured person will result in a taxable exchange. In addition, a substitution of the insured person could reduce the amount of premiums allowed to be paid into the Policy under Federal tax law if you selected the guideline premium test and, as a result, may require a partial surrender of cash value. This rider may not be approved in every state and therefore may not be available in every state. Your registered representative can provide current information on the availability of the rider. Since substituting the insured person may be a taxable event, you should consult your tax advisor before substituting the insured person under your Policy.

PAYMENT OF PROCEEDS

  NELICO will ordinarily pay any net cash value, loan value or death benefit proceeds payable from the Sub-Accounts within seven days after receipt at the Administrative Office of a request, or proof of death of the insured, in a form satisfactory to NELICO. (See "Receipt of Communications and Payments at NELICO's Administrative Office".) However, NELICO may delay payment (except when a loan is made to pay a premium to NELICO) or transfers from the Sub-
Accounts: (i) if the New York Stock Exchange is closed for other than weekends or holidays, or if trading on the New York Stock Exchange is restricted, (ii) if the SEC determines that a state of emergency exists that makes payments or Sub-Account transfers impractical, or (iii) at any other time when the Eligible Funds or the Variable Account have the legal right to suspend payment. NELICO may withhold payment of surrender or loan proceeds to the extent that those proceeds are derived from a Policy Owner's check which has not yet cleared. In those cases, NELICO will process the surrender or loan to the extent of Policy values for which the Policy Owner has made full payment. The balance of the surrender or loan proceeds will be paid when the Policy Owner's check has cleared. NELICO may also delay payment if it considers whether to contest the Policy. NELICO will pay interest on the death benefit proceeds from the date they become payable to the date they are paid in one sum or, if a payment option was selected, to the effective date of the option. (See "Payment Options".)

  Death benefit proceeds may be paid pursuant to NELICO's Access Plus program. If the Access Plus program is elected, an Access Plus account will be established at State Street Bank & Trust Company at the time that death benefit proceeds are payable. The Access Plus account provides convenient access to proceeds, which are maintained in MetLife's general account, through checkbook privileges with State Street. A beneficiary may elect to have death benefit proceeds paid through the Access Plus program at any time prior to the payment of death benefit proceeds.

  Payments of cash value, or of any loan value available, from cash value in the Fixed Account will normally be paid promptly. However, NELICO has the right to delay such payments for up to six months from the date of the request (to the extent allowed by state insurance law). NELICO will pay interest in accordance with state insurance law requirements on payments that are delayed.

24 MONTH RIGHT

  GENERAL RIGHT. Generally, during the first 24 months after the Policy's issue date, and during the first 24 months after the effective date of an increase in face amount, you may convert this Policy, or a portion thereof, to fixed benefit coverage by transferring all or a portion of your Policy's cash value, and allocating all or a portion of future premiums, to the Fixed Account. The request to convert to fixed benefit coverage must be in written form satisfactory to NELICO.

  This privilege may be exercised only once within 24 months after issue, and only once within 24 months after each increase in face amount. Transfers into the Fixed Account pursuant to this right will not count toward the limit on the number of cash value transfers permitted under the Policy each year. Cash value that is transferred to the Fixed Account, and future premium amounts allocated to the Fixed Account, may subsequently be transferred back to one or more Sub-Accounts of the Variable Account, subject to the Policy's general limits on transfers from the Fixed Account (see "The Fixed Account").

  The Policy generally permits NELICO to limit allocations to the Fixed Account under certain circumstances. (See "The Fixed Account.") If NELICO limits such allocations and you subsequently wish to exercise the 24 Month Right, your right will be limited to (i) the Policy's cash value prior to any face amount increase plus that portion of future premiums attributable to the Policy's face amount prior to any increase, if the right is exercised during the first 24 months after issue, or (ii) that portion of the Policy's cash value and future premiums attributable to the face amount increase, if the right is exercised within 24 months after a face amount increase. After exercising the 24 Month Right, you may continue to allocate to the Fixed Account only the percentage of premiums that was allocated to the Fixed Account pursuant to your most recent exercise of the 24 Month Right. In addition, if you have exercised this right, and NELICO subsequently limits such allocations, then you may continue to allocate to the Fixed Account only the lowest percentage of premiums that was allocated to the Fixed Account at any time since your most recent exercise of the 24 Month Right.

  FOR POLICIES ISSUED IN MARYLAND AND NEW JERSEY. Under Policies issued in Maryland and New Jersey, you can exchange the initial face amount of your Policy, and any increase in face amount of your Policy, for a fixed benefit whole life or endowment life insurance policy provided that (1) the Policy has not lapsed and (2) the exchange is made within 24 months after the Policy's issue date or, if you are exchanging an increase in face amount, within 24 months after the effective date of the increase. The new policy will be issued by NELICO or, if no such policy is available for an exchange, by MetLife. If you exercise this option, you will have to make up any investment loss you had that is attributable to the portion of the variable life insurance policy being exchanged.

  The exchange will be made without evidence of insurability. The new policy will have, at the option of the policyholder, either the same death benefit or the same net amount at risk as that being exchanged. For the exchange of the initial face amount of the variable life policy, the new policy will have the same issue age, underwriting class and policy date as the variable life policy had. For the exchange of an increase in face amount, the new policy will have the same issue age of the insured as the age of the insured on the effective date of the increase, the same underwriting class as the underwriting class on the effective date of the increase, and a policy date equal to the effective date of the increase. Any riders to the original Policy will be attached to the new policy if they are available.

  The exchange will be effective on the date when NELICO receives written notice at its Administrative Office in a form satisfactory to NELICO, the Policy and payment to NELICO of any cost to exchange. (See "Receipt of Communications and Payments at NELICO's Administrative Office".) The exchange may result in a cost or credit to you. The cost or credit will reflect any differences in cash values and charges between the exchanged portion of the variable life policy and the new policy. Upon the exchange, you may also need to make an immediate premium payment on the new policy in order to keep it in force. Any policy loan outstanding must be repaid on or before the effective date of the exchange.

PAYMENT OPTIONS

  The Policy's death benefit and net cash value will be paid in one sum unless the Policy Owner or payee chooses to put all or part of the proceeds under a payment option. You can choose a combination of payment options. The selection of a payment option and the naming of a payee must be in written form satisfactory to NELICO. You can make, change or revoke the selection before the death of the insured. The payment options available are fixed benefit options only; therefore, proceeds applied to an option will no longer be affected by the investment experience of the Variable Account. The guaranteed mortality assumptions used in determining payment levels under the options will not vary based on sex. (For Policies issued in New York and Oregon, however, and which are not issued for use in connection with certain employee benefit plans and fringe benefit programs, the mortality assumptions will vary based on sex. See "Group or Sponsored Arrangements".) Once payments under an option begin, withdrawal rights may be restricted.

  The following payment options are available:

  (i) INCOME FOR A SPECIFIED NUMBER OF YEARS. Proceeds are paid in equal monthly installments for up to 30 years, with interest at a rate not less than 3.5% a year, compounded yearly. Additional interest paid by NELICO for any year will be added to the monthly payments for that year.

  (ii) LIFE INCOME. Proceeds are paid in equal monthly installments (i) during the life of the payee, (ii) for the longer of the life of the payee or 10 years, or (iii) for the longer of the life of the payee or 20 years.

  (iii) LIFE INCOME WITH REFUND. Proceeds are paid in equal monthly installments during the life of the payee. At the payee's death, any unpaid proceeds remaining are paid either in one sum or in equal monthly installments until the total proceeds have been paid.

  (iv) INTEREST. Proceeds are held for the life of the payee or another agreed upon period. Interest of at least 3.5% a year is paid monthly or added to the principal annually. At the death of the payee, or at the end of the period agreed to, the balance of principal and any interest will be paid in one sum.

  (v) SPECIFIED AMOUNT OF INCOME. Proceeds plus accrued interest of at least 3.5% a year are paid in an amount and at a frequency elected until total proceeds have been paid. Any amounts unpaid at the death of the payee will be paid in one sum.

  (vi) LIFE INCOME FOR TWO LIVES. Proceeds will be paid in equal monthly installments (i) while either of two payees is living, (ii) for the longer of the surviving payee or 10 years, or (iii) while the two payees are living and, after the death of one payee, two-thirds of the monthly amount for the life of the surviving payee will be paid.

  NELICO's consent to use of an option is required if the installment payments would be less than $20.

ADDITIONAL BENEFITS BY RIDER

  The Guaranteed Death Benefit, if elected at issue, is added to the Policy by rider. A Policy can include additional benefits provided by rider to the Policy, subject to NELICO's underwriting and issuance standards. These additional benefits usually require an additional charge as part of the Monthly Deduction from cash value. The rider benefits available with the Policies provide fixed benefits that do not vary with the investment experience of the Variable Account, and rider benefits are subject to different terms, conditions, and guarantees than is the Policy.

  It may be to your economic advantage to include a significant portion or percentage of your insurance coverage under a term rider. However, like the cost of coverage under the Policy, charges deducted from the Policy's cash value to pay for term coverage no longer participate in the investment experience of the Variable Account, and generally increase with the age of the covered individual. Use of a term rider reduces sales compensation. Your registered representative can provide you more information on the uses of term rider coverage.

  The following riders are available:

  ADJUSTABLE TERM RIDER, which provides term insurance. This Rider terminates no later than the Policy anniversary on which the insured has reached attained age 100.

  WAIVER OF MONTHLY DEDUCTION, which provides for waiver of Monthly Deductions upon the disability of the insured.

  TEMPORARY TERM INSURANCE, which provides for insurance from the date of issue to the Policy Date.

  Not all riders may be available to you and riders in addition to those listed above may be made available. You should consult your registered representative regarding the availability of particular riders.

POLICY OWNER AND BENEFICIARY

  The Policy Owner is named in the application but may be changed from time to time. At the death of the Policy Owner, his or her estate will become the Policy Owner unless a successor Policy Owner has been named. The Policy Owner's rights (except for rights to payment of benefits) terminate at the death of the insured.

  The beneficiary is also named in the application. The beneficiary of the Policy may be changed at any time before the death of the insured. The beneficiary has no rights under the Policy until the death of the insured and must survive the insured in order to receive the death proceeds. If no named beneficiary survives the insured, the proceeds will be paid to the Policy Owner.

  A change of Policy Owner or beneficiary must be in written form satisfactory to NELICO and must be dated and signed by the Policy Owner making the change. The change will be subject to all payments made and actions taken by NELICO under the Policy before the signed change form is received by NELICO at its Administrative Office.

  You may assign (transfer) your rights in the Policy to someone else. An absolute assignment of the Policy is a change of Policy Owner and beneficiary to the assignee. A collateral assignment of the Policy does not change the Policy Owner or beneficiary, but their rights will be subject to the terms of the assignment. Assignments will be subject to all payments made and actions taken by NELICO under the Policy before a signed copy of the assignment form is received at NELICO's Administrative Office. NELICO will not be responsible for determining whether or not an assignment is valid. Changing the Policy Owner or assigning the Policy may have tax consequences. (See "Tax Considerations" below.)

                             THE VARIABLE ACCOUNT

  The Variable Account was established as a separate investment account of NELICO on January 31, 1983 under Delaware law and became subject to Massachusetts law when NELICO changed its domicile to Massachusetts on August 30, 1996. The Variable Account is the funding vehicle for other NELICO variable life insurance policies in addition to the Policies; these other policies impose different costs, and provide different benefits, from the Policies. The Variable Account meets the definition of a "separate account" under Federal securities laws. The Variable Account is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940. Registration with the SEC does not involve supervision by the SEC of the management or investment practices or policies of the Variable Account. However, both NELICO and the Variable Account are subject to regulation by the Massachusetts Insurance Commissioner and to the insurance laws and regulations in every jurisdiction where the Policies are sold.

  Although the assets of the Variable Account are owned by NELICO, applicable law provides that the portion of the Variable Account assets equal to the reserves and other liabilities of the Variable Account may not be charged with liabilities that arise out of any other business NELICO may conduct. NELICO believes this means that the assets of the Variable Account equal to the reserves and other liabilities of the Variable Account are not available to meet the claims of NELICO's general creditors, and may only be used to support the cash values under its variable life insurance policies issued by the Variable Account. But NELICO may transfer to its general account assets which exceed the reserves and other liabilities of the Variable Account. Before making any such transfer, NELICO will consider any possible adverse impact the transfer might have on the Variable Account.

  Income and realized and unrealized capital gains and losses of the Variable Account are credited to the Variable Account without regard to any of NELICO's other income or capital gains and losses.

INVESTMENTS OF THE VARIABLE ACCOUNT

  The Variable Account currently has 16 Sub-Accounts, each of which invests in a series of an Eligible Fund. The Sub-Accounts of the Variable Account are:

  --The Zenith Money Market Sub-Account, which invests in the Back Bay
    Advisors Money Market Series of the Zenith Fund

  --The Zenith Bond Income Sub-Account, which invests in the Back Bay Advisors
    Bond Income Series of the Zenith Fund

  --The Zenith Capital Growth Sub-Account, which invests in the Capital Growth
    Series of the Zenith Fund

  --The Zenith Stock Index Sub-Account, which invests in the Westpeak Stock
    Index Series of the Zenith Fund

  --The Zenith Managed Sub-Account, which invests in the Back Bay Advisors
    Managed Series of the Zenith Fund

  --The Zenith Growth and Income Sub-Account, which invests in the Westpeak
    Growth and Income Series of the Zenith Fund

  --The Zenith Small Cap Sub-Account, which invests in the Loomis Sayles Small
    Cap Series of the Zenith Fund

  --The Zenith Balanced Sub-Account, which invests in the Loomis Sayles
    Balanced Series of the Zenith Fund

  --The Zenith Equity Growth Sub-Account, which invests in the Alger Equity
    Growth Series of the Zenith Fund

  --The Zenith Venture Value Sub-Account, which invests in the Davis Venture
    Value Series of the Zenith Fund

  --The Zenith Midcap Value Sub-Account, which invests in the Goldman Sachs
    Midcap Value Series (formerly the Loomis Sayles Avanti Growth Series) of the Zenith Fund

  --The Zenith International Magnum Equity Sub-Account, which invests in the
    Morgan Stanley International Magnum Equity Series of the Zenith Fund

  --The Equity-Income Sub-Account, which invests in the Equity-Income
    Portfolio of the VIP Fund

  --The Overseas Sub-Account, which invests in the Overseas Portfolio of the VIP Fund

  --The High Income Sub-Account, which invests in the High Income Portfolio of the VIP Fund

  --The Asset Manager Sub-Account, which invests in the Asset Manager
    Portfolio of VIP Fund II

  The Zenith Fund is an open-end diversified management investment company, more commonly known as a mutual fund. The Zenith Fund was established as an investment vehicle for separate investment accounts of NELICO and of other life insurance companies. Currently the Zenith Fund is the funding vehicle for the Variable Account and for separate accounts of NELICO and MetLife that issue variable annuity contracts.

  The VIP Fund and VIP Fund II are open-end, diversified management investment companies (mutual funds) that serve as the investment vehicles for variable life insurance and variable annuity separate accounts of various insurance companies. The VIP Fund and VIP Fund II were organized by Fidelity Management & Research Company.

  Shares of the Eligible Funds are purchased and sold by the Variable Account at their net asset value (without a deduction for sales load) determined as of the close of regular trading on the New York Stock Exchange on each day when the exchange is open for trading.

  The investment objectives of the Eligible Funds' portfolios are described briefly below. There is, of course, no assurance that these objectives will be met. A full description of the Eligible Funds, including their investment objectives and policies, expenses, and risks of investing in the Eligible Funds, is contained in the attached Eligible Fund prospectuses, as well as in the Zenith Fund's Statement of Additional Information, which is referenced in the Zenith Fund prospectus, and in the Statement of Additional Information for the VIP Fund and VIP Fund II, which is referenced in those Funds' prospectus.

  The investment objectives and policies of certain Eligible Funds are similar to the investment objectives and policies of other funds that may be managed by the same sub-adviser. The investment results of the Eligible Funds, however, may be higher or lower than the results of such other funds. There can be no assurance, and no representation is made, that the investment results of any of the Eligible Funds will be comparable to the investment results of any other fund, even if the other fund has the same sub-adviser.

  The Zenith Back Bay Advisors Money Market Series' investment objective is the highest possible level of current income consistent with preservation of capital through investment in a managed portfolio of high quality money market instruments. Money market funds are neither insured nor guaranteed by the U.S. Government and there can be no assurance that the Series will maintain a stable net asset value of $100 per share.

  The Zenith Back Bay Advisors Bond Income Series' investment objective is to provide a high level of current income consistent with protection of capital.

  The Zenith Capital Growth Series' investment objective is long-term growth of capital through investment primarily in equity securities of companies whose earnings are expected to grow at a faster rate than the U.S. economy.

  The Zenith Westpeak Stock Index Series' investment objective is to provide investment results that correspond to the composite price and yield performance of United States publicly traded common stocks. The Series currently seeks to achieve its objective by attempting to duplicate the composite price and yield performance of the Standard & Poor's 500 Composite Stock Price Index.

  The Zenith Back Bay Advisors Managed Series' investment objective is to provide a favorable total investment return through investment in a diversified portfolio of common stocks and fixed income securities.

  The Zenith Westpeak Growth and Income Series' investment objective is long-term total return (capital appreciation and dividend income) through investment in equity securities. Emphasis will be given to both undervalued securities ("value" style) and securities of companies with growth potential ("growth" style).

  The Zenith Loomis Sayles Small Cap Series' investment objective is long-term capital growth from investments in common stocks or their equivalent. The Series invests primarily in stocks of small cap companies with good earnings growth potential that Loomis Sayles believes are undervalued by the market. Normally, the Series will invest at least 65% of its assets in companies with market capitalization in the range of the market capitalization of those companies which make up the Russell 2000 Index at the time of investment.

  The Zenith Loomis Sayles Balanced Series' investment objective is reasonable long-term investment return from a combination of long-term capital appreciation and moderate current income. The Series is "flexibly managed" in that sometimes it invests more heavily in equity securities and at other times it invests more heavily in fixed-income securities. The Series invests at least 25% of its assets in fixed income securities and, under normal market conditions, more than 50% of its assets in common stocks.

  The Zenith Morgan Stanley International Magnum Equity Series' investment objective is long-term capital appreciation through investment primarily in international equity securities of non-U.S. issuers, in accordance with the EAFE country weightings determined by the series' sub-adviser. Under normal circumstances at least 65% of the total assets of the series will be invested in equity securities of issuers in at least three countries outside the United States.

  The Zenith Goldman Sachs Midcap Value Series' investment objective is long-term capital appreciation. The Series invests, under normal circumstances, substantially all of its assets in equity securities and at least 65% of its total assets in equity securities of companies with public stock market capitalization within the range of the market capitalization of companies constituting the Russell Midcap Index at the time of investment.

  The Zenith Davis Venture Value Series' investment objective is growth of capital. The Series will primarily invest in domestic common stocks that the Series' subadviser believes have capital growth potential due to factors such as undervalued assets or earnings potential, product development and demand, favorable operating ratios, resources for expansion, management abilities, reasonableness of market price, and favorable overall business prospects. The Series will generally invest predominantly in equity securities of companies with market capitalizations of at least $250 million.

  The Zenith Alger Equity Growth Series' investment objective is to seek long-term capital appreciation. The Series' assets will be invested primarily in a diversified, actively managed portfolio of equity securities, primarily of companies having a total market capitalization of $1 billion or greater.

  The VIP Fund Equity-Income Portfolio's investment objective is to seek reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Portfolio will also consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Composite Stock Price Index.

  The VIP Fund Overseas Portfolio's investment objective is long-term growth of capital primarily through investments in foreign securities. VIP Overseas Portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside of the United States.

  The VIP Fund High Income Portfolio's investment objective is to obtain a high level of current income by investing primarily in high yielding, lower rated, fixed-income securities, while also considering growth of capital. The Portfolio may purchase lower-quality bonds which provide poor protection for payment of principal and interest (commonly referred to as "junk bonds"). For a discussion of the risks of investment in these securities, please see the prospectus for the VIP Funds, which is attached to this prospectus.

  The VIP Fund II Asset Manager Portfolio's investment objective is to seek a high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term money market instruments.

  The basic objective of the Policy is to provide benefits which increase in value when the investment experience of the Policy's sub-accounts is favorable. Historically, the investment performance of common stocks over the long term has generally been superior to that of long or short term debt securities, although common stocks have been subject to more dramatic changes in value over short periods of time. The Zenith Capital Growth, Zenith Midcap Value, Zenith Equity Growth, Zenith

Venture Value, Zenith Growth and Income, Zenith Stock Index, Zenith International Magnum Equity or Zenith Small Cap Sub-Accounts, or the Equity-Income or Overseas Sub-Accounts, or some combination of these sub-accounts, may, therefore, be a more desirable selection for Policy Owners who have a long-term time horizon and/or are willing to accept such risks of short term fluctuations in value. For a demonstration of certain of these market trends, see Appendix C: Long Term Market Trends. Historically, the investment performance of "small cap" stocks over the long term has generally been superior to stocks of large capitalization companies, although "small cap" stocks have been substantially more volatile than "large cap" stocks. Historically, having a small percentage of a portfolio invested in overseas stocks and the rest in domestic stocks has produced a portfolio that has less, although still substantial, volatility than a completely domestic portfolio. Equity investors should recognize that overseas and "small cap" funds taken alone traditionally involve more risk than most domestic stock funds.

  The performance of the various financial markets over shorter periods of time has sometimes differed from their long term historical results. Short term interest rates were very high in the late 1970's and early 1980's, but are now lower. Long term bond values continue to fluctuate and could lose value if interest rates rise. Common stock prices, which have risen substantially at times, have also had periods of significant negative returns. Policy Owners who seek somewhat greater protection against loss of principal in the short term than that afforded by a stock fund may prefer the High Income Sub-Account or the Zenith Bond Income Sub-Account. However, because the High Income Portfolio invests in higher yielding, lower rated and unrated fixed income securities (including bonds commonly referred to as "junk" bonds), it has a higher degree of risk associated with it relative to more conservative fixed income funds. Those who seek even greater safety of principal may select the Zenith Money Market Sub-Account, although it is subject to possible rapid changes in short term interest rates. Those who primarily seek safety of principal should consider fixed life insurance as an alternative to variable life insurance.

  NELICO guarantees the principal invested in the Fixed Account, although this guarantee is subject to NELICO's claims paying ability.

  You may wish to consider diversifying your investments by allocating the Policy's cash value among two or more sub-accounts.

  Policy Owners may also diversify by selecting the Zenith Managed Sub-Account, Zenith Balanced Sub-Account or the Asset Manager Sub-Account, since each generally invests its assets at most times in a combination of bonds, stocks and short term instruments, in varying proportions depending upon the investment adviser's evaluation of the economy and financial markets. The Asset Manager Portfolio has the ability to invest its stock portfolio more aggressively than the Back Bay Advisors Managed Series. You may also wish to diversify your cash value by country. The Overseas Sub-Account and Zenith International Magnum Equity Sub-Account allow you to participate primarily in companies and economies outside the United States.

  The selection of a Policy's sub-accounts is a matter of your own choice and should depend on your willingness to accept investment risks, the other types of investments you have and your own assessment of future economic and financial market conditions.

INVESTMENT MANAGEMENT

  The adviser and sub-adviser for each series of the Zenith Fund are listed in the chart below. TNE Advisers, which is an indirect, wholly-owned subsidiary of NELICO, CGM, and each of the sub-advisers are registered with the SEC as investment advisers under the Investment Advisers Act of 1940.

        SERIES                                         ADVISER                                   SUB-ADVISER
        ------                                         -------                                   -----------
Capital Growth                            Capital Growth Management Limited
                                          Partnership ("CGM")*
Back Bay Advisors Money Market            TNE Advisers, Inc.                         Back Bay Advisors, L.P.*
Back Bay Advisors Bond Income             TNE Advisers, Inc.                         Back Bay Advisors, L.P.*
Back Bay Advisors Managed                 TNE Advisers, Inc.                         Back Bay Advisors, L.P.*
Westpeak Stock Index                      TNE Advisers, Inc.                         Westpeak Investment Advisors, L.P.*
Westpeak Growth and  Income               TNE Advisers, Inc.                         Westpeak Investment Advisors, L.P.*
Loomis Sayles Small Cap                   TNE Advisers, Inc.                         Loomis, Sayles & Company, L.P.*
Loomis Sayles Balanced                    TNE Advisers, Inc.                         Loomis, Sayles & Company, L.P.*
Morgan Stanley International              TNE Advisers, Inc.                         Morgan Stanley Asset Management Inc.
 Magnum Equity

       SERIES                             ADVISER                      SUB-ADVISER
       ------                             -------                      -----------
Goldman Sachs Midcap Value      TNE Advisers, Inc.           Goldman Sachs Asset Management
Davis Venture Value             TNE Advisers, Inc.           Davis Selected Advisers, L.P.**
Alger Equity Growth             TNE Advisers, Inc.           Fred Alger Management, Inc.

--------
 *An affiliate of NELICO

** Davis Selected may also delegate any of its responsibilities to Davis
   Selected Advisers--NY, Inc., a wholly-owned subsidiary of Davis Selected.

  In the case of the Back Bay Advisors Money Market Series, Back Bay Advisors Bond Income Series, Back Bay Advisors Managed Series, Westpeak Stock Index Series, Westpeak Growth and Income Series, Goldman Sachs Midcap Value Series and Loomis Sayles Small Cap Series, TNE Advisers became the adviser on May 1, 1995. Prior to that date those series were advised by their current sub-advisers, except as follows. New England Mutual served as investment adviser to the Back Bay Advisors Money Market and Back Bay Advisors Bond Income Series until September 10, 1986 when Back Bay Advisors assumed New England Mutual's responsibilities under the investment advisory agreements with those Series. Back Bay Advisors served as investment adviser to the Westpeak Stock Index Series until August 2, 1993, when Westpeak became the investment adviser. The Capital Growth Series was managed by Loomis Sayles until March 1, 1990, when its Capital Growth Management Division was reorganized into CGM. The Morgan Stanley International Magnum Equity Series' sub-adviser was Draycott Partners, Ltd. until May 1, 1997, when Morgan Stanley Asset Management became the sub-adviser. The Goldman Sachs Midcap Value Series' sub-adviser was Loomis Sayles until May 1, 1998, when Goldman Sachs became the sub-adviser. For more information about the Series' advisory agreements, see the Zenith Fund prospectus attached at the end of this prospectus and the Zenith Fund's Statement of Additional Information.

  Fidelity Management & Research Company, the investment adviser for the VIP Fund and VIP Fund II, is the original Fidelity company and was founded in 1946. It provides a number of mutual funds and other clients with investment research and portfolio management services. It maintains a large staff of experienced investment personnel and a full complement of related support facilities. For more information regarding the Equity-Income, Overseas High Income and Asset Manager Portfolios and Fidelity Management & Research Company, see the VIP Fund and VIP Fund II prospectus attached at the end of this prospectus and their Statement of Additional Information.

                               THE FIXED ACCOUNT

  A FIXED ACCOUNT OPTION IS AVAILABLE UNDER THE POLICY IN STATES WHERE IT HAS BEEN APPROVED BY THE STATE INSURANCE DEPARTMENT. THE FIXED ACCOUNT MAY NOT BE APPROVED BY EVERY STATE INSURANCE DEPARTMENT AND THEREFORE IT MAY NOT BE AVAILABLE IN EVERY STATE.

  You may allocate net premiums for your Policy, and may transfer your Policy's cash value, to the Fixed Account, which is part of NELICO's general account. Because of exemptive and exclusionary provisions in the Federal securities laws, interests in the Fixed Account have not been registered under the Securities Act of 1933, and neither the Fixed Account nor the general account has been registered as an investment company under the Investment Company Act of 1940. Therefore, neither the Fixed Account, the general account nor any interests therein are generally subject to the provisions of these Acts, and NELICO has been advised that the staff of the SEC does not review disclosures relating to the general account. Disclosures regarding the Fixed Account may, however, be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

GENERAL DESCRIPTION

  NELICO's general account includes all the assets owned by NELICO, other than the assets in the Variable Account or in any other separate accounts that NELICO may establish. NELICO has sole discretion over the investment of assets in the general account, including the Fixed Account. Policy Owners who allocate cash value to the Fixed Account will not share in the actual investment experience of the Fixed Account. Instead, NELICO guarantees that cash values in the Fixed Account will earn interest at an annual rate of at least 4%. NELICO may from time to time credit interest at a higher rate than 4%, but it is under no obligation to do so. NELICO declares the current interest rate for the Fixed Account periodically. Your Policy cash values that are in the Fixed Account will earn interest daily.

  NELICO may vary the way in which it credits interest in the Fixed Account from time to time. The following is a description of NELICO's current method for crediting interest to cash value in the Fixed Account. All of your Policy's cash value in the Fixed Account on a Policy anniversary will earn interest at the declared annual rate in effect on the anniversary. It will earn interest at this rate until the next Policy anniversary, when it will be credited with the current rate declared by NELICO. (Although NELICO's current practice is to credit your entire Fixed Account cash value on a Policy anniversary with the most recently declared annual rate until the next anniversary, NELICO can select any portion, from 0% to 100%, of your Fixed Account cash value on a Policy anniversary to earn interest at the most recently declared rate until the next Policy anniversary.) Any net premiums allocated or any portion of your Policy's cash value transferred to the Fixed Account from the Variable Account on a date other than a Policy anniversary will earn interest at NELICO's most recently declared rate until the next Policy anniversary. Any loan repayment allocated to the Fixed Account will be credited with the lesser of the most recently declared interest rate and the effective interest rate for your Policy's cash value in the Fixed Account on the date of the repayment. The effective interest rate credited at any time to your cash value in the Fixed Account will be a weighted average of all the Fixed Account rates for your Policy.

VALUES AND BENEFITS

  The Policy's cash value in the Fixed Account reflects the net premiums allocated to the Fixed Account, interest credited to cash value in the Fixed Account, any loans, partial surrenders made from the Fixed Account cash value, charges deducted, and any transfers of cash value to or from the Variable Account. Charges will be deducted from the Policy's cash value in the Fixed Account and in the Policy's Sub-Accounts in proportion to the amount of the Policy's cash value in each, unless you have designated a monthly charge sub-account. (See "Monthly Deduction from Cash Value".) The Fixed Account cannot be selected as the monthly charge sub-account. A Policy's total cash value will include its cash value in the Variable Account, its cash value in the Fixed Account, and any of its cash value held in NELICO's general account (but outside of the Fixed Account) as a result of a Policy loan.

  The amount of the Policy's cash value in the Fixed Account will be taken into account in the calculation of the Policy's death benefit in the same manner as the cash value in the Variable Account. (See "Death Benefit".)

POLICY TRANSACTIONS

  NELICO reserves the right to restrict allocations to the Fixed Account if the effective annual rate of interest that would apply to the amount allocated is the minimum 4% rate. Otherwise, allocations of net premiums to the Fixed Account are subject to the same percentage requirements that apply to the Variable Account. (See "Allocation of Net Premiums".)

  Except as described below, amounts in the Fixed Account are subject to the same rights and limitations regarding premium allocations, transfers, loans, surrenders and partial surrenders that apply to amounts in the Variable Account. (See "Other Policy Features".) The following special rules apply to transactions involving amounts in the Fixed Account.

  TRANSFERS OF AMOUNTS FROM THE FIXED ACCOUNT TO THE VARIABLE ACCOUNT WILL BE ALLOWED ONLY ONCE IN EACH POLICY YEAR. A TRANSFER OF CASH VALUE FROM THE FIXED ACCOUNT WILL BE PROCESSED ONLY IF NELICO RECEIVES THE TRANSFER REQUEST WITHIN THE 30 DAY PERIOD AFTER THE POLICY ANNIVERSARY, AND THE TRANSFER WILL BE EFFECTED AS OF THE DATE THE TRANSFER REQUEST IS RECEIVED AT NELICO'S ADMINISTRATIVE OFFICE. THE AMOUNT OF CASH VALUE WHICH MAY BE TRANSFERRED FROM THE FIXED ACCOUNT IS LIMITED TO THE GREATER OF 25% OF THE POLICY'S CASH VALUE IN THE FIXED ACCOUNT ON THE TRANSFER DATE OR THE AMOUNT OF CASH VALUE TRANSFERRED FROM THE FIXED ACCOUNT IN THE PRECEDING POLICY YEAR. Regardless of these limits, if a transfer of cash value from the Fixed Account would reduce the remaining cash value in the Fixed Account below $100, you may transfer the entire amount of cash value from the Fixed Account. The total number of transfers among Sub-Accounts and from the Sub-Accounts to the Fixed Account may not exceed four in one Policy year without NELICO's consent. NELICO currently allows 12 such transfers per Policy year. Transfers out of the Fixed Account will not be counted against this limit. NELICO reserves the right to restrict transfers of cash value into the Fixed Account, if the effective annual rate of interest that would apply to the amount transferred is the minimum 4% rate.

  Unless you request otherwise, a Policy loan will reduce the Policy's cash value in the Sub-Accounts and not the cash value in the Fixed Account. If there is not enough cash value in the Policy's Sub-Accounts to provide the amount of the loan, however, the balance of the loan will be taken from the cash value in the Fixed Account. All loan repayments will be allocated first to the outstanding loan balance attributable to the Fixed Account. The amount removed from the Policy's Sub-Accounts and the Fixed Account as a result of a loan will earn interest at not less than 4% per year, which will be credited annually to the Policy's cash value in the Sub-Accounts and the Fixed Account in proportion to the Policy's cash value in each on the day it is credited.

  Unless you request otherwise, partial surrenders will be taken only from the Policy's Sub-Accounts and not the Fixed Account. If there is not enough cash value in the Policy's sub-accounts to provide the full amount requested, the balance of the partial surrender will be taken from the Fixed Account.

  NELICO has the right to delay transfers, surrenders, and Policy loans from the Fixed Account for up to six months (to the extent allowed by state insurance law). Loans to pay premiums on policies issued by NELICO will not be delayed.

                        NELICO'S DISTRIBUTION AGREEMENT

  NELICO sells the Policies through agents who are licensed by state insurance officials to sell NELICO's variable life insurance policies. These agents are also registered representatives of New England Securities Corporation ("New England Securities"). New England Securities, a Massachusetts corporation organized in 1968 and an indirect, wholly-owned subsidiary of NELICO, is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

  New England Securities, whose principal business address is 399 Boylston Street, Boston, Massachusetts 02116, serves as the principal underwriter for the Policies under a Distribution Agreement between NELICO and New England Securities.

  Under the Distribution Agreement, NELICO pays the following sales expenses: general agent and agency manager's compensation, agents' training allowances, deferred compensation and insurance benefits of agents, general agents and agency managers and advertising expenses and all other expenses of distributing the Policies.

  The selling agent may select one of three alternative schedules for payment by NELICO of commissions and/or service fees for sales of a Policy: (1) a maximum of 12.5% of the Target Premium (plus any additional portion of a premium which NELICO attributes to certain riders for commission paying purposes) paid in the first Policy year, a maximum of 6% in Policy years two through ten, and a maximum of 2% thereafter; with a maximum commission of .67% of each payment in excess of the Target Premium (plus any additional portion of a premium which NELICO attributes to certain riders for commission paying purposes) in any year; (2) a maximum of 12.5% of the Target Premium (plus any additional portion of a premium which NELICO attributes to certain riders for commission paying purposes) paid in the first Policy year, and, after the first Policy year, a maximum of 2% of the Target Premium (plus any additional portion of a premium which NELICO attributes to certain riders for commission paying purposes) paid in each Policy year plus a maximum of .175% of the Policy's cash value; with a maximum commission of .67% of each payment in excess of the Target Premium (plus any additional portion of a premium which NELICO attributes to certain riders for commission paying purposes) in any year; or (3) a maximum commission of 12.5% of the Target Premium (plus any additional portion of a premium which NELICO attributes to certain riders for commission paying purposes) paid in the first Policy year, plus a maximum of
 .26% of the Policy's cash value after the first Policy year; with a maximum commission of .67% of each payment in excess of the Target Premium (plus any additional portion of a premium which NELICO attributes to certain riders for commission paying purposes) in any year. For Policies sold to certain cases the maximum 12.5% first year commission may be paid in installments over a period of years rather than all in the first Policy year. Agents who meet certain productivity and persistency standards in selling policies issued by NELICO may be eligible for additional compensation. Non-cash forms of compensation may also be paid in compliance with applicable law. Sales expenses in any year are not equal to the deduction for sales charges in that year.

  New England Securities distributes mutual funds, variable annuity contracts and variable life insurance policies. It is the principal underwriter for the Zenith Fund; The New England Variable Account; New England Retirement Investment Account; New England Variable Annuity Separate Account; and New England Variable Annuity Fund I. New England Securities also sells interests in various investment partnerships.

  New England Securities may enter into selling agreements with other broker-dealers registered under the Securities Exchange Act of 1934 whose representatives are authorized by applicable law to sell variable life insurance policies. Under the agreements with those broker-dealers, the commission paid to the broker-dealer on behalf of the registered representative will not exceed the following, depending upon the compensation schedule elected by the selling agent: (1) 12.5% of the Target Premium (plus any additional portion of a premium which NELICO attributes to certain riders for commission paying purposes) in the first Policy year, 6% in Policy years two through ten, and a maximum of 2% thereafter, and .67% of all payments in excess of the Target Premium (plus any additional portion of a premium which NELICO attributes to certain riders for commission paying purposes) in any year; (2) a maximum of 12.5% of the Target Premium (plus any additional portion of a premium which NELICO attributes to certain riders for commission paying purposes) paid in the first Policy year, and, after the first Policy year, a maximum of 2% of the Target Premium (plus any additional portion of a premium which NELICO attributes to certain riders for commission paying purposes) paid in each Policy year plus a maximum of .175% of the Policy's cash value; with a maximum commission of .67% of each payment in excess of the Target Premium (plus any additional portion of a premium which NELICO attributes to certain riders for commission paying purposes) in any year; or (3) a maximum commission of 12.5% of the Target Premium (plus any additional portion of a premium which NELICO attributes to certain riders for commission paying purposes) paid in the first Policy year, plus a maximum of .26% of the Policy's cash value after the first Policy year; with a maximum commission of
 .67% of each payment in excess of the Target Premium (plus any additional portion of a premium which NELICO attributes to certain riders for commission paying purposes) in any year. NELICO may pay certain broker-dealers an additional bonus after the first Policy year on behalf of certain registered representatives, the maximum amount of which may equal up to the amount of the basic commission for the particular Policy year. Commissions will be paid through the registered broker- dealer, which may also be reimbursed for portions of expenses incurred in connection with the sale of the Policies or paid additional compensation.

               LIMITS TO NELICO'S RIGHT TO CHALLENGE THE POLICY

  Generally, NELICO can challenge the validity of your Policy or a rider to your Policy during the insured's lifetime for two years (or less, if required by state law) from the date of issue, based on misrepresentations made in the application. NELICO can challenge the portion of the death benefit resulting from payment of an underwritten premium payment for two years during the insured's lifetime from the date the premium payment was received and can challenge the portion of the death benefit resulting from an increase in face amount for two years during the insured's lifetime from the effective date of the increase. However, if the insured dies within two years of the date of issue, NELICO can challenge all or part of the Policy at any time with respect to misrepresentations in the application. If the insured dies within two years of the effective date of an increase in face amount, NELICO can challenge the portion of the death benefit resulting from the face amount increase at any time with respect to misrepresentation.

MISSTATEMENT OF AGE OR SEX

  If the insured's age or sex is misstated in the application, the Policy's death benefit will be the amount that the most recent Monthly Deduction which was made would have provided, based on the insured's correct age and, if the Policy is sex-based, on the insured's correct sex.

SUICIDE

  If the insured commits suicide within two years (or less, if required by state law) from the date of issue set forth in the Policy, the death benefit will be limited to the amount of the premiums paid, less any policy loan balance, and less any partial surrenders. If the insured commits suicide more than two years from the issue date of the Policy but within two years from the effective date of an increase in face amount, the death benefit for the increase in face amount will be limited to the Monthly Deductions and any Face Amount Increase Administrative Charge made to pay for that increase. (Where required by state law, NELICO will determine the death benefit under this provision by using the greater of: the reserve of the insurance which is subject to the provision; and the amounts used to purchase the insurance which is subject to the provision.)

                              TAX CONSIDERATIONS

POLICY PROCEEDS

  The following discussion of Federal income tax issues relating to the Policies is general in nature and is not intended as tax advice. It describes what NELICO believes is the Federal income tax treatment of the Policies in the most commonly occurring circumstances and does not reflect the effect of Federal income taxes in all situations. In addition, there is no guarantee that the Federal income tax laws and regulations or interpretation of them will not change. Therefore, NELICO recommends that you consult your own tax advisor for more complete information and advice.

  DEFINITION OF LIFE INSURANCE. Section 7702 of the Internal Revenue Code of 1986, as amended ("Code") defines a life insurance contract for Federal income tax purposes.

  The Section 7702 definition can be met if a life insurance contract satisfies either one of two tests set forth in that section. The manner in which these tests should be applied to certain features of the Policy is not directly addressed by Section 7702 or proposed regulations issued under that section. The presence of these Policy features, the absence of final regulations, and the lack of other pertinent interpretations of Section 7702, thus creates some uncertainty about the application of Section 7702 to the Policy.

  Nevertheless, NELICO believes that the Policy qualifies as a life insurance contract for federal income tax purposes. This means that:

  . the death benefit should be fully excludible from the gross income of the beneficiary under Section 101(a)(1) of the Code; and

  . the Policy Owner should not be considered in constructive receipt of the cash surrender value, including any increases, unless and until they are distributed from the Policy.

  Because of the absence of final regulations or any other pertinent interpretations, it, however, is unclear whether substandard risk and automatic issue Policies or Policies with term riders added will, in all cases, meet the statutory life insurance contract definition. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide most of the tax advantages normally provided by a life insurance contract.

  NELICO thus reserves the right to make changes in the Policy if such changes are deemed necessary to attempt to assure its qualification as a life insurance contract for tax purposes.

  TAXATION OF ACCELERATED BENEFITS RIDER. NELICO believes that payments received under the accelerated benefits rider it makes available will qualify as an accelerated death benefit under the Code. (See "Acceleration of Death Benefit Rider" for more information regarding the rider.) Pursuant to the Health Insurance Portability and Accountability Act of 1996, a payment that is treated as an accelerated death benefit for federal income tax purposes should be fully excludable from the gross income of the beneficiary, as long as the beneficiary is the insured under the Policy. If such payments do not qualify as an accelerated death benefit, their tax treatment would depend on whether or not the Policy is a modified endowment contract. You should consult a qualified tax adviser about the consequences of adding this rider to a Policy or requesting a payment under this rider.

  TAX LAW EFFECTS ON CERTAIN PRE-DEATH DISTRIBUTIONS. Section 7702A of the Code contains provisions affecting the tax treatment of any loan, assignment or other pre-death distribution from a life insurance policy which is also a "modified endowment contract" (defined below under "Modified Endowment Contracts"). Whether a Policy will be classified as a modified endowment contract will depend upon the amount and timing of payments made under the Policy.

  NON-MODIFIED ENDOWMENT CONTRACTS. For Policies not classified as modified endowment contracts NELICO believes any Policy loans received under such Policies will be treated as indebtedness of the Policy Owner and will not be treated as taxable income to you. This assumes that the Policy has not lapsed, been surrendered or terminated. As a general rule, Policy loan interest is not deductible under current Federal income tax law.

  You may be subject to Federal income tax upon surrender of your Policy if the net cash surrender value of the Policy is greater than the investment in the Policy less prior distributions from the Policy that were not taxed. If a Policy has a Policy loan and is surrendered or lapses, the Policy loan is treated as a distribution and would be taxable if there is a gain in the Policy. In that case, the gain in the Policy would be taxable even if the Policy has no net cash surrender value. If you incur a loss upon the surrender it is not likely to be deductible for Federal income tax purposes.

  Generally, a partial surrender of the Policy will not be taxable to you unless it is greater than the investment in the Policy less the untaxed portions of any prior distributions. The Code does provide, however, that in certain situations in the first 15 years of the Policy partial surrenders may be taxable, in whole or in part, if the cash value is greater than the total investment in the Policy. In this case, an amount may be taxable even if the amount of the partial surrender is less than the investment in the Policy.

  MODIFIED ENDOWMENT CONTRACTS. A modified endowment contract is a life insurance contract which fails to satisfy a "7-pay test". In general, a Policy will fail to satisfy the 7-pay test if the total amount paid under the Policy at any time during the first seven Policy years exceeds the sum of the net level premiums that would have been paid on or before such time if the Policy provided for paid up future benefits after the payment of seven level annual premiums. (The amount of premiums payable under the 7-pay test are calculated based upon certain assumptions regarding the Policy's earnings and the use of a reasonable mortality charge. Variable Account investment experience does not affect whether or not a Policy will become a modified endowment contract.) Riders to the Policy are considered part of the Policy for purposes of applying the 7-pay test. If there is a reduction in the Policy's death benefit (for example, as a result of a partial surrender or face amount reduction) at any time during the first seven Policy years or within seven years of a face amount increase or "material change" (see below), the 7-pay test will be applied back to issue (or to the date of the most recent face amount increase or material change, whichever is latest), as if the Policy's coverage were equal to the reduced face amount at that time. If there is a reduction in rider or other benefits during the first seven Policy years, the 7-pay test will be applied as if the Policy had originally been issued at the reduced benefit amount. Any Policy received in exchange for a modified endowment contract will also be a modified endowment contract.

  Your registered representative can provide you with information about the maximum amount of premiums which you can make under your Policy during the first seven Policy years and still satisfy the 7-pay test. This information will be based upon NELICO's current understanding of the Federal tax law. As is the case with any provision of the Internal Revenue Code, there is no assurance that the Internal Revenue Service will agree with NELICO's interpretation. NELICO will monitor any IRS announcements or rulings concerning compliance with the 7-pay test.

  MATERIAL CHANGES. If a "material change" in the benefits or other Policy terms occurs under a Policy which has satisfied the 7-pay test, the Policy may be treated as a new Policy entered into on the day on which the material change occurred. The Policy will be retested under the 7-pay test, after making certain adjustments to reflect the Policy's existing cash value. Any increase in future benefits under the Policy (for example, an increase pursuant to the "Salary Refresh" program) may constitute a material change if the increase is not due to the payment of premiums necessary to fund the Policy's lowest death benefit payable in the first seven Policy years, or the crediting of interest or other earnings with respect to such premiums. A material change would also occur if certain Policy changes occurred.

  If you do not wish to have the Policy become a modified endowment contract, you may be required to limit the payment of premiums under the Policy at some point (or limit your reduction of benefits). The point at which you may have to limit the payment of premiums will depend upon the issue age and sex of the insured, investment experience and the amount of your previous payments.

  If you exchange your policy for another life insurance policy, the new insurance policy should be reviewed to determine how the rules regarding modified endowment contracts may apply to the new policy. (See "24 Month Right".)

  DISTRIBUTIONS UNDER MODIFIED ENDOWMENT CONTRACTS. If a Policy is a modified endowment contract, then the following rules will apply to distributions under such contract:

    (a) Distributions will be includible in your gross income to the extent the cash value of the Policy exceeds your investment in the Policy (i.e., will be treated as income first).

    (b) Loans (including any unpaid interest) are considered distributions. Your investment in the Policy will be increased by the amount of any prior loan that was included in your gross income.

    (c) A Policy assignment is treated as a distribution. For example, in a split dollar insurance plan involving a collateral assignment of the Policy, the collateral assignment is a distribution which will subject any gain that accrues in the Policy to taxation.

    (d) For purposes of determining the amount of the distribution which is includible in gross income, all modified endowment contracts issued by NELICO or its affiliates to the same Policy Owner during any calendar year must be treated as one modified endowment contract.

  Any taxable distribution will be subject to an additional tax equal to 10% of the taxable amount of the distribution unless the distribution is:

    (a) made on or after the date when you attain age 59 1/2;

    (b) is attributable to your becoming disabled; or

    (c) is part of a series of substantially equal periodic payments made no less frequently than annually for your life (or life expectancy) or for the joint lives (or life expectancies) of you and your beneficiary.

  If a Policy becomes a modified endowment contract, distributions made during the Policy year in which it becomes a modified endowment contract, distributions in any subsequent Policy year and distributions within two years before the Policy becomes a modified endowment contract will be subject to the tax treatment described above. This means that a distribution from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract. In addition, regulations or other interpretations may be issued which will apply similar tax treatment to other distributions made in anticipation of a Policy becoming a modified endowment contract.

  AGGREGATION OF MODIFIED ENDOWMENT CONTRACTS. In the case of a pre-death distribution (including a loan, partial surrender, collateral assignment or full surrender) from a Policy that is treated as a modified endowment contract, a special aggregation requirement may apply for purposes of determining the amount of the income on the Policy. Specifically, if NELICO or any of its affiliates issues to the same Policy Owner more than one modified endowment contract within a calendar year, then for purposes of measuring the income on the Policy with respect to a distribution from any of those policies, the income on the policy for all those policies will be aggregated and attributed to that distribution.

  OTHER POLICY OWNER TAX MATTERS. Federal and state estate, inheritance and other tax consequences of ownership or receipt of proceeds under the Policy depend upon the individual circumstances of each Policy Owner or beneficiary.

  The tax consequences of continuing the Policy beyond the insured's 100th year are unclear. You should consult a tax advisor if you intend to allow the Policy to remain in force beyond the insured's 100th year.

  Section 817(h) of the Code requires the investments of the Variable Account to be "adequately diversified" in accordance with Treasury Regulations for the Policy to qualify as a life insurance contract under Section 7702 of the Code. Failure to comply with the diversification requirements may result in not treating the Policy as life insurance. If the Policy does not qualify as life insurance, you may be subjected to immediate taxation on the incremental increases in cash value of the Policy plus the cost of insurance protection for the year. Regulations specifying the diversification requirements have been issued by the Department of Treasury, and NELICO believes it complies fully with such requirements.

  In connection with the issuance of the diversification regulations, the Treasury Department stated that it anticipates the issuance of additional guidance prescribing the circumstances in which an owner's control of the investments of a separate account may cause a Policy Owner, rather than the insurance company, to be treated as the owner of the assets in the separate account. If a Policy Owner is considered the owner of the assets of the Separate Account, income and gains from the Account would be included in the Owner's gross income.

  The ownership rights under the Policy are similar to, but different in certain respects from, those described by the Internal Revenue Service in rulings in which it determined that the owners were not owners of separate account assets. For example, a Policy Owner has additional flexibility in allocating payments and cash values. These differences could result in the owner being treated as the owner of a pro rata share of the assets of the Separate Account. In addition, NELICO does not know what standards will be set forth in the additional guidance which the Treasury has stated it expects to be issued. NELICO therefore reserves the right to modify the Policy as necessary to attempt to prevent the Policy Owner from being considered the owner of the assets of the Separate Account.

  In the event that a Policy is owned by the trustee under a pension or profit sharing plan, or similar deferred compensation arrangement, the Federal, state and estate tax consequences of ownership or receipt of proceeds under the Policy could differ from the principles stated herein. However, if ownership of such Policy is transferred from the plan to a plan participant (upon termination of employment, for example), the Policy will be subject to all of the rules described above relating to Federal tax treatment, including the rules regarding modified endowment contracts. Policies owned by the trustee under the plans described above may be subject to restrictions under ERISA. You should consult a qualified tax advisor regarding any applicable requirements of ERISA.

  If the Policy is owned as part of a pension or profit-sharing plan qualified under Section 401 of the Code, the current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and is required to be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the cash value will not be subject to Federal income tax. However, the cash value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant had borrowed from his cash value or was an owner-employee under the plan.

  There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan.

  The Policies may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of the Policies in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement and the suitability of this product for the arrangement. Moreover, in recent years, Congress has adopted new rules relating to corporate owned life insurance. Any business contemplating the purchase of a new life insurance contract or a change in an existing life insurance contract should consult a tax advisor.

  NELICO believes that Policies subject to the provisions of the Puerto Rican tax law will generally receive similar tax treatment, with certain modifications, as that described above for Policies subject to the Internal Revenue Code. For taxable years commencing after July 1, 1995, amounts in the nature of accelerated death benefits are excluded from gross income. The individual must be certified by a physician as terminally ill and prior approval of the Secretary of the Treasury must be obtained. You should note that Policies governed by the Puerto Rican tax law are not currently subject to the above described rules regarding modified endowment contracts. If such a Policy becomes subject to the Internal Revenue Code, however, the rules regarding modified endowment contracts will apply, and they may apply retroactively. You should consult your tax advisor if a Policy governed by the Puerto Rican tax law subsequently becomes subject to the Internal Revenue Code.

  POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or other means. For instance, the President's 1999 Budget Proposal recommended legislation that, if enacted, would adversely modify the federal taxation of this Policy. It is possible that any legislative change could be retroactive (that is, effective prior to the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the Policy.

CHARGE FOR NELICO'S INCOME TAXES

  Under current Federal income tax law no tax is imposed on NELICO as a result of the operations of the Variable Account. Thus, no charge is being made currently to the Variable Account for company Federal income taxes, except for the charge for federal taxes that is deducted from premiums. NELICO reserves its rights to charge the Variable Account for company Federal income taxes in the future.

  Under current laws NELICO may incur state and local taxes (in addition to premium taxes) in several states. At present these taxes are not significant and, accordingly, NELICO is not currently making a charge for them. If they increase, however, charges for such taxes attributable to the Variable Account may be made.

                                  MANAGEMENT

  The directors and executive officers of NELICO and their principal business experience during the past five years are:

                           DIRECTORS OF NELICO

 NAME AND PRINCIPAL                      PRINCIPAL BUSINESS EXPERIENCE
 BUSINESS ADDRESS                          DURING THE PAST FIVE YEARS
 ------------------                      -----------------------------
 James M. Benson            Chairman, President and Chief Executive Officer of
                             NELICO since 1998; formerly, Director, President and
                             Chief Operating Officer 1997-1998 of NELICO; President
                             and CEO 1996-1997 of Equitable Life Assurance Society
                             and President and COO of Equitable Companies, Inc.;
                             Senior Vice President 1993-1996 of Equitable Life
                             Assurance Society.
 Robert H. Benmosche        Director of NELICO since 1998 and Chairman, President
  Metropolitan Life          and Chief Executive Officer of Metropolitan Life
  Insurance Co.              Insurance Company since 1998; formerly, Director,
  One Madison Avenue         President and Chief Operating Officer 1997-1998;
  New York, NY 10010         Executive Vice President 1995-1997 of Metropolitan
                             Life; Executive Vice President 1989-1995 of Paine
                             Webber.
 Susan C. Crampton          Director of NELICO since 1996 and serves as Principal
  127 Tarbox Road            of The Vermont Partnership, a business consulting firm
  Jericho, VT 05465          located in Jericho, Vermont since 1989; formerly,
                             Director 1989-1996 of New England Mutual.

 NAME AND PRINCIPAL                      PRINCIPAL BUSINESS EXPERIENCE
 BUSINESS ADDRESS                          DURING THE PAST FIVE YEARS
 ------------------                      -----------------------------
 Edward A. Fox              Director of NELICO since 1996 and Chairman of the Board
  SLM Holdings               of SLM Holdings since 1997; formerly, Director 1994-
  1050 Thomas Jefferson      1996 of New England Mutual and Dean 1990-1994 of The
  St., N.W.                  Amos Tuck School of Business Administration at
  Washington, D.C. 20007     Dartmouth College.
 George J. Goodman          Director of NELICO since 1996 and author, television
  Adam Smith's Money World   journalist, and editor.
  50th Floor, Craig Drill
  Capital
  General Motors Building
  767 Fifth Street
  New York, NY 10153
 Dr. Evelyn E. Handler      Director of NELICO since 1996; formerly Director 1987-
  74 Tater Street            1996 of New England Mutual and Executive Director and
  Mont Vernon, NH 03057      Chief Executive Officer 1994-1997 of the California
                             Academy of Sciences and Research Fellow and an
                             Associate 1991-1994 of the Graduate School of
                             Education at Harvard University and a Senior Fellow at
                             The Carnegie Foundation for the Advancement of
                             Teaching.
 Philip K. Howard, Esq.     Director of NELICO since 1996 and Partner of the law
  Howard, Darby & Levin      firm of Howard, Darby & Levin in New York City.
  1330 Avenue of the
  Americas
  New York, NY 10019
 Bernard A. Leventhal       Director of NELICO since 1996; formerly, Vice Chairman
  Burlington Industries      of the Board of Directors 1995-1998 of Burlington
  1345 Avenue of the         Industries, Inc.; Director and Executive Vice
  Americas                   President 1993-1995 of Burlington Menswear Division.
  17th Floor
  New York, NY 10105
 Thomas J. May              Director of NELICO since 1996 and Chairman, President
  Boston Edison Company      and Chief Executive Officer of Boston Edison Company
  800 Boylston Street        since 1994; formerly, Director 1994-1996 of New
  Boston, MA 02199           England Mutual; President and Chief Operating Officer
                             1993-1994 of Boston Edison Co.
 Stewart G. Nagler          Director of NELICO since 1996 and Vice Chairman and
  Metropolitan Life          Chief Financial Officer of Metropolitan Life Insurance
  Insurance Co.              Company since 1998; formerly, Senior Executive Vice
  One Madison Avenue         President and Chief Financial Officer 1986-1998 of
  New York, NY 10010         Metropolitan Life Insurance Company.
 Catherine A. Rein          Director of NELICO since 1998 and Senior Executive Vice
  Metropolitan Life          President of Metropolitan Life Insurance Company since
  Insurance Company          1998; formerly, Executive Vice President 1989-1998 of
  One Madison Avenue         Metropolitan Life Insurance Company.
  New York, NY 10010
 Rand N. Stowell            Director of NELICO since 1996 and President of United
  United Timber Corp.        Timber Corp. of Dixfield, Maine; formerly, Director
  P.O. Box 650               1990-1996 of New England Mutual.
  Pine Street
  Dixfield, ME 04224
 Alexander B. Trowbridge    Director of NELICO since 1996 and President of
  Trowbridge Partners Inc.   Trowbridge Partners, Inc. in Washington, DC; formerly,
  1317 F Street, NW,         Director 1983-1996 of New England Mutual.
  Suite 500
  Washington, D.C. 20004

                       EXECUTIVE OFFICERS OF NELICO

                           OTHER THAN DIRECTORS

                                         PRINCIPAL BUSINESS EXPERIENCE
            NAME                           DURING THE PAST FIVE YEARS
            ----                         -----------------------------
 James M. Benson            See Directors above.
 David W. Allen             Senior Vice President of NELICO since 1996; formerly,
                             Senior Vice President 1994-1996 and Vice President
                             1990-1994 of New England Mutual.
 Anthony J. Candito         President, New England Financial Information Services
                             (a business unit of NELICO) and Chief Information
                             Officer since 1998; formerly, Senior Vice President
                             1995-1998 of New England Life and Vice President 1994-
                             1995, Second Vice President 1990-1994 of New England
                             Mutual.
 Thom A. Faria              President, Career Agency System (a business unit of
                             NELICO) since 1996; formerly, Executive Vice President
                             in 1996, Senior Vice President 1993-1996 of New
                             England Mutual.
 Anne M. Goggin             Senior Vice President and Associate General Counsel of
                             NELICO since 1997; formerly, Vice President and
                             Counsel of NELICO in 1996, Vice President and Counsel
                             1994-1996 and Second Vice President and Counsel 1988-
                             1994 of New England Mutual.
 Daniel D. Jordan           Second Vice President, Counsel and Secretary since
                             1996; formerly, Counsel and Assistant Secretary 1990-
                             1996 of New England Mutual.
 Richard D. Keidan          Senior Vice President of NELICO since 1996; formerly,
                             Vice President 1994-1996 of Metropolitan Life (Chief
                             Marketing Officer of MetLife Brokerage) and Regional
                             Sales and Marketing Manager 1989-1994 of Phoenix Home
                             Life.
 Stephan M. Largent         Senior Vice President of NELICO since 1998; formerly,
                             President 1995-1998 of First Variable Life Company,
                             President 1993-1995 of ING Equities, Inc. and Vice
                             President 1993-1995 of Security Life of Denver.
 Alan C. Leland, Jr.        Senior Vice President of NELICO since 1996; formerly,
                             Vice President 1984-1996 of New England Mutual.
 Bruce C. Long              President, New England Annuities (a business unit of
                             NELICO) since 1996; formerly, President 1994-1996 New
                             England Annuities (a business unit of New England
                             Mutual) and Senior Vice President in 1994 of New
                             England Annuities; Vice President 1992-1994 of Keyport
                             Life Insurance.
 George J. Maloof           Senior Vice President of NELICO since 1996; formerly,
                             Vice President 1991-1996 of New England Mutual.
 Thomas W. McConnell        Senior Vice President of NELICO since 1996 and
                             Director, Chief Executive Officer and President of New
                             England Securities Corporation since 1993; formerly,
                             National Sales Manager 1993 of Alliance Fund
                             Distributors; National Sales Manager 1992-1993 of
                             Equitable Capital Securities.
 Thomas W. Moore            Senior Vice President of NELICO since 1996; formerly,
                             Vice President 1990-1996 of New England Mutual.
 Robert W. Powell           President, Life Brokerage (a business unit of NELICO)
                             since 1996; formerly, Officer-In-Charge 1994-1996 of
                             MetLife Brokerage (a subsidiary of Metropolitan Life
                             Insurance Company) and Marketing Vice President 1988-
                             1994 of MetLife.
 Robert E. Schneider        Executive Vice President, Chief Financial Officer and
                             Chief Accounting Officer of NELICO since 1998;
                             formerly, Executive Vice President and Chief Financial
                             Officer 1996-1998 of NELICO, Director, Executive Vice
                             President and Chief Financial Officer 1993-1996 and
                             Executive Vice President and Chief Financial Officer
                             1990-1993 of New England Mutual.
 John G. Small, Jr.         President, New England Services (a business unit of
                             NELICO) since 1997; formerly, Senior Vice President
                             1996-1997 of NELICO and Senior Vice President 1990-
                             1996 of New England Mutual.

                                         PRINCIPAL BUSINESS EXPERIENCE
            NAME                            DURING PAST FIVE YEARS
            ----                         -----------------------------
 H. James Wilson            Executive Vice President and General Counsel of NELICO
                             since 1996; formerly, Executive Vice President and
                             General Counsel 1993-1996, Senior Vice President and
                             General Counsel 1992-1993 of New England Mutual.
 John W. Wright             President, New England Financial Employee Benefits
                             Group (a business unit of NELICO) since 1996;
                             formerly, President 1993-1996 New England Employee
                             Benefits Group (a business unit of New England
                             Mutual), Senior Vice President 1989-1993 of New
                             England Employee Benefits Group of New England
                             Mutual.
 Frederick K. Zimmermann    Executive Vice President and Chief Investment Officer
                             of NELICO since 1996; formerly, Executive Vice
                             President and Chief Investment Officer 1993-1996 and
                             Senior Vice President--Investments 1989-1993 of New
                             England Mutual.

  The principal business address for each of the directors and executive officers is the same as NELICO's except where indicated otherwise.

  Like all financial services providers, NELICO utilizes systems that may be affected by Year 2000 transition issues and it relies on a number of third parties, including banks, custodians, and investment managers, that also may be affected. NELICO and its affiliates have developed, and are in the process of implementing, a Year 2000 transition plan, and are confirming that their service providers are also so engaged. The resources that are being devoted to this effort are substantial. It is difficult to predict with precision whether the amount of resources ultimately devoted, or the outcome of these efforts, will have any negative impact on NELICO. However, as of the date of this prospectus, it is not anticipated that Owners will experience negative effects on their investment, or on the services provided in connection therewith, as a result of Year 2000 transition implementation. NELICO currently anticipates that its systems will be Year 2000 compliant on or about December 31, 1998, with systems testing and compliance verification to follow. There can, however, be no assurance that the other service providers have anticipated every step necessary to avoid any adverse effect on the Variable Account attributable to Year 2000 transition.

                                 VOTING RIGHTS

  NELICO is the legal owner of the Eligible Fund shares held in the Variable Account and has the right to vote those shares at meetings of the Eligible Fund shareholders. However, to the extent required by applicable Federal securities law, NELICO will give you, as Policy Owner, the right to instruct NELICO how to vote the shares that are attributable to your Policy.

  The Policy Owners who are entitled to give voting instructions and the number of shares attributable to their Policies will be determined as of the record date for the meeting. All Eligible Fund shares held in any Sub-Account of the Variable Account, or in any other registered (or to the extent voting privileges are granted by the issuing insurance company, unregistered) separate account of NELICO or an affiliate, and for which timely instructions are not received, will be voted in the same proportion as (i) the aggregate cash value of policies giving instructions, respectively, to vote, for, against, or withhold votes on a proposition, bears to (ii) the total cash value in that Sub-Account for all policies for which voting instructions are received. No voting privileges apply with respect to cash value removed from the Variable Account as a result of a Policy loan.

  All Zenith Fund shares held by the general account (or any unregistered separate account for which voting privileges were not extended) of NELICO or its affiliates will be voted in the same proportion as the total of (i) shares for which voting instructions were received and (ii) shares that are voted in proportion to such voting instructions.

  The SEC requires the Eligible Funds' Boards of Trustees to monitor events to identify conflicts that may arise from the sale of Eligible Fund shares to variable life and variable annuity separate accounts of affiliated and, if applicable, unaffiliated insurance companies. Conflicts could arise as a result of changes in state insurance law or Federal income tax law, changes in investment management of any portfolio of the Eligible Funds, or differences in voting instructions given by variable life and variable annuity contract owners, for example. If there is a material conflict, the Board of Trustees will have an obligation to determine what action should be taken, including the removal of the affected Sub-Accounts from the Eligible Fund(s), if necessary. If NELICO believes any Eligible Fund action is insufficient, NELICO will consider taking other action to protect Policy Owners. There could, however, be unavoidable delays or interruptions of operations of the Variable Account that NELICO may be unable to remedy.

  If required by state insurance authorities, NELICO may disregard voting instructions if they would require that shares be voted to cause a change in the investment objectives of the portfolios of the Eligible Funds or to approve or disapprove an investment advisory or underwriting contract for a portfolio. In addition, NELICO may disregard voting instructions in favor of changes, initiated by a Policy Owner or an Eligible Fund's Board of Trustees, in the investment policy, investment adviser or principal underwriter of the Eligible Fund portfolio if NELICO (i) reasonably disapproves of the changes and (ii) in the case of a change in investment policy or investment adviser, makes a good faith determination that the proposed change is contrary to state law or is prohibited by state regulatory authorities or that the change would be inconsistent with a Sub-Account's investment objectives or would result in the purchase of securities which vary from the general quality and nature of investments and investment techniques utilized by other separate accounts of NELICO or of an affiliated life insurance company, which separate accounts have investment objectives similar to those of the Sub-Account. If NELICO does disregard voting instructions, a summary of that action and the reasons for it will be included in the next semiannual report to Policy Owners.

                           RIGHTS RESERVED BY NELICO

  NELICO and its affiliates may change the voting procedures described above, and may vote Eligible Fund shares in their own right without instructions from Policy Owners, if the applicable Federal securities laws or regulations or interpretations of them change. NELICO also reserves the right: (1) to create new investment accounts; (2) to combine any two or more separate investment accounts including the Variable Account; (3) to make available additional Sub-Accounts of the Variable Account investing in additional Eligible Fund portfolios or in portfolios of other mutual funds; (4) to invest the assets of the Variable Account in securities other than Eligible Fund shares or in shares of a different series of the Eligible Funds as a substitute for such shares already purchased or as the securities to be purchased in the future, to withdraw the availability of a series of the Eligible Funds as an investment option under the Policies, or to transfer assets to NELICO's general account as permitted by applicable law; (5) to operate the Variable Account as a management investment company under the Investment Company Act of 1940 or in any other form permitted by law; and (6) to deregister the Variable Account under the Investment Company Act of 1940 if registration is no longer required. NELICO will exercise these rights in accordance with applicable law, including approval of Policy Owners if required. NELICO will notify you if exercise of any of these rights would result in a material change in the Variable Account or its investments.

                               TOLL-FREE NUMBERS

  For information about historical values of the Variable Account Sub-Accounts, call the toll-free number 1-800-333-2501.

  For Sub-Account transfers, premium reallocations, or Statements of Additional Information for the Eligible Funds, call the toll-free number 1-
800-    .

  You may also call our Administrative Office toll-free at 1-800-     to
request current information about your Policy values, to change or update Policy information such as your address, billing mode, beneficiary or ownership, or to request Policy loans of less than $25,000. Requests must be in writing if the Policy is owned by a corporation or a pension trust.

  For all other types of Policy changes, please contact your registered representative.

                                    REPORTS

  NELICO will send you a statement annually showing your Policy's death benefit, cash value and any outstanding Policy loan principal. NELICO will also confirm Policy loans, subaccount transfers, lapses, surrenders and other Policy transactions when they occur.

  You will be sent semiannual reports containing the financial statements of the Variable Account and the Eligible Funds.

                             ADVERTISING PRACTICES

  NELICO may from time to time receive endorsements of the Policies from professional organizations. NELICO may refer to or use such endorsements in advertisements or sales material for the Policies. NELICO may also pay the professional organization making the endorsement for the use of its customer or mailing lists in order to distribute promotional materials regarding the Policies. An endorsement of the Policies by a third party is not necessarily indicative of the future performance or results which may be obtained by persons who purchase the Policies.

  From time to time, articles discussing the Variable Account's investment experience, performance rankings and other characteristics may appear in national publications. Some or all of these publishers or ranking services (including, but not limited to Lipper Analytical Services, Inc. and Morningstar, Inc.) may publish their own rankings or performance reviews of variable contract separate accounts, including the Variable Account. References to, reprints or portions of reprints of such articles or rankings may be used by NELICO as sales literature or advertising material and may include rankings that indicate the names of other variable contract separate accounts and their investment experience.

  Articles and releases, developed by NELICO, the Eligible Funds and other parties, about the Variable Account or the Eligible Funds regarding individual Eligible Funds' and fund groups' asset levels and sales volumes, statistics and analyses of industry sales volume and asset levels, and other characteristics may appear in various publications. References to or reprints of such articles may be used in promotional literature for the Policies or the Variable Account. Such literature may refer to personnel of the advisers, who have portfolio management responsibility, and their investment style. The reference may allude to or include excerpts from articles appearing in the media.

  NELICO is a member of the Insurance Marketplace Standards Association ("IMSA"), and as such may include the IMSA logo and information about IMSA membership in its advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

  The advertising and sales literature for the Policies and the Variable Account may refer to historical, current and prospective economic trends.

  In addition, sales literature may be published concerning topics of general investor interest for the benefit of registered representatives and prospective Policy Owners. These materials may include, but are not limited to, discussions of college planning, retirement planning, reasons for investing and historical examples of the investment performance of various classes of securities, securities markets and indices.

                                 LEGAL MATTERS

  Legal matters in connection with the Policies described in this prospectus have been passed on by H. James Wilson, General Counsel of NELICO. Sutherland, Asbill & Brennan LLP, of Washington, D.C., has provided advice on certain matters relating to federal securities laws.

                            REGISTRATION STATEMENT

  This prospectus omits certain information contained in the Registration Statement which has been filed with the SEC. Copies of such additional information may be obtained from the SEC upon payment of the prescribed fee.

                                    EXPERTS

  The financial statements of New England Variable Life Separate Account of New England Life Insurance Company ("NELICO") (formerly New England Variable Life Insurance Company) and the consolidated financial statements of NELICO and subsidiaries as of and for the years ended December 31, 1997 and 1996 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein (whose reports express unqualified opinions and, with respect to NELICO, includes an explanatory paragraph referring to the change in the basis of accounting and the change in corporate organization), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The adjustments that were applied to restate the 1995 financial statements to reflect the effects of the changes for adoption of generally accepted accounting principles and the changes in corporate organization have also been audited by Deloitte & Touche LLP. The interim financial statements of NELICO as of March 31, 1998 and for the three month period ended March 31, 1998 and the interim financial statements of New England Variable Life Separate Account as of December 31, 1998 and for each of the three month periods ended March 31, 1998 and 1997 have not been audited, reviewed or compiled by Deloitte & Touche LLP, and they assume no responsibility for such financial statements.

  The statutory statements of operations, surplus and cash flows of New England Variable Life Insurance Company and New England Pension and Annuity Company for the year ended December 31, 1995 (not included herein), have been incorporated herein in reliance on the reports (which reports include adverse opinions as to generally accepted accounting principles and unqualified opinions as to statutory accounting practices prescribed or permitted by the Insurance Department of the State of Delaware) of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing. The statutory statements of operations and surplus, and cash flows of Exeter Reassurance Company, Ltd. for the year ended December 31, 1995 (not included herein), have been incorporated herein in reliance on the report (which report includes an adverse opinion as to generally accepted accounting principles and an unqualified opinion as to conformity with The Insurance Act 1978, amendments thereto and related regulations) of Coopers & Lybrand, chartered accountants, given on the authority of that firm as experts in accounting and auditing.

  The consolidated statements of operations, shareholder's equity, and cash flows of New England Securities Corporation for the year ended December 31, 1995 (not included herein); the statements of operations, changes in shareholder's equity, and cash flows of TNE Advisers, Inc. for the year ended December 31, 1995 (not included herein), have been incorporated herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing. The statements of earnings and retained earnings, and cash flows of Newbury Insurance Company, Limited for the year ended December 31, 1995 (not included herein), have been incorporated herein in reliance on the reports of Coopers & Lybrand, chartered accountants, given on the authority of that firm as experts in accounting and auditing.

  The statements of operations and changes in net assets of New England Variable Life Separate Account for the period ended December 31, 1995, have been incorporated herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

  Actuarial matters included in this prospectus have been examined by Rodney
J. Chandler, F.S.A., M.A.A.A., Second Vice President and Actuary of NELICO, as stated in his opinion filed as an exhibit to the Registration Statement.

                                  APPENDIX A

                 ILLUSTRATIONS OF DEATH BENEFITS, CASH VALUES,
                           AND ACCUMULATED PREMIUMS

  The tables in Appendix A illustrate the way the Policies operate. They show how the death benefit and cash value could vary over an extended period of time assuming hypothetical gross rates of return (i.e., investment income and capital gains and losses, realized or unrealized) for the Variable Account equal to constant after tax annual rates of 0%, 6% and 12%. The insured is assumed to be in the nonsmoker preferred risk classification. The Tables assume no rider benefits and assume that no allocations are made to the Fixed Account. (See "Charges and Expenses.") Each illustration is given for a Policy with an Option 1 and an Option 2 death benefit, and for the cash value accumulation test and guideline premium test. These tables may assist in the comparison of death benefits, net cash values and cash values for the Policies with those under other variable life insurance policies which may be issued by NELICO or other companies.

  Death benefits and cash values for a Policy would be different from the amounts shown if the actual gross rates of return averaged 0%, 6% or 12%, but varied above and below that average for the period, if premiums were paid in other amounts or at other than annual intervals. They would also be different depending on the allocation of cash value among the Variable Account's Sub-Accounts, if the actual gross rate of return for all Sub-Accounts averaged 0%, 6% or 12%, but varied above or below that average for individual Sub-Accounts. They would also differ if any Policy loan or partial surrender were made during the period of time illustrated, if the insured were female or in another risk classification, or if the Policies were issued at unisex rates.

  The death benefits and cash values shown in the tables reflect: (i) deductions from premiums for the sales charge and premium tax charge; and (ii) a Monthly Deduction (consisting of a Policy fee, a mortality and expense risk fee, and a charge for the cost of insurance) from the cash value on the first day of each Policy month. (See "Charges and Expenses".) The illustrations are based on an average of the investment advisory fees and operating expenses incurred by the Eligible Funds, at an annual rate of .76% of the average daily net assets of the Eligible Funds. This average reflects voluntary expense cap and expense deferral arrangements between TNE Advisers and the Zenith Fund, under which TNE Advisers bears operating expenses of the Zenith Fund Series (other than the Capital Growth Series) that exceed certain amounts. TNE Advisers could terminate the expense cap and expense deferral arrangements at any time. If TNE Advisers terminates these arrangements, the values illustrated on the following pages could be less. (See "Charges Against the Eligible Funds and the Sub-Accounts of the Variable Account".)

  Taking account of the average investment advisory fee and operating expenses of the Eligible Funds, the gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -0.76%, 5.2% and 11.15%, respectively.

  The hypothetical rates of return shown in the tables do not reflect any tax charges attributable to the Variable Account since no such charges are currently made. If any such charges are imposed in the future, the gross annual rate of return would have to exceed the rates shown by an amount sufficient to cover the tax charges, in order to produce the death benefits, net cash values and cash values illustrated. (See "Charges for NELICO's Income Taxes".)

  The second column of each table shows the amount which would accumulate if an amount equal to the annual premium were invested to earn interest, after taxes, of 5% per year, compounded annually.

  The internal rate of return on net cash value is equivalent to an interest rate (after taxes) at which an amount equal to the illustrated premiums could have been invested outside the Policy to arrive at the net cash value of the Policy. The internal rate of return on the death benefit is equivalent to an interest rate (after taxes) at which an amount equal to the illustrated premiums could have been invested outside the Policy to arrive at the death benefit of the Policy. The internal rate of return is compounded annually, and the premiums are assumed to be paid at the beginning of each Policy year.

  NELICO will furnish upon request a personalized illustration reflecting the proposed insured's age, sex, underwriting classification, and the face amount or premium payment schedule requested. Where applicable, NELICO will also furnish upon request an illustration for a Policy which is not affected by the sex of the insured.

                               MALE ISSUE AGE 40
                 $50,000 ANNUAL PREMIUM FOR SEVEN POLICY YEARS

                  NONSMOKER PREFERRED UNDERWRITING RISK

                          $1,054,000 FACE AMOUNT
                            OPTION 1 DEATH BENEFIT
                         CASH VALUE ACCUMULATION TEST

             THIS ILLUSTRATION IS BASED ON CURRENT POLICY CHARGES.

                             DEATH BENEFIT                     CASH VALUE             INTERNAL RATE OF RETURN
         PREMIUMS        ASSUMING HYPOTHETICAL           ASSUMING HYPOTHETICAL           ON NET CASH VALUE
        ACCUMULATED           GROSS ANNUAL                    GROSS ANNUAL          ASSUMING HYPOTHETICAL GROSS
END OF     AT 5%           RATE OF RETURN OF               RATE OF RETURN OF          ANNUAL RATE OF RETURN OF
POLICY   INTEREST   -------------------------------- ------------------------------ -------------------------------
 YEAR    PER YEAR       0%         6%        12%        0%        6%        12%        0%         6%        12%
------  -----------     --         --        ---        --        --        ---        --         --        ---
   1    $   52,500  $1,054,000 $1,054,000 $1,054,000 $ 42,015 $   44,605 $   47,193    -15.97%    -10.79%    -5.61%
   2       107,625   1,054,000  1,054,000  1,054,000   83,415     91,205     99,292    -11.50      -5.98     -0.47
   3       165,506   1,054,000  1,054,000  1,054,000  124,133    139,817    156,739     -9.17      -3.47      2.21
   4       226,282   1,054,000  1,054,000  1,054,000  164,084    190,443    220,015     -7.76      -1.95      3.85
   5       290,096   1,054,000  1,054,000  1,054,000  203,461    243,369    289,934     -6.79      -0.89      4.98
   6       357,100   1,054,000  1,054,000  1,054,000  243,313    299,716    368,175     -5.96      -0.03      5.88
   7       427,455   1,054,000  1,054,000  1,231,484  282,541    358,565    454,300     -5.36       0.60      6.53
   8       448,828   1,054,000  1,054,000  1,313,790  276,838    373,044    499,591     -4.67       1.28      7.17
   9       471,270   1,054,000  1,054,000  1,401,829  271,095    388,086    549,352     -4.23       1.73      7.61
  10       494,833   1,054,000  1,054,000  1,496,420  265,427    403,824    604,167     -3.92       2.05      7.93
  15       631,546   1,054,000  1,082,929  2,134,836  242,139    504,943    995,422     -3.04       3.09      8.97
  20       806,031   1,054,000  1,180,866  3,065,931  213,259    629,131  1,633,439     -2.88       3.50      9.38
  25     1,028,722   1,054,000  1,294,410  4,426,144  172,863    779,267  2,664,648     -3.16       3.69      9.58
  30     1,312,940   1,054,000  1,429,710  6,438,469  112,308    959,283  4,319,973     -4.14       3.79      9.69
  35     1,675,681   1,054,000  1,603,808  9,511,616   33,081  1,182,121  7,010,743     -7.14       3.87      9.76
           INTERNAL RATE OF RETURN
              ON DEATH BENEFIT
         ASSUMING HYPOTHETICAL GROSS
END OF    ANNUAL RATE OF RETURN OF
POLICY  --------------------------------
 YEAR      0%         6%         12%
------     --         --         ---
   1      2008.00%   2008.00%   2008.00%
   2       311.84     311.84     311.84
   3       136.03     136.03     136.03
   4        79.23      79.23      79.23
   5        52.55      52.55      52.55
   6        37.45      37.45      37.45
   7        27.90      27.90      31.95
   8        22.64      22.64      27.34
   9        18.98      18.98      24.11
  10        16.30      16.30      21.74
  15         9.47       9.71      15.85
  20         6.65       7.35      13.41
  25         5.11       6.09      12.09
  30         4.15       5.33      11.29
  35         3.50       4.86      10.80

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NELICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                               MALE ISSUE AGE 40
                 $50,000 ANNUAL PREMIUM FOR SEVEN POLICY YEARS

                  NONSMOKER PREFERRED UNDERWRITING RISK

                          $1,054,000 FACE AMOUNT
                            OPTION 1 DEATH BENEFIT
                         CASH VALUE ACCUMULATION TEST

           THIS ILLUSTRATION IS BASED ON GUARANTEED POLICY CHARGES.

                             DEATH BENEFIT                    CASH VALUE             INTERNAL RATE OF RETURN
         PREMIUMS        ASSUMING HYPOTHETICAL          ASSUMING HYPOTHETICAL           ON NET CASH VALUE
        ACCUMULATED           GROSS ANNUAL                   GROSS ANNUAL          ASSUMING HYPOTHETICAL GROSS
END OF     AT 5%           RATE OF RETURN OF              RATE OF RETURN OF         ANNUAL RATE OF RETURN OF
POLICY   INTEREST   -------------------------------- ---------------------------- --------------------------------
 YEAR    PER YEAR       0%         6%        12%        0%       6%       12%         0%         6%        12%
------  -----------     --         --        ---        --       --       ---         --         --        ---
   1    $   52,500  $1,054,000 $1,054,000 $1,054,000 $ 41,183 $ 43,748 $   46,310     -17.63%    -12.50%    -7.38%
   2       107,625   1,054,000  1,054,000  1,054,000   81,610   89,297     97,279     -12.81      -7.31     -1.82
   3       165,506   1,054,000  1,054,000  1,054,000  121,312  136,760    153,435     -10.24      -4.55      1.14
   4       226,282   1,054,000  1,054,000  1,054,000  160,284  186,218    215,330      -8.66      -2.84      2.98
   5       290,096   1,054,000  1,054,000  1,054,000  198,548  237,791    283,611      -7.59      -1.66      4.23
   6       357,100   1,054,000  1,054,000  1,054,000  236,105  291,583    358,985      -6.81      -0.81      5.15
   7       427,455   1,054,000  1,054,000  1,197,387  272,981  347,736    441,721      -6.22      -0.16      5.82
   8       448,828   1,054,000  1,054,000  1,269,811  264,627  359,150    482,867      -5.56       0.52      6.48
   9       471,270   1,054,000  1,054,000  1,346,646  256,023  370,835    527,727      -5.17       0.97      6.92
  10       494,833   1,054,000  1,054,000  1,428,159  247,123  382,778    576,607      -4.92       1.28      7.24
  15       631,546   1,054,000  1,054,000  1,916,457  196,179  445,845    893,597      -4.75       2.03      8.02
  20       806,031   1,054,000  1,054,000  2,572,471  127,052  512,573  1,370,538      -5.83       2.26      8.28
  25     1,028,722   1,054,000  1,054,000  3,453,697   24,993  580,726  2,079,211     -11.42       2.32      8.37
  30     1,312,940           0  1,054,000  4,637,355        0  644,581  3,111,493    -100.00       2.28      8.38
  35     1,675,681           0  1,054,000  6,227,164        0  695,393  4,589,867    -100.00       2.17      8.33
           INTERNAL RATE OF RETURN
              ON DEATH BENEFIT
         ASSUMING HYPOTHETICAL GROSS
END OF    ANNUAL RATE OF RETURN OF
POLICY  --------------------------------
 YEAR      0%         6%         12%
------     --         --         ---
   1     2,008.00%  2,008.00%  2,008.00%
   2       311.84     311.84     311.84
   3       136.03     136.03     136.03
   4        79.23      79.23      79.23
   5        52.55      52.55      52.55
   6        37.45      37.45      37.45
   7        27.90      27.90      31.21
   8        22.64      22.64      26.61
   9        18.98      18.98      23.38
  10        16.30      16.30      21.00
  15         9.47       9.47      14.86
  20         6.65       6.65      12.27
  25         5.11       5.11      10.86
  30         4.15       4.15       9.97
  35         3.50       3.50       9.36

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NELICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                               MALE ISSUE AGE 40
                 $50,000 ANNUAL PREMIUM FOR SEVEN POLICY YEARS

                  NONSMOKER PREFERRED UNDERWRITING RISK

                          $1,054,000 FACE AMOUNT
                            OPTION 2 DEATH BENEFIT
                         CASH VALUE ACCUMULATION TEST

             THIS ILLUSTRATION IS BASED ON CURRENT POLICY CHARGES.

                             DEATH BENEFIT                    CASH VALUE            INTERNAL RATE OF RETURN
         PREMIUMS        ASSUMING HYPOTHETICAL          ASSUMING HYPOTHETICAL          ON NET CASH VALUE
        ACCUMULATED           GROSS ANNUAL                   GROSS ANNUAL         ASSUMING HYPOTHETICAL GROSS
END OF     AT 5%           RATE OF RETURN OF              RATE OF RETURN OF         ANNUAL RATE OF RETURN OF
POLICY   INTEREST   -------------------------------- ---------------------------- -------------------------------
 YEAR    PER YEAR       0%         6%        12%        0%       6%       12%        0%         6%        12%
------  -----------     --         --        ---        --       --       ---        --         --        ---
   1    $   52,500  $1,095,918 $1,098,502 $1,101,084 $ 41,918 $ 44,502 $   47,084    -16.16%    -11.00%    -5.83%
   2       107,625   1,137,123  1,144,883  1,152,938   83,123   90,883     98,938    -11.71      -6.21     -0.71
   3       165,506   1,177,531  1,193,128  1,209,954  123,531  139,128    155,954     -9.40      -3.72      1.96
   4       226,282   1,217,031  1,243,190  1,272,533  163,031  189,190    218,533     -8.01      -2.21      3.58
   5       290,096   1,255,833  1,295,354  1,341,459  201,833  241,354    287,459     -7.05      -1.17      4.69
   6       357,100   1,295,295  1,351,103  1,418,819  241,295  297,103    364,819     -6.19      -0.28      5.62
   7       427,455   1,334,040  1,409,184  1,504,029  280,040  355,184    450,029     -5.58       0.37      6.29
   8       448,828   1,327,868  1,422,831  1,548,378  273,868  368,831    494,378     -4.88       1.05      6.96
   9       471,270   1,321,632  1,436,919  1,597,137  267,632  382,919    543,137     -4.44       1.50      7.42
  10       494,833   1,315,489  1,451,630  1,650,928  261,489  397,630    596,928     -4.13       1.83      7.75
  15       631,546   1,289,264  1,544,687  2,106,957  235,264  490,687    982,423     -3.27       2.84      8.85
  20       806,031   1,256,147  1,653,673  3,025,883  202,147  599,673  1,612,103     -3.19       3.21      9.30
  25     1,028,722   1,209,675  1,775,265  4,368,321  155,675  721,265  2,629,837     -3.63       3.33      9.52
  30     1,312,940   1,141,871  1,902,878  6,354,349   87,871  848,878  4,263,532     -5.01       3.33      9.63
  35     1,675,681   1,058,374  2,043,136  9,387,338    4,374  989,136  6,919,141    -12.90       3.29      9.72
           INTERNAL RATE OF RETURN
              ON DEATH BENEFIT
         ASSUMING HYPOTHETICAL GROSS
END OF    ANNUAL RATE OF RETURN OF
POLICY  --------------------------------
 YEAR      0%         6%         12%
------     --         --         ---
   1     2,091.84%  2,097.00%  2,102.17%
   2       329.50     331.12     332.79
   3       146.63     147.91     149.29
   4        87.50      88.74      90.11
   5        59.71      60.99      62.45
   6        44.00      45.36      46.94
   7        34.05      35.49      37.22
   8        27.57      29.06      30.90
   9        23.04      24.56      26.49
  10        19.72      21.26      23.28
  15        11.27      12.89      15.73
  20         7.74       9.46      13.32
  25         5.77       7.61      12.03
  30         4.46       6.44      11.24
  35         3.51       5.65      10.75

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NELICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                               MALE ISSUE AGE 40
                 $50,000 ANNUAL PREMIUM FOR SEVEN POLICY YEARS

                  NONSMOKER PREFERRED UNDERWRITING RISK

                          $1,054,000 FACE AMOUNT
                            OPTION 2 DEATH BENEFIT
                         CASH VALUE ACCUMULATION TEST

           THIS ILLUSTRATION IS BASED ON GUARANTEED POLICY CHARGES.

                             DEATH BENEFIT                    CASH VALUE             INTERNAL RATE OF RETURN
         PREMIUMS        ASSUMING HYPOTHETICAL          ASSUMING HYPOTHETICAL           ON NET CASH VALUE
        ACCUMULATED           GROSS ANNUAL                   GROSS ANNUAL          ASSUMING HYPOTHETICAL GROSS
END OF     AT 5%           RATE OF RETURN OF              RATE OF RETURN OF         ANNUAL RATE OF RETURN OF
POLICY   INTEREST   -------------------------------- ---------------------------- --------------------------------
 YEAR    PER YEAR       0%         6%        12%        0%       6%       12%         0%         6%        12%
------  -----------     --         --        ---        --       --       ---         --         --        ---
   1    $   52,500  $1,095,054 $1,097,610 $1,100,165 $ 41,054 $ 43,610 $   46,165     -17.89%    -12.78%    -7.67%
   2       107,625   1,135,209  1,142,855  1,150,794   81,209   88,855     96,794     -13.10      -7.62     -2.15
   3       165,506   1,174,479  1,189,805  1,206,347  120,479  135,805    152,347     -10.56      -4.89      0.78
   4       226,282   1,212,836  1,238,494  1,267,290  158,836  184,494    213,290      -9.01      -3.20      2.59
   5       290,096   1,250,283  1,288,987  1,334,166  196,283  234,987    280,166      -7.96      -2.06      3.82
   6       357,100   1,286,791  1,341,321  1,407,544  232,791  287,321    353,544      -7.21      -1.23      4.71
   7       427,455   1,322,364  1,395,566  1,488,083  268,364  341,566    434,083      -6.64      -0.61      5.39
   8       448,828   1,312,660  1,404,787  1,526,846  258,660  350,787    472,846      -6.01       0.04      6.05
   9       471,270   1,302,662  1,413,961  1,569,141  248,662  359,961    515,141      -5.64       0.47      6.51
  10       494,833   1,292,321  1,423,032  1,615,278  238,321  369,032    561,278      -5.43       0.76      6.85
  15       631,546   1,233,424  1,464,254  1,916,381  179,424  410,254    862,381      -5.47       1.33      7.71
  20       806,031   1,155,710  1,488,861  2,480,539  101,710  434,861  1,321,559      -7.07       1.28      8.05
  25     1,028,722           0  1,478,889  3,330,228        0  424,889  2,004,879    -100.00       0.88      8.20
  30     1,312,940           0  1,399,370  4,471,530        0  345,370  3,000,231    -100.00      -0.05      8.23
  35     1,675,681           0  1,193,448  6,004,455        0  139,448  4,425,714    -100.00      -2.84      8.21
           INTERNAL RATE OF RETURN
              ON DEATH BENEFIT
         ASSUMING HYPOTHETICAL GROSS
END OF    ANNUAL RATE OF RETURN OF
POLICY  --------------------------------
 YEAR      0%         6%         12%
------     --         --         ---
   1     2,090.11%  2,095.22%  2,100.33%
   2       329.11     330.70     332.35
   3       146.38     147.64     148.99
   4        87.29      88.52      89.87
   5        59.52      60.79      62.22
   6        43.79      45.12      46.68
   7        33.82      35.23      36.93
   8        27.33      28.79      30.59
   9        22.78      24.27      26.17
  10        19.45      20.95      22.94
  15        10.87      12.41      14.86
  20         7.22       8.80      12.04
  25         5.11       6.73      10.68
  30         4.15       5.25       9.82
  35         3.50       3.90       9.24

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NELICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                               MALE ISSUE AGE 40
                $50,000 ANNUAL PREMIUM FOR TWENTY POLICY YEARS

                  NONSMOKER PREFERRED UNDERWRITING RISK
                            $2,900,000 FACE AMOUNT
                            OPTION 1 DEATH BENEFIT
                            GUIDELINE PREMIUM TEST

             THIS ILLUSTRATION IS BASED ON CURRENT POLICY CHARGES.

                              DEATH BENEFIT                     CASH VALUE               INTERNAL RATE OF RETURN
         PREMIUMS         ASSUMING HYPOTHETICAL            ASSUMING HYPOTHETICAL            ON NET CASH VALUE
        ACCUMULATED           GROSS ANNUAL                     GROSS ANNUAL            ASSUMING HYPOTHETICAL GROSS
END OF     AT 5%            RATE OF RETURN OF                RATE OF RETURN OF          ANNUAL RATE OF RETURN OF
POLICY   INTEREST   --------------------------------- ------------------------------- -------------------------------
 YEAR    PER YEAR       0%         6%         12%        0%        6%         12%        0%         6%         12%
------  -----------     --         --         ---        --        --         ---        --         --         ---
   1    $   52,500  $2,900,000 $2,900,000 $ 2,900,000 $ 37,899 $   40,357 $    42,815    -24.20%    -19.29%    -14.37%
   2       107,625   2,900,000  2,900,000   2,900,000   75,090     82,361      89,917    -17.64     -12.26      -6.88
   3       165,506   2,900,000  2,900,000   2,900,000  111,338    125,837     141,506    -14.18      -8.53      -2.89
   4       226,282   2,900,000  2,900,000   2,900,000  146,340    170,536     197,732    -12.11      -6.27      -0.46
   5       290,096   2,900,000  2,900,000   2,900,000  180,644    217,063     259,654    -10.64      -4.67       1.27
   6       357,100   2,900,000  2,900,000   2,900,000  217,692    268,995     331,407     -9.10      -3.11       2.85
   7       427,455   2,900,000  2,900,000   2,900,000  253,932    322,994     410,383     -8.03      -2.01       3.98
   8       501,328   2,900,000  2,900,000   2,900,000  289,667    379,454     497,641     -7.22      -1.17       4.84
   9       578,895   2,900,000  2,900,000   2,900,000  324,547    438,135     593,712     -6.62      -0.53       5.50
  10       660,339   2,900,000  2,900,000   2,900,000  358,972    499,528     699,906     -6.13      -0.02       6.03
  15     1,132,875   2,900,000  2,900,000   2,900,000  529,300    864,758   1,452,255     -4.50       1.76       7.89
  20     1,735,963   2,900,000  2,900,000   3,530,284  675,561  1,319,296   2,715,603     -3.91       2.57       8.78
  25     2,215,577   2,900,000  2,900,000   5,410,965  563,581  1,622,297   4,509,137     -3.79       3.07       9.30
  30     2,827,700   2,900,000  2,900,000   8,599,552  398,175  1,993,010   7,477,871     -4.56       3.33       9.58
  35     3,608,942   2,900,000  2,900,000  13,049,926  183,089  2,477,971  12,428,501     -6.73       3.54       9.78
           INTERNAL RATE OF RETURN
              ON DEATH BENEFIT
         ASSUMING HYPOTHETICAL GROSS
END OF    ANNUAL RATE OF RETURN OF
POLICY  --------------------------------
 YEAR      0%         6%         12%
------     --         --         ---
   1     5,700.00%  5,700.00%  5,700.00%
   2       613.22     613.22     613.22
   3       248.60     248.60     248.60
   4       143.55     143.55     143.55
   5        96.81      96.81      96.81
   6        71.12      71.12      71.12
   7        55.12      55.12      55.12
   8        44.31      44.31      44.31
   9        36.57      36.57      36.57
  10        30.80      30.80      30.80
  15        15.64      15.64      15.64
  20         9.32       9.32      10.92
  25         6.64       6.64      10.38
  30         5.12       5.12      10.24
  35         4.15       4.15       9.97

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NELICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                               MALE ISSUE AGE 40
                $50,000 ANNUAL PREMIUM FOR TWENTY POLICY YEARS

                  NONSMOKER PREFERRED UNDERWRITING RISK
                            $2,900,000 FACE AMOUNT
                            OPTION 1 DEATH BENEFIT
                            GUIDELINE PREMIUM TEST

           THIS ILLUSTRATION IS BASED ON GUARANTEED POLICY CHARGES.

                             DEATH BENEFIT                    CASH VALUE            INTERNAL RATE OF RETURN
         PREMIUMS        ASSUMING HYPOTHETICAL          ASSUMING HYPOTHETICAL          ON NET CASH VALUE
        ACCUMULATED           GROSS ANNUAL                   GROSS ANNUAL         ASSUMING HYPOTHETICAL GROSS
END OF     AT 5%           RATE OF RETURN OF              RATE OF RETURN OF        ANNUAL RATE OF RETURN OF
POLICY   INTEREST   -------------------------------- ---------------------------- ------------------------------
 YEAR    PER YEAR       0%         6%        12%        0%       6%       12%        0%         6%       12%
------  -----------     --         --        ---        --       --       ---        --         --       ---
   1    $   52,500  $2,900,000 $2,900,000 $2,900,000 $ 35,655 $ 38,042 $   40,429    -28.69%   -23.92%   -19.14%
   2       107,625   2,900,000  2,900,000  2,900,000   70,123   77,102     84,363    -21.45    -16.13    -10.81
   3       165,506   2,900,000  2,900,000  2,900,000  103,437  117,251    132,199    -17.47    -11.82     -6.18
   4       226,282   2,900,000  2,900,000  2,900,000  135,519  158,451    184,269    -14.98     -9.10     -3.25
   5       290,096   2,900,000  2,900,000  2,900,000  166,373  200,751    241,033    -13.28     -7.23     -1.22
   6       357,100   2,900,000  2,900,000  2,900,000  195,927  244,121    302,926    -12.07     -5.86      0.28
   7       427,455   2,900,000  2,900,000  2,900,000  224,188  288,620    370,521    -11.16     -4.82      1.42
   8       501,328   2,900,000  2,900,000  2,900,000  251,110  334,258    444,414    -10.47     -4.00      2.34
   9       578,895   2,900,000  2,900,000  2,900,000  276,676  381,077    525,301     -9.92     -3.34      3.08
  10       660,339   2,900,000  2,900,000  2,900,000  300,791  429,048    613,899     -9.50     -2.80      3.70
  15     1,132,875   2,900,000  2,900,000  2,900,000  395,406  684,859  1,205,029     -8.53     -1.14      5.73
  20     1,735,963   2,900,000  2,900,000  2,900,000  431,856  962,623  2,174,024     -8.92     -0.36      6.93
  25     2,215,577   2,900,000  2,900,000  4,157,370  153,974  986,279  3,464,475    -13.12     -0.09      7.72
  30     2,827,700           0  2,900,000  6,334,859        0  888,154  5,508,573   -100.00     -0.58      8.15
  35     3,608,942           0  2,900,000  9,213,315        0  507,450  8,774,586   -100.00     -2.67      8.44
           INTERNAL RATE OF RETURN
              ON DEATH BENEFIT
         ASSUMING HYPOTHETICAL GROSS
END OF    ANNUAL RATE OF RETURN OF
POLICY  --------------------------------
 YEAR      0%         6%         12%
------     --         --         ---
   1     5,700.00%  5,700.00%  5,700.00%
   2       613.22     613.22     613.22
   3       248.60     248.60     248.60
   4       143.55     143.55     143.55
   5        96.81      96.81      96.81
   6        71.12      71.12      71.12
   7        55.12      55.12      55.12
   8        44.31      44.31      44.31
   9        36.57      36.57      36.57
  10        30.80      30.80      30.80
  15        15.64      15.64      15.64
  20         9.32       9.32       9.32
  25         6.64       6.64       8.81
  30         5.12       5.12       8.81
  35         4.15       4.15       8.62

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NELICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                               MALE ISSUE AGE 40
               $50,000 ANNUAL PREMIUM FOR SEVEN POLICY YEARS FOR

                  NONSMOKER PREFERRED UNDERWRITING RISK

                          $1,054,000 FACE AMOUNT
                            OPTION 2 DEATH BENEFIT
                            GUIDELINE PREMIUM TEST

          THIS ILLUSTRATION IS BASED ON CURRENT POLICY CHARGES.

                             DEATH BENEFIT                    CASH VALUE            INTERNAL RATE OF RETURN
         PREMIUMS        ASSUMING HYPOTHETICAL          ASSUMING HYPOTHETICAL          ON NET CASH VALUE
        ACCUMULATED           GROSS ANNUAL                   GROSS ANNUAL         ASSUMING HYPOTHETICAL GROSS
END OF     AT 5%           RATE OF RETURN OF              RATE OF RETURN OF         ANNUAL RATE OF RETURN OF
POLICY   INTEREST   -------------------------------- ---------------------------- -------------------------------
 YEAR    PER YEAR       0%         6%        12%        0%       6%       12%        0%         6%        12%
------  -----------     --         --        ---        --       --       ---        --         --        ---
   1    $   52,500  $1,095,918 $1,098,502 $1,101,084 $ 41,918 $ 44,502 $   47,084    -16.16%    -11.00%    -5.83%
   2       107,625   1,137,123  1,144,883  1,152,938   83,123   90,883     98,938    -11.71      -6.21     -0.71
   3       165,506   1,177,531  1,193,128  1,209,954  123,531  139,128    155,954     -9.40      -3.72      1.96
   4       226,282   1,217,031  1,243,190  1,272,533  163,031  189,190    218,533     -8.01      -2.21      3.58
   5       290,096   1,255,833  1,295,354  1,341,459  201,833  241,354    287,459     -7.05      -1.17      4.69
   6       357,100   1,295,295  1,351,103  1,418,819  241,295  297,103    364,819     -6.19      -0.28      5.62
   7       427,455   1,334,040  1,409,184  1,504,029  280,040  355,184    450,029     -5.58       0.37      6.29
   8       448,828   1,327,868  1,422,831  1,548,378  273,868  368,831    494,378     -4.88       1.05      6.96
   9       471,270   1,321,632  1,436,919  1,597,137  267,632  382,919    543,137     -4.44       1.50      7.42
  10       494,833   1,315,489  1,451,630  1,650,928  261,489  397,630    596,928     -4.13       1.83      7.75
  15       631,546   1,289,264  1,544,687  2,036,567  235,264  490,687    982,567     -3.27       2.84      8.85
  20       806,031   1,256,147  1,653,673  2,671,856  202,147  599,673  1,617,856     -3.19       3.21      9.32
  25     1,028,722   1,209,675  1,775,265  3,716,865  155,675  721,265  2,662,865     -3.63       3.33      9.58
  30     1,312,940   1,141,871  1,902,878  5,436,955   87,871  848,878  4,382,955     -5.01       3.33      9.74
  35     1,675,681   1,058,374  2,043,136  8,293,903    4,374  989,136  7,239,903    -12.90       3.29      9.87
           INTERNAL RATE OF RETURN
              ON DEATH BENEFIT
         ASSUMING HYPOTHETICAL GROSS
END OF    ANNUAL RATE OF RETURN OF
POLICY  --------------------------------
 YEAR      0%         6%         12%
------     --         --         ---
   1     2,091.84%  2,097.00%  2,102.17%
   2       329.50     331.12     332.79
   3       146.63     147.91     149.29
   4        87.50      88.74      90.11
   5        59.71      60.99      62.45
   6        44.00      45.36      46.94
   7        34.05      35.49      37.22
   8        27.57      29.06      30.90
   9        23.04      24.56      26.49
  10        19.72      21.26      23.28
  15        11.27      12.89      15.41
  20         7.74       9.46      12.52
  25         5.77       7.61      11.22
  30         4.46       6.44      10.61
  35         3.51       5.65      10.33

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NELICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                               MALE ISSUE AGE 40
                 $50,000 ANNUAL PREMIUM FOR SEVEN POLICY YEARS

                  NONSMOKER PREFERRED UNDERWRITING RISK

                          $1,054,000 FACE AMOUNT
                            OPTION 2 DEATH BENEFIT
                            GUIDELINE PREMIUM TEST

           THIS ILLUSTRATION IS BASED ON GUARANTEED POLICY CHARGES.

                             DEATH BENEFIT                    CASH VALUE             INTERNAL RATE OF RETURN
         PREMIUMS        ASSUMING HYPOTHETICAL          ASSUMING HYPOTHETICAL           ON NET CASH VALUE
        ACCUMULATED           GROSS ANNUAL                   GROSS ANNUAL          ASSUMING HYPOTHETICAL GROSS
END OF     AT 5%           RATE OF RETURN OF              RATE OF RETURN OF         ANNUAL RATE OF RETURN OF
POLICY   INTEREST   -------------------------------- ---------------------------- --------------------------------
 YEAR    PER YEAR       0%         6%        12%        0%       6%       12%         0%         6%        12%
------  -----------     --         --        ---        --       --       ---         --         --        ---
   1    $   52,500  $1,095,054 $1,097,610 $1,100,165 $ 41,054 $ 43,610 $   46,165     -17.89%    -12.78%    -7.67%
   2       107,625   1,135,209  1,142,855  1,150,794   81,209   88,855     96,794     -13.10      -7.62     -2.15
   3       165,506   1,174,479  1,189,805  1,206,347  120,479  135,805    152,347     -10.56      -4.89      0.78
   4       226,282   1,212,836  1,238,494  1,267,290  158,836  184,494    213,290      -9.01      -3.20      2.59
   5       290,096   1,250,283  1,288,987  1,334,166  196,283  234,987    280,166      -7.96      -2.06      3.82
   6       357,100   1,286,791  1,341,321  1,407,544  232,791  287,321    353,544      -7.21      -1.23      4.71
   7       427,455   1,322,364  1,395,566  1,488,083  268,364  341,566    434,083      -6.64      -0.61      5.39
   8       448,828   1,312,660  1,404,787  1,526,846  258,660  350,787    472,846      -6.01       0.04      6.05
   9       471,270   1,302,662  1,413,961  1,569,141  248,662  359,961    515,141      -5.64       0.47      6.51
  10       494,833   1,292,321  1,423,032  1,615,278  238,321  369,032    561,278      -5.43       0.76      6.85
  15       631,546   1,233,424  1,464,254  1,916,381  179,424  410,254    862,381      -5.47       1.33      7.71
  20       806,031   1,155,710  1,488,861  2,377,999  101,710  434,861  1,323,999      -7.07       1.28      8.06
  25     1,028,722           0  1,478,889  3,086,179        0  424,889  2,032,179    -100.00       0.88      8.26
  30     1,312,940           0  1,399,370  4,167,135        0  345,370  3,113,135    -100.00      -0.05      8.38
  35     1,675,681           0  1,193,448  5,813,070        0  139,448  4,759,070    -100.00      -2.84      8.45
           INTERNAL RATE OF RETURN
              ON DEATH BENEFIT
         ASSUMING HYPOTHETICAL GROSS
END OF    ANNUAL RATE OF RETURN OF
POLICY  --------------------------------
 YEAR      0%         6%         12%
------     --         --         ---
   1     2,090.11%  2,095.22%  2,100.33%
   2       329.11     330.70     332.35
   3       146.38     147.64     148.99
   4        87.29      88.52      89.87
   5        59.52      60.79      62.22
   6        43.79      45.12      46.68
   7        33.82      35.23      36.93
   8        27.33      28.79      30.59
   9        22.78      24.27      26.17
  10        19.45      20.95      22.94
  15        10.87      12.41      14.86
  20         7.22       8.80      11.77
  25         5.11       6.73      10.30
  30         4.15       5.25       9.54
  35         3.50       3.90       9.13

  IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NELICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                  APPENDIX B

                       INVESTMENT EXPERIENCE INFORMATION

  The information contained in this Appendix gives hypothetical illustrations of the Variable Account's and the Policy's investment experience based on the historical investment experience of the Eligible Funds. It does not represent what may happen in the future.

  The Policies were not available until      , 1998. The Zenith Fund and the
Variable Account commenced operations on August 26, 1983. The Westpeak Stock Index and Back Bay Advisors Managed Series of the Zenith Fund commenced operations on May 1, 1987. The Westpeak Growth and Income Series and Goldman Sachs Midcap Value Series of the Zenith Fund commenced operations on April 30, 1993. The Loomis Sayles Small Cap Series of the Zenith Fund commenced operations on May 2, 1994. The remaining Zenith Fund Series commenced operations on October 31, 1994. The Equity-Income Portfolio and Overseas Portfolio of the VIP Fund commenced operations on October 9, 1986 and January 28, 1987, respectively. The High Income Portfolio of the VIP Fund and the Asset Manager Portfolio of the VIP Fund II commenced operations on September 19, 1985 and September 6, 1989, respectively.

  The illustrations are based on the actual investment experience of the relevant Eligible Funds for the periods shown (net of actual charges and expenses incurred by the Eligible Funds). The illustrations assume that premiums are paid at the beginning of each year and that no loans, transfers or other Policy Owner transactions were made during the periods shown.

VARIABLE ACCOUNT INVESTMENT EXPERIENCE

  The Policies are supported by the Variable Account which invests in the Eligible Funds. The investment experience of the Sub-Account or Sub-Accounts you choose will affect the values and benefits of your Policy.

  Many factors in addition to investment experience will affect the actual values and benefits of your Policy. For instance, these investment experience figures do not reflect the charges deducted from Premiums and Monthly Deductions from the cash value. (See "Charges and Expenses".)

NET RATES OF RETURN

  The annual net rate is the effective earnings rate at which the investment Sub-Accounts increased or decreased over a one-year period, based on the investment experience of the relevant Eligible Funds. The rate is calculated by taking the difference between the Sub-Accounts' ending values and beginning values of the period and dividing it by the beginning values of the period.

  The effective annual net rate of return since inception is the annualized effective interest rate at which the Sub-Accounts increased or decreased since the inception dates of the Sub-Accounts. For each Sub-Account, the rate is calculated by taking the difference between the Sub-Account's ending value and the value on the date of its inception and dividing it by the value on the date of inception. This result is the total net rate of return since inception ("Total Return"). The effective annual net rate of return is the rate which, if compounded annually, would equal the total net rate of return since inception.

            SUB-ACCOUNTS INVESTING IN NEW ENGLAND ZENITH FUND

                  -----------------------------------------------------
                  8/26/83-
SUB-ACCOUNT       12/31/83 12/31/84 12/31/85 12/31/86 12/31/87 12/31/88
-----------       -------- -------- -------- -------- -------- --------
Capital Growth*.   8.87%    -0.36%   68.10%   95.21%   52.71%   -8.81%
Bond Income.....   3.20     12.61    18.76    14.83     2.27     8.37
Money Market....   3.20     10.73     8.26     6.80     6.53     7.52
                   ANNUAL NET RATE OF RETURN
                  --------------------------------------------------------------------------------- 8/26/83-  8/26/83-
                          FOR ONE YEAR ENDING                                                       12/31/97  12/31/97
                  ---------------------------------------------------------------------------------   TOTAL   EFFECTIVE
SUB-ACCOUNT       12/31/89 12/31/90 12/31/91 12/31/92 12/31/93 12/31/94  12/31/95 12/31/96 12/31/97  RETURN    ANNUAL
-----------       -------- -------- -------- -------- -------- --------- -------- -------- -------- --------- ---------
Capital Growth*.   31.59%  -4.07%    53.98%   -6.05%   14.97%   -7.74%    39.59%   20.59%   23.48%  1,895.71%  23.20%
Bond Income.....   12.30    8.09     17.96     8.18    12.61    (3.36)    21.20     4.61    10.89     316.19   10.45
Money Market....    9.25    8.19      6.21     3.80     2.97     3.97      5.70     5.13     5.34     147.14    6.51
                                                      -----------------
                                                      5/1/87-
SUB-ACCOUNT                                           12/31/87 12/31/88
-----------                                           -------- --------
Stock Index.........................................  (12.20%)  16.34%
Managed.............................................   (0.66)    9.48
                                     ANNUAL NET RATE OF RETURN
                  ---------------------------------------------------------------------------------  5/1/87-   5/1/87-
                                            FOR ONE YEAR ENDING                                     12/31/97  12/31/97
                  ---------------------------------------------------------------------------------   TOTAL   EFFECTIVE
SUB-ACCOUNT       12/31/89 12/31/90 12/31/91 12/31/92 12/31/93 12/31/94  12/31/95 12/31/96 12/31/97  RETURN    ANNUAL
-----------       -------- -------- -------- -------- -------- --------- -------- -------- -------- --------- ---------
Stock Index......  30.15%  (4.14%)   30.43%    7.30%    9.72%    1.12%    36.92%   22.47%   32.50%    337.49%  14.84%
Managed..........  19.08    3.21     20.17     6.70    10.65    (1.11)    31.26    15.03    26.56     258.44   12.71
                                               ANNUAL NET RATE OF RETURN
                                     --------------------------------------------- 4/30/93-  4/30/93-
                                                      FOR ONE YEAR ENDING          12/31/97  12/31/97
                                     4/30/93- ------------------------------------   TOTAL   EFFECTIVE
SUB-ACCOUNT                          12/31/93 12/31/94  12/31/95 12/31/96 12/31/97  RETURN    ANNUAL
-----------                          -------- --------- -------- -------- -------- --------- ---------
Growth and Income...................  14.24%   (1.21%)   36.47%   18.10%   33.47%    142.77%  20.91%
Midcap Value***.....................  14.74     (.27)    30.35    17.61    17.32     105.81   16.71
                                                   ANNUAL NET RATE OF RETURN
                                              ------------------------------------  5/2/94-   5/2/94-
                                                           FOR ONE YEAR ENDING     12/31/97  12/31/97
                                               5/2/94-  --------------------------   TOTAL   EFFECTIVE
SUB-ACCOUNT                                   12/31/94  12/31/95 12/31/96 12/31/97  RETURN    ANNUAL
-----------                                   --------- -------- -------- -------- --------- ---------
Small Cap....................................  (3.23%)   28.84%   30.68%   24.85%    103.44%  21.38%
                                                   ANNUAL NET RATE OF RETURN
                                              ------------------------------------ 10/31/94- 10/31/94-
                                                           FOR ONE YEAR ENDING     12/31/97  12/31/97
                                              10/31/94- --------------------------   TOTAL   EFFECTIVE
SUB-ACCOUNT                                   12/31/94  12/31/95 12/31/96 12/31/97  RETURN    ANNUAL
-----------                                   --------- -------- -------- -------- --------- ---------
Equity Growth................................  (4.20%)   48.69%   13.17%   25.63%    102.54%  24.96%
Balanced.....................................   (.10)    24.79    16.91    16.18      69.33   18.09
Venture Value................................  (3.50)    39.28    25.84    33.50     125.80   29.32
International Magnum Equity**................   2.60      6.23     6.67    (1.30)     14.76    4.44
-------
*   Rates of return reflect the Capital Growth Series' former investment advisory fee of .50% of average daily net assets for the period through
    December 31, 1987 and its current advisory fee schedule thereafter.
**  The Morgan Stanley International Magnum Equity Series' sub-adviser was
    Draycott Partners until May 1, 1997, when Morgan Stanley Asset Management became the sub-adviser.
*** The Goldman Sachs Midcap Value Series' sub-adviser was Loomis Sayles until
    May 1, 1998, when Goldman Sachs Asset Management became the sub-adviser.
    Rates of return reflect the Series' former investment advisory fee of .70%
    of average daily net assets. Beginning May 1, 1998, the Series' investment advisory fee is .75%.

          SUB-ACCOUNTS INVESTING IN VARIABLE INSURANCE PRODUCTS FUND

                                             --------------------------
                                             10/9/86-
SUB-ACCOUNT                                  12/31/86 12/31/87 12/31/88
-----------                                  -------- -------- --------
Equity-Income..............................     .20%    -1.13%  21.93%
                                ANNUAL NET RATE OF RETURN
                  --------------------------------------------------------------------------------- 10/9/86-  10/9/86-
                                        FOR ONE YEAR ENDING                                         12/31/97  12/31/97
                  ---------------------------------------------------------------------------------   TOTAL   EFFECTIVE
SUB-ACCOUNT       12/31/89 12/31/90 12/31/91 12/31/92 12/31/93 12/31/94  12/31/95 12/31/96 12/31/97  RETURN    ANNUAL
-----------       -------- -------- -------- -------- -------- --------- -------- -------- -------- --------- ---------
Equity-Income..... 19.54%  -16.31%   31.44%   16.89%   18.29%     6.93%   35.90%   13.75%   28.11%    365.04%  14.67%
                                                      -----------------
                                                      1/28/87-
SUB-ACCOUNT                                           12/31/87 12/31/88
-----------                                           -------- --------
Overseas............................................    -5.38%   9.63%
                                     ANNUAL NET RATE OF RETURN
                  --------------------------------------------------------------------------------- 1/28/87-  1/28/87-
                                            FOR ONE YEAR ENDING                                     12/31/97  12/31/97
                  ---------------------------------------------------------------------------------   TOTAL   EFFECTIVE
SUB-ACCOUNT       12/31/89 12/31/90 12/31/91 12/31/92 12/31/93 12/31/94  12/31/95 12/31/96 12/31/97  RETURN    ANNUAL
-----------       -------- -------- -------- -------- -------- --------- -------- -------- -------- --------- ---------
Overseas.........  23.97%   -1.20%    8.00%  -10.72%   37.35%     1.21%   11.02%   12.43%   11.56%    137.09%   8.22%
                                    -----------------------------------
                                    9/19/85-
SUB-ACCOUNT                         12/31/85 12/31/86 12/31/87 12/31/88
-----------                         -------- -------- -------- --------
High Income.......................    6.38%   17.68%     1.22%  11.53%
                            ANNUAL NET RATE OF RETURN
                  --------------------------------------------------------------------------------- 9/19/85-  9/19/85-
                                   FOR ONE YEAR ENDING                                              12/31/97  12/31/97
                  ---------------------------------------------------------------------------------   TOTAL   EFFECTIVE
SUB-ACCOUNT       12/31/89 12/31/90 12/31/91 12/31/92 12/31/93 12/31/94  12/31/95 12/31/96 12/31/97  RETURN    ANNUAL
-----------       -------- -------- -------- -------- -------- --------- -------- -------- -------- --------- ---------
High Income......  -4.07%   -2.23%   35.08%   23.17%   20.40%    -1.45%   20.79%   13.75%   17.67%    322.94%  12.46%

         SUB-ACCOUNT INVESTING IN VARIABLE INSURANCE PRODUCTS FUND II

                                              ANNUAL NET RATE OF RETURN
                  ---------------------------------------------------------------------------------  9/6/89-   9/6/89-
                                                     FOR ONE YEAR ENDING                            12/31/97  12/31/97
                  9/6/89-  ------------------------------------------------------------------------   TOTAL   EFFECTIVE
SUB-ACCOUNT       12/31/89 12/31/90 12/31/91 12/31/92 12/31/93 12/31/94  12/31/95 12/31/96 12/31/97  RETURN    ANNUAL
-----------       -------- -------- -------- -------- -------- --------- -------- -------- -------- --------- ---------
Asset Manager.....  1.32%    6.19%   22.56%   11.71%   21.23%    -6.43%   17.68%   14.31%   20.65%    171.19%  12.74%

POLICY PERFORMANCE

  The material below assumes a Policy was issued with a $1,054,000 face amount ($2,900,000 face amount in the case of the Option 1 death benefit, guideline premium test example) with premiums paid on August 26 of the years in which they are paid (May 1 in the case of the Zenith Stock Index, Zenith Managed and Zenith Small Cap Sub-Accounts; October 31 in the case of the Zenith Balanced, Zenith International Magnum Equity, Zenith Venture Value and Zenith Equity Growth Sub-Accounts; October 9 in the case of the Equity-Income Sub-Account, January 28 in the case of the Overseas Sub-Account; April 30 in the case of the Zenith Growth and Income and Zenith Midcap Value Sub-Accounts; September 19 in the case of the High Income Sub-Account; September 6 in the case of the Asset Manager Sub-Account), to a male age 40 in the nonsmoker preferred risk category. Values and benefits are shown for Policies with an Option 1 and Option 2 death benefit, and for the cash value accumulation test and guideline premium test. The death benefits, cash values and internal rates of return assume in each instance that the entire Policy value was invested in the particular Sub-Account for the period shown. These illustrations of policy investment experience reflect all Policy charges. (See "Charges and Expenses".) (See Appendix A for the definition of the internal rate of return.)

                     MALE NONSMOKER PREFERRED RISK, AGE 40

                          $1,054,000 FACE AMOUNT
                            OPTION 1 DEATH BENEFIT

                       CASH VALUE ACCUMULATION TEST

ZENITH CAPITAL GROWTH SUB-ACCOUNT*

                          TOTAL    MINIMUM    VARIABLE                        INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH       CASH     NET CASH   OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT     VALUE      VALUE    NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- ---------- ---------- -------------- -------------
August 26, 1983......... $ 50,000 $1,054,000 $1,054,000 $   44,778 $   44,778        --            --
December 31, 1983.......   50,000  1,054,000  1,054,000     47,893     47,893     -11.64%          --
December 31, 1984.......  100,000  1,054,000  1,054,000     90,141     90,141     -11.72        786.55%
December 31, 1985.......  150,000  1,054,000  1,054,000    202,325    202,325      23.49        215.77
December 31, 1986.......  200,000  1,054,000  1,317,628    435,027    435,027      45.37        125.72
December 31, 1987.......  250,000  1,054,000  2,028,976    691,181    691,181      45.49        101.61
December 31, 1988.......  300,000  1,054,000  1,901,908    668,310    668,310      28.39         68.21
December 31, 1989.......  350,000  1,054,000  2,513,994    910,975    910,975      28.33         59.72
December 31, 1990.......  350,000  1,054,000  2,314,394    864,610    864,610      21.09         45.30
December 31, 1991.......  350,000  1,054,000  3,421,044  1,317,258  1,317,258      25.69         45.67
December 31, 1992.......  350,000  1,054,000  3,086,150  1,224,464  1,224,464      20.50         36.78
December 31, 1993.......  350,000  1,054,000  3,413,880  1,395,329  1,395,329      19.67         33.39
December 31, 1994.......  350,000  1,054,000  3,041,428  1,280,198  1,280,198      16.18         27.76
December 31, 1995.......  350,000  1,054,000  4,100,847  1,777,020  1,777,020      18.28         28.43
December 31, 1996.......  350,000  1,054,000  4,777,283  2,130,349  2,130,349      18.42         27.32
December 31, 1997.......  350,000  1,054,000  5,700,132  2,614,672  2,614,672      18.77         26.65

ZENITH BOND INCOME SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                      INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH      CASH      NET      OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT    VALUE   CASH VALUE NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- -------- ---------- -------------- -------------
August 26, 1983......... $ 50,000 $1,054,000 $1,054,000 $ 44,778  $ 44,778         --            --
December 31, 1983.......   50,000  1,054,000  1,054,000   45,280    45,280      -24.80%          --
December 31, 1984.......  100,000  1,054,000  1,054,000   96,850    96,850       -3.72        786.55%
December 31, 1985.......  150,000  1,054,000  1,054,000  159,420   159,420        4.57        215.77
December 31, 1986.......  200,000  1,054,000  1,054,000  225,497   225,497        6.56        107.68
December 31, 1987.......  250,000  1,054,000  1,054,000  272,105   272,105        3.62         66.26
December 31, 1988.......  300,000  1,054,000  1,054,000  336,745   336,745        4.06         45.19
December 31, 1989.......  350,000  1,054,000  1,160,419  420,492   420,492        5.46         35.61
December 31, 1990.......  350,000  1,054,000  1,203,947  449,770   449,770        5.78         29.05
December 31, 1991.......  350,000  1,054,000  1,363,182  524,887   524,887        7.65         26.39
December 31, 1992.......  350,000  1,054,000  1,415,920  561,782   561,782        7.56         22.99
December 31, 1993.......  350,000  1,054,000  1,534,036  626,995   626,995        8.08         21.08
December 31, 1994.......  350,000  1,054,000  1,428,275  601,189   601,189        6.59         17.61
December 31, 1995.......  350,000  1,054,000  1,675,579  726,079   726,079        7.98         17.58
December 31, 1996.......  350,000  1,054,000  1,693,258  755,080   755,080        7.60         15.97
December 31, 1997.......  350,000  1,054,000  1,814,263  832,209   832,209        7.82         15.20

ZENITH MONEY MARKET SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                      INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH      CASH      NET      OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT    VALUE   CASH VALUE NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- -------- ---------- -------------- -------------
August 26, 1983......... $ 50,000 $1,054,000 $1,054,000 $ 44,778  $ 44,778         --            --
December 31, 1983.......   50,000  1,054,000  1,054,000   45,386    45,386      -24.29%          --
December 31, 1984.......  100,000  1,054,000  1,054,000   93,940    93,940       -7.18        786.55%
December 31, 1985.......  150,000  1,054,000  1,054,000  144,652   144,652       -2.68        215.77
December 31, 1986.......  200,000  1,054,000  1,054,000  196,689   196,689       -0.90        107.68
December 31, 1987.......  250,000  1,054,000  1,054,000  251,448   251,448        0.25         66.26
December 31, 1988.......  300,000  1,054,000  1,054,000  312,688   312,688        1.45         45.19
December 31, 1989.......  350,000  1,054,000  1,059,313  383,855   383,855        2.75         32.86
December 31, 1990.......  350,000  1,054,000  1,099,292  410,673   410,673        3.68         26.85
December 31, 1991.......  350,000  1,054,000  1,120,728  431,531   431,531        3.94         22.45
December 31, 1992.......  350,000  1,054,000  1,116,907  443,145   443,145        3.74         18.94
December 31, 1993.......  350,000  1,054,000  1,106,471  452,239   452,239        3.52         16.25
December 31, 1994.......  350,000  1,054,000  1,111,254  467,749   467,749        3.51         14.35
December 31, 1995.......  350,000  1,054,000  1,134,254  491,506   491,506        3.67         13.04
December 31, 1996.......  350,000  1,054,000  1,151,535  513,508   513,508        3.75         11.92
December 31, 1997.......  350,000  1,054,000  1,172,025  537,613   537,613        3.83         11.02

ZENITH STOCK INDEX SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                      INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH      CASH      NET      OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT    VALUE   CASH VALUE NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- -------- ---------- -------------- -------------
May 1, 1987............. $ 50,000 $1,054,000 $1,054,000 $ 44,778  $ 44,778         --            --
December 31, 1987.......   50,000  1,054,000  1,054,000   37,995    37,995      -33.68%          --
December 31, 1988.......  100,000  1,054,000  1,054,000   89,361    89,361       -9.27        463.55%
December 31, 1989.......  150,000  1,054,000  1,054,000  169,006   169,006        7.31        168.48
December 31, 1990.......  200,000  1,054,000  1,054,000  200,966   200,966        0.22         91.74
December 31, 1991.......  250,000  1,054,000  1,054,000  307,644   307,644        7.85         58.80
December 31, 1992.......  300,000  1,054,000  1,056,259  374,034   374,034        6.98         41.13
December 31, 1993.......  350,000  1,054,000  1,243,164  453,936   453,936        7.07         34.80
December 31, 1994.......  350,000  1,054,000  1,205,715  453,861   453,861        5.59         27.21
December 31, 1995.......  350,000  1,054,000  1,597,712  619,840   619,840       10.24         28.00
December 31, 1996.......  350,000  1,054,000  1,864,591  745,335   745,335       11.60         26.45
December 31, 1997.......  350,000  1,054,000  2,380,040  979,993   979,993       13.87         26.59

ZENITH MANAGED SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                    INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH      CASH   NET CASH  OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT    VALUE    VALUE   NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- -------- -------- -------------- -------------
May 1, 1987............. $ 50,000 $1,054,000 $1,054,000 $ 44,778 $ 44,778        --            --
December 31, 1987.......   50,000  1,054,000  1,054,000   43,013   43,013     -20.16%          --
December 31, 1988.......  100,000  1,054,000  1,054,000   91,682   91,682      -7.22        463.55%
December 31, 1989.......  150,000  1,054,000  1,054,000  158,023  158,023       3.15        168.48
December 31, 1990.......  200,000  1,054,000  1,054,000  206,075  206,075       1.38         91.74
December 31, 1991.......  250,000  1,054,000  1,054,000  293,132  293,132       6.01         58.80
December 31, 1992.......  300,000  1,054,000  1,054,000  357,389  357,389       5.54         41.06
December 31, 1993.......  350,000  1,054,000  1,200,639  438,408  438,408       6.13         33.82
December 31, 1994.......  350,000  1,054,000  1,138,608  428,600  428,600       4.35         25.91
December 31, 1995.......  350,000  1,054,000  1,443,372  559,963  559,963       8.40         26.04
December 31, 1996.......  350,000  1,054,000  1,585,778  633,885  633,885       9.07         23.76
December 31, 1997.......  350,000  1,054,000  1,933,488  796,123  796,123      11.00         23.54

ZENITH GROWTH AND INCOME SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                    INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH      CASH   NET CASH  OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT    VALUE    VALUE   NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- -------- -------- -------------- -------------
April 30, 1993.......... $ 50,000 $1,054,000 $1,054,000 $ 44,778 $ 44,778        --            --
December 31, 1993.......   50,000  1,054,000  1,054,000   49,314   49,314      -2.04%          --
December 31, 1994.......  100,000  1,054,000  1,054,000   91,336   91,336      -7.51        461.80%
December 31, 1995.......  150,000  1,054,000  1,054,000  176,580  176,580      10.05        168.16
December 31, 1996.......  200,000  1,054,000  1,054,000  254,295  254,295      11.33         91.62
December 31, 1997.......  250,000  1,054,000  1,133,755  390,254  390,254      17.06         62.05

ZENITH MIDCAP VALUE SUB-ACCOUNT**

                          TOTAL    MINIMUM    VARIABLE                    INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH      CASH   NET CASH  OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT    VALUE    VALUE   NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- -------- -------- -------------- -------------
April 30, 1993.......... $ 50,000 $1,054,000 $1,054,000 $ 44,778 $ 44,778        --            --
December 31, 1993.......   50,000  1,054,000  1,054,000   49,536   49,536      -1.38%          --
December 31, 1994.......  100,000  1,054,000  1,054,000   92,180   92,180      -6.76        461.80%
December 31, 1995.......  150,000  1,054,000  1,054,000  171,888  171,888       8.35        168.16
December 31, 1996.......  200,000  1,054,000  1,054,000  245,951  245,951       9.72         91.62
December 31, 1997.......  250,000  1,054,000  1,054,000  336,903  336,903      11.34         58.74

ZENITH SMALL CAP SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                    INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH      CASH   NET CASH  OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT    VALUE    VALUE   NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- -------- -------- -------------- -------------
May 2, 1994............. $ 50,000 $1,054,000 $1,054,000 $ 44,778 $ 44,778        --            --
December 31, 1994.......   50,000  1,054,000  1,054,000   41,500   41,500     -24.41%          --
December 31, 1995.......  100,000  1,054,000  1,054,000  104,932  104,932       4.20        465.32%
December 31, 1996.......  150,000  1,054,000  1,054,000  185,031  185,031      13.09        168.81
December 31, 1997.......  200,000  1,054,000  1,054,000  282,743  282,743      16.55         91.85

ZENITH BALANCED SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                        INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH       CASH    NET  CASH   OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT     VALUE      VALUE    NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- ---------- ---------- -------------- -------------
October 31, 1994........ $ 50,000 $1,054,000 $1,054,000 $   44,778 $   44,778        --             --
December 31, 1994.......   50,000  1,054,000  1,054,000     44,272     44,272     -51.72%           --
December 31, 1995.......  100,000  1,054,000  1,054,000     99,674     99,674      -0.49       1,177.18%
December 31, 1996.......  150,000  1,054,000  1,054,000    159,765    159,765       5.47         253.93
December 31, 1997.......  200,000  1,054,000  1,054,000    227,978    227,978       7.93         119.01

ZENITH INTERNATIONAL MAGNUM EQUITY SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                        INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH       CASH     NET CASH   OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT     VALUE      VALUE    NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- ---------- ---------- -------------- -------------
October 31, 1994........ $ 50,000 $1,054,000 $1,054,000 $   44,778 $   44,778        --             --
December 31, 1994.......   50,000  1,054,000  1,054,000     45,344     45,344     -44.28%           --
December 31, 1995.......  100,000  1,054,000  1,054,000     93,476     93,476      -9.80       1,177.18%
December 31, 1996.......  150,000  1,054,000  1,054,000    142,219    142,219      -4.52         253.93
December 31, 1997.......  200,000  1,054,000  1,054,000    181,110    181,110      -5.91         119.01

ZENITH VENTURE VALUE SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                        INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH       CASH     NET CASH   OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT     VALUE      VALUE    NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- ---------- ---------- -------------- -------------
October 31, 1994........ $ 50,000 $1,054,000 $1,054,000 $   44,778 $   44,778        --             --
December 31, 1994.......   50,000  1,054,000  1,054,000     42,929     42,929     -59.84%           --
December 31, 1995.......  100,000  1,054,000  1,054,000    104,157    104,157       6.22       1,177.18%
December 31, 1996.......  150,000  1,054,000  1,054,000    174,848    174,848      13.51         253.93
December 31, 1997.......  200,000  1,054,000  1,054,000    275,721    275,721      19.77         119.01

ZENITH EQUITY GROWTH SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                        INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH       CASH     NET CASH   OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT     VALUE      VALUE    NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- ---------- ---------- -------------- -------------
October 31, 1994........ $ 50,000 $1,054,000 $1,054,000 $   44,778 $   44,778        --             --
December 31, 1994.......   50,000  1,054,000  1,054,000     41,903     41,903     -65.26%           --
December 31, 1995.......  100,000  1,054,000  1,054,000    104,376    104,376       6.55       1,177.18%
December 31, 1996.......  150,000  1,054,000  1,054,000    161,043    161,043       6.17         253.93
December 31, 1997.......  200,000  1,054,000  1,054,000    244,056    244,056      12.13         119.01

EQUITY-INCOME SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                        INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH       CASH     NET CASH   OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT     VALUE      VALUE    NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- ---------- ---------- -------------- -------------
October 9, 1986......... $ 50,000 $1,054,000 $1,054,000 $   44,778 $   44,778        --             --
December 31, 1986.......   50,000  1,054,000  1,054,000     44,463     44,463     -40.32%           --
December 31, 1987.......  100,000  1,054,000  1,054,000     78,734     78,734     -29.50       1,017.57%
December 31, 1988.......  150,000  1,054,000  1,054,000    137,473    137,473      -6.99         239.99
December 31, 1989.......  200,000  1,054,000  1,054,000    203,562    203,562       1.02         115.01
December 31, 1990.......  250,000  1,054,000  1,054,000    214,954    214,954      -6.76          69.51
December 31, 1991.......  300,000  1,054,000  1,054,000    326,357    326,357       3.08          46.94
December 31, 1992.......  350,000  1,054,000  1,184,342    426,982    426,982       6.12          37.39
December 31, 1993.......  350,000  1,054,000  1,344,307    499,678    499,678       8.45          32.57
December 31, 1994.......  350,000  1,054,000  1,379,722    528,604    528,604       7.96          27.22
December 31, 1995.......  350,000  1,054,000  1,800,224    710,727    710,727      11.62          27.67
December 31, 1996.......  350,000  1,054,000  1,968,492    800,624    800,624      11.75          25.26
December 31, 1997.......  350,000  1,054,000  2,434,931  1,019,945  1,019,945      13.45          25.09

OVERSEAS SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                    INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH      CASH   NET CASH  OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT    VALUE    VALUE   NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- -------- -------- -------------- -------------
January 28, 1987........ $ 50,000 $1,054,000 $1,054,000 $ 44,778 $ 44,778        --            --
December 31, 1987.......   50,000  1,054,000  1,054,000   40,135   40,135     -21.18%          --
December 31, 1988.......  100,000  1,054,000  1,054,000   91,763   91,763      -5.89        338.48%
December 31, 1989.......  150,000  1,054,000  1,054,000  164,134  164,134       4.75        142.48
December 31, 1990.......  200,000  1,054,000  1,054,000  203,149  203,149       0.65         81.84
December 31, 1991.......  250,000  1,054,000  1,054,000  263,833  263,833       1.85         53.89
December 31, 1992.......  300,000  1,054,000  1,054,000  271,968  271,968      -2.86         38.23
December 31, 1993.......  350,000  1,054,000  1,161,488  428,478  428,478       5.16         30.96
December 31, 1994.......  350,000  1,054,000  1,128,239  429,032  429,032       4.15         24.44
December 31, 1995.......  350,000  1,054,000  1,202,367  471,186  471,186       5.06         21.61
December 31, 1996.......  350,000  1,054,000  1,298,212  524,142  524,142       5.91         19.73
December 31, 1997.......  350,000  1,054,000  1,397,586  581,186  581,186       6.50         18.26

HIGH INCOME SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                    INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH      CASH   NET CASH  OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT    VALUE    VALUE   NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- -------- -------- -------------- -------------
September 19, 1985...... $ 50,000 $1,054,000 $1,054,000 $ 44,778 $ 44,778        --            --
December 31, 1985.......   50,000  1,054,000  1,054,000   46,970   46,970     -19.87%          --
December 31, 1986.......  100,000  1,054,000  1,054,000   99,624   99,624      -0.48        900.55%
December 31, 1987.......  150,000  1,054,000  1,054,000  142,133  142,133      -4.16        228.43
December 31, 1988.......  200,000  1,054,000  1,054,000  200,698  200,698       0.20        111.57
December 31, 1989.......  250,000  1,054,000  1,054,000  231,477  231,477      -3.37         68.00
December 31, 1990.......  300,000  1,054,000  1,054,000  267,146  267,146      -4.17         46.13
December 31, 1991.......  350,000  1,054,000  1,117,595  403,944  403,944       4.35         35.07
December 31, 1992.......  350,000  1,054,000  1,320,836  492,193  492,193       7.99         31.75
December 31, 1993.......  350,000  1,054,000  1,526,457  586,286  586,286       9.89         29.03
December 31, 1994.......  350,000  1,054,000  1,444,273  571,612  571,612       7.92         23.57
December 31, 1995.......  350,000  1,054,000  1,677,710  684,034  684,034       9.40         22.63
December 31, 1996.......  350,000  1,054,000  1,842,678  773,738  773,738       9.82         21.14
December 31, 1997.......  350,000  1,054,000  2,094,154  905,285  905,285      10.54         20.37

ASSET MANAGER SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                    INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH      CASH   NET CASH  OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT    VALUE    VALUE   NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- -------- -------- -------------- -------------
September 6, 1989....... $ 50,000 $1,054,000 $1,054,000 $ 44,778 $ 44,778        --            --
December 31, 1989.......   50,000  1,054,000  1,054,000   44,725   44,725     -29.59%          --
December 31, 1990.......  100,000  1,054,000  1,054,000   92,438   92,438      -9.30        835.70%
December 31, 1991.......  150,000  1,054,000  1,054,000  156,791  156,791       3.39        221.42
December 31, 1992.......  200,000  1,054,000  1,054,000  218,058  218,058       4.79        109.43
December 31, 1993.......  250,000  1,054,000  1,054,000  307,968  307,968       9.06         67.04
December 31, 1994.......  300,000  1,054,000  1,054,000  327,179  327,179       3.08         45.62
December 31, 1995.......  350,000  1,054,000  1,183,071  427,610  427,610       6.01         36.48
December 31, 1996.......  350,000  1,054,000  1,297,728  483,582  483,582       7.51         31.07
December 31, 1997.......  350,000  1,054,000  1,502,896  577,237  577,237       9.52         28.52

                          $1,054,000 FACE AMOUNT
                             OPTION 2 DEATH BENEFIT

                       CASH VALUE ACCUMULATION TEST

ZENITH CAPITAL GROWTH SUB-ACCOUNT*

                          TOTAL    MINIMUM    VARIABLE                        INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH       CASH     NET CASH   OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT     VALUE      VALUE    NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- ---------- ---------- -------------- -------------
August 26, 1983......... $ 50,000 $1,054,000 $1,098,770 $   44,770 $   44,770        --            --
December 31, 1983.......   50,000  1,054,000  1,101,847     47,847     47,847     -11.88%          --
December 31, 1984.......  100,000  1,054,000  1,143,947     89,947     89,947     -11.96        846.61%
December 31, 1985.......  150,000  1,054,000  1,255,588    201,588    201,588      23.19        244.67
December 31, 1986.......  200,000  1,054,000  1,486,851    432,851    432,851      45.05        135.93
December 31, 1987.......  250,000  1,054,000  2,019,199    687,851    687,851      45.26        101.33
December 31, 1988.......  300,000  1,054,000  1,893,368    665,309    665,309      28.22         68.03
December 31, 1989.......  350,000  1,054,000  2,503,211    907,068    907,068      28.21         59.58
December 31, 1990.......  350,000  1,054,000  2,304,467    860,902    860,902      20.99         45.19
December 31, 1991.......  350,000  1,054,000  3,406,369  1,311,607  1,311,607      25.61         45.58
December 31, 1992.......  350,000  1,054,000  3,072,911  1,219,212  1,219,212      20.43         36.70
December 31, 1993.......  350,000  1,054,000  3,399,235  1,389,344  1,389,344      19.60         33.32
December 31, 1994.......  350,000  1,054,000  3,028,380  1,274,705  1,274,705      16.13         27.70
December 31, 1995.......  350,000  1,054,000  4,083,254  1,769,396  1,769,396      18.23         28.38
December 31, 1996.......  350,000  1,054,000  4,756,787  2,121,209  2,121,209      18.37         27.28
December 31, 1997.......  350,000  1,054,000  5,675,676  2,603,454  2,603,454      18.73         26.61

ZENITH BOND INCOME SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                        INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH       CASH     NET CASH   OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT     VALUE      VALUE    NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- ---------- ---------- -------------- -------------
August 26, 1983......... $ 50,000 $1,054,000 $1,098,770 $   44,770 $   44,770        --            --
December 31, 1983.......   50,000  1,054,000  1,099,237     45,237     45,237     -25.00%          --
December 31, 1984.......  100,000  1,054,000  1,150,642     96,642     96,642      -3.97        851.03%
December 31, 1985.......  150,000  1,054,000  1,212,855    158,855    158,855       4.30        238.79
December 31, 1986.......  200,000  1,054,000  1,278,327    224,327    224,327       6.28        123.21
December 31, 1987.......  250,000  1,054,000  1,324,219    270,219    270,219       3.32         78.11
December 31, 1988.......  300,000  1,054,000  1,387,988    333,988    333,988       3.77         55.72
December 31, 1989.......  350,000  1,054,000  1,470,805    416,805    416,805       5.20         42.84
December 31, 1990.......  350,000  1,054,000  1,499,199    445,199    445,199       5.55         34.41
December 31, 1991.......  350,000  1,054,000  1,572,973    518,973    518,973       7.44         29.30
December 31, 1992.......  350,000  1,054,000  1,608,993    554,993    554,993       7.36         25.20
December 31, 1993.......  350,000  1,054,000  1,673,078    619,078    619,078       7.90         22.38
December 31, 1994.......  350,000  1,054,000  1,647,160    593,160    593,160       6.42         19.49
December 31, 1995.......  350,000  1,054,000  1,769,967    715,967    715,967       7.83         18.23
December 31, 1996.......  350,000  1,054,000  1,798,179    744,179    744,179       7.45         16.61
December 31, 1997.......  350,000  1,054,000  1,873,851    819,851    819,851       7.69         15.51

ZENITH MONEY MARKET SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                     INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH      CASH   NET CASH   OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT    VALUE     VALUE   NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- -------- --------- -------------- -------------
August 26, 1983......... $ 50,000 $1,054,000 $1,098,770 $ 44,770 $ 44,770         --            --
December 31, 1983.......   50,000  1,054,000  1,099,343   45,343   45,343      -24.50%          --
December 31, 1984.......  100,000  1,054,000  1,147,737   93,737   93,737       -7.43        849.11%
December 31, 1985.......  150,000  1,054,000  1,198,146  144,146  144,146       -2.93        236.73
December 31, 1986.......  200,000  1,054,000  1,249,702  195,702  195,702       -1.17        121.34
December 31, 1987.......  250,000  1,054,000  1,303,765  249,765  249,765       -0.04         77.28
December 31, 1988.......  300,000  1,054,000  1,364,218  310,218  310,218        1.18         55.05
December 31, 1989.......  350,000  1,054,000  1,434,553  380,553  380,553        2.49         42.07
December 31, 1990.......  350,000  1,054,000  1,460,434  406,434  406,434        3.44         33.77
December 31, 1991.......  350,000  1,054,000  1,480,365  426,365  426,365        3.71         28.06
December 31, 1992.......  350,000  1,054,000  1,491,084  437,084  437,084        3.52         23.88
December 31, 1993.......  350,000  1,054,000  1,499,238  445,238  445,238        3.30         20.74
December 31, 1994.......  350,000  1,054,000  1,513,601  459,601  459,601        3.29         18.37
December 31, 1995.......  350,000  1,054,000  1,535,945  481,945  481,945        3.46         16.56
December 31, 1996.......  350,000  1,054,000  1,556,386  502,386  502,386        3.53         15.08
December 31, 1997.......  350,000  1,054,000  1,578,689  524,689  524,689        3.61         13.86

ZENITH STOCK INDEX SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                     INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH      CASH   NET CASH   OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT    VALUE     VALUE   NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- -------- --------- -------------- -------------
May 1, 1987............. $ 50,000 $1,054,000 $1,098,770 $ 44,770 $ 44,770         --            --
December 31, 1987.......   50,000  1,054,000  1,091,937   37,937   37,937      -33.83%          --
December 31, 1988.......  100,000  1,054,000  1,143,122   89,122   89,122       -9.48        494.44%
December 31, 1989.......  150,000  1,054,000  1,222,315  168,315  168,315        7.05        186.73
December 31, 1990.......  200,000  1,054,000  1,253,814  199,814  199,814       -0.04        103.46
December 31, 1991.......  250,000  1,054,000  1,359,318  305,318  305,318        7.56         70.53
December 31, 1992.......  300,000  1,054,000  1,424,819  370,819  370,819        6.71         51.58
December 31, 1993.......  350,000  1,054,000  1,503,874  449,874  449,874        6.83         40.20
December 31, 1994.......  350,000  1,054,000  1,503,254  449,254  449,254        5.37         32.27
December 31, 1995.......  350,000  1,054,000  1,667,076  613,076  613,076       10.04         28.83
December 31, 1996.......  350,000  1,054,000  1,844,004  737,106  737,106       11.43         26.27
December 31, 1997.......  350,000  1,054,000  2,353,760  969,172  969,172       13.72         26.43

ZENITH MANAGED SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                     INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH      CASH   NET  CASH  OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT    VALUE     VALUE   NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- -------- --------- -------------- -------------
May 1, 1987............. $ 50,000 $1,054,000 $1,098,770 $ 44,770 $ 44,770         --            --
December 31, 1987.......   50,000  1,054,000  1,096,947   42,947   42,947      -20.34%          --
December 31, 1988.......  100,000  1,054,000  1,145,433   91,433   91,433       -7.44        495.23%
December 31, 1989.......  150,000  1,054,000  1,211,375  157,375  157,375        2.90        185.60
December 31, 1990.......  200,000  1,054,000  1,258,900  204,900  204,900        1.12        103.74
December 31, 1991.......  250,000  1,054,000  1,344,937  290,937  290,937        5.72         70.03
December 31, 1992.......  300,000  1,054,000  1,408,362  354,362  354,362        5.27         51.17
December 31, 1993.......  350,000  1,054,000  1,488,502  434,502  434,502        5.88         39.90
December 31, 1994.......  350,000  1,054,000  1,478,168  424,168  424,168        4.13         31.88
December 31, 1995.......  350,000  1,054,000  1,607,562  553,562  553,562        8.19         28.12
December 31, 1996.......  350,000  1,054,000  1,680,281  626,281  626,281        8.88         24.72
December 31, 1997.......  350,000  1,054,000  1,910,060  786,476  786,476       10.83         23.37

ZENITH GROWTH AND INCOME SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                     INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH      CASH   NET CASH   OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT    VALUE     VALUE   NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- -------- --------- -------------- -------------
April 30, 1993.......... $ 50,000 $1,054,000 $1,098,770 $ 44,770  $44,770         --             --
December 31, 1993.......   50,000  1,054,000  1,103,229   49,229   49,229       -2.29%           --
December 31, 1994.......  100,000  1,054,000  1,145,066   91,066   91,066       -7.74         493.20%
December 31, 1995.......  150,000  1,054,000  1,229,807  175,807  175,807        9.77         187.14
December 31, 1996.......  200,000  1,054,000  1,306,729  252,729  252,729       11.03         106.19
December 31, 1997.......  250,000  1,054,000  1,441,180  387,180  387,180       16.75          73.22

ZENITH MIDCAP VALUE SUB-ACCOUNT**

                          TOTAL    MINIMUM    VARIABLE                     INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH      CASH   NET CASH   OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT    VALUE     VALUE   NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- -------- --------- -------------- -------------
April 30, 1993.......... $ 50,000 $1,054,000 $1,098,770 $ 44,770  $44,770         --             --
December 31, 1993.......   50,000  1,054,000  1,103,451   49,451   49,451       -1.63%           --
December 31, 1994.......  100,000  1,054,000  1,145,907   91,907   91,907       -7.00         493.49%
December 31, 1995.......  150,000  1,054,000  1,225,137  171,137  171,137        8.08         186.66
December 31, 1996.......  200,000  1,054,000  1,298,436  244,436  244,436        9.43         105.75
December 31, 1997.......  250,000  1,054,000  1,388,208  334,208  334,208       11.03          71.45

ZENITH SMALL CAP SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                     INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH      CASH   NET CASH   OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT    VALUE     VALUE   NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- -------- --------- -------------- -------------
May 2, 1994............. $ 50,000 $1,054,000 $1,098,770 $ 44,770  $44,770         --             --
December 31, 1994.......   50,000  1,054,000  1,095,437   41,437   41,437      -24.59%           --
December 31, 1995.......  100,000  1,054,000  1,158,647  104,647  104,647        3.96         501.66%
December 31, 1996.......  150,000  1,054,000  1,238,246  184,246  184,246       12.81         188.75
December 31, 1997.......  200,000  1,054,000  1,335,054  281,054  281,054       16.25         107.97

ZENITH BALANCED SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                     INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH      CASH   NET CASH   OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT    VALUE     VALUE   NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- -------- --------- -------------- -------------
October 31, 1994........ $ 50,000 $1,054,000 $1,098,770 $ 44,770  $44,770         --             --
December 31, 1994.......   50,000  1,054,000  1,098,247   44,247   44,247      -51.88%           --
December 31, 1995.......  100,000  1,054,000  1,153,493   99,493   99,493       -0.76       1,286.61%
December 31, 1996.......  150,000  1,054,000  1,213,257  159,257  159,257        5.19         281.82
December 31, 1997.......  200,000  1,054,000  1,280,890  226,890  226,890        7.64         136.50

ZENITH INTERNATIONAL MAGNUM EQUITY SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                     INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH      CASH   NET  CASH  OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT    VALUE     VALUE   NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- -------- --------- -------------- -------------
October 31, 1994........ $ 50,000 $1,054,000 $1,098,770 $ 44,770  $44,770         --             --
December 31, 1994.......   50,000  1,054,000  1,099,319   45,319   45,319      -44.47%           --
December 31, 1995.......  100,000  1,054,000  1,147,314   93,314   93,314      -10.04       1,279.86%
December 31, 1996.......  150,000  1,054,000  1,195,790  141,790  141,790       -4.77         278.87
December 31, 1997.......  200,000  1,054,000  1,234,304  180,304  180,304       -6.17         133.10

ZENITH VENTURE VALUE SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                        INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH       CASH     NET CASH   OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT     VALUE      VALUE    NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- ---------- ---------- -------------- -------------
October 31, 1994........ $50,000  $1,054,000 $1,098,770 $   44,770 $   44,770        --             --
December 31, 1994.......  50,000   1,054,000  1,096,905     42,905     42,905     -59.98%           --
December 31, 1995....... 100,000   1,054,000  1,157,964    103,964    103,964       5.93       1,291.50%
December 31, 1996....... 150,000   1,054,000  1,228,275    174,275    174,275      13.22         284.35
December 31, 1997....... 200,000   1,054,000  1,328,338    274,338    274,338      19.46         139.87

ZENITH EQUITY GROWTH SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                        INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH       CASH     NET CASH   OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT     VALUE      VALUE    NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- ---------- ---------- -------------- -------------
October 31, 1994........ $50,000  $1,054,000 $1,098,770 $   44,770 $   44,770        --             --
December 31, 1994.......  50,000   1,054,000  1,095,879     41,879     41,879     -65.37%           --
December 31, 1995....... 100,000   1,054,000  1,158,176    104,176    104,176       6.25       1,291.73%
December 31, 1996....... 150,000   1,054,000  1,214,515    160,515    160,515       5.88         282.04
December 31, 1997....... 200,000   1,054,000  1,296,853    242,853    242,853      11.83         137.64

EQUITY-INCOME SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                        INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH       CASH     NET CASH   OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT     VALUE      VALUE    NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- ---------- ---------- -------------- -------------
October 9, 1986......... $50,000  $1,054,000 $1,098,770 $   44,770 $   44,770        --             --
December 31, 1986.......  50,000   1,054,000  1,098,437     44,437     44,437     -40.47%           --
December 31, 1987....... 100,000   1,054,000  1,132,591     78,591     78,591     -29.70       1,089.85%
December 31, 1988....... 150,000   1,054,000  1,191,049    137,049    137,049      -7.23         262.58
December 31, 1989....... 200,000   1,054,000  1,256,614    202,614    202,614       0.75         130.16
December 31, 1990....... 250,000   1,054,000  1,267,660    213,660    213,660      -7.03          79.53
December 31, 1991....... 300,000   1,054,000  1,377,925    323,925    323,925       2.81          57.57
December 31, 1992....... 350,000   1,054,000  1,477,517    423,517    423,517       5.87          44.34
December 31, 1993....... 350,000   1,054,000  1,549,148    495,148    495,148       8.23          36.14
December 31, 1994....... 350,000   1,054,000  1,577,413    523,413    523,413       7.77          30.00
December 31, 1995....... 350,000   1,054,000  1,781,952    703,513    703,513      11.44          27.49
December 31, 1996....... 350,000   1,054,000  1,948,510    792,497    792,497      11.60          25.10
December 31, 1997....... 350,000   1,054,000  2,410,213  1,009,592  1,009,592      13.31          24.95

OVERSEAS SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                        INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH       CASH     NET CASH   OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT     VALUE      VALUE    NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- ---------- ---------- -------------- -------------
January 28, 1987........ $50,000  $1,054,000 $1,098,770 $   44,770 $   44,770        --             --
December 31, 1987.......  50,000   1,054,000  1,094,042     40,042     40,042     -21.38%           --
December 31, 1988....... 100,000   1,054,000  1,145,445     91,445     91,445      -6.12         359.94%
December 31, 1989....... 150,000   1,054,000  1,217,331    163,331    163,331       4.49         157.10
December 31, 1990....... 200,000   1,054,000  1,255,791    201,791    201,791       0.37          92.30
December 31, 1991....... 250,000   1,054,000  1,315,613    261,613    261,613       1.56          63.21
December 31, 1992....... 300,000   1,054,000  1,323,539    269,539    269,539      -3.12          45.62
December 31, 1993....... 350,000   1,054,000  1,478,446    424,446    424,446       4.92          37.41
December 31, 1994....... 350,000   1,054,000  1,478,431    424,431    424,431       3.93          30.33
December 31, 1995....... 350,000   1,054,000  1,519,389    465,389    465,389       4.85          25.90
December 31, 1996....... 350,000   1,054,000  1,571,039    517,039    517,039       5.70          22.75
December 31, 1997....... 350,000   1,054,000  1,626,798    572,798    572,798       6.31          20.37

HIGH INCOME SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                    INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH      CASH   NET CASH  OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT    VALUE    VALUE   NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- -------- -------- -------------- -------------
September 19, 1985...... $ 50,000 $1,054,000 $1,098,770 $ 44,770 $ 44,770        --            --
December 31, 1985.......   50,000  1,054,000  1,100,934   46,934   46,934     -20.09%          --
December 31, 1986.......  100,000  1,054,000  1,153,424   99,424   99,424      -0.74        978.99%
December 31, 1987.......  150,000  1,054,000  1,195,659  141,659  141,659      -4.41        250.45
December 31, 1988.......  200,000  1,054,000  1,253,727  199,727  199,727      -0.08        126.04
December 31, 1989.......  250,000  1,054,000  1,283,975  229,975  229,975      -3.65         78.49
December 31, 1990.......  300,000  1,054,000  1,319,107  265,107  265,107      -4.45         54.86
December 31, 1991.......  350,000  1,054,000  1,454,591  400,591  400,591       4.10         43.22
December 31, 1992.......  350,000  1,054,000  1,541,609  487,609  487,609       7.77         35.59
December 31, 1993.......  350,000  1,054,000  1,634,486  580,486  580,486       9.70         30.44
December 31, 1994.......  350,000  1,054,000  1,619,660  565,660  565,660       7.75         25.57
December 31, 1995.......  350,000  1,054,000  1,730,656  676,656  676,656       9.24         23.10
December 31, 1996.......  350,000  1,054,000  1,822,643  765,325  765,325       9.68         21.00
December 31, 1997.......  350,000  1,054,000  2,071,381  895,440  895,440      10.42         20.24

ASSET MANAGER SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                    INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH      CASH   NET CASH  OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT    VALUE    VALUE   NET CASH VALUE DEATH BENEFIT
----                     --------  -------    --------   -----   -------- -------------- -------------
September 6, 1989....... $ 50,000 $1,054,000 $1,098,770 $ 44,770 $ 44,770        --            --
December 31, 1989.......   50,000  1,054,000  1,098,691   44,691   44,691     -29.76%          --
December 31, 1990.......  100,000  1,054,000  1,146,261   92,261   92,261      -9.52        902.09%
December 31, 1991.......  150,000  1,054,000  1,210,271  156,271  156,271       3.13        244.76
December 31, 1992.......  200,000  1,054,000  1,270,991  216,991  216,991       4.52        124.75
December 31, 1993.......  250,000  1,054,000  1,359,903  305,903  305,903       8.77         80.46
December 31, 1994.......  300,000  1,054,000  1,378,526  324,526  324,526       2.79         55.98
December 31, 1995.......  350,000  1,054,000  1,477,881  423,881  423,881       5.74         43.32
December 31, 1996.......  350,000  1,054,000  1,532,801  478,801  478,801       7.28         35.18
December 31, 1997.......  350,000  1,054,000  1,625,146  571,146  571,146       9.32         30.13

----------
* Rates of return and Policy values and benefits shown reflect the Capital Growth Series' investment advisory fee of .50% of average daily net assets for the period through December 31, 1987 and its current advisory fee schedule thereafter.
** Rates of return and Policy values and benefits shown reflect the Goldman Sachs Midcap Value Series' investment advisory fee of .70% of average daily net assets. Beginning May 1, 1998, the Series' investment advisory fee is .75%.

                     MALE NON-SMOKER PREFERRED RISK AGE 40

                          $2,900,000 FACE AMOUNT
                             OPTION 1 DEATH BENEFIT

                          GUIDELINE PREMIUM TEST

ZENITH CAPITAL GROWTH SUB-ACCOUNT*

                          TOTAL    MINIMUM    VARIABLE                        INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH                NET CASH   OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT   CASH VALUE   VALUE    NET CASH VALUE DEATH BENEFIT
----                     --------  -------    --------  ----------  --------  -------------- -------------
August 26, 1983......... $ 50,000 $2,900,000 $2,900,000 $   44,434 $   44,434        --             --
December 31, 1983.......   50,000  2,900,000  2,900,000     46,146     46,146     -20.59%           --
December 31, 1984.......  100,000  2,900,000  2,900,000     83,880     83,880     -19.27       1,859.74%
December 31, 1985.......  150,000  2,900,000  2,900,000    186,199    186,199      16.71         415.88
December 31, 1986.......  200,000  2,900,000  2,900,000    398,104    398,104      39.81         198.89
December 31, 1987.......  250,000  2,900,000  2,900,000    632,523    632,523      41.30         122.80
December 31, 1988.......  300,000  2,900,000  2,900,000    612,555    612,555      25.25          85.77
December 31, 1989.......  350,000  2,900,000  2,900,000    836,915    836,915      25.81          64.36
December 31, 1990.......  400,000  2,900,000  2,900,000    836,806    836,806      18.76          50.59
December 31, 1991.......  450,000  2,900,000  2,900,000  1,325,784  1,325,784      23.90          41.08
December 31, 1992.......  500,000  2,900,000  2,900,000  1,282,024  1,282,024      18.55          34.16
December 31, 1993.......  550,000  2,900,000  2,900,000  1,509,458  1,509,458      17.85          28.92
December 31, 1994.......  600,000  2,900,000  2,900,000  1,427,553  1,427,553      14.00          24.85
December 31, 1995.......  650,000  2,900,000  3,472,481  2,030,691  2,030,691      16.66          24.07
December 31, 1996.......  700,000  2,900,000  4,085,880  2,491,390  2,491,390      17.02          23.25
December 31, 1997.......  750,000  2,900,000  4,879,151  3,107,740  3,107,740      17.56          22.77

ZENITH BOND INCOME SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                        INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH                NET CASH   OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT   CASH VALUE   VALUE    NET CASH VALUE DEATH BENEFIT
----                     --------  -------    --------  ----------  --------  -------------- -------------
August 26, 1983......... $ 50,000 $2,900,000 $2,900,000 $   44,434 $   44,434        --             --
December 31, 1983.......   50,000  2,900,000  2,900,000     43,537     43,537     -32.82%           --
December 31, 1984.......  100,000  2,900,000  2,900,000     90,352     90,352     -11.47       1,859.74%
December 31, 1985.......  150,000  2,900,000  2,900,000    146,915    146,915      -1.54         415.88
December 31, 1986.......  200,000  2,900,000  2,900,000    206,124    206,124       1.64         198.89
December 31, 1987.......  250,000  2,900,000  2,900,000    247,103    247,103      -0.50         122.80
December 31, 1988.......  300,000  2,900,000  2,900,000    305,270    305,270       0.61          85.77
December 31, 1989.......  350,000  2,900,000  2,900,000    382,025    382,025       2.61          64.36
December 31, 1990.......  400,000  2,900,000  2,900,000    452,527    452,527       3.19          50.59
December 31, 1991.......  450,000  2,900,000  2,900,000    573,774    573,774       5.51          41.08
December 31, 1992.......  500,000  2,900,000  2,900,000    656,781    656,781       5.53          34.16
December 31, 1993.......  550,000  2,900,000  2,900,000    775,953    775,953       6.28          28.92
December 31, 1994.......  600,000  2,900,000  2,900,000    786,331    786,331       4.52          24.85
December 31, 1995.......  650,000  2,900,000  2,900,000    995,369    995,369       6.48          21.59
December 31, 1996.......  700,000  2,900,000  2,900,000  1,080,816  1,080,816       6.11          18.94
December 31, 1997.......  750,000  2,900,000  2,900,000  1,237,191  1,237,191       6.51          16.75

ZENITH MONEY MARKET SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                        INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH       CASH     NET CASH   OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT     VALUE      VALUE    NET CASH VALUE DEATH BENEFIT
----                     --------  -------   ---------- ---------- ---------- -------------- -------------
August 26, 1983......... $ 50,000 $2,900,000 $2,900,000 $   44,434 $   44,434        --             --
December 31, 1983.......   50,000  2,900,000  2,900,000     43,632     43,632     -32.40%           --
December 31, 1984.......  100,000  2,900,000  2,900,000     87,603     87,603     -14.77       1,859.74%
December 31, 1985.......  150,000  2,900,000  2,900,000    133,251    133,251      -8.59         415.88
December 31, 1986.......  200,000  2,900,000  2,900,000    179,616    179,616      -5.76         198.89
December 31, 1987.......  250,000  2,900,000  2,900,000    227,974    227,974      -3.92         122.80
December 31, 1988.......  300,000  2,900,000  2,900,000    282,977    282,977      -2.05          85.77
December 31, 1989.......  350,000  2,900,000  2,900,000    348,241    348,241      -0.15          64.36
December 31, 1990.......  400,000  2,900,000  2,900,000    415,087    415,087       0.96          50.59
December 31, 1991.......  450,000  2,900,000  2,900,000    478,510    478,510       1.41          41.08
December 31, 1992.......  500,000  2,900,000  2,900,000    533,501    533,501       1.33          34.16
December 31, 1993.......  550,000  2,900,000  2,900,000    586,724    586,724       1.20          28.92
December 31, 1994.......  600,000  2,900,000  2,900,000    649,443    649,443       1.34          24.85
December 31, 1995.......  650,000  2,900,000  2,900,000    725,127    725,127       1.71          21.59
December 31, 1996.......  700,000  2,900,000  2,900,000    800,191    800,191       1.93          18.94
December 31, 1997.......  750,000  2,900,000  2,900,000    880,405    880,405       2.15          16.75

ZENITH STOCK INDEX SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                        INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH       CASH     NET CASH   OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT     VALUE      VALUE    NET CASH VALUE DEATH BENEFIT
----                     --------  -------   ---------- ---------- ---------- -------------- -------------
May 1, 1987............. $ 50,000 $2,900,000 $2,900,000 $   44,434 $   44,434        --             --
December 31, 1987.......   50,000  2,900,000  2,900,000     35,600     35,600     -39.84%           --
December 31, 1988.......  100,000  2,900,000  2,900,000     82,139     82,139     -15.76         981.11%
December 31, 1989.......  150,000  2,900,000  2,900,000    154,280    154,280       1.69         315.22
December 31, 1990.......  200,000  2,900,000  2,900,000    182,221    182,221      -4.25         167.71
December 31, 1991.......  250,000  2,900,000  2,900,000    277,357    277,357       3.91         108.65
December 31, 1992.......  300,000  2,900,000  2,900,000    337,612    337,612       3.73          77.95
December 31, 1993.......  350,000  2,900,000  2,900,000    410,999    410,999       4.37          59.50
December 31, 1994.......  400,000  2,900,000  2,900,000    453,983    453,983       3.03          47.32
December 31, 1995.......  450,000  2,900,000  2,900,000    671,492    671,492       8.44          38.75
December 31, 1996.......  500,000  2,900,000  2,900,000    856,518    856,518      10.16          32.43
December 31, 1997.......  550,000  2,900,000  2,900,000  1,180,208  1,180,208      12.95          27.60

ZENITH MANAGED SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                        INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH       CASH     NET CASH   OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT     VALUE      VALUE    NET CASH VALUE DEATH BENEFIT
----                     --------  -------   ---------- ---------- ---------- -------------- -------------
May 1, 1987............. $ 50,000 $2,900,000 $2,900,000 $   44,434 $   44,434        --             --
December 31, 1987.......   50,000  2,900,000  2,900,000     40,344     40,344     -27.46%           --
December 31, 1988.......  100,000  2,900,000  2,900,000     84,386     84,386     -13.72         981.11%
December 31, 1989.......  150,000  2,900,000  2,900,000    144,341    144,341      -2.29         315.22
December 31, 1990.......  200,000  2,900,000  2,900,000    186,992    186,992      -3.08         167.71
December 31, 1991.......  250,000  2,900,000  2,900,000    264,466    264,466       2.11         108.65
December 31, 1992.......  300,000  2,900,000  2,900,000    322,870    322,870       2.32          77.95
December 31, 1993.......  350,000  2,900,000  2,900,000    397,206    397,206       3.44          59.50
December 31, 1994.......  400,000  2,900,000  2,900,000    431,010    431,010       1.79          47.32
December 31, 1995.......  450,000  2,900,000  2,900,000    613,062    613,062       6.54          38.75
December 31, 1996.......  500,000  2,900,000  2,900,000    741,449    741,449       7.48          32.43
December 31, 1997.......  550,000  2,900,000  2,900,000    982,902    982,902       9.92          27.60

ZENITH GROWTH AND INCOME SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                    INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH      CASH   NET CASH  OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT    VALUE    VALUE   NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- -------- -------- -------------- -------------
April 30, 1993.......... $ 50,000 $2,900,000 $2,900,000 $ 44,434 $ 44,434        --             --
December 31, 1993.......   50,000  2,900,000  2,900,000   46,028   46,028     -11.60%           --
December 31, 1994.......  100,000  2,900,000  2,900,000   83,837   83,837     -14.19         976.68%
December 31, 1995.......  150,000  2,900,000  2,900,000  161,175  161,175       4.36         314.55
December 31, 1996.......  200,000  2,900,000  2,900,000  230,701  230,701       6.67         167.48
December 31, 1997.......  250,000  2,900,000  2,900,000  353,034  353,034      13.15         108.54

ZENITH MIDCAP VALUE SUB-ACCOUNT**

                          TOTAL    MINIMUM    VARIABLE                    INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH      CASH   NET CASH  OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT    VALUE    VALUE   NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- -------- -------- -------------- -------------
April 30, 1993.......... $ 50,000 $2,900,000 $2,900,000 $ 44,434 $ 44,434        --             --
December 31, 1993.......   50,000  2,900,000  2,900,000   46,246   46,246     -10.98%           --
December 31, 1994.......  100,000  2,900,000  2,900,000   84,668   84,668     -13.44         976.68%
December 31, 1995.......  150,000  2,900,000  2,900,000  157,024  157,024       2.76         314.55
December 31, 1996.......  200,000  2,900,000  2,900,000  223,270  223,270       5.12         167.48
December 31, 1997.......  250,000  2,900,000  2,900,000  304,772  304,772       7.49         108.54

ZENITH SMALL CAP SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                    INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH      CASH   NET CASH  OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT    VALUE    VALUE   NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- -------- -------- -------------- -------------
May 1, 1994............. $ 50,000 $2,900,000 $2,900,000 $ 44,434 $ 44,434        --             --
December 31, 1994.......   50,000  2,900,000  2,900,000   38,815   38,815     -31.64%           --
December 31, 1995.......  100,000  2,900,000  2,900,000   96,567   96,567      -2.96         985.58%
December 31, 1996.......  150,000  2,900,000  2,900,000  168,954  168,954       7.30         315.90
December 31, 1997.......  200,000  2,900,000  2,900,000  257,201  257,201      11.91         167.93

ZENITH BALANCED SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                    INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH      CASH   NET CASH  OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT    VALUE    VALUE   NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- -------- -------- -------------- -------------
October 31, 1994........ $ 50,000 $2,900,000 $2,900,000 $ 44,434 $ 44,434        --             --
December 31, 1994.......   50,000  2,900,000  2,900,000   43,234   43,234     -58.11%           --
December 31, 1995.......  100,000  2,900,000  2,900,000   93,799   93,799      -9.31       3,057.30%
December 31, 1996.......  150,000  2,900,000  2,900,000  148,172  148,172      -1.05         499.94
December 31, 1997.......  200,000  2,900,000  2,900,000  209,514  209,514       2.80         221.34

ZENITH INTERNATIONAL MAGNUM EQUITY SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                    INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH      CASH   NET CASH  OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT    VALUE    VALUE   NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- -------- -------- -------------- -------------
October 31, 1994........ $ 50,000 $2,900,000 $2,900,000 $ 44,434 $ 44,434        --             --
December 31, 1994.......   50,000  2,900,000  2,900,000   44,295   44,295     -51.56%           --
December 31, 1995.......  100,000  2,900,000  2,900,000   87,967   87,967     -18.10       3,057.30%
December 31, 1996.......  150,000  2,900,000  2,900,000  131,930  131,930     -10.74         499.94
December 31, 1997.......  200,000  2,900,000  2,900,000  166,391  166,391     -10.89         221.34

ZENITH VENTURE VALUE SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                        INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH       CASH     NET CASH   OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT     VALUE      VALUE    NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- ---------- ---------- -------------- -------------
October 31, 1994........ $ 50,000 $2,900,000 $2,900,000 $   44,434 $   44,434        --             --
December 31, 1994.......   50,000  2,900,000  2,900,000     41,902     41,902     -65.26%           --
December 31, 1995.......  100,000  2,900,000  2,900,000     97,965     97,965      -3.05       3,057.30%
December 31, 1996.......  150,000  2,900,000  2,900,000    162,184    162,184       6.79         499.94
December 31, 1997.......  200,000  2,900,000  2,900,000    253,603    253,603      14.52         221.34

ZENITH EQUITY GROWTH SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                        INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH       CASH     NET CASH   OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT     VALUE      VALUE    NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- ---------- ---------- -------------- -------------
October 31, 1994........ $ 50,000 $2,900,000 $2,900,000 $   44,434 $   44,434        --             --
December 31, 1994.......   50,000  2,900,000  2,900,000     40,890     40,890     -69.99%           --
December 31, 1995.......  100,000  2,900,000  2,900,000     98,083     98,083      -2.87       3,057.30%
December 31, 1996.......  150,000  2,900,000  2,900,000    149,351    149,351      -0.37         499.94
December 31, 1997.......  200,000  2,900,000  2,900,000    224,332    224,332       6.95         221.34

EQUITY-INCOME SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                        INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH       CASH     NET CASH   OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT     VALUE      VALUE    NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- ---------- ---------- -------------- -------------
October 9, 1986......... $ 50,000 $2,900,000 $2,900,000 $   44,434 $   44,434        --             --
December 31, 1986.......   50,000  2,900,000  2,900,000     43,444     43,444     -46.10%           --
December 31, 1987.......  100,000  2,900,000  2,900,000     74,063     74,063     -36.03       2,552.32%
December 31, 1988.......  150,000  2,900,000  2,900,000    127,216    127,216     -13.02         468.95
December 31, 1989.......  200,000  2,900,000  2,900,000    186,445    186,445      -4.04         213.38
December 31, 1990.......  250,000  2,900,000  2,900,000    195,833    195,833     -10.92         128.99
December 31, 1991.......  300,000  2,900,000  2,900,000    295,975    295,975      -0.50          89.08
December 31, 1992.......  350,000  2,900,000  2,900,000    388,212    388,212       3.20          66.38
December 31, 1993.......  400,000  2,900,000  2,900,000    496,234    496,234       5.72          51.93
December 31, 1994.......  450,000  2,900,000  2,900,000    566,747    566,747       5.38          42.02
December 31, 1995.......  500,000  2,900,000  2,900,000    807,683    807,683       9.84          34.85
December 31, 1996.......  550,000  2,900,000  2,900,000    955,640    955,640      10.16          29.45
December 31, 1997.......  600,000  2,900,000  2,900,000  1,262,137  1,262,137      12.31          25.26

OVERSEAS SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                        INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH       CASH     NET CASH   OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT     VALUE      VALUE    NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- ---------- ---------- -------------- -------------
January 28, 1987........ $ 50,000 $2,900,000 $2,900,000 $   44,434 $   44,434        --             --
December 31, 1987.......   50,000  2,900,000  2,900,000     36,295     36,295     -29.32%           --
December 31, 1988.......  100,000  2,900,000  2,900,000     82,978     82,978     -12.42         675.33%
December 31, 1989.......  150,000  2,900,000  2,900,000    148,046    148,046      -0.68         261.68
December 31, 1990.......  200,000  2,900,000  2,900,000    182,363    182,363      -3.77         148.57
December 31, 1991.......  250,000  2,900,000  2,900,000    235,931    235,931      -1.98          99.34
December 31, 1992.......  300,000  2,900,000  2,900,000    244,318    244,318      -5.97          72.60
December 31, 1993.......  350,000  2,900,000  2,900,000    386,982    386,982       2.56          56.08
December 31, 1994.......  400,000  2,900,000  2,900,000    428,024    428,024       1.53          44.97
December 31, 1995.......  450,000  2,900,000  2,900,000    517,622    517,622       2.83          37.06
December 31, 1996.......  500,000  2,900,000  2,900,000    622,936    622,936       4.01          31.16
December 31, 1997.......  550,000  2,900,000  2,900,000    738,747    738,747       4.90          26.62

HIGH INCOME SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                        INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH       CASH     NET CASH   OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT     VALUE      VALUE    NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- ---------- ---------- -------------- -------------
September 19, 1985...... $ 50,000 $2,900,000 $2,900,000 $   44,434 $   44,434        --             --
December 31, 1985.......   50,000  2,900,000  2,900,000     45,524     45,524     -28.27%           --
December 31, 1986.......  100,000  2,900,000  2,900,000     93,442     93,442      -8.42       2,195.51%
December 31, 1987.......  150,000  2,900,000  2,900,000    131,563    131,563      -9.98         443.48
December 31, 1988.......  200,000  2,900,000  2,900,000    183,998    183,998      -4.65         206.58
December 31, 1989.......  250,000  2,900,000  2,900,000    210,569    210,569      -7.49         126.11
December 31, 1990.......  300,000  2,900,000  2,900,000    242,185    242,185      -7.72          87.55
December 31, 1991.......  350,000  2,900,000  2,900,000    366,840    366,840       1.43          65.45
December 31, 1992.......  400,000  2,900,000  2,900,000    489,002    489,002       5.26          51.31
December 31, 1993.......  450,000  2,900,000  2,900,000    626,858    626,858       7.60          41.59
December 31, 1994.......  500,000  2,900,000  2,900,000    653,037    653,037       5.48          34.53
December 31, 1995.......  550,000  2,900,000  2,900,000    825,606    825,606       7.47          29.21
December 31, 1996.......  600,000  2,900,000  2,900,000    978,597    978,597       8.15          25.07
December 31, 1997.......  650,000  2,900,000  2,900,000  1,189,982  1,189,982       9.17          21.77

ASSET MANAGER SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                        INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH       CASH     NET CASH   OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT     VALUE      VALUE    NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- ---------- ---------- -------------- -------------
September 6, 1989....... $ 50,000 $2,900,000 $2,900,000 $   44,434 $   44,434        --             --
December 31, 1989.......   50,000  2,900,000  2,900,000     43,332     43,332     -36.26%           --
December 31, 1990.......  100,000  2,900,000  2,900,000     86,547     86,547     -16.62       2,003.02%
December 31, 1991.......  150,000  2,900,000  2,900,000    144,853    144,853      -2.63         428.16
December 31, 1992.......  200,000  2,900,000  2,900,000    199,729    199,729      -0.07         202.35
December 31, 1993.......  250,000  2,900,000  2,900,000    280,075    280,075       4.92         124.30
December 31, 1994.......  300,000  2,900,000  2,900,000    296,799    296,799      -0.38          86.58
December 31, 1995.......  350,000  2,900,000  2,900,000    388,619    388,619       3.15          64.85
December 31, 1996.......  400,000  2,900,000  2,900,000    485,141    485,141       5.01          50.92
December 31, 1997.......  450,000  2,900,000  2,900,000    622,394    622,394       7.38          41.31

                             $1,054,000 FACE AMOUNT
                             OPTION 2 DEATH BENEFIT
                             GUIDELINE PREMIUM TEST

ZENITH CAPITAL GROWTH SUB-ACCOUNT*

                          TOTAL    MINIMUM    VARIABLE                        INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH       CASH     NET CASH   OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT     VALUE      VALUE    NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- ---------- ---------- -------------- -------------
August 26, 1983......... $ 50,000 $1,054,000 $1,098,770 $   44,770 $   44,770        --             --
December 31, 1983.......   50,000  1,054,000  1,101,847     47,847     47,847     -11.88%           --
December 31, 1984.......  100,000  1,054,000  1,143,947     89,947     89,947     -11.96         846.61%
December 31, 1985.......  150,000  1,054,000  1,255,588    201,588    201,588      23.19         244.67
December 31, 1986.......  200,000  1,054,000  1,486,851    432,851    432,851      45.05         135.93
December 31, 1987.......  250,000  1,054,000  1,742,667    688,667    688,667      45.32          93.01
December 31, 1988.......  300,000  1,054,000  1,720,403    666,403    666,403      28.28          64.18
December 31, 1989.......  350,000  1,054,000  1,963,291    909,291    909,291      28.28          51.83
December 31, 1990.......  350,000  1,054,000  1,917,833    863,833    863,833      21.07          40.54
December 31, 1991.......  350,000  1,054,000  2,595,710  1,317,620  1,317,620      25.70          39.74
December 31, 1992.......  350,000  1,054,000  2,342,186  1,226,275  1,226,275      20.53          31.80
December 31, 1993.......  350,000  1,054,000  2,588,331  1,399,098  1,399,098      19.71          29.05
December 31, 1994.......  350,000  1,054,000  2,339,268  1,285,268  1,285,268      16.24          24.18
December 31, 1995.......  350,000  1,054,000  3,054,918  1,786,501  1,786,501      18.34          24.79
December 31, 1996.......  350,000  1,054,000  3,517,899  2,145,061  2,145,061      18.50          23.90
December 31, 1997.......  350,000  1,054,000  4,140,654  2,637,359  2,637,359      18.86          23.38

ZENITH BOND INCOME SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                    INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH      CASH   NET CASH  OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT    VALUE    VALUE   NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- -------- -------- -------------- -------------
August 26, 1983......... $ 50,000 $1,054,000 $1,098,770 $ 44,770 $ 44,770        --            --
December 31, 1983.......   50,000  1,054,000  1,099,237   45,237   45,237     -25.00%          --
December 31, 1984.......  100,000  1,054,000  1,150,642   96,642   96,642      -3.97        851.03%
December 31, 1985.......  150,000  1,054,000  1,212,855  158,855  158,855       4.30        238.79
December 31, 1986.......  200,000  1,054,000  1,278,327  224,327  224,327       6.28        123.21
December 31, 1987.......  250,000  1,054,000  1,324,219  270,219  270,219       3.32         78.11
December 31, 1988.......  300,000  1,054,000  1,387,988  333,988  333,988       3.77         55.72
December 31, 1989.......  350,000  1,054,000  1,470,805  416,805  416,805       5.20         42.84
December 31, 1990.......  350,000  1,054,000  1,499,199  445,199  445,199       5.55         34.41
December 31, 1991.......  350,000  1,054,000  1,572,973  518,973  518,973       7.44         29.30
December 31, 1992.......  350,000  1,054,000  1,608,993  554,993  554,993       7.36         25.20
December 31, 1993.......  350,000  1,054,000  1,673,078  619,078  619,078       7.90         22.38
December 31, 1994.......  350,000  1,054,000  1,647,160  593,160  593,160       6.42         19.49
December 31, 1995.......  350,000  1,054,000  1,769,967  715,967  715,967       7.83         18.23
December 31, 1996.......  350,000  1,054,000  1,798,179  744,179  744,179       7.45         16.61
December 31, 1997.......  350,000  1,054,000  1,873,851  819,851  819,851       7.69         15.51

ZENITH MONEY MARKET SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                    INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH      CASH   NET CASH  OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT    VALUE    VALUE   NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- -------- -------- -------------- -------------
August 26, 1983......... $ 50,000 $1,054,000 $1,098,770 $ 44,770 $ 44,770        --            --
December 31, 1983.......   50,000  1,054,000  1,099,343   45,343   45,343     -24.50%          --
December 31, 1984.......  100,000  1,054,000  1,147,737   93,737   93,737      -7.43        849.11%
December 31, 1985.......  150,000  1,054,000  1,198,146  144,146  144,146      -2.93        236.73
December 31, 1986.......  200,000  1,054,000  1,249,702  195,702  195,702      -1.17        121.34
December 31, 1987.......  250,000  1,054,000  1,303,765  249,765  249,765      -0.04         77.28
December 31, 1988.......  300,000  1,054,000  1,364,218  310,218  310,218       1.18         55.05
December 31, 1989.......  350,000  1,054,000  1,434,553  380,553  380,553       2.49         42.07
December 31, 1990.......  350,000  1,054,000  1,460,434  406,434  406,434       3.44         33.77
December 31, 1991.......  350,000  1,054,000  1,480,365  426,365  426,365       3.71         28.06
December 31, 1992.......  350,000  1,054,000  1,491,084  437,084  437,084       3.52         23.88
December 31, 1993.......  350,000  1,054,000  1,499,238  445,238  445,238       3.30         20.74
December 31, 1994.......  350,000  1,054,000  1,513,601  459,601  459,601       3.29         18.37
December 31, 1995.......  350,000  1,054,000  1,535,945  481,945  481,945       3.46         16.56
December 31, 1996.......  350,000  1,054,000  1,556,386  502,386  502,386       3.53         15.08
December 31, 1997.......  350,000  1,054,000  1,578,689  524,689  524,689       3.61         13.86

ZENITH STOCK INDEX SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                    INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH      CASH   NET CASH  OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT    VALUE    VALUE   NET CASH VALUE DEATH BENEFIT
----                     -------- ---------- ---------- -------- -------- -------------- -------------
May 1, 1987............. $ 50,000 $1,054,000 $1,098,770 $ 44,770 $ 44,770        --            --
December 31, 1987.......   50,000  1,054,000  1,091,937   37,937   37,937     -33.83%          --
December 31, 1988.......  100,000  1,054,000  1,143,122   89,122   89,122      -9.48        494.44%
December 31, 1989.......  150,000  1,054,000  1,222,315  168,315  168,315       7.05        186.73
December 31, 1990.......  200,000  1,054,000  1,253,814  199,814  199,814      -0.04        103.46
December 31, 1991.......  250,000  1,054,000  1,359,318  305,318  305,318       7.56         70.53
December 31, 1992.......  300,000  1,054,000  1,424,819  370,819  370,819       6.71         51.58
December 31, 1993.......  350,000  1,054,000  1,503,874  449,874  449,874       6.83         40.20
December 31, 1994.......  350,000  1,054,000  1,503,254  449,254  449,254       5.37         32.27
December 31, 1995.......  350,000  1,054,000  1,667,076  613,076  613,076      10.04         28.83
December 31, 1996.......  350,000  1,054,000  1,791,119  737,119  737,119      11.43         25.78
December 31, 1997.......  350,000  1,054,000  2,023,653  969,653  969,653      13.72         24.21

ZENITH MANAGED SUB-ACCOUNT

                                                                          INTERNAL RATE
                          TOTAL    MINIMUM    VARIABLE                    OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH      CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT    VALUE    VALUE       VALUE     DEATH BENEFIT
----                     -------- ---------- ---------- -------- -------- ------------- -------------
May 1, 1987............. $ 50,000 $1,054,000 $1,098,770 $ 44,770 $ 44,770       --             --
December 31, 1987.......   50,000  1,054,000  1,096,947   42,947   42,947    -20.34%           --
December 31, 1988.......  100,000  1,054,000  1,145,433   91,433   91,433     -7.44         495.23%
December 31, 1989.......  150,000  1,054,000  1,211,375  157,375  157,375      2.90         185.60
December 31, 1990.......  200,000  1,054,000  1,258,900  204,900  204,900      1.12         103.74
December 31, 1991.......  250,000  1,054,000  1,344,937  290,937  290,937      5.72          70.03
December 31, 1992.......  300,000  1,054,000  1,408,362  354,362  354,362      5.27          51.17
December 31, 1993.......  350,000  1,054,000  1,488,502  434,502  434,502      5.88          39.90
December 31, 1994.......  350,000  1,054,000  1,478,168  424,168  424,168      4.13          31.88
December 31, 1995.......  350,000  1,054,000  1,607,562  553,562  553,562      8.19          28.12
December 31, 1996.......  350,000  1,054,000  1,680,281  626,281  626,281      8.88          24.72
December 31, 1997.......  350,000  1,054,000  1,840,527  786,527  786,527     10.83          22.83

ZENITH GROWTH AND INCOME SUB-ACCOUNT

                                                                          INTERNAL RATE
                          TOTAL    MINIMUM    VARIABLE                    OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH      CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT    VALUE    VALUE       VALUE     DEATH BENEFIT
----                     -------- ---------- ---------- -------- -------- ------------- -------------
April 30, 1993.......... $ 50,000 $1,054,000 $1,098,770 $ 44,770 $ 44,770       --             --
December 31, 1993.......   50,000  1,054,000  1,103,229   49,229   49,229     -2.29%           --
December 31, 1994.......  100,000  1,054,000  1,145,066   91,066   91,066     -7.74         493.20%
December 31, 1995.......  150,000  1,054,000  1,229,807  175,807  175,807      9.77         187.14
December 31, 1996.......  200,000  1,054,000  1,306,729  252,729  252,729     11.03         106.19
December 31, 1997.......  250,000  1,054,000  1,441,180  387,180  387,180     16.75          73.22

ZENITH MIDCAP VALUE SUB-ACCOUNT**

                                                                          INTERNAL RATE
                          TOTAL    MINIMUM    VARIABLE                    OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH      CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT    VALUE    VALUE       VALUE     DEATH BENEFIT
----                     -------- ---------- ---------- -------- -------- ------------- -------------
April 30, 1993.......... $ 50,000 $1,054,000 $1,098,770 $ 44,770 $ 44,770       --             --
December 31, 1993.......   50,000  1,054,000  1,103,451   49,451   49,451     -1.63%           --
December 31, 1994.......  100,000  1,054,000  1,145,907   91,907   91,907     -7.00         493.49%
December 31, 1995.......  150,000  1,054,000  1,225,137  171,137  171,137      8.08         186.66
December 31, 1996.......  200,000  1,054,000  1,298,436  244,436  244,436      9.43         105.75
December 31, 1997.......  250,000  1,054,000  1,388,208  334,208  334,208     11.03          71.45

ZENITH SMALL CAP SUB-ACCOUNT

                                                                          INTERNAL RATE
                          TOTAL    MINIMUM    VARIABLE                    OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH      CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT    VALUE    VALUE       VALUE     DEATH BENEFIT
----                     -------- ---------- ---------- -------- -------- ------------- -------------
May 2, 1994............. $ 50,000 $1,054,000 $1,098,770 $ 44,770 $ 44,770       --             --
December 31, 1994.......   50,000  1,054,000  1,095,437   41,437   41,437    -24.59%           --
December 31, 1995.......  100,000  1,054,000  1,158,647  104,647  104,647      3.96         501.66%
December 31, 1996.......  150,000  1,054,000  1,238,246  184,246  184,246     12.81         188.75
December 31, 1997.......  200,000  1,054,000  1,335,054  281,054  281,054     16.25         107.97

ZENITH BALANCED SUB-ACCOUNT

                                                                          INTERNAL RATE
                          TOTAL    MINIMUM    VARIABLE                    OF RETURN ON  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH      CASH   NET CASH   NET CASH    OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT    VALUE    VALUE       VALUE     DEATH BENEFIT
----                     -------- ---------- ---------- -------- -------- ------------- -------------
October 31, 1994........ $ 50,000 $1,054,000 $1,098,770 $ 44,770 $ 44,770       --             --
December 31, 1994.......   50,000  1,054,000  1,098,247   44,247   44,247    -51.88%           --
December 31, 1995.......  100,000  1,054,000  1,153,493   99,493   99,493     -0.76       1,286.61%
December 31, 1996.......  150,000  1,054,000  1,213,257  159,257  159,257      5.19         281.82
December 31, 1997.......  200,000  1,054,000  1,280,890  226,890  226,890      7.64         136.50

ZENITH INTERNATIONAL MAGNUM EQUITY SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                        INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH       CASH     NET CASH   OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT     VALUE      VALUE    NET CASH VALUE DEATH BENEFIT
----                     --------  -------    --------    -----     --------  -------------- -------------
October 31, 1994........ $ 50,000 $1,054,000 $1,098,770 $   44,770 $   44,770        --             --
December 31, 1994.......   50,000  1,054,000  1,099,319     45,319     45,319     -44.47%           --
December 31, 1995.......  100,000  1,054,000  1,147,314     93,314     93,314     -10.04       1,279.86%
December 31, 1996.......  150,000  1,054,000  1,195,790    141,790    141,790      -4.77         278.87
December 31, 1997.......  200,000  1,054,000  1,234,304    180,304    180,304      -6.17         133.10

ZENITH VENTURE VALUE SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                        INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH       CASH     NET CASH   OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT     VALUE      VALUE    NET CASH VALUE DEATH BENEFIT
----                     --------  -------    --------    -----     --------  -------------- -------------
October 31, 1994........ $ 50,000 $1,054,000 $1,098,770 $   44,770 $   44,770        --             --
December 31, 1994.......   50,000  1,054,000  1,096,905     42,905     42,905     -59.98%           --
December 31, 1995.......  100,000  1,054,000  1,157,964    103,964    103,964       5.93       1,291.50%
December 31, 1996.......  150,000  1,054,000  1,228,275    174,275    174,275      13.22         284.35
December 31, 1997.......  200,000  1,054,000  1,328,338    274,338    274,338      19.46         139.87

ZENITH EQUITY GROWTH SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                        INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH       CASH     NET CASH   OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT     VALUE      VALUE    NET CASH VALUE DEATH BENEFIT
----                     --------  -------    --------    -----     --------  -------------- -------------
October 31, 1994........ $ 50,000 $1,054,000 $1,098,770 $   44,770 $   44,770        --             --
December 31, 1994.......   50,000  1,054,000  1,095,879     41,879     41,879     -65.37%           --
December 31, 1995.......  100,000  1,054,000  1,158,176    104,176    104,176       6.25       1,291.73%
December 31, 1996.......  150,000  1,054,000  1,214,515    160,515    160,515       5.88         282.04
December 31, 1997.......  200,000  1,054,000  1,296,853    242,853    242,853      11.83         137.64

EQUITY-INCOME SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                        INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH       CASH     NET CASH   OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT     VALUE      VALUE    NET CASH VALUE DEATH BENEFIT
----                     --------  -------    --------    -----     --------  -------------- -------------
October 9, 1986......... $ 50,000 $1,054,000 $1,098,770 $   44,770 $   44,770        --             --
December 31, 1986.......   50,000  1,054,000  1,098,437     44,437     44,437     -40.47%           --
December 31, 1987.......  100,000  1,054,000  1,132,591     78,591     78,591     -29.70       1,089.85%
December 31, 1988.......  150,000  1,054,000  1,191,049    137,049    137,049      -7.23         262.58
December 31, 1989.......  200,000  1,054,000  1,256,614    202,614    202,614       0.75         130.16
December 31, 1990.......  250,000  1,054,000  1,267,660    213,660    213,660      -7.03          79.53
December 31, 1991.......  300,000  1,054,000  1,377,925    323,925    323,925       2.81          57.57
December 31, 1992.......  350,000  1,054,000  1,477,517    423,517    423,517       5.87          44.34
December 31, 1993.......  350,000  1,054,000  1,549,148    495,148    495,148       8.23          36.14
December 31, 1994.......  350,000  1,054,000  1,577,413    523,413    523,413       7.77          30.00
December 31, 1995.......  350,000  1,054,000  1,757,515    703,515    703,515      11.44          27.24
December 31, 1996.......  350,000  1,054,000  1,846,607    792,607    792,607      11.60          24.27
December 31, 1997.......  350,000  1,054,000  2,064,290  1,010,290  1,010,290      13.32          22.83

OVERSEAS SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                    INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH      CASH   NET CASH  OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT    VALUE    VALUE   NET CASH VALUE DEATH BENEFIT
----                     --------  -------    --------   -----   -------- -------------- -------------
January 28, 1987........ $ 50,000 $1,054,000 $1,098,770 $ 44,770 $ 44,770        --            --
December 31, 1987.......   50,000  1,054,000  1,094,042   40,042   40,042     -21.38%          --
December 31, 1988.......  100,000  1,054,000  1,145,445   91,445   91,445      -6.12        359.94%
December 31, 1989.......  150,000  1,054,000  1,217,331  163,331  163,331       4.49        157.10
December 31, 1990.......  200,000  1,054,000  1,255,791  201,791  201,791       0.37         92.30
December 31, 1991.......  250,000  1,054,000  1,315,613  261,613  261,613       1.56         63.21
December 31, 1992.......  300,000  1,054,000  1,323,539  269,539  269,539      -3.12         45.62
December 31, 1993.......  350,000  1,054,000  1,478,446  424,446  424,446       4.92         37.41
December 31, 1994.......  350,000  1,054,000  1,478,431  424,431  424,431       3.93         30.33
December 31, 1995.......  350,000  1,054,000  1,519,389  465,389  465,389       4.85         25.90
December 31, 1996.......  350,000  1,054,000  1,571,039  517,039  517,039       5.70         22.75
December 31, 1997.......  350,000  1,054,000  1,626,798  572,798  572,798       6.31         20.37

HIGH INCOME SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                    INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH      CASH   NET CASH  OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT    VALUE    VALUE   NET CASH VALUE DEATH BENEFIT
----                     --------  -------    --------   -----   -------- -------------- -------------
September 19, 1985...... $ 50,000 $1,054,000 $1,098,770 $ 44,770 $ 44,770        --            --
December 31, 1985.......   50,000  1,054,000  1,100,934   46,934   46,934     -20.09%          --
December 31, 1986.......  100,000  1,054,000  1,153,424   99,424   99,424      -0.74        978.99%
December 31, 1987.......  150,000  1,054,000  1,195,659  141,659  141,659      -4.41        250.45
December 31, 1988.......  200,000  1,054,000  1,253,727  199,727  199,727      -0.08        126.04
December 31, 1989.......  250,000  1,054,000  1,283,975  229,975  229,975      -3.65         78.49
December 31, 1990.......  300,000  1,054,000  1,319,107  265,107  265,107      -4.45         54.86
December 31, 1991.......  350,000  1,054,000  1,454,591  400,591  400,591       4.10         43.22
December 31, 1992.......  350,000  1,054,000  1,541,609  487,609  487,609       7.77         35.59
December 31, 1993.......  350,000  1,054,000  1,634,486  580,486  580,486       9.70         30.44
December 31, 1994.......  350,000  1,054,000  1,619,660  565,660  565,660       7.75         25.57
December 31, 1995.......  350,000  1,054,000  1,730,656  676,656  676,656       9.24         23.10
December 31, 1996.......  350,000  1,054,000  1,819,325  765,325  765,325       9.68         20.97
December 31, 1997.......  350,000  1,054,000  1,949,609  895,609  895,609      10.42         19.51

ASSET MANAGER SUB-ACCOUNT

                          TOTAL    MINIMUM    VARIABLE                    INTERNAL RATE  INTERNAL RATE
                         PREMIUMS   DEATH      DEATH      CASH   NET CASH  OF RETURN ON  OF RETURN ON
DATE                       PAID    BENEFIT    BENEFIT    VALUE    VALUE   NET CASH VALUE DEATH BENEFIT
----                     --------  -------    --------   -----   -------- -------------- -------------
September 6, 1989....... $ 50,000 $1,054,000 $1,098,770 $ 44,770 $ 44,770        --            --
December 31, 1989.......   50,000  1,054,000  1,098,691   44,691   44,691     -29.76%          --
December 31, 1990.......  100,000  1,054,000  1,146,261   92,261   92,261      -9.52        902.09%
December 31, 1991.......  150,000  1,054,000  1,210,271  156,271  156,271       3.13        244.76
December 31, 1992.......  200,000  1,054,000  1,270,991  216,991  216,991       4.52        124.75
December 31, 1993.......  250,000  1,054,000  1,359,903  305,903  305,903       8.77         80.46
December 31, 1994.......  300,000  1,054,000  1,378,526  324,526  324,526       2.79         55.98
December 31, 1995.......  350,000  1,054,000  1,477,881  423,881  423,881       5.74         43.32
December 31, 1996.......  350,000  1,054,000  1,532,801  478,801  478,801       7.28         35.18
December 31, 1997.......  350,000  1,054,000  1,625,146  571,146  571,146       9.32         30.13

--------
 * Rates of return and Policy values and benefits shown reflect the Capital Growth Series' investment advisory fee of .50% of average daily net assets for the period through December 31, 1987 and its current advisory fee schedule thereafter.
** Rates of return and Policy values and benefits shown reflect the Goldman
   Sachs Midcap Value Series' investment advisory fee of .70% of average daily net assets. Beginning May 1, 1998, the Series' investment advisory fee is .75%.

                                  APPENDIX C

                            LONG TERM MARKET TRENDS

  The information below is a comparison of the average annual returns of common stock, high grade corporate bonds and 30-day U.S. Treasury bills over 20-year and 30-year holding periods.* The average annual returns assume the reinvestment of dividends, capital gains and interest. This is an historical record and is not intended as a projection of future performance. Charges associated with a variable life policy are not reflected.

  The data indicates that, historically, the investment performance of common stocks over long periods of time has been positive and has generally been superior to that of long-term, high grade debt securities. Common stocks have, however, been subject to more dramatic market adjustments over short periods of time. These trends indicate the potential advantages of holding a variable life insurance policy for a long period of time.

  Over the 53 20-year time periods beginning in 1926 and ending in 1997 (i.e., 1926-1945, 1927-1946, and so on through 1978-1997):

  --The average annual return of common stocks was superior to that of high grade, long-term corporate bonds in 50 of the 53 periods.

  --The average annual return of common stocks surpassed that of U.S. Treasury bills in each of the 53 periods.

  --Common stock average annual returns exceeded the average annual rate of inflation in each of the 53 periods.

  Over the 43 30-year periods beginning in 1926 and ending in 1997, the average annual return of common stocks was superior to that of high grade, long-term corporate bonds, U.S. Treasury bills and inflation in all 43 periods.

  From 1926 through 1997 the average annual return for common stocks was 11.0%, compared to 5.7% for high grade, long-term corporate bonds, 3.8% for U.S. Treasury bills and 3.1% for the Consumer Price Index.
----------
* Source: Stocks, Bonds, Bills and Inflation 1998 Yearbook(TM), Ibbotson Associates, Chicago (annually updates work by Roger G. Ibbotson and Rex A. Sinquefield). Used with permission. All rights reserved.

                               ----------------

                 SUMMARY: HISTORIC S&P STOCK INDEX RESULTS FOR
                           SPECIFIC HOLDING PERIODS

  The following chart categorizes the historical results of the Standard & Poor's 500 Stock Index with dividends reinvested, over one-year, five-year and twenty-year periods beginning in 1926 and ending 1997.

  The chart shows that, historically, the longer that a portfolio matching the S&P 500 Stock Index was held, the less likely was the chance of a loss. Conversely, the shorter the holding period of such a portfolio, the more likely was the chance of a loss. The chart also shows that shorter term results tend to be more extreme than longer term results.

  The chart is not a projection or representation of future stock market results. It cannot be taken as representative of the performance of any one fund. Rather it shows the historic performance of a broad index of stocks.

                               ----------------

            PERCENT OF HOLDING PERIODS WITH THE FOLLOWING RETURNS:

                                                                        GREATER
                                                                         THAN
HOLDING          NEGATIVE 0-5.00% 5.01-10.00% 10.01-15.00% 15.01-20.00% 20.00%
PERIOD            RETURN  RETURN    RETURN       RETURN       RETURN    RETURN
-------          -------- ------- ----------- ------------ ------------ -------
 1 year.........   28%       4%       11%          7%          11%        39%
 5 years........   10%      15%       15%         31%          19%        10%
10 years........    3%      10%       34%         24%          27%         2%
20 years........    0%       6%       32%         55%           7%         0%

----------
Source: Stocks, Bonds, Bills and Inflation 1998 Yearbook(TM), Ibbotson Associates, Chicago (annually updates work by Roger G. Ibbotson and Rex A. Sinquefield). Used with permission. All rights reserved.

                             DOLLAR COST AVERAGING

  Dollar cost averaging allows a person to take advantage of the historical long-term stock market results, assuming that they continue, although it does not guarantee a profit or protect against a loss. If an investor follows a program of dollar cost averaging on a long-term basis, and the stock fund selected performs at least as well as the S&P 500 has historically, it is likely although not guaranteed that the price at which shares are surrendered, for whatever reason, will be higher than the average cost per share.

  An investor using dollar cost averaging invests the same amount of money in the same professionally managed fund at regular intervals over a long period of time. Dollar cost averaging keeps an investor from investing too much when the price of shares is high and too little when the price is low. When the price of shares is low, the money invested buys more shares. When it is high, the money invested buys fewer shares. If the investor has the ability and desire to maintain this program over a long period of time (for example, 20 years), and the stock fund chosen follows the historical upward market trends, the price at which the shares are sold should be higher than their average cost. This price could be lower, however, if the fund chosen does not follow these historical trends.

  Investors contemplating the use of dollar cost averaging should consider their ability to continue the on-going purchases so that they can take advantage of periods of low price levels.

                                APPENDIX D

                                TAX INFORMATION

  The Office of Tax Analysis of the U.S. Department of the Treasury published a "Report to the Congress on the Taxation of Life Insurance Company Products" in March 1990. Page 4 of this report is Table 1.1, a "Comparison of Tax Treatment of Life Insurance Products and Other Retirement Savings Plans". Because it is a convenient summary of the relevant tax characteristics of these products and plans, we have reprinted it here, and added footnotes to reflect exceptions to the general rules.

                             ---------------------

                                   TABLE 1.1

          COMPARISON OF TAX TREATMENT OF LIFE INSURANCE PRODUCTS AND
                        OTHER RETIREMENT SAVINGS PLANS

                                   CASH-VALUE
                                      LIFE    NON-QUALIFIED           QUALIFIED
                                   INSURANCE    ANNUITIES     IRA'S    PENSION
                                   ---------- ------------- --------- ---------
   Annual Contribution Limits          No          No          Yes       Yes
   Income Eligibility Limits           No          No          Yes**     No
   Borrowing Treated as Distribu-
    tions                              No*         Yes      Loans not   Yes,
                                                             allowed   beyond
                                                                       $50,000
   Income Ordering Rules (Income
    included in First                  No*         Yes         Yes       Yes
    Distribution)
   Early Withdrawal Penalties          No*         Yes***      Yes***    Yes***
   Minimum Distribution Rules by
    Age 70 1/2                         No          No          Yes       Yes
   Maximum Annual Distribution
    Rules                              No          No          Yes       Yes
   Anti-discrimination Rules           No          No          No        Yes

----------
Department of the Treasury March 1990
 Office of Tax Analysis

  *  If the Policy is not a modified endowment contract.
 ** If amounts paid in to fund the IRA are deductible; once over the income eligibility limits amounts paid into an IRA are permitted but not deductible.
*** There are several exceptions to the application of the early withdrawal penalties for annuities, IRAs and qualified pensions.

  The foregoing information is not intended as tax advice. You should consult with your own tax advisor for more complete information.

                                APPENDIX E

            CASH VALUE ACCUMULATION TEST AND GUIDELINE PREMIUM TEST

  In order to meet the Internal Revenue Code's definition of life insurance, the Policies provide that the death benefit will not be less than that required by the "cash value accumulation test" specified in Section 7702(a)(1) of the Internal Revenue Code, or the "guideline premium test" specified in
Section 7702(a)(2) of the Internal Revenue Code, as selected by you when the Policy is issued. Once the Policy is issued with either the cash value accumulation test or the guideline premium test, that test will be used for the life of the Policy. (See "Death Benefit".)

  With respect to the cash value accumulation test, representative net single premiums for selected ages of male and female, nonsmoker insureds are set forth below.

                                                       NET SINGLE PREMIUM
                                                 -------------------------------
   AGE                                           MALE NONSMOKER FEMALE NONSMOKER
   ---                                           -------------- ----------------
   30...........................................     0.2015          0.1719
   40...........................................     0.2801          0.2396
   50...........................................     0.3821          0.3272
   60...........................................     0.5046          0.4903
   70...........................................     0.6365          0.5742

  With respect to the guideline premium test, Table I shows the percentage of the Policy's cash value, including the pro rata portion of any Monthly Deduction made for a period beyond the date of death, that is used to determine the death benefit.

                                    TABLE I

                                                   AGE OF
      AGE OF                                     INSURED AT
INSURED AT START OF      PERCENTAGE OF            START OF             PERCENTAGE OF
  THE POLICY YEAR         CASH VALUE*          THE POLICY YEAR          CASH VALUE*
-------------------      -------------         ---------------         -------------
   0 through 40               250                     61                    128
        41                    243                     62                    126
        42                    236                     63                    124
        43                    229                     64                    122
        44                    222                     65                    120
        45                    215                     66                    119
        46                    209                     67                    118
        47                    203                     68                    117
        48                    197                     69                    116
        49                    191                     70                    115
        50                    185                     71                    113
        51                    178                     72                    111
        52                    171                     73                    109
        53                    164                     74                    107
        54                    157               75 through 90               105
        55                    150                     91                    104
        56                    146                     92                    103
        57                    142                     93                    102
        58                    138               94 through 99               101
        59                    134                    100+                   100
        60                    130

----------
* including the pro rata portion of any Monthly Deduction made for a period beyond the date of death.

   NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF NEW ENGLAND LIFE INSURANCE
                                    COMPANY

                        REPORT OF INDEPENDENT AUDITORS

To the Policy Owners and Board of Directors of New England Life Insurance
Company:

We have audited the accompanying statement of assets and liabilities of the New England Variable Life Separate Account (comprised of Capital Growth Sub-Account, Bond Income Sub-Account, Money Market Sub-Account, Stock Index Sub-Account, Managed Sub-Account, Avanti Growth Sub-Account, Growth and Income Sub-Account (formerly Value Growth Sub-Account), Small Cap Sub-Account, U.S. Government Sub-Account, Balanced Sub-Account, Equity Growth Sub-Account, International Equity Sub-Account, Venture Value Sub-Account, Bond Opportunities Sub-Account, Equity-Income Sub-Account, Overseas Sub-Account, High Income Sub-Account and Asset Manager Sub-Account) of New England Life Insurance Company (formerly New England Variable Life Insurance Company) as of December 31, 1997, and the related statements of operations and changes in net assets for the two years then ended for all Sub-Accounts. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statements of operations and changes in net assets of New England Variable Life Separate Account for the year ended December 31, 1995 were audited by other auditors whose report, dated February 6, 1996, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the respective aforementioned sub-accounts comprising the New England Variable Life Separate Account of New England Life Insurance Company as of December 31, 1997, and the results of their operations and the changes in their net assets for the two years then ended, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Boston, Massachusetts
February 10, 1998

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Policy Owners and Board of Directors of New England Variable Life Separate Account of New England Variable Life Insurance Company:

We have audited the statements of operations and changes in net assets of New England Variable Life Separate Account, comprised of Capital Growth Sub-Account, Bond Income Sub-Account, Money Market Sub-Account, Stock Index Sub-Account, Managed Sub-Account, Avanti Growth Sub-Account, Growth and Income Sub-Account (formerly Value Growth Sub-Account), Small Cap Sub-Account, Equity-Income Sub-Account, Overseas Sub-Account, High Income Sub-Account and Asset Manager Sub-Account for the year ended December 31, 1995, and also comprised of the Balanced Sub-Account, Equity Growth Sub-Account, International Equity Sub-Account, and Venture Value Sub-Account for the period May 1, 1995 (commencement of operations) through December 31, 1995, of New England Variable Life Insurance Company. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of operations and changes in net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of operations and changes in net assets. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements of operations and changes in net assets. We believe that our audit of the statements of operations and changes in net assets provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and changes in net assets of the respective aforementioned sub-accounts comprising New England Variable Life Separate Account of New England Variable Life Insurance Company for each of the aforementioned periods ending December 31, 1995, in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

Boston, Massachusetts
February 6, 1996

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                 NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
                       NEW ENGLAND LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES

                               DECEMBER 31, 1997

                                                                            NEW ENGLAND ZENITH FUND
                                              -------------------------------------------------------------------------------------
                                                                                                                          GROWTH
                                                CAPITAL       BOND        MONEY       STOCK                  AVANTI         AND
                                                 GROWTH      INCOME      MARKET       INDEX      MANAGED     GROWTH       INCOME
                                              SUB-ACCOUNT  SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT  SUB-ACCOUNT
                                              ------------ ----------- ----------- ----------- ----------- ------------ -----------
ASSETS
 Investments in New England Zenith Fund,
  Variable Insurance Products Fund, and
  Variable Insurance Products Fund II at
  value (Note 2)............................. $761,342,931 $46,779,684 $36,990,546 $66,002,486 $42,839,748 $35,698,565  $36,701,292
                      SHARES        COST
                     --------- --------------
 Capital Growth
  Series............ 1,905,310 $  669,976,568
 Back Bay Advisors
  Bond Income
  Series............   431,109     45,887,625
 Back Bay Advisors
  Money Market
  Series............   369,905     36,990,546
 Westpeak Stock
  Index Series......   423,745     46,113,427
 Back Bay Advisors
  Managed Series....   225,651     33,392,311
 Loomis Sayles
  Avanti Growth
  Series............   209,265     28,734,184
 Westpeak Growth
  and Income
  Series............   203,930     29,842,628
 Loomis Sayles
  Small Cap Series..   347,003     49,723,722
 Salomon Brothers
  U.S. Government
  Series............    15,715        176,828
 Loomis Sayles
  Balanced Series...   547,678      7,495,878
 Alger Equity
  Growth Series..... 2,783,337     43,651,128
 Morgan Stanley
  International
  Magnum Equity
  Series............   773,563      8,555,901
 Davis Venture
  Value Series...... 2,875,094     49,085,168
 Salomon Brothers
  Bond
  Opportunities
  Series............    52,710        635,304
 VIP Equity-Income
  Portfolio......... 5,116,958     91,540,584
 VIP Overseas
  Portfolio......... 4,049,703     66,617,006
 VIP High Income
  Portfolio.........   622,056      7,482,998
 VIP II Asset
  Manager
  Portfolio.........   350,236      5,336,650
                               --------------
    Total...........           $1,221,238,456
                               ==============
 Amount due and accrued (payable) from
  policy-related transactions net.....             101,231     159,544     897,289     107,549      48,961      (8,730)       9,824
 Dividends receivable.................             --          --          165,664     --           --           --           --
                                              ------------  ----------- ----------- ----------- ---------- -----------  -----------
    Total Assets......................         761,444,162  46,939,228  38,053,499  66,110,035  42,888,709  35,689,835   36,711,116
LIABILITIES
 Due New England Life Insurance Company         69,802,554   5,423,528   4,948,075   8,559,199   4,348,325   4,623,232    4,943,446
                                              ------------ ----------- ----------- ----------- ----------- -----------  -----------
NET ASSETS FOR VARIABLE LIFE INSURANCE
 POLICIES.............................        $691,641,608 $41,515,700 $33,105,424 $57,550,836 $38,540,384 $31,066,603  $31,767,670
                                              ============ =========== =========== =========== =========== ===========  ===========

                       See Notes to Financial Statements

                                                                                                   VARIABLE INSURANCE
                                                                                                     PRODUCTS FUND
----------------------------------------------------------------------------------------- ------------------------------------
   SMALL        U.S.                   EQUITY     INTERNATIONAL   VENTURE       BOND        EQUITY-                   HIGH
    CAP      GOVERNMENT   BALANCED     GROWTH        EQUITY        VALUE    OPPORTUNITIES    INCOME     OVERSEAS     INCOME
SUB-ACCOUNT  SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT SUB-ACCOUNT
-----------  ----------- ----------- -----------  ------------- ----------- ------------- ------------ ----------- -----------
$55,145,780   $174,912   $8,138,490  $49,042,395   $8,400,895   $59,801,951   $633,048    $124,239,747 $77,754,305 $8,447,518
    140,958     (1,259)       1,139      (20,153)     (30,340)      168,093       (525)        127,430      31,232     10,331
    --           --          --          --            --           --           --            --          --          --
-----------   --------   ----------  -----------   ----------   -----------   --------    ------------ ----------- ----------
 55,286,738    173,653    8,139,629   49,022,242    8,370,555    59,970,044    632,523     124,367,177  77,785,537  8,457,849
  7,776,303     12,470    1,264,381    7,085,182    1,237,518     8,553,311     44,786      17,035,856   9,960,217  1,277,576
-----------   --------   ----------  -----------   ----------   -----------   --------    ------------ ----------- ----------
$47,510,435   $161,183   $6,875,248  $41,937,060   $7,133,037   $51,416,733   $587,737    $107,331,321 $67,825,320 $7,180,273
===========   ========   ==========  ===========   ==========   ===========   ========    ============ =========== ==========
 VARIABLE
 INSURANCE
 PRODUCTS
  FUND II
------------ --------------
   ASSET
  MANAGER
SUB-ACCOUNT      TOTAL
------------ --------------
$6,307,747   $1,424,442,040
    (2,214)       1,740,360
    --              165,664
------------ --------------
 6,305,533    1,426,348,064
   856,655      157,752,614
------------ --------------
$5,448,878   $1,268,595,450
============ ==============

                       See Notes to Financial Statements

                 NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT OF
                       NEW ENGLAND LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES

                           MARCH 31, 1998 (UNAUDITED)







                                                                            NEW ENGLAND ZENITH FUND
                                              --------------------------------------------------------------------------------------
                                                                                                                           GROWTH
                                                CAPITAL        BOND         MONEY       STOCK                  AVANTI        AND
                                                 GROWTH       INCOME       MARKET       INDEX      MANAGED     GROWTH      INCOME
                                              SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT
                                              ------------- ------------ ----------- ----------- ----------- ----------- -----------
ASSETS
 Investments in New England Zenith Fund,
  Variable Insurance Products Fund, and
  Variable Insurance Products Fund II at
  value (Note 2)............................. $902,464,811  $50,031,439  $39,292,980 $81,517,617 $48,105,570 $40,686,546 $46,830,880

                      SHARES        COST
                     --------- --------------
 Capital Growth
  Series............ 1,915,369    673,925,319
 Back Bay Advisors
  Bond Income
  Series............   451,466     48,128,241
 Back Bay Advisors
  Money Market
  Series............   392,934     39,292,980
 Westpeak Stock
  Index Series......   460,630     52,177,353
 Back Bay Advisors
  Managed Series....   228,965     34,050,946
 Loomis Sayles
  Avanti Growth
  Series............   210,713     28,959,408
 Westpeak Growth
  and Income
  Series............   227,224     34,239,050
 Loomis Sayles
  Small Cap Series..   382,251     55,457,458
 Salomon Bros. U.S.
  Government
  Series............    16,948        190,783
 Loomis Sayles
  Balanced Series...   617,661      8,566,360
 Alger Equity
  Growth Series..... 2,984,199     47,355,847
 Morgan Stanley
  International
  Magnum Equity
  Series............   781,569      8,622,650
 Davis Venture
  Value Series...... 3,383,877     59,837,290
 Salomon Bros. Bond
  Opportunities
  Series............    78,795        952,377
 VIP Equity-Income
  Series............ 5,602,398    102,967,970
 VIP Overseas
  Series............ 4,408,384     73,392,247
 VIP High Income
  Series............   826,228     10,094,610
 VIP II Asset
  Manager Series....   427,709      6,620,263
                               --------------
    Total...........           $1,284,831,152
                               ==============
 Amount due and accrued (payable) from
  policy-related transactions, net...........     (128,164)      (6,530)     524,663      56,629      14,733      12,912     22,857
 Dividends receivable........................           --           --      154,798          --          --          --         --
                                              ------------  -----------  ----------- ----------- ----------- ----------- -----------
    Total Assets.............................  902,336,647   50,024,909   39,972,441  81,574,246  48,120,303  40,699,458  46,853,737

LIABILITIES
 Due New England Life Insurance Company......   75,520,840    4,912,001    5,188,379   9,766,409   4,454,392   4,572,184   5,720,674
                                              ------------  ------------ ----------- ----------- ----------- ----------- -----------
NET ASSETS FOR VARIABLE LIFE INSURANCE
 POLICIES.................................... $826,815,807  $45,112,908  $34,784,062 $71,807,837 $43,665,911 $36,127,274 $41,133,063
                                              ============  ============ =========== =========== =========== =========== ===========

                       See Notes to Financial Statements

                                                                                                       VARIABLE
                                                                                                      INSURANCE
                                                                                                       PRODUCTS
                                                                                                         FUND
---------------------------------------------------------------------------------------- -------------------------------------
   SMALL        U.S.                   EQUITY    INTERNATIONAL   VENTURE       BOND        EQUITY-                    HIGH
    CAP      GOVERNMENT   BALANCED     GROWTH       EQUITY        VALUE    OPPORTUNITIES    INCOME     OVERSEAS      INCOME
SUB-ACCOUNT  SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
-----------  ----------- ----------- ----------- ------------- ----------- ------------- ------------ -----------  -----------
$66,660,743   $191,682   $9,833,167  $60,817,984  $9,746,164   $76,035,726   $969,176    $141,740,676 $89,402,025  $10,476,565
     36,348      --          28,569       34,786      (2,236)       66,009      --             79,398     (31,113)       3,851
    --           --          --          --           --           --           --            --          --           --
-----------   --------   ----------  -----------  ----------   -----------   --------    ------------ -----------  -----------
 66,697,091    191,682    9,861,736   60,852,770   9,743,928    76,101,735    969,176     141,820,074  89,370,912   10,480,416
  8,555,316     15,447    1,426,151    8,793,795   1,324,069    10,041,659     61,086      17,036,298  10,128,801    1,433,289
-----------   --------   ----------  -----------  ----------   -----------   --------    ------------ -----------  -----------
$58,141,775   $176,235   $8,435,585  $52,058,975  $8,419,859   $66,060,076   $908,090    $124,783,776 $79,242,111  $ 9,047,127
===========   ========   ==========  ===========  ==========   ===========   ========    ============ ===========  ===========
 VARIABLE
 INSURANCE
 PRODUCTS
  FUND II
----------- --------------
   ASSET
  MANAGER
SUB-ACCOUNT     TOTAL
----------- --------------
$7,283,891  $1,682,087,642
     1,978         714,690
    --             154,798
----------- --------------
 7,285,869   1,682,957,130
   887,187     169,837,977
----------- --------------
$6,398,682  $1,513,119,153
=========== ==============

                       See Notes to Financial Statements

                   NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT
                                       OF
                       NEW ENGLAND LIFE INSURANCE COMPANY

                            STATEMENT OF OPERATIONS

                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997

                                                                                       NEW ENGLAND ZENITH FUND
                          -------------------------------------------------------------------------------------
                                                                                                      GROWTH
                            CAPITAL        BOND        MONEY       STOCK                  AVANTI        AND
                             GROWTH       INCOME      MARKET       INDEX      MANAGED     GROWTH      INCOME
                          SUB-ACCOUNT   SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT
                          ------------  ----------- ----------- ----------- ----------- ----------- -----------
INCOME
Dividends...............  $184,229,729  $3,419,409  $1,852,865  $ 1,082,727 $5,025,764  $2,781,138  $3,928,553
EXPENSE
Mortality and expense
 risk charge (Note 3)...     4,170,905     253,374     241,048      333,771    229,423     207,451     190,264
                          ------------  ----------  ----------  ----------- ----------  ----------  ----------
Net investment income...   180,058,824   3,166,035   1,611,817      748,956  4,796,341   2,573,687   3,738,289
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net unrealized
 appreciation
 (depreciation) on
 investments:
 Beginning of year......   138,009,405      40,519      --        7,633,013  6,137,629   4,823,316   3,107,090
 End of year............    91,366,363     892,059      --       19,889,059  9,447,437   6,964,381   6,858,664
                          ------------  ----------  ----------  ----------- ----------  ----------  ----------
Net change in unrealized
 appreciation
 (depreciation).........   (46,643,042)    851,540      --       12,256,046  3,309,808   2,141,065   3,751,574
Net realized gain on
 investments............     1,699,829      15,488      --           35,165    242,079      87,159      17,721
                          ------------  ----------  ----------  ----------- ----------  ----------  ----------
Net realized and
 unrealized gain (loss)
 on investments.........   (44,943,213)    867,028      --       12,291,211  3,551,887   2,228,224   3,769,295
                          ------------  ----------  ----------  ----------- ----------  ----------  ----------
NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS........  $135,115,611  $4,033,063  $1,611,817  $13,040,167 $8,348,228  $4,801,911  $7,507,584
                          ============  ==========  ==========  =========== ==========  ==========  ==========


                       See Notes to Financial Statements

                                                                                                  VARIABLE INSURANCE
                                                                                                     PRODUCTS FUND
 ---------------------------------------------------------------------------------------- -----------------------------------
    SMALL        U.S.                   EQUITY    INTERNATIONAL   VENTURE       BOND        EQUITY-                  HIGH
     CAP      GOVERNMENT   BALANCED     GROWTH       EQUITY        VALUE    OPPORTUNITIES   INCOME     OVERSEAS     INCOME
 SUB-ACCOUNT  SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT
 -----------  ----------- ----------- ----------- ------------- ----------- ------------- ----------- ----------- -----------
 $6,279,206     $ 9,089    $438,430   $4,721,050    $ 209,389   $ 1,822,395    $43,914    $ 8,872,794 $ 5,434,055  $393,295
    275,141       2,290      50,941      265,599       51,702       276,055      9,400        676,059     447,597    41,502
 ----------     -------    --------   ----------    ---------   -----------    -------    ----------- -----------  --------
  6,004,065       6,799     387,489    4,455,451      157,687     1,546,340     34,514      8,196,735   4,986,458   351,793
  3,059,565        (819)    236,625    2,084,389      136,191     2,398,023     (1,153)    16,409,989   9,502,216   362,600
  5,422,058      (1,916)    642,612    5,391,267     (155,006)   10,716,783     (2,256)    32,699,163  11,137,299   964,520
 ----------     -------    --------   ----------    ---------   -----------    -------    ----------- -----------  --------
  2,362,493      (1,097)    405,987    3,306,878     (291,197)    8,318,760     (1,103)    16,289,174   1,635,083   601,920
     20,956           1      55,231       75,802        8,303        21,718        201        126,489      67,905    12,234
 ----------     -------    --------   ----------    ---------   -----------    -------    ----------- -----------  --------
  2,383,449      (1,096)    461,218    3,382,680     (282,894)    8,340,478       (902)    16,415,663   1,702,988   614,154
 ----------     -------    --------   ----------    ---------   -----------    -------    ----------- -----------  --------
 $8,387,514     $ 5,703    $848,707   $7,838,131    $(125,207)  $ 9,886,818    $33,612    $24,612,398 $ 6,689,446  $965,947
 ==========     =======    ========   ==========    =========   ===========    =======    =========== ===========  ========
 VARIABLE
 INSURANCE
 PRODUCTS
  FUND II
----------- ------------
   ASSET
  MANAGER
SUB-ACCOUNT    TOTAL
----------- ------------
 $528,401   $231,072,203
   33,135      7,755,657
----------- ------------
  495,266    223,316,546
  547,647    194,486,245
  971,097    203,203,584
----------- ------------
  423,450      8,717,339
    5,368      2,491,649
----------- ------------
  428,818     11,208,988
----------- ------------
 $924,084   $234,525,534
=========== ============

                   NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT
                                       OF
                       NEW ENGLAND LIFE INSURANCE COMPANY

                            STATEMENT OF OPERATIONS

                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996

                                                                                    NEW ENGLAND ZENITH FUND
                          ----------------------------------------------------------------------------------
                            CAPITAL      BOND       MONEY      STOCK                 AVANTI   GROWTH AND
                            GROWTH      INCOME      MARKET     INDEX     MANAGED     GROWTH     INCOME
                             SUB-        SUB-        SUB-       SUB-       SUB-       SUB-       SUB-
                            ACCOUNT    ACCOUNT     ACCOUNT    ACCOUNT    ACCOUNT    ACCOUNT    ACCOUNT
                          ----------- ----------  ---------- ---------- ---------- ---------- ----------
INCOME
Dividends...............  $32,991,113 $2,579,133  $1,306,712 $  841,454 $2,942,415 $1,494,679 $1,804,344
EXPENSE
Mortality and expense
 risk charge (Note 3)...    2,981,244    192,456     160,903    168,590    158,607    137,775    100,738
                          ----------- ----------  ---------- ---------- ---------- ---------- ----------
Net investment income
 (loss).................   30,009,869  2,386,677   1,145,809    672,864  2,783,808  1,356,904  1,703,606
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net unrealized
 appreciation
 (depreciation) on
 investments:
 Beginning of year......   71,963,590    997,195      --      2,853,587  5,216,548  2,881,100  2,105,777
 End of year............  138,009,405     40,519      --      7,633,013  6,137,629  4,823,316  3,107,090
                          ----------- ----------  ---------- ---------- ---------- ---------- ----------
Net change in unrealized
 appreciation
 (depreciation).........   66,045,815   (956,676)     --      4,779,426    921,081  1,942,216  1,001,313
Net realized gain (loss)
 on investments.........      985,421        299      --          1,808     69,775     27,429     18,964
                          ----------- ----------  ---------- ---------- ---------- ---------- ----------
Net realized and
 unrealized gain (loss)
 on investments.........   67,031,236   (956,377)     --      4,781,234    990,856  1,969,645  1,020,277
                          ----------- ----------  ---------- ---------- ---------- ---------- ----------
NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS........  $97,041,105 $1,430,300  $1,145,809 $5,454,098 $3,774,664 $3,326,549 $2,723,883
                          =========== ==========  ========== ========== ========== ========== ==========

* For the period July 1, 1996 (Commencement of Operations) through December 31, 1996.


                       See Notes to Financial Statements

                                                                                                                  VARIABLE
                                                                                                                  INSURANCE
                                                                                         VARIABLE INSURANCE       PRODUCTS
                                                                                           PRODUCTS FUND           FUND II
---------------------------------------------------------------------------------- ------------------------------ ---------
  SMALL        U.S.               EQUITY    INTERNATIONAL  VENTURE       BOND       EQUITY-                HIGH     ASSET
   CAP      GOVERNMENT BALANCED   GROWTH       EQUITY       VALUE    OPPORTUNITIES   INCOME    OVERSEAS   INCOME   MANAGER
   SUB-        SUB-      SUB-      SUB-         SUB-         SUB-        SUB-         SUB-       SUB-      SUB-     SUB-
 ACCOUNT     ACCOUNT*  ACCOUNT   ACCOUNT       ACCOUNT     ACCOUNT     ACCOUNT*     ACCOUNT    ACCOUNT   ACCOUNT   ACCOUNT
----------  ---------- -------- ----------  ------------- ---------- ------------- ---------- ---------- -------- ---------
$1,624,708    $ 702    $104,939 $   44,863    $ 71,347    $  444,012    $1,218     $2,662,990 $1,164,550 $199,463 $174,907
    90,146       28      11,713    104,685      19,385        64,656        40        428,473    325,346   19,551   20,483
----------    -----    -------- ----------    --------    ----------    ------     ---------- ---------- -------- --------
 1,534,562      674      93,226    (59,822)     51,962       379,356     1,178      2,234,517    839,204  179,912  154,424
   768,552      --        3,769     65,901      24,089       171,931      --        9,642,454  4,022,725  167,043  269,255
 3,059,565     (819)    236,625  2,084,389     136,191     2,398,023    (1,153)    16,409,989  9,502,216  362,600  547,647
----------    -----    -------- ----------    --------    ----------    ------     ---------- ---------- -------- --------
 2,291,013     (819)    232,856  2,018,488     112,102     2,226,092    (1,153)     6,767,535  5,479,491  195,557  278,392
    31,570      --        2,318     11,723         159         4,907      --           27,750     44,049    1,942    4,122
----------    -----    -------- ----------    --------    ----------    ------     ---------- ---------- -------- --------
 2,322,583     (819)    235,174  2,030,211     112,261     2,230,999    (1,153)     6,795,285  5,523,540  197,499  282,514
----------    -----    -------- ----------    --------    ----------    ------     ---------- ---------- -------- --------
$3,857,145    $(145)   $328,400 $1,970,389    $164,223    $2,610,355    $   25     $9,029,802 $6,362,744 $377,411 $436,938
==========    =====    ======== ==========    ========    ==========    ======     ========== ========== ======== ========



   TOTAL
------------
$ 50,453,549
   4,984,819
------------
  45,468,730
 101,153,516
 194,486,245
------------
  93,332,729
   1,232,236
------------
  94,564,965
------------
$140,033,695
============


                       See Notes to Financial Statements

                   NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT
                                       OF
                       NEW ENGLAND LIFE INSURANCE COMPANY

                            STATEMENT OF OPERATIONS

                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995

                                                                                 NEW ENGLAND ZENITH FUND
                          --------------------------------------------------------------------------------
                                                                                                  GROWTH
                            CAPITAL       BOND       MONEY      STOCK                  AVANTI      AND
                             GROWTH      INCOME      MARKET     INDEX      MANAGED     GROWTH     INCOME
                              SUB-        SUB-        SUB-       SUB-        SUB-       SUB-       SUB-
                            ACCOUNT     ACCOUNT     ACCOUNT    ACCOUNT     ACCOUNT    ACCOUNT    ACCOUNT
                          ------------ ----------  ---------- ----------  ---------- ---------- ----------
INCOME
Dividends...............  $ 58,318,276 $1,844,411  $1,109,838 $  627,118  $1,061,289 $  535,217 $  606,696
EXPENSE
Mortality and expense
 risk charge (Note 3)...     2,173,846    143,873     112,033     95,240     113,501     77,636     52,633
                          ------------ ----------  ---------- ----------  ---------- ---------- ----------
Net investment income...    56,144,430  1,700,538     997,805    531,878     947,788    457,581    554,063
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net unrealized
 appreciation
 (depreciation) on
 investments:
 Beginning of year......     9,892,073 (2,028,893)     --     (1,645,744)    703,242    205,680      1,918
 End of year............    71,963,590    997,195      --      2,853,587   5,216,548  2,881,100  2,105,777
                          ------------ ----------  ---------- ----------  ---------- ---------- ----------
Net change in unrealized
 appreciation
 (depreciation).........    62,071,517  3,026,088      --      4,499,331   4,513,306  2,675,420  2,103,859
Net realized gain (loss)
 on investments.........     1,613,390      7,382      --          7,637      42,457     21,233      9,493
                          ------------ ----------  ---------- ----------  ---------- ---------- ----------
Net realized and
 unrealized gain on
 investments............    63,684,907  3,033,470      --      4,506,968   4,555,763  2,696,653  2,113,352
                          ------------ ----------  ---------- ----------  ---------- ---------- ----------
NET INCREASE IN NET
 ASSETS RESULTING FROM
 OPERATIONS.............  $119,829,337 $4,734,008  $  997,805 $5,038,846  $5,503,551 $3,154,234 $2,667,415
                          ============ ==========  ========== ==========  ========== ========== ==========

* For the period May 1, 1995 (Commencement of Operations) through December 31, 1995.


                       See Notes to Financial Statements

                                                                                     VARIABLE
                                                                                     INSURANCE
                                                           VARIABLE INSURANCE        PRODUCTS
                                                             PRODUCTS  FUND           FUND II
---------------------------------------------------- ------------------------------- ---------  ------------
  SMALL               EQUITY  INTERNATIONAL VENTURE    EQUITY                 HIGH     ASSET
   CAP      BALANCED  GROWTH     EQUITY      VALUE     INCOME     OVERSEAS   INCOME   MANAGER
   SUB-       SUB-     SUB-       SUB-        SUB-      SUB-        SUB-      SUB-     SUB-
 ACCOUNT    ACCOUNT* ACCOUNT*   ACCOUNT*    ACCOUNT*   ACCOUNT    ACCOUNT   ACCOUNT   ACCOUNT      TOTAL
----------  -------- -------- ------------- -------- ----------- ---------- -------- ---------  ------------
  $365,015  $17,538  $195,436    $12,460    $ 86,716 $ 2,284,557 $  282,520 $  8,412 $ 11,896   $ 67,367,395
    24,746      743    11,686      2,165       7,251     233,864    240,253    6,639    9,537      3,305,646
----------  -------  --------    -------    -------- ----------- ---------- -------- --------   ------------
   340,269   16,795   183,750     10,295      79,465   2,050,693     42,267    1,773    2,359     64,061,749
     4,662     --       --         --          --        149,659    260,895      213   (1,503)     7,542,202
   768,552    3,769    65,901     24,089     171,931   9,642,454  4,022,725  167,043  269,255    101,153,516
----------  -------  --------    -------    -------- ----------- ---------- -------- --------   ------------
   763,890    3,769    65,901     24,089     171,931   9,492,795  3,761,830  166,830  270,758     93,611,314
     1,325      223       237        (34)        203      61,089     32,279    2,817    4,661      1,804,392
----------  -------  --------    -------    -------- ----------- ---------- -------- --------   ------------
   765,215    3,992    66,138     24,055     172,134   9,553,884  3,794,109  169,647  275,419     95,415,706
----------  -------  --------    -------    -------- ----------- ---------- -------- --------   ------------
$1,105,484  $20,787  $249,888    $34,350    $251,599 $11,604,577 $3,836,376 $171,420 $277,778   $159,477,455
==========  =======  ========    =======    ======== =========== ========== ======== ========   ============


                       See Notes to Financial Statements

                   NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT
                                       OF
                       NEW ENGLAND LIFE INSURANCE COMPANY

                            STATEMENT OF OPERATIONS

                   FOR THE THREE MONTHS ENDED MARCH 31, 1998
                                  (UNAUDITED)

                                                                                       NEW ENGLAND ZENITH FUND
                          -----------------------------------------------------------------------------------------
                            CAPITAL        BOND         MONEY       STOCK                    AVANTI     GROWTH AND
                             GROWTH       INCOME       MARKET       INDEX       MANAGED      GROWTH       INCOME
                          SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                          ------------  -----------  ----------- -----------  -----------  -----------  -----------
INCOME
Dividends                 $      --     $     --      $461,470   $      --    $      --    $      --    $      --
EXPENSE
Mortality and expense
 risk charge (Note 3)        1,359,946      76,401      66,196       131,195       75,114       71,090       78,671
                          ------------  ----------    --------   -----------  -----------  -----------  -----------
Net investment income
 (loss)                     (1,359,946)    (76,401)    395,274      (131,195)     (75,114)     (71,090)     (78,671)
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
Net unrealized
 appreciation
 (depreciation) on
 investments:
 Beginning of period        91,366,363     892,059       --       19,889,059    9,447,437    6,964,381    6,858,665
 End of period             228,539,492   1,903,198       --       29,340,264   14,054,624   11,727,138   12,591,830
                          ------------  ----------    --------   -----------  -----------  -----------  -----------
Net change in unrealized
 appreciation
 (depreciation)            137,173,129   1,011,139       --        9,451,205    4,607,187    4,762,757    5,733,165
Net realized gain (loss)
 on investments                --           --           --          --           --           --           --
                          ------------  ----------    --------   -----------  -----------  -----------  -----------
Net realized and
 unrealized gain (loss)
 on investments            137,173,129   1,011,139       --        9,451,205    4,607,187    4,762,757    5,733,165
                          ------------  ----------    --------   -----------  -----------  -----------  -----------
NET INCREASE IN NET
 ASSETS RESULTING FROM
 OPERATIONS               $135,813,183  $  934,738    $395,274   $ 9,320,010  $ 4,532,073  $ 4,691,667  $ 5,654,494
                          ============  ==========    ========   ===========  ===========  ===========  ===========


                       See Notes to Financial Statements

                                                                                                    VARIABLE INSURANCE
                                                                                                       PRODUCTS FUND
------------------------------------------------------------------------------------------- -----------------------------------
   SMALL        U.S.                    EQUITY     INTERNATIONAL   VENTURE        BOND        EQUITY-                  HIGH
    CAP      GOVERNMENT   BALANCED      GROWTH        EQUITY        VALUE     OPPORTUNITIES   INCOME     OVERSEAS     INCOME
SUB-ACCOUNT  SUB-ACCOUNT SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT
-----------  ----------- -----------  -----------  ------------- -----------  ------------- ----------- ----------- -----------
$      --      $  --     $     --     $      --     $     --     $      --       $ --       $ 8,088,940 $ 6,093,523 $1,064,286
    110,409      1,190       20,860       108,809       23,546       126,568       5,614        224,751     139,750     15,964
-----------    -------   ----------   -----------   ----------   -----------     -------    ----------- ----------- ----------
  (110,409)     (1,190)     (20,860)     (108,809)     (23,546)     (126,568)     (5,614)     7,864,189   5,953,773  1,048,322
  5,422,058     (1,916)     642,612     5,391,267     (155,005)   10,716,783      (2,256)    32,699,163  11,137,299    964,520
 11,203,285        899    1,266,807    13,462,137    1,123,514    16,198,436      16,799     38,772,706  16,009,778    381,955
-----------    -------   ----------   -----------   ----------   -----------     -------    ----------- ----------- ----------
  5,781,227      2,815      624,195     8,070,870    1,278,519     5,481,653      19,055      6,073,543   4,872,479   (582,565)
    --           --          --           --            --           --            --           --          --          --
-----------    -------   ----------   -----------   ----------   -----------     -------    ----------- ----------- ----------
  5,781,227      2,815      624,195     8,070,870    1,278,519     5,481,653      19,055      6,073,543   4,872,479   (582,565)
-----------    -------   ----------   -----------   ----------   -----------     -------    ----------- ----------- ----------
$ 5,670,818    $ 1,625   $  603,335   $ 7,962,061   $1,254,973   $ 5,355,085     $13,441    $13,937,732 $10,826,252 $  465,757
===========    =======   ==========   ===========   ==========   ===========     =======    =========== =========== ==========
 VARIABLE
 INSURANCE
 PRODUCTS
  FUND II
----------- ------------
   ASSET
  MANAGER
SUB-ACCOUNT    TOTAL
----------- ------------
 $ 834,951  $ 16,543,170
    11,344     2,647,418
----------- ------------
   823,607    13,895,752
   971,097   203,203,586
   663,628   397,256,490
----------- ------------
  (307,469)  194,052,904
    --           --
----------- ------------
  (307,469)  194,052,904
----------- ------------
 $ 516,138  $207,948,656
=========== ============

                   NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT
                                       OF
                       NEW ENGLAND LIFE INSURANCE COMPANY

                            STATEMENT OF OPERATIONS

             FOR THE THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED)

                                                                                      NEW ENGLAND ZENITH FUND
                          -------------------------------------------------------------------------------------
                                                                                                      GROWTH
                            CAPITAL       BOND        MONEY       STOCK                  AVANTI         AND
                            GROWTH       INCOME      MARKET       INDEX      MANAGED     GROWTH       INCOME
                          SUB-ACCOUNT  SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT  SUB-ACCOUNT
                          -----------  ----------- ----------- ----------- ----------- -----------  -----------
INCOME
Dividends ..............  $    --       $   --      $412,321    $   --      $   --     $    --       $   --
EXPENSE
Mortality and expense
 risk charge (Note 3) ..      900,993      54,992     53,388       59,926      47,755       41,819      34,298
                          -----------   ---------   --------    ---------   ---------  -----------   ---------
Net investment income
 (loss) ................     (900,993)    (54,992)   358,933      (59,926)    (47,755)     (41,819)    (34,298)
NET REALIZED AND
 UNREALIZED GAIN (LOSS)
 ON INVESTMENTS ........
Net unrealized
 appreciation
 (depreciation) on
 investments:
 Beginning of period ...  138,009,405      40,519      --       7,633,013   6,137,629    4,823,316   3,107,090
 End of period .........  153,141,313     (52,784)     --       8,420,247   6,740,164    3,473,231   3,409,503
                          -----------   ---------   --------    ---------   ---------  -----------   ---------
Net change in unrealized
 appreciation
 (depreciation) ........   15,131,908     (93,303)     --         787,234     602,535   (1,350,085)    302,413
Net realized gain (loss)
 on investments ........       --           --         --           --          --          --           --
                          -----------   ---------   --------    ---------   ---------  -----------   ---------
Net realized and
 unrealized gain (loss)
 on investments ........   15,131,908     (93,303)     --         787,234     602,535   (1,350,085)    302,413
                          -----------   ---------   --------    ---------   ---------  -----------   ---------
NET INCREASE (DECREASE)
 IN NET ASSETS RESULTING
 FROM OPERATIONS .......  $14,230,915   $(148,295)  $358,933    $ 727,308   $ 554,780  $(1,391,904)  $ 268,115
                          ===========   =========   ========    =========   =========  ===========   =========


                       See Notes to Financial Statements

                                                                                                   VARIABLE INSURANCE
                                                                                                      PRODUCTS FUND
 ----------------------------------------------------------------------------------------- -------------------------------------
    SMALL        U.S.                   EQUITY     INTERNATIONAL   VENTURE       BOND        EQUITY-                    HIGH
     CAP      GOVERNMENT   BALANCED     GROWTH        EQUITY        VALUE    OPPORTUNITIES   INCOME      OVERSEAS      INCOME
 SUB-ACCOUNT  SUB-ACCOUNT SUB-ACCOUNT SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
 -----------  ----------- ----------- -----------  ------------- ----------- ------------- -----------  -----------  -----------
 $    --         $--       $  --      $    --        $   --       $   --        $ --       $8,872,794   $5,434,055    $393,295
     44,079        301        8,520       46,253         8,754       38,400        571        136,519       95,951       7,791
 ----------      -----     --------   ----------     ---------    ---------     ------     ----------   ----------    --------
   (44,079)       (301)      (8,520)     (46,253)       (8,754)     (38,400)      (571)     8,736,275    5,338,104     385,504
  3,059,565       (819)     236,625    2,084,389       136,191    2,398,023     (1,153)    16,409,989    9,502,216     362,600
  2,528,912       (887)     184,126    1,783,260        19,085    2,544,772     (1,557)     8,401,186    6,106,908     (43,017)
 ----------      -----     --------   ----------     ---------    ---------     ------     ----------   ----------    --------
  (530,653)        (68)     (52,499)    (301,129)     (117,106)     146,749       (404)    (8,008,803)  (3,395,308)   (405,617)
      --           --         --           --            --           --          --            --           --          --
 ----------      -----     --------   ----------     ---------    ---------     ------     ----------   ----------    --------
  (530,653)        (68)     (52,499)    (301,129)     (117,106)     146,749       (404)    (8,008,803)  (3,395,308)   (405,617)
 ----------      -----     --------   ----------     ---------    ---------     ------     ----------   ----------    --------
 $(574,732)      $(369)    $(61,019)  $(347,382)     $(125,860)   $ 108,349     $ (975)    $  727,472   $1,942,796    $(20,113)
 ==========      =====     ========   ==========     =========    =========     ======     ==========   ==========    ========
 VARIABLE
 INSURANCE
 PRODUCTS
  FUND II
----------- -----------
   ASSET
  MANAGER
SUB-ACCOUNT    TOTAL
----------- -----------
 $528,401   $15,640,866
    6,661     1,586,971
----------- -----------
  521,740    14,053,895
  547,647   194,486,245
   11,516   196,665,978
----------- -----------
 (536,131)    2,179,733
    --            --
----------- -----------
 (536,131)    2,179,733
----------- -----------
 $(14,391)  $16,233,628
=========== ===========

                   NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT
                                       OF
                       NEW ENGLAND LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS

                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997

                                                                                               NEW ENGLAND ZENITH FUND
                  -----------------------------------------------------------------------------------------------------------
                                                                                                       GROWTH
                     CAPITAL        BOND          MONEY         STOCK                     AVANTI         AND         SMALL
                     GROWTH        INCOME        MARKET         INDEX        MANAGED      GROWTH       INCOME         CAP
                      SUB-          SUB-          SUB-           SUB-         SUB-         SUB-         SUB-         SUB-
                     ACCOUNT       ACCOUNT       ACCOUNT       ACCOUNT       ACCOUNT      ACCOUNT      ACCOUNT      ACCOUNT
                  -------------  -----------  -------------  ------------  -----------  -----------  -----------  -----------
FROM OPERATING
 ACTIVITIES
Net investment
 income.........  $ 180,058,824  $ 3,166,035  $   1,611,817  $    748,956  $ 4,796,341  $ 2,573,687  $ 3,738,289  $ 6,004,065
Net realized and
 unrealized gain
 (loss) on
 investments....    (44,943,213)     867,028       --          12,291,211    3,551,887    2,228,224    3,769,295    2,383,449
                  -------------  -----------  -------------  ------------  -----------  -----------  -----------  -----------
 Net Increase
  (decrease) in
  net assets
  resulting from
  operations....    135,115,611    4,033,063      1,611,817    13,040,167    8,348,228    4,801,911    7,507,584    8,387,514
FROM POLICY-
 RELATED
 TRANSACTIONS
Net premiums
 transferred
 from New
 England Life
 Insurance
 Company
 (Note 4).......    115,563,292    9,916,442    112,790,933    11,030,326    6,066,893    8,052,822    6,483,236   12,931,007
Net transfers
 (to) from other
 sub-accounts...     19,184,703    2,250,884   (100,492,346)   13,670,086    2,168,458      728,467    6,112,407   13,551,252
Net transfers to
 New England
 Life Insurance
 Company........   (103,221,618)  (7,435,545)   (10,617,259)  (11,516,905)  (6,628,199)  (5,007,957)  (5,507,253) (8,882,069)
                  -------------  -----------  -------------  ------------  -----------  -----------  -----------  -----------
Net Increase in
 net assets
 resulting from
 policy related
 transactions...     31,526,377    4,731,781      1,681,328    13,183,507    1,607,152    3,773,332    7,088,390   17,600,190
                  -------------  -----------  -------------  ------------  -----------  -----------  -----------  -----------
Net increase in
 net assets.....    166,641,988    8,764,844      3,293,145    26,223,674    9,955,380    8,575,243   14,595,974   25,987,704
NET ASSETS, AT
 BEGINNING OF
 THE YEAR.......    524,999,620   32,750,856     29,812,279    31,327,162   28,585,004   22,491,360   17,171,696   21,522,731
                  -------------  -----------  -------------  ------------  -----------  -----------  -----------  -----------
NET ASSETS, AT
 END OF THE
 YEAR...........  $ 691,641,608  $41,515,700  $  33,105,424  $ 57,550,836  $38,540,384  $31,066,603  $31,767,670  $47,510,435
                  =============  ===========  =============  ============  ===========  ===========  ===========  ===========


                       See Notes to Financial Statements

                                                                                         VARIABLE INSURANCE
                                                                                           PRODUCTS FUND
------------------------------------------------------------------------------- --------------------------------------

   U.S.                    EQUITY     INTERNATIONAL   VENTURE         BOND        EQUITY-                     HIGH
GOVERNMENT   BALANCED      GROWTH        EQUITY        VALUE      OPPORTUNITIES    INCOME      OVERSEAS      INCOME
   SUB-        SUB-         SUB-          SUB-          SUB-          SUB-          SUB-         SUB-         SUB-
 ACCOUNT      ACCOUNT      ACCOUNT       ACCOUNT      ACCOUNT        ACCOUNT      ACCOUNT       ACCOUNT      ACCOUNT
----------  -----------  -----------  ------------- ------------  ------------- ------------  -----------  -----------
 $  6,799   $   387,489  $ 4,455,451   $   157,687  $  1,546,340    $ 34,514    $  8,196,735  $ 4,986,458  $   351,793
   (1,096)      461,218    3,382,680      (282,894)    8,340,478        (902)     16,415,663    1,702,988      614,154
 --------   -----------  -----------   -----------  ------------    --------    ------------  -----------  -----------
    5,703       848,707    7,838,131      (125,207)    9,886,818      33,612      24,612,398    6,689,446      965,947
    --        2,146,406   14,606,449     3,056,999    13,157,429       --         23,866,781   17,551,475    2,042,291
  118,925     2,461,028    6,194,266     1,537,466    22,596,463     563,357       5,377,892    1,724,137    1,829,771
   (9,482)   (1,814,302)  (8,772,068)   (1,574,196)  (10,885,947)    (36,000)    (18,885,322)  (9,549,079)  (1,756,377)
 --------   -----------  -----------   -----------  ------------    --------    ------------  -----------  -----------
  109,443     2,793,132   12,028,647     3,020,269    24,867,945     527,357      10,359,351    9,726,533    2,115,685
 --------   -----------  -----------   -----------  ------------    --------    ------------  -----------  -----------
  115,146     3,641,839   19,866,778     2,895,062    34,754,763     560,969      34,971,749   16,415,979    3,081,632
   46,037     3,233,409   22,070,282     4,237,975    16,661,970      26,768      72,359,572   51,409,341    4,098,641
 --------   -----------  -----------   -----------  ------------    --------    ------------  -----------  -----------
 $161,183   $ 6,875,248  $41,937,060   $ 7,133,037  $ 51,416,733    $587,737    $107,331,321  $67,825,320  $ 7,180,273
 ========   ===========  ===========   ===========  ============    ========    ============  ===========  ===========
 VARIABLE
INSURANCE
 PRODUCTS
 FUND II
----------- ---------------

  ASSET
 MANAGER
   SUB-
 ACCOUNT        TOTAL
----------- ---------------
$  495,266  $  223,316,546
   428,818      11,208,988
----------- ---------------
   924,084     234,525,534
 1,403,144     360,665,925
   422,784        --
  (881,229)   (212,980,807)
----------- ---------------
   944,699     147,685,118
----------- ---------------
 1,868,783     382,210,652
 3,580,095     886,384,798
----------- ---------------
$5,448,878  $1,268,595,450
=========== ===============


                       See Notes to Financial Statements

                   NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT
                                       OF
                       NEW ENGLAND LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS

                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996

                                                                                        NEW ENGLAND ZENITH FUND
                          -------------------------------------------------------------------------------------------
                                                                                                            GROWTH
                            CAPITAL        BOND         MONEY         STOCK                    AVANTI         AND
                             GROWTH       INCOME        MARKET        INDEX       MANAGED      GROWTH       INCOME
                          SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                          ------------  -----------  ------------  -----------  -----------  -----------  -----------
FROM OPERATING
 ACTIVITIES
Net investment income
 (loss).................  $ 30,009,869  $ 2,386,677   $ 1,145,809  $   672,864  $ 2,783,808  $ 1,356,904  $ 1,703,606
Net realized and
 unrealized gain (loss)
 on investments.........    67,031,236     (956,377)      --         4,781,234      990,856    1,969,645    1,020,277
                          ------------  -----------  ------------  -----------  -----------  -----------  -----------
 Net Increase (decrease)
  in net assets
  resulting from
  operations............    97,041,105    1,430,300     1,145,809    5,454,098    3,774,664    3,326,549    2,723,883
FROM POLICY-RELATED
 TRANSACTIONS
Net premiums transferred
 from New England Life
 Insurance Company (Note
 4).....................   111,194,198    8,517,031    79,806,482    6,566,717    5,631,293    7,140,375    5,201,936
Net transfers (to) from
 other sub-accounts.....    (1,541,352)   1,894,963   (61,482,739)   5,875,439    1,412,522    2,859,556    2,274,270
Net transfers to New
 England Life Insurance
 Company................   (76,528,987)  (5,770,575)   (9,089,129)  (5,144,242)  (4,232,475)  (5,172,577)  (3,338,671)
                          ------------  -----------  ------------  -----------  -----------  -----------  -----------
Net Increase in net
 assets resulting from
 policy related
 transactions...........    33,123,859    4,641,419     9,234,614    7,297,914    2,811,340    4,827,354    4,137,335
                          ------------  -----------  ------------  -----------  -----------  -----------  -----------
Net increase in net
 assets.................   130,164,964    6,071,719    10,380,423   12,752,012    6,586,004    8,153,903    6,861,218
NET ASSETS, AT BEGINNING
 OF THE YEAR............   394,834,656   26,679,137    19,431,856   18,575,150   21,999,000   14,337,457   10,310,478
                          ------------  -----------  ------------  -----------  -----------  -----------  -----------
NET ASSETS, AT END OF
 THE YEAR...............  $524,999,620  $32,750,856  $ 29,812,279  $31,327,162  $28,585,004  $22,491,360  $17,171,696
                          ============  ===========  ============  ===========  ===========  ===========  ===========

* For the period July 1, 1996 (Commencement of Operations) through December 31, 1996.


                       See Notes to Financial Statements

--------------------------------------------------------------------------------------------
                                         EQUITY
   SMALL         U.S.                    GROWTH     INTERNATIONAL   VENTURE        BOND
    CAP       GOVERNMENT   BALANCED       SUB-         EQUITY        VALUE     OPPORTUNITIES
SUB-ACCOUNT  SUB-ACCOUNT* SUB-ACCOUNT    ACCOUNT     SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT*
-----------  ------------ -----------  -----------  ------------- -----------  -------------
$ 1,534,562    $   674    $   93,226   $   (59,822)  $    51,962  $   379,356     $ 1,178
  2,322,583       (819)      235,174     2,030,211       112,261    2,230,999      (1,153)
-----------    -------    ----------   -----------   -----------  -----------     -------
  3,857,145       (145)      328,400     1,970,389       164,223    2,610,355          25
  5,440,860       --         811,932     9,286,073     1,454,605    4,876,053       --
 10,060,122     46,951     2,383,695    11,496,667     2,908,047    9,510,686      27,190
 (4,380,392)      (769)     (708,829)   (6,395,345)   (1,242,748)  (3,721,564)       (447)
-----------    -------    ----------   -----------   -----------  -----------     -------
 11,120,590     46,182     2,486,798    14,387,395     3,119,904   10,665,175      26,743
-----------    -------    ----------   -----------   -----------  -----------     -------
 14,977,735     46,037     2,815,198    16,357,784     3,284,127   13,275,530      26,768
  6,544,996       --         418,211     5,712,498       953,848    3,386,440       --
-----------    -------    ----------   -----------   -----------  -----------     -------
$21,522,731    $46,037    $3,233,409   $22,070,282   $ 4,237,975  $16,661,970     $26,768
===========    =======    ==========   ===========   ===========  ===========     =======
                                         VARIABLE
                                         INSURANCE
         VARIABLE INSURANCE              PRODUCTS
           PRODUCTS FUND                  FUND II
--------------------------------------- ------------ --------------
  EQUITY-                     HIGH         ASSET
  INCOME       OVERSEAS      INCOME       MANAGER
SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT      TOTAL
------------ ------------- ------------ ------------ --------------
$ 2,234,517  $    839,204  $  179,912   $  154,424   $  45,468,730
  6,795,285     5,523,540     197,499      282,514      94,564,965
------------ ------------- ------------ ------------ --------------
  9,029,802     6,362,744     377,411      436,938     140,033,695
 20,426,731    17,135,189     970,763    1,258,847     285,719,085
  9,029,810     1,051,463   1,631,762      560,948        --
(13,479,623)  (11,522,274)   (623,788)    (649,631)   (152,002,266)
------------ ------------- ------------ ------------ --------------
 15,976,918     6,664,378   1,978,737    1,170,164     133,716,819
------------ ------------- ------------ ------------ --------------
 25,006,720    13,027,122   2,356,148    1,607,102     273,750,514
 47,352,852    38,382,219   1,742,493    1,972,993     612,634,284
------------ ------------- ------------ ------------ --------------
$72,359,572  $ 51,409,341  $4,098,641   $3,580,095   $ 886,384,798
============ ============= ============ ============ ==============


                       See Notes to Financial Statements

                   NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT
                                       OF
                       NEW ENGLAND LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS

                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995

                                                                                        NEW ENGLAND ZENITH FUND
                          -------------------------------------------------------------------------------------------
                                                                                                            GROWTH
                            CAPITAL        BOND         MONEY         STOCK                    AVANTI         AND
                             GROWTH       INCOME        MARKET        INDEX       MANAGED      GROWTH       INCOME
                          SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT   SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                          ------------  -----------  ------------  -----------  -----------  -----------  -----------
FROM OPERATING ACTIVI-
 TIES
Net investment income...  $ 56,144,430  $ 1,700,538  $    997,805  $   531,878  $   947,788  $   457,581  $   554,063
Net realized and
 unrealized gain on
 investments............    63,684,907    3,033,470       --         4,506,968    4,555,763    2,696,653    2,113,352
                          ------------  -----------  ------------  -----------  -----------  -----------  -----------
 Net Increase in net
  assets resulting from
  operations............   119,829,337    4,734,008       997,805    5,038,846    5,503,551    3,154,234    2,667,415
FROM POLICY-RELATED
 TRANSACTIONS
Net premiums transferred
 from New England Life
 Insurance Company (Note
 4).....................   100,611,223    7,330,838    40,457,027    4,559,195    4,757,562    5,407,500    3,473,273
Net transfers (to) from
 other sub-accounts.....    (7,820,362)   2,481,090   (32,083,917)   2,734,513      286,111    3,131,998    2,645,617
Net transfers to New
 England Life Insurance
 Company................   (67,280,279)  (4,616,930)   (6,819,802)  (3,436,368)  (3,307,802)  (3,767,486)  (2,568,808)
                          ------------  -----------  ------------  -----------  -----------  -----------  -----------
Net Increase in net
 assets resulting from
 policy related
 transactions...........    25,510,582    5,194,998     1,553,308    3,857,340    1,735,871    4,772,012    3,550,082
                          ------------  -----------  ------------  -----------  -----------  -----------  -----------
Net increase in net
 assets.................   145,339,919    9,929,006     2,551,113    8,896,186    7,239,422    7,926,246    6,217,497
NET ASSETS, AT BEGINNING
 OF THE YEAR............   249,494,737   16,750,131    16,880,743    9,678,964   14,759,578    6,411,211    4,092,981
                          ------------  -----------  ------------  -----------  -----------  -----------  -----------
NET ASSETS, AT END OF
 THE YEAR...............  $394,834,656  $26,679,137  $ 19,431,856  $18,575,150  $21,999,000  $14,337,457  $10,310,478
                          ============  ===========  ============  ===========  ===========  ===========  ===========

 * For the period May 1, 1995 (Commencement of Operations) through December 31, 1995.


                       See Notes to Financial Statements

                                                                                                            VARIABLE
                                                                                                            INSURANCE
                                                                            VARIABLE INSURANCE              PRODUCTS
                                                                               PRODUCTS FUND                 FUND II
------------------------------------------------------------------- -------------------------------------   ---------
   SMALL                      EQUITY     INTERNATIONAL   VENTURE      EQUITY-                    HIGH         ASSET
    CAP         BALANCED      GROWTH        EQUITY        VALUE       INCOME      OVERSEAS      INCOME       MANAGER
SUB-ACCOUNT   SUB-ACCOUNT* SUB-ACCOUNT*  SUB-ACCOUNT*  SUB-ACCOUNT* SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
-----------   ------------ ------------  ------------- ------------ -----------  -----------  -----------  -----------
$   340,269     $ 16,795   $   183,750     $  10,295    $   79,465  $ 2,050,693  $    42,267  $    1,773   $    2,359
    765,215        3,992        66,138        24,055       172,134    9,553,884    3,794,109     169,647      275,419
-----------     --------   -----------     ---------    ----------  -----------  -----------  ----------   ----------
  1,105,484       20,787       249,888        34,350       251,599   11,604,577    3,836,376     171,420      277,778
  2,237,626       81,978     1,048,361       241,835       625,044   13,985,879   17,076,602     395,370      696,227
  4,814,141      409,874     5,735,744       948,764     3,228,499   12,483,761   (2,007,296)  1,503,857    1,507,606
 (1,803,085)    (94,428)    (1,321,495)     (271,101)     (718,702)  (9,853,532)  (8,392,295)   (358,576)    (709,312)
-----------     --------   -----------     ---------    ----------  -----------  -----------  ----------   ----------
  5,248,682      397,424     5,462,610       919,498     3,134,841   16,616,108    6,677,011   1,540,651    1,494,521
-----------     --------   -----------     ---------    ----------  -----------  -----------  ----------   ----------
  6,354,166      418,211     5,712,498       953,848     3,386,440   28,220,685   10,513,387   1,712,071    1,772,299
    190,830        --           --            --            --       19,132,167   27,868,832      30,422      200,694
-----------     --------   -----------     ---------    ----------  -----------  -----------  ----------   ----------
$ 6,544,996     $418,211   $ 5,712,498     $ 953,848    $3,386,440  $47,352,852  $38,382,219  $1,742,493   $1,972,993
===========     ========   ===========     =========    ==========  ===========  ===========  ==========   ==========
--------------


    TOTAL
--------------
$  64,061,749
   95,415,706
--------------
  159,477,455
  202,985,540
     --
 (115,320,001)
--------------
   87,665,539
--------------
  247,142,994
  365,491,290
--------------
$ 612,634,284
==============


                       See Notes to Financial Statements

                   NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT
                                       OF
                       NEW ENGLAND LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS

             FOR THE THREE MONTHS ENDED MARCH 31, 1998 (UNAUDITED)

                                                                                       NEW ENGLAND ZENITH FUND
                         -------------------------------------------------------------------------------------------
                                                                                                           GROWTH
                           CAPITAL        BOND         MONEY         STOCK                    AVANTI         AND
                            GROWTH       INCOME        MARKET        INDEX       MANAGED      GROWTH       INCOME
                             SUB-         SUB-          SUB-         SUB-         SUB-         SUB-         SUB-
                           ACCOUNT       ACCOUNT      ACCOUNT       ACCOUNT      ACCOUNT      ACCOUNT      ACCOUNT
                         ------------  -----------  ------------  -----------  -----------  -----------  -----------
FROM OPERATING
 ACTIVITIES
Net investment income
 (loss) ...............  $ (1,359,946) $   (76,401) $    395,274  $  (131,195) $   (75,114) $   (71,090) $   (78,671)
Net realized and
 unrealized gain (loss)
 on investments .......   137,173,129    1,011,139       --         9,451,205    4,607,187    4,762,757    5,733,165
                         ------------  -----------  ------------  -----------  -----------  -----------  -----------
 Net increase in net
  assets resulting from
  operations ..........   135,813,183      934,738       395,274    9,320,010    4,532,073    4,691,667    5,654,494
FROM POLICY-RELATED
 TRANSACTIONS
Net premiums
 transferred from New
 England Life Insurance
 Company (Note 4) .....    31,524,433    2,508,936    36,098,434    2,838,291    1,465,442    2,146,084    2,314,584
Net transfers (to) from
 other sub-accounts ...     3,517,293    1,157,191   (31,659,585)   6,231,622      654,492     (192,918)   3,405,949
Net transfers (to) from
 New England Life
 Insurance Company ....   (35,680,710)  (1,003,657)   (3,155,485)  (4,132,922)  (1,526,480)  (1,584,162)  (2,009,634)
                         ------------  -----------  ------------  -----------  -----------  -----------  -----------
Net increase (decrease)
 in net assets
 resulting from policy
 related transactions .      (638,984)   2,662,470     1,283,364    4,936,991      593,454      369,004    3,710,899
                         ------------  -----------  ------------  -----------  -----------  -----------  -----------
Net increase in net
 assets ...............   135,174,199    3,597,208     1,678,638   14,257,001    5,125,527    5,060,671    9,365,393
NET ASSETS, AT
 BEGINNING OF THE
 PERIOD ...............   691,641,608   41,515,700    33,105,424   57,550,836   38,540,384   31,066,603   31,767,670
                         ------------  -----------  ------------  -----------  -----------  -----------  -----------
NET ASSETS, AT END OF
 THE PERIOD ...........  $826,815,807  $45,112,908  $ 34,784,062  $71,807,837  $43,665,911  $36,127,274  $41,133,063
                         ============  ===========  ============  ===========  ===========  ===========  ===========


                       See Notes to Financial Statements

                                                                                                    VARIABLE INSURANCE
                                                                                                       PRODUCTS FUND
------------------------------------------------------------------------------------------- -------------------------------------

   SMALL         U.S.                   EQUITY                     VENTURE        BOND        EQUITY-                     HIGH
    CAP       GOVERNMENT  BALANCED      GROWTH     INTERNATIONAL    VALUE     OPPORTUNITIES    INCOME      OVERSEAS      INCOME
   SUB-          SUB-       SUB-         SUB-         EQUITY        SUB-          SUB-          SUB-         SUB-         SUB-
  ACCOUNT      ACCOUNT    ACCOUNT      ACCOUNT     SUB- ACCOUNT    ACCOUNT       ACCOUNT      ACCOUNT       ACCOUNT     ACCOUNT
-----------   ---------- ----------  ------------  ------------- -----------  ------------- ------------  -----------  ----------
$  (110,409)   $ (1,190) $  (20,860) $   (108,809)  $  (23,546)  $  (126,568)   $ (5,614)   $  7,864,189  $ 5,953,773  $1,048,322
  5,781,227       2,815     624,195     8,070,870    1,278,519     5,481,653      19,055       6,073,543    4,872,479    (582,565)
-----------    --------  ----------  ------------   ----------   -----------    --------    ------------  -----------  ----------
  5,670,818       1,625     603,335     7,962,061    1,254,973     5,355,085      13,441      13,937,732   10,826,252     465,757
  4,312,164       --        681,446     4,059,732      783,837     4,929,980       --          6,389,053    4,503,263     596,395
  3,385,719       3,079     645,712     1,891,804     (425,321)    7,814,039     237,047       2,536,689     (568,397)  1,237,258
 (2,737,361)     10,348    (370,156)   (3,791,682)    (326,667)   (3,455,761)     69,865      (5,411,019)  (3,344,327)   (432,556)
-----------    --------  ----------  ------------   ----------   -----------    --------    ------------  -----------  ----------
  4,960,522      13,427     957,002     2,159,854       31,849     9,288,258     306,912       3,514,723      590,539   1,401,097
-----------    --------  ----------  ------------   ----------   -----------    --------    ------------  -----------  ----------
 10,631,340      15,052   1,560,337    10,121,915    1,286,822    14,643,343     320,353      17,452,455   11,416,791   1,866,854
 47,510,435     161,183   6,875,248    41,937,060    7,133,037    51,416,733     587,737     107,331,321   67,825,320   7,180,273
-----------    --------  ----------  ------------   ----------   -----------    --------    ------------  -----------  ----------
$58,141,775    $176,235  $8,435,585  $ 52,058,975   $8,419,859   $66,060,076    $908,090    $124,783,776  $79,242,111  $9,047,127
===========    ========  ==========  ============   ==========   ===========    ========    ============  ===========  ==========
 VARIABLE
INSURANCE
 PRODUCTS
 FUND II
----------- ---------------

  ASSET
 MANAGER
   SUB-
 ACCOUNT        TOTAL
----------- ---------------
$  823,607  $   13,895,752
  (307,469)    194,052,904
----------- ---------------
   516,138     207,948,656
   555,057     105,707,131
   128,327        --
  (249,718)    (69,132,084)
----------- ---------------
   433,666      36,575,047
----------- ---------------
   949,804     244,523,703
 5,448,878   1,268,595,450
----------- ---------------
$6,398,682  $1,513,119,153
=========== ===============

                   NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT
                                       OF
                       NEW ENGLAND LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS

             FOR THE THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED)

                                                                                     NEW ENGLAND ZENITH FUND
                        ------------------------------------------------------------------------------------------
                                                                                                         GROWTH
                          CAPITAL        BOND         MONEY        STOCK                    AVANTI         AND
                           GROWTH       INCOME       MARKET        INDEX       MANAGED      GROWTH       INCOME
                            SUB-         SUB-         SUB-         SUB-         SUB-         SUB-         SUB-
                          ACCOUNT       ACCOUNT      ACCOUNT      ACCOUNT      ACCOUNT      ACCOUNT      ACCOUNT
                        ------------  -----------  -----------  -----------  -----------  -----------  -----------
FROM OPERATING
 ACTIVITIES
Net investment income
 (loss)...............  $   (900,993) $   (54,992) $   358,933  $   (59,926) $   (47,755) $   (41,819) $   (34,298)
Net realized and
 unrealized gain
 (loss) on
 investments..........    15,131,908      (93,303)     --           787,234      602,535   (1,350,085)     302,413
                        ------------  -----------  -----------  -----------  -----------  -----------  -----------
 Net Increase
  (decrease) in net
  assets resulting
  from operations.....    14,230,915     (148,295)     358,933      727,308      554,780   (1,391,904)     268,115
FROM POLICY-RELATED
 TRANSACTIONS
Net premiums
 transferred from New
 England Life
 Insurance Company
 (Note 4).............    28,014,580    2,199,642   23,099,255    2,057,572    1,439,000    2,029,690    1,403,484
Net transfers (to)
 from other sub-
 accounts.............       (91,496)     107,865  (18,114,943)   2,988,353      387,696      717,709      789,760
Net transfers to New
 England Life
 Insurance Company....   (26,501,970)  (1,981,732)  (3,039,397)  (2,473,583)  (1,727,053)  (1,368,087)  (1,312,128)
                        ------------  -----------  -----------  -----------  -----------  -----------  -----------
Net Increase in net
 assets resulting from
 policy related
 transactions.........     1,421,114      325,775    1,944,915    2,572,342       99,643    1,379,312      881,116
                        ------------  -----------  -----------  -----------  -----------  -----------  -----------
Net increase
 (decrease) in net
 assets...............    15,652,029      177,480    2,303,848    3,299,650      654,423      (12,592)   1,149,231
NET ASSETS, AT
 BEGINNING OF THE
 PERIOD...............   524,999,620   32,750,856   29,812,279   31,327,162   28,585,004   22,491,360   17,171,696
                        ------------  -----------  -----------  -----------  -----------  -----------  -----------
NET ASSETS, AT END OF
 THE PERIOD...........  $540,651,649  $32,928,336  $32,116,127  $34,626,812  $29,239,427  $22,478,768  $18,320,927
                        ============  ===========  ===========  ===========  ===========  ===========  ===========


                       See Notes to Financial Statements

                                                                                                   VARIABLE INSURANCE
                                                                                                     PRODUCTS FUND
------------------------------------------------------------------------------------------ ------------------------------------

   SMALL         U.S.                  EQUITY                     VENTURE        BOND        EQUITY-                    HIGH
    CAP       GOVERNMENT  BALANCED     GROWTH     INTERNATIONAL    VALUE     OPPORTUNITIES   INCOME      OVERSEAS      INCOME
   SUB-          SUB-       SUB-        SUB-         EQUITY        SUB-          SUB-         SUB-         SUB-         SUB-
  ACCOUNT      ACCOUNT    ACCOUNT      ACCOUNT    SUB- ACCOUNT    ACCOUNT       ACCOUNT      ACCOUNT      ACCOUNT     ACCOUNT
-----------   ---------- ----------  -----------  ------------- -----------  ------------- -----------  -----------  ----------
$   (44,079)   $  (301)  $   (8,520) $   (46,253)  $   (8,754)  $   (38,400)   $   (571)   $ 8,736,275  $ 5,338,104  $  385,504
   (530,653)       (68)     (52,499)    (301,129)    (117,106)      146,749        (404)    (8,008,803)  (3,395,308)   (405,617)
-----------    -------   ----------  -----------   ----------   -----------    --------    -----------  -----------  ----------
   (574,732)      (369)     (61,019)    (347,382)    (125,860)      108,349        (975)       727,472    1,942,796     (20,113)
  2,614,881       --        479,012    3,485,633      537,259     2,235,369       --         6,078,065    4,309,590     471,412
  3,712,376      8,141      790,576    1,437,554      184,460     5,101,599     205,164      1,195,723      296,427     344,865
 (2,102,861)    (1,934)    (343,271)  (2,214,397)    (415,212)   (2,023,274)     (4,471)    (4,608,002)  (3,643,272)   (400,395)
-----------    -------   ----------  -----------   ----------   -----------    --------    -----------  -----------  ----------
  4,224,396      6,207      926,317    2,708,790      306,507     5,313,694     200,693      2,665,786      962,745     415,882
-----------    -------   ----------  -----------   ----------   -----------    --------    -----------  -----------  ----------
  3,649,664      5,838      865,298    2,361,408      180,647     5,422,043     199,718      3,393,258    2,905,541     395,769
 21,522,731     46,037    3,233,409   22,070,282    4,237,975    16,661,970      26,768     72,359,572   51,409,341   4,098,641
-----------    -------   ----------  -----------   ----------   -----------    --------    -----------  -----------  ----------
$25,172,395    $51,875   $4,098,707  $24,431,690   $4,418,622   $22,084,013    $226,486    $75,752,830  $54,314,882  $4,494,410
===========    =======   ==========  ===========   ==========   ===========    ========    ===========  ===========  ==========
 VARIABLE
INSURANCE
 PRODUCTS
 FUND II
----------- -------------

  ASSET
 MANAGER
   SUB-
 ACCOUNT       TOTAL
----------- -------------
$  521,740  $ 14,053,895
  (536,131)    2,179,733
----------- -------------
   (14,391)   16,233,628
   458,555    80,912,999
   (61,829)      --
  (135,879)  (54,296,918)
----------- -------------
   260,847    26,616,081
----------- -------------
   246,456    42,849,709
 3,580,095   886,384,798
----------- -------------
$3,826,551  $929,234,507
=========== =============

                  NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT
                                      OF
                      NEW ENGLAND LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS. New England Variable Life Separate Account (the "Account") of New England Life Insurance Company ("NELICO"), formerly New England Variable Life Insurance Company ("NEVLICO"), was established by NELICO's Board of Directors on January 31, 1983 in accordance with the regulations of the Delaware Insurance Department and is now operating in accordance with the regulations of the Commonwealth of Massachusetts Division of Insurance. The Account is registered as a unit investment trust under the Investment Company Act of 1940. The assets of the Account are owned by NELICO. The net assets of the Account are restricted from use in the ordinary business of NELICO.

Effective with the merger on August 30, 1996 of New England Mutual Life Insurance Company ("NEMLICO") and Metropolitan Life Insurance Company ("MLI"), NEMLICO ceased to exist, with MLI as the surviving company of the merger. NELICO then became an indirect wholly-owned subsidiary of MLI.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUB-ACCOUNTS. The Account has eighteen investment sub-accounts each of which invest in the shares of one portfolio of the New England Zenith Fund ("Zenith Fund"), the Variable Insurance Products Fund or the Variable Insurance Products Fund II. The portfolios of the Zenith Fund, the Variable Insurance Products Fund and the Variable Insurance Products Fund II in which the sub-accounts invest are referred to herein as the "Eligible Funds". The Zenith Fund, the Variable Insurance Products Fund and the Variable Insurance Products Fund II are diversified, open-end management investment companies. The Account purchases or redeems shares of the eighteen Eligible Funds based on the amount of net premiums invested in the Account, transfers among the sub-accounts, policy loans, surrender payments, and death benefit payments. The values of the shares of the Eligible Funds are determined as of the close of the New York Stock Exchange (normally 4:00 p.m. EST) on each day the Exchange is open for trading. Realized gains and losses on the sale of Eligible Funds' shares are computed on the basis of identified cost on the trade date. Income from dividends is recorded on the ex-dividend date. Charges for investment advisory fees and other expenses are reflected in the carrying value of the assets of the Eligible Funds.

3. MORTALITY AND EXPENSE RISK CHARGES. NELICO charges the Account for the mortality and expense risk NELICO assumes. The mortality risk assumed by NELICO is the risk that insureds may live for shorter periods of time than NELICO estimated when setting its cost of insurance charges. The expense risk assumed by NELICO is the risk that the deductions for sales and administrative charges may prove insufficient to cover actual cost. If these deductions are insufficient to cover the cost of the mortality and expense risk assumed by NELICO, NELICO absorbs the resulting losses and makes sufficient transfers to the Fund from its general assets. Conversely, if those deductions are more than sufficient after the establishment of any contingency reserves deemed prudent or required by law, the excess is retained by NELICO. Currently, the charges are made daily at an annual rate of .35% of the Account assets attributable to fixed premium ("Zenith Life") variable policies, .45% of the Account assets attributable to single premium ("Zenith Life One") variable life policies, .60% of the Account assets attributable to variable ordinary ("Zenith Life Plus", "Zenith Life Plus II" and "Zenith Variable Whole Life") life policies and limited payment ("Zenith Life Executive 65") variable life policies, .90% of the Account assets attributable to variable survivorship ("Zenith Survivorship Life") life policies, and .75% of the Account assets attributable to flexible premium ("Zenith Flexible Life") variable life policies. For the modified single premium ("American Gateway") variable life policies mortality and expense risk charges are not charged daily against the sub-account assets but are deducted from the policy cash values monthly at an annual rate of .90%.

4. NET PREMIUM TRANSFERS AND DEDUCTIONS FROM CASH VALUE. Certain deductions are made from each premium payment paid to NELICO to arrive at a net premium that is transferred to the Account. Certain deductions are made from cash value in the sub-accounts. These deductions, depending on the policy, could include sales loads, administrative charges, premium tax charges, risk charges, cost of insurance charges, and charges for rider benefits and special risk charges.

5. FEDERAL INCOME TAXES. For federal income tax purposes the Account's operations are included with those of NELICO. NELICO intends to make appropriate charges against the Account in the future if and when tax liabilities arise.

6. INVESTMENT ADVISERS. The adviser and sub-adviser for each series of the Zenith Fund are listed in the chart below. TNE Advisers, Inc., which is an indirect subsidiary of NELICO, Capital Growth Management Limited Partnership ("CGM"), and each of the sub-advisers are registered with the SEC as investment advisers under the Investment Advisers Act of 1940.

        SERIES                ADVISER                    SUB-ADVISER
        ------           ------------------ -------------------------------------
Capital Growth           CGM*                                --
Back Bay Advisors Money  TNE Advisers, Inc. Back Bay Advisors, L.P.*
 Market
Back Bay Advisors Bond   TNE Advisers, Inc. Back Bay Advisors, L.P.*
 Income
Back Bay Advisors        TNE Advisers, Inc. Back Bay Advisors, L.P.*
 Managed
Westpeak Stock Index     TNE Advisers, Inc. Westpeak Investment Advisors, L.P.*
Westpeak Growth and      TNE Advisers, Inc. Westpeak Investment Advisors, L.P.*
 Income
Loomis Sayles Avanti     TNE Advisers, Inc. Loomis, Sayles & Company, L.P.*
 Growth
Loomis Sayles Small Cap  TNE Advisers, Inc. Loomis, Sayles & Company, L.P.*
Loomis Sayles Balanced   TNE Advisers, Inc. Loomis, Sayles & Company, L.P.*
Morgan Stanley           TNE Advisers, Inc. Morgan Stanley Asset Management Inc.
 International Magnum
 Equity
Davis Venture Value      TNE Advisers, Inc. Davis Selected Advisers, L.P.
Alger Equity Growth      TNE Advisers, Inc. Fred Alger Management, Inc.
Salomon Brothers U.S.    TNE Advisers, Inc. Salomon Brothers Asset Management Inc
 Government
Salomon Brothers         TNE Advisers, Inc. Salomon Brothers Asset Management Inc
 Strategic Bond
 Opportunities

*  An affiliate of NELICO

Effective May 1, 1997 the Draycott International Equity Series was renamed the Morgan Stanley International Magnum Equity Series and a new Sub-advisory agreement between TNE Advisers, Inc. and Morgan Stanley Asset Management Inc. went into effect replacing the prior agreement between TNE Advisers, Inc. and Draycott Partners, Ltd.

On January 28, 1998, the Fund's Board of Trustees approved new advisory and subadvisory agreements (the "New Agreements") relating to the Loomis Sayles Avanti Growth Series between TNE Advisers, Inc. and the Fund on behalf of the Series, and between TNE Advisers, Inc. and Goldman Sachs Asset Management ("Goldman Sachs"), respectively. The New Agreements, which are subject to shareholder approval, are expected to become effective on or about May 1, 1998. Under the New Agreements, Goldman Sachs would become the subadviser of the Series, succeeding Loomis Sayles & Company, L.P., and would become responsible for the day-to-day management of the Series' investment operations under the oversight of TNE Advisers, Inc. Accordingly, the name of the Series would be changed to the "Goldman Sachs Midcap Value Series" at the time the New Agreements take effect. Goldman Sachs is a separate operating division of Goldman, Sachs & Co., a privately-owned global financial services company.

7. INVESTMENT PURCHASES AND SALES. The following table shows the aggregate cost of Eligible Fund shares purchased and proceeds from the sales of Eligible Fund shares for each sub-account for the year ended December 31, 1997:

                                                       PURCHASES      SALES
                                                      ------------ ------------
   Capital Growth Series                              $190,848,855 $152,123,058
   Back Bay Advisors Money Market Series               165,843,613  162,797,235
   Back Bay Advisors Bond Income Series                 19,577,841   13,951,014
   Back Bay Advisors Managed Series                     12,248,935    9,123,459
   Westpeak Stock Index Series                          31,190,566   13,926,513
   Westpeak Growth and Income Series                    16,870,544    7,986,008
   Loomis Sayles Avanti Growth Series                   14,966,505   10,913,924
   Loomis Sayles Small Cap Series                       35,774,167   14,288,925
   Loomis Sayles Balanced Series                         6,944,300    3,461,274
   Morgan Stanley International Magnum Equity Series     7,071,617    3,577,480
   Davis Venture Value Series                           41,982,387   11,519,957
   Alger Equity Growth Series                           27,712,451   13,170,766
   Salomon Brothers U.S. Government Series                 315,478      195,450
   Salomon Brothers Strategic Bond Opportunities
    Series                                                 711,406      148,625
   VIP Equity-Income Portfolio                          43,541,020   28,601,305
   VIP Overseas Portfolio                               33,752,160   24,396,016
   VIP High Income Portfolio                             5,573,049    2,765,596
   VIP II Asset Manager Portfolio                        3,323,050    2,105,248

8. NET INVESTMENT RETURNS. The following table shows the net investment return of the sub-account for each type of variable life insurance policy investing in the Account. The net investment return reflects the appropriate mortality and expense risk charge against sub-account assets, where applicable, for each type of variable life insurance policy shown (in the case of American Gateway Series, the mortality and expense risk charge is deducted monthly from the cash values rather than daily from sub-account assets and, therefore, does not impact sub-account net investment returns). These figures do not reflect charges deducted from premiums and the cash values of the policies. Such charges will affect the actual cash values and benefits of the policies. Certain amounts have been restated to conform with the current calculation of net investment return to provide greater comparability with industry convention.

FIXED PREMIUM ("ZENITH LIFE") POLICIES

                                                 NET INVESTMENT RETURN OF THE SUB-ACCOUNTS
                         -----------------------------------------------------------------------------------------
                         1/1/88-  1/1/89-  1/1/90-  1/1/91-  1/1/92-  1/1/93-  1/1/94-  1/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT              12/31/88 12/31/89 12/31/90 12/31/91 12/31/92 12/31/93 12/31/94 12/31/95 12/31/96 12/31/97
-----------              -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
Capital Growth..........  (9.11%)  30.30%   (3.82%)  53.45%   (6.38%)  14.57%   (7.39%)  37.55%   20.65%   23.05%
Bond Income.............   7.99%   11.91%    7.71%   17.55%    7.80%   12.22%   (3.70%)  20.78%    4.24%   10.50%
Money Market............   7.14%    8.87%    7.81%    5.84%    3.43%    2.61%    3.61%    5.33%    4.76%    4.97%
                         1/1/88-  1/1/89-  1/1/90-  1/1/91-  1/1/92-  1/1/93-  1/1/94-  1/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT              12/31/88 12/31/89 12/31/90 12/31/91 12/31/92 12/31/93 12/31/94 12/31/95 12/31/96 12/31/97
-----------              -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
Stock Index.............  15.93%   29.70%   (4.48%)  29.98%    6.92%    9.34%    0.76%   36.44%   22.04%   32.03%
Managed.................   9.10%   18.67%    2.85%   19.75%    6.33%   10.26%   (1.46%)  30.81%   14.62%   26.12%
                                                                      4/30/93- 1/1/94-  1/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT                                                           12/31/93 12/31/94 12/31/95 12/31/96 12/31/97
-----------                                                           -------- -------- -------- -------- --------
Avanti Growth........................................................  14.47%   (0.62%)  29.90%   17.20%   16.91%
Growth and Income....................................................  13.97%   (1.55%)  35.99%   17.68%   33.01%
                                                                      4/30/93- 1/1/94-  1/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT                                                           12/31/93 12/31/94 12/31/95 12/31/96 12/31/97
-----------                                                           -------- -------- -------- -------- --------
Equity-Income........................................................   9.29%    6.69%   34.62%   13.88%   27.66%
Overseas.............................................................  14.57%    1.37%    9.30%   12.82%   11.17%
                                                                               5/2/94-  1/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT                                                                    12/31/94 12/31/95 12/31/96 12/31/97
-----------                                                                    -------- -------- -------- --------
Small Cap.....................................................................  (3.45%)  28.40%   30.22%   24.42%
                                                                               8/31/94- 1/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT                                                                    12/31/94 12/31/95 12/31/96 12/31/97
-----------                                                                    -------- -------- -------- --------
High Income...................................................................  (0.58%)  20.18%   13.63%   17.26%
Asset Manager.................................................................  (4.41%)  16.55%   14.20%   20.23%
                                                                                        5/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT                                                                             12/31/95 12/31/96 12/31/97
-----------                                                                             -------- -------- --------
Equity Growth..........................................................................  24.84%   12.78%   25.19%
Balanced...............................................................................  13.75%   16.50%   15.77%
International Equity...................................................................   3.85%    6.30%   (1.64%)
Venture Value..........................................................................  21.64%   25.40%   33.03%

SINGLE PREMIUM ("ZENITH LIFE ONE") POLICIES

                                                 NET INVESTMENT RETURN OF THE SUB-ACCOUNTS
                         -----------------------------------------------------------------------------------------
                         1/1/88-  1/1/89-  1/1/90-  1/1/91-  1/1/92-  1/1/93-  1/1/94-  1/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT              12/31/88 12/31/89 12/31/90 12/31/91 12/31/92 12/31/93 12/31/94 12/31/95 12/31/96 12/31/97
-----------              -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
Capital Growth..........  (9.20%)  30.17%   (3.91%)  53.29%   (6.47%)  14.46%   (7.38%)  37.41%   20.53%   22.92%
Bond Income.............   7.88%   11.79%    7.60%   17.43%    7.69%   12.10%   (3.80%)  20.66%    4.14%   10.39%
Money Market............   7.03%    8.77%    7.71%    5.74%    3.33%    2.51%    3.35%    5.23%    4.65%    4.87%
                         1/1/88-  1/1/89-  1/1/90-  1/1/91-  1/1/92-  1/1/93-  1/1/94-  1/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT              12/31/88 12/31/89 12/31/90 12/31/91 12/31/92 12/31/93 12/31/94 12/31/95 12/31/96 12/31/97
-----------              -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
Stock Index.............  15.82%   29.57%   (4.58%)  29.85%    6.81%    9.23%    0.66%   36.30%   21.91%   31.90%
Managed.................   8.99%   18.55%    2.75%   19.63%    6.22%   10.15%   (1.56%)  30.67%   14.51%   25.99%
                                                                      4/30/93- 1/1/94-  1/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT                                                           12/31/93 12/31/94 12/31/95 12/31/96 12/31/97
-----------                                                           -------- -------- -------- -------- --------
Avanti Growth........................................................  14.39%   (0.72%)  29.77%   17.08%   16.80%
Growth and Income....................................................  13.90%   (1.65%)  35.85%   17.56%   32.87%
                                                                      4/30/93- 1/1/94-  1/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT                                                           12/31/93 12/31/94 12/31/95 12/31/96 12/31/97
-----------                                                           -------- -------- -------- -------- --------
Equity Income........................................................   9.22%    6.59%   34.49%   13.77%   27.53%
Overseas.............................................................  14.49%    1.27%    9.19%   12.70%   11.05%
                                                                               5/2/94-  1/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT                                                                    12/31/94 12/31/95 12/31/96 12/31/97
-----------                                                                    -------- -------- -------- --------
Small Cap.....................................................................  (3.52%)  28.27%   30.09%   24.29%
                                                                               8/31/94- 1/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT                                                                    12/31/94 12/31/95 12/31/96 12/31/97
-----------                                                                    -------- -------- -------- --------
High Income...................................................................  (0.61%)  20.06%   13.52%   17.14%
Asset Manager.................................................................  (4.45%)  16.43%   14.09%   20.11%
                                                                                        5/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT                                                                             12/31/95 12/31/96 12/31/97
-----------                                                                             -------- -------- --------
Equity Growth..........................................................................  24.76%   12.66%   25.06%
Balanced...............................................................................  13.67%   16.39%   15.66%
International Equity...................................................................   3.79%    6.19%   (1.74%)
Venture Value..........................................................................  21.56%   25.27%   32.90%

VARIABLE ORDINARY ("ZENITH LIFE PLUS", "ZENITH LIFE PLUS II" AND "ZENITH VARIABLE WHOLE LIFE") AND
LIMITED PAYMENT ("ZENITH LIFE EXECUTIVE 65") POLICIES

                                                 NET INVESTMENT RETURN OF THE SUB-ACCOUNTS
                         -----------------------------------------------------------------------------------------
                         1/1/88-  1/1/89-  1/1/90-  1/1/91-  1/1/92-  1/1/93-  1/1/94-  1/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT              12/31/88 12/31/89 12/31/90 12/31/91 12/31/92 12/31/93 12/31/94 12/31/95 12/31/96 12/31/97
-----------              -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
Capital Growth..........  (9.34%)  29.98%   (4.06%)  53.06%   (6.61%)  14.28%   (7.62%)  37.21%   20.34%   22.74%
Bond Income.............   7.72%   11.63%    7.44%   17.25%    7.53%   11.94%   (3.94%)  20.47%    3.98%   10.23%
Money Market............   6.87%    8.60%    7.54%    5.58%    3.18%    2.36%    3.35%    5.07%    4.50%    4.71%
                         1/1/88-  1/1/89-  1/1/90-  1/1/91-  1/1/92-  1/1/93-  1/1/94-  1/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT              12/31/88 12/31/89 12/31/90 12/31/91 12/31/92 12/31/93 12/31/94 12/31/95 12/31/96 12/31/97
-----------              -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
Stock Index.............  15.65%   29.37%   (4.72%)  29.65%    6.65%    9.07%    0.51%   36.10%   21.73%   31.70%
Managed.................   8.83%   18.37%    2.59%   19.45%    6.06%    9.99%   (1.70%)  30.48%   14.34%   25.81%
                                                                      4/30/93- 1/1/94-  1/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT                                                           12/31/93 12/31/94 12/31/95 12/31/96 12/31/97
-----------                                                           -------- -------- -------- -------- --------
Avanti Growth........................................................  14.28%   (0.87%)  29.57%   16.90%   16.62%
Growth and Income....................................................  13.78%   (1.80%)  35.65%   17.38%   32.67%
                                                                      4/30/93- 1/1/94-  1/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT                                                           12/31/93 12/31/94 12/31/95 12/31/96 12/31/97
-----------                                                           -------- -------- -------- -------- --------
Equity-Income........................................................   9.11%    6.43%   34.29%   13.59%   27.34%
Overseas.............................................................  14.38%    1.12%    9.02%   12.53%   10.89%
                                                                               5/2/94-  1/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT                                                                    12/31/94 12/31/95 12/31/96 12/31/97
-----------                                                                    -------- -------- -------- --------
Small Cap.....................................................................  (3.61%)  28.08%   29.90%   24.11%
                                                                               8/31/94- 1/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT                                                                    12/31/94 12/31/95 12/31/96 12/31/97
-----------                                                                    -------- -------- -------- --------
High Income...................................................................  (0.66%)  19.88%   13.35%   16.96%
Asset Manager.................................................................  (4.49%)  16.26%   13.91%   19.93%
                                                                                        5/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT                                                                             12/31/95 12/31/96 12/31/97
-----------                                                                             -------- -------- --------
Equity Growth..........................................................................  24.64%   12.49%   24.88%
Balanced...............................................................................  13.56%   16.21%   15.48%
International Equity...................................................................   3.68%    6.03%   (1.89%)
Venture Value..........................................................................  21.44%   25.08%   32.70%

VARIABLE SURVIVORSHIP ("ZENITH SURVIVORSHIP LIFE") POLICIES

                                                 NET INVESTMENT RETURN OF THE SUB-ACCOUNTS
                         -----------------------------------------------------------------------------------------
                         1/1/88-  1/1/89-  1/1/90-  1/1/91-  1/1/92-  1/1/93-  1/1/94-  1/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT              12/31/88 12/31/89 12/31/90 12/31/91 12/31/92 12/31/93 12/31/94 12/31/95 12/31/96 12/31/97
-----------              -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
Capital Growth..........  (9.61%)  29.59%   (4.35%)  52.61%   (6.90%)  13.94%   (7.90%)  36.80%   19.98%   22.37%
Bond Income.............   7.40%   11.29%    7.11%   16.90%    7.21%   11.60%   (4.23%)  20.12%    3.67%    9.90%
Money Market............   6.55%    8.28%    7.22%    5.26%    2.87%    2.05%    3.04%    4.75%    4.18%    4.39%
                         1/1/88-  1/1/89-  1/1/90-  1/1/91-  1/1/92-  1/1/93-  1/1/94-  1/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT              12/31/88 12/31/89 12/31/90 12/31/91 12/31/92 12/31/93 12/31/94 12/31/95 12/31/96 12/31/97
-----------              -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
Stock Index.............  15.30%   28.99%   (5.01%)  29.27%    6.33%    8.74%    0.21%   35.69%   21.36%   31.31%
Managed.................   8.50%   18.02%    2.28%   19.10%    5.74%    9.69%   (2.00%)  30.09%   13.99%   25.43%
                                                                      4/30/93- 1/1/94-  1/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT                                                           12/31/93 12/31/94 12/31/95 12/31/96 12/31/97
-----------                                                           -------- -------- -------- -------- --------
Avanti Growth........................................................  14.05%   (1.16%)  29.19%   16.55%   16.27%
Growth and Income....................................................  13.55%   (2.09%)  35.25%   17.03%   32.28%
                                                                      4/30/93- 1/1/94-  1/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT                                                           12/31/93 12/31/94 12/31/95 12/31/96 12/31/97
-----------                                                           -------- -------- -------- -------- --------
Equity-Income........................................................   8.89%    6.11%   33.89%   13.25%   26.96%
Overseas.............................................................  14.15%    0.82%    8.70%   12.19%   10.56%
                                                                               5/2/94-  1/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT                                                                    12/31/94 12/31/95 12/31/96 12/31/97
-----------                                                                    -------- -------- -------- --------
Small Cap.....................................................................  (3.80%)  27.69%   29.50%   23.73%
                                                                               8/31/94- 1/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT                                                                    12/31/94 12/31/95 12/31/96 12/31/97
-----------                                                                    -------- -------- -------- --------
High Income...................................................................  (0.76%)  19.53%   13.00%   16.61%
Asset Manager.................................................................  (4.59%)  15.91%   13.57%   19.57%
                                                                                        5/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT                                                                             12/31/95 12/31/96 12/31/97
-----------                                                                             -------- -------- --------
Equity Growth..........................................................................  24.39%   12.15%   24.50%
Balanced...............................................................................  13.33%   15.86%   15.14%
International Equity...................................................................   3.48%    5.71%   (2.18%)
Venture Value..........................................................................  21.20%   24.71%   32.30%

FLEXIBLE PREMIUM ("ZENITH FLEXIBLE LIFE") POLICIES

                                                 NET INVESTMENT RETURN OF THE SUB-ACCOUNTS
                         -----------------------------------------------------------------------------------------
                         1/1/88-  1/1/89-  1/1/90-  1/1/91-  1/1/92-  1/1/93-  1/1/94-  1/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT              12/31/88 12/31/89 12/31/90 12/31/91 12/31/92 12/31/93 12/31/94 12/31/95 12/31/96 12/31/97
-----------              -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
Capital Growth..........  (9.47%)  31.88%   (5.73%)  52.83%   (6.75%)  14.11%   (7.76%)  37.00%   20.16%   22.56%
Bond Income.............   7.56%   11.46%    7.28%   17.08%    7.37%   11.77%   (4.08%)  20.29%    3.82%   10.06%
Money Market............   6.71%    8.44%    7.38%    5.42%    3.02%    2.20%    3.20%    4.91%    4.34%    4.55%
                         1/1/88-  1/1/89-  1/1/90-  1/1/91-  1/1/92-  1/1/93-  1/1/94-  1/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT              12/31/88 12/31/89 12/31/90 12/31/91 12/31/92 12/31/93 12/31/94 12/31/95 12/31/96 12/31/97
-----------              -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
Stock Index.............  15.47%   29.18%   (4.86%)  29.46%    6.49%    8.90%    0.36%   35.90%   21.55%   31.51%
Managed.................   8.67%   18.20%    2.44%   19.28%    5.90%    9.82%   (1.85%)  30.28%   14.16%   25.62%
                                                                      4/30/93- 1/1/94-  1/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT                                                           12/31/93 12/31/94 12/31/95 12/31/96 12/31/97
-----------                                                           -------- -------- -------- -------- --------
Avanti Growth........................................................  14.16%   (1.01%)  29.38%   16.72%   16.45%
Growth and Income....................................................  13.67%   (1.94%)  35.45%   17.21%   32.47%
                                                                      4/30/93- 1/1/94-  1/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT                                                           12/31/93 12/31/94 12/31/95 12/31/96 12/31/97
-----------                                                           -------- -------- -------- -------- --------
Equity-Income........................................................   9.00%    6.27%   34.09%   13.42%   27.15%
Overseas.............................................................  14.26%    0.97%    8.86%   12.36%   10.72%
                                                                               5/2/94-  1/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT                                                                    12/31/94 12/31/95 12/31/96 12/31/97
-----------                                                                    -------- -------- -------- --------
Small Cap.....................................................................  (3.71%)  27.88%   29.70%   23.92%
                                                                               8/31/94- 1/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT                                                                    12/31/94 12/31/95 12/31/96 12/31/97
-----------                                                                    -------- -------- -------- --------
High Income...................................................................  (0.71%)  19.71%   13.17%   16.79%
Asset Manager.................................................................  (4.54%)  16.08%   13.74%   19.75%
                                                                                        5/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT                                                                             12/31/95 12/31/96 12/31/97
-----------                                                                             -------- -------- --------
Equity Growth..........................................................................  24.51%   12.32%   24.69%
Balanced...............................................................................  13.44%   16.03%   15.31%
International Equity...................................................................   3.58%    5.87%   (2.04%)
Venture Value..........................................................................  21.32%   24.89%   32.50%

MODIFIED SINGLE PREMIUM ("AMERICAN GATEWAY") POLICIES

                                                 NET INVESTMENT RETURN OF THE SUB-ACCOUNTS
                         -----------------------------------------------------------------------------------------
                         1/1/88-  1/1/89-  1/1/90-  1/1/91-  1/1/92-  1/1/93-  1/1/94-  1/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT              12/31/88 12/31/89 12/31/90 12/31/91 12/31/92 12/31/93 12/31/94 12/31/95 12/31/96 12/31/97
-----------              -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
Bond Income.............   8.37%   12.30%    8.09%   17.96%   8.18%    12.61%   (3.36%)  21.20%    4.61%   10.89%
Money Market............   7.52%    9.25%    8.19%    6.21%   3.80%     2.97%    3.97%    5.70%    5.13%    5.34%
                         1/1/88-  1/1/89-  1/1/90-  1/1/91-  1/1/92-  1/1/93-  1/1/94-  1/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT              12/31/88 12/31/89 12/31/90 12/31/91 12/31/92 12/31/93 12/31/94 12/31/95 12/31/96 12/31/97
-----------              -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
Stock Index.............  16.34%   30.15%   (4.14%)  30.43%   7.30%     9.72%    1.12%   36.92%   22.47%   32.50%
Managed.................   9.48%   19.08%    3.21%   20.17%   6.70%    10.65%   (1.11%)  31.26%   15.03%   26.56%
                                                                      4/30/93- 1/1/94-  1/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT                                                           12/31/93 12/31/94 12/31/95 12/31/96 12/31/97
-----------                                                           -------- -------- -------- -------- --------
Avanti Growth........................................................  14.74%   (0.27%)  30.35%   17.61%   17.32%
Growth and Income....................................................  14.24%   (1.21%)  36.47%   18.10%   33.47%
                                                                               5/2/94-  1/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT                                                                    12/31/94 12/31/95 12/31/96 12/31/97
-----------                                                                    -------- -------- -------- --------
Small Cap.....................................................................  (3.23%)  28.84%   30.68%   24.85%
                                                                                        5/1/95-  1/1/96-  1/1/97-
SUB-ACCOUNT                                                                             12/31/95 12/31/96 12/31/97
-----------                                                                             -------- -------- --------
Equity Growth..........................................................................  25.13%   13.17%   25.63%
Balanced...............................................................................  14.01%   16.91%   16.18%
International Equity...................................................................   4.01%    6.67%   (1.30%)
Venture Value..........................................................................  21.92%   25.84%   33.50%
                                                                                                 6/28/96- 1/1/97-
SUB-ACCOUNT                                                                                      12/31/96 12/31/97
-----------                                                                                      -------- --------
U.S. Government.................................................................................   4.55%    8.47%
Strategic Bond Opportunities....................................................................   8.46%   11.07%

  The net investment return of a sub-account is calculated by taking the difference between the sub-account's ending value and the beginning value for the period and dividing it by the beginning value for the period.

NEW ENGLAND LIFE INSURANCE COMPANY

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated balance sheets of New England Life Insurance Company (formerly New England Variable Life Insurance Company) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of earnings, equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the New England Life Insurance Company and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

In 1996, as discussed in Note 1 to the financial statements, the Company (1) adopted all applicable generally accepted accounting principles as required for mutual life insurance enterprises (or wholly-owned stock life insurance company subsidiaries of mutual life insurance enterprises) by Interpretation No. 40, Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises, and Statement of Financial Accounting Standards No. 120, Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long Duration Participating Policies; and (2) reflected the effects of the changes in corporate organizations.

The consolidated statements of earnings, equity, and cash flows for the period ended December 31, 1995 present the combination of the individual financial statements of New England Variable Life Insurance Company and other entities listed in Note 1. Such individual financial statements were audited by other auditors before the applicable effects of the changes described in the paragraph above and their reports on the financial statements of each of the insurance entities listed in Note 1 expressed an adverse opinion as to the conformity with generally accepted accounting principles and an unqualified opinion as to conformity with statutory principles and their reports on the financial statements of each of the other entities expressed an unqualified opinion. We have audited the adjustments that were applied to restate the 1995 financial statements to reflect the effects of the changes for the adoption of generally accepted accounting principles and the changes in corporate organization as described in Note 1. In our opinion, such adjustments are appropriate and have been properly applied.

DELOITTE & TOUCHE LLP

February 17, 1998
Boston, Massachusetts

NEW ENGLAND LIFE INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS

(DOLLARS IN THOUSANDS)

                                                   DECEMBER 31,
                                               ---------------------  MARCH 31,
                                         NOTES    1997       1996       1998
                                         ----- ---------- ---------- -----------
                                                                     (UNAUDITED)
ASSETS
Investments:
 Fixed Maturities:
  Available for Sale, at Estimated Fair
   Value...............................  2,11  $  734,391 $  524,285 $  747,114
  Held to Maturity, at Amortized Cost..    2           --     29,666         --
 Equity Securities.....................  2,11       9,399         --     12,020
 Policy Loans..........................   11      104,783     76,263    112,789
 Real Estate...........................             2,757      1,702         --
 Short-Term Investments................   11       27,944    156,560     15,296
 Other Invested Assets.................            24,349     12,956     21,869
                                               ---------- ---------- ----------
    Total Investments..................           903,623    801,432    909,088
Cash and Cash Equivalents..............   11       74,148     49,147     54,591
Deferred Policy Acquisition Costs......           565,769    434,637    606,466
Accrued Investment Income..............            18,712     13,713     21,515
Premiums and Other Receivables.........    4       63,036      5,941     72,923
Other Assets...........................            62,326     95,106     83,906
Separate Account Assets................         1,988,225  1,206,959  2,402,826
                                               ---------- ---------- ----------
    TOTAL ASSETS.......................        $3,675,839 $2,606,935 $4,151,315
                                               ========== ========== ==========
LIABILITIES AND EQUITY
LIABILITIES
Future Policy Benefits.................    4   $  500,429 $  464,889 $  526,569
Policyholder Account Balances..........  4,11     240,411    181,594    255,999
Other Policyholder Funds...............   11        8,380      2,071     11,283
Policyholder Dividends Payable.........            14,719      9,018     14,841
Short and Long-Term Debt...............  8,11      85,981     84,057     85,121
Income Taxes Payable:                      5
 Current...............................             9,102      6,272     11,877
 Deferred..............................            42,066     39,463     42,350
Due to Parent..........................           107,337     40,225    122,523
Other Liabilities......................            45,647     21,965     43,256
Separate Account Liabilities...........         1,988,225  1,206,959  2,402,826
                                               ---------- ---------- ----------
    TOTAL LIABILITIES..................         3,042,297  2,056,513  3,516,645
                                               ---------- ---------- ----------
Commitments and Contingencies (Notes 2,
 4, 8 and 9)
EQUITY
Common Stock, $125.00 par value; 50,000
 shares authorized, 20,000 shares
 issued and outstanding................             2,500      2,500      2,500
Contributed Capital....................           545,477    497,946    545,537
Retained Earnings......................            68,218     46,249     69,708
Net Unrealized Investment Gains........    3       17,347      3,727     16,925
                                               ---------- ---------- ----------
    TOTAL EQUITY.......................   12      633,542    550,422    634,670
                                               ---------- ---------- ----------
TOTAL LIABILITIES AND EQUITY...........        $3,675,839 $2,606,935 $4,151,315
                                               ========== ========== ==========

          See accompanying notes to consolidated financial statements.

NEW ENGLAND LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF EARNINGS

(DOLLARS IN THOUSANDS)

                                        YEARS ENDED DECEMBER 31,   THREE MONTHS
                                       --------------------------     ENDED
                                 NOTES   1997     1996     1995   MARCH 31, 1998
                                 ----- -------- -------- -------- --------------
                                                                   (UNAUDITED)
REVENUES
Premiums.......................    4   $ 63,616 $ 37,410 $ 38,566    $ 41,498
Universal Life and Investment-
 Type Product Policy Fee
 Income........................         145,157  101,756   79,371      32,684
Net Investment Income..........    3     61,059   49,628   41,815      15,020
Investment Gains (Losses), Net.    3        890    8,822   10,514         265
Commissions, Fees and Other
 Income........................          28,302   44,930   34,555      13,969
                                       -------- -------- --------    --------
  TOTAL REVENUES...............         299,024  242,546  204,821     103,436
                                       -------- -------- --------    --------
BENEFITS AND OTHER DEDUCTIONS
Policyholder Benefits..........    4    100,180   65,520   55,810      34,475
Interest Credited to
 Policyholder Account Balances.           6,220    5,558    2,564       1,893
Policyholder Dividends.........          21,325   14,830   13,954       4,855
Other Operating Costs and
 Expenses......................   10    144,342  143,886   99,424      59,976
                                       -------- -------- --------    --------
  TOTAL BENEFITS AND OTHER
   DEDUCTIONS..................         272,067  229,794  171,752     101,199
                                       -------- -------- --------    --------
Earnings from Operations before
 Income Taxes..................          26,957   12,752   33,069       2,237
Income Taxes...................    5      4,988    3,051   12,303         747
                                       -------- -------- --------    --------
NET EARNINGS...................        $ 21,969 $  9,701 $ 20,766    $  1,490
                                       ======== ======== ========    ========

          See accompanying notes to consolidated financial statements.

NEW ENGLAND LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (DOLLARS IN THOUSANDS)

                                    COMMON
                                    STOCK &            NET UNREALIZED
                                  CONTRIBUTED RETAINED   INVESTMENT
                                    CAPITAL   EARNINGS GAINS (LOSSES)  TOTAL
                                  ----------- -------- -------------- --------
BALANCES AT DECEMBER 31, 1994....  $228,057   $15,782     $   (670)   $243,169
Net Earnings.....................        --    20,766           --      20,766
Change in Net Unrealized Invest-
 ment Gains (Losses).............        --        --       27,026      27,026
Contributed Capital..............    63,543        --           --      63,543
                                   --------   -------     --------    --------
BALANCES AT DECEMBER 31, 1995....   291,600    36,548       26,356     354,504
Net Earnings.....................        --     9,701           --       9,701
Change in Net Unrealized Invest-
 ment Gains (Losses).............        --        --      (22,629)    (22,629)
Contributed Capital..............   208,846        --           --     208,846
                                   --------   -------     --------    --------
BALANCES AT DECEMBER 31, 1996....   500,446    46,249        3,727     550,422
Net Earnings.....................        --    21,969           --      21,969
Change in Net Unrealized Invest-
 ment Gains (Losses).............        --        --       13,620      13,620
Contributed Capital..............    47,531        --           --      47,531
                                   --------   -------     --------    --------
BALANCES AT DECEMBER 31, 1997....  $547,977   $68,218     $ 17,347    $633,542
                                   ========   =======     ========    ========

FOR THE THREE MONTHS ENDED MARCH 31, 1998 (DOLLARS IN THOUSANDS)
(UNAUDITED)

                                    COMMON
                                    STOCK &            NET UNREALIZED
                                  CONTRIBUTED RETAINED   INVESTMENT
                                    CAPITAL   EARNINGS GAINS (LOSSES)  TOTAL
                                  ----------- -------- -------------- --------
BALANCE AT DECEMBER 31, 1997.....  $547,977   $68,218     $17,347     $633,542
Net Earnings.....................        --     1,490          --        1,490
Change in Net Unrealized
 Investment Gains (Losses).......        --        --        (422)        (422)
Contributed Capital..............        60        --          --           60
                                   --------   -------     -------     --------
BALANCE AT MARCH 31, 1998........  $548,037   $69,708     $16,925     $634,670
                                   ========   =======     =======     ========

          See accompanying notes to consolidated financial statements.

NEW ENGLAND LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(DOLLARS IN THOUSANDS)

                                                                    THREE MONTHS
                                     YEARS ENDED DECEMBER 31,          ENDED
                                   -------------------------------   MARCH 31,
                                     1997       1996       1995         1998
                                   ---------  ---------  ---------  ------------
                                                                    (UNAUDITED)
NET CASH USED BY OPERATING
 ACTIVITIES......................  $(121,838) $ (85,674) $(111,834)   $(59,097)
                                   ---------  ---------  ---------    --------
Cash Flows from Investing
 Activities:
 Sales, Maturities and Repayments
  of:
 Available for Sale Fixed
  Maturities.....................    178,003    276,420    538,297      12,763
 Held to Maturity Fixed
  Maturities.....................         --     10,519        625          --
 Mortgage Loans on Real Estate...         --      2,210         12          --
 Other, Net......................        128         --         --          --
 Purchases of:
 Available for Sale Fixed
  Maturities.....................   (326,059)  (259,713)  (983,518)    (12,446)
 Real Estate.....................         --       (480)        --          --
 Fixed Asset Property and
  Equipment......................       (101)    (3,786)        --          --
 Other Assets....................         --    (11,024)       (15)         --
 Net Change in Short-Term
  Investments....................    128,616   (135,731)   379,325      17,361
 Net Change in Policy Loans......    (28,520)   (18,052)   (14,243)     (8,006)
 Other, Net......................        177         67       (114)     (1,793)
                                   ---------  ---------  ---------    --------
NET CASH USED BY INVESTING
 ACTIVITIES......................    (47,756)  (139,570)   (79,631)     (7,879)
                                   ---------  ---------  ---------    --------
Cash Flows from Financing
 Activities:
 Capital Contributions...........     46,681    159,162      9,515          60
 Borrowed Money..................     (3,181)        --     25,000      (2,208)
 Policyholder Account Balances
 Deposits........................    244,338    482,552    281,762      63,575
 Withdrawals.....................    (95,066)  (364,933)  (148,403)    (31,231)
 Financial Reinsurance
  Receivables....................      1,823    (37,519)        --       1,465
                                   ---------  ---------  ---------    --------
NET CASH PROVIDED BY FINANCING
 ACTIVITIES......................    194,595    239,262    167,874      31,661
                                   ---------  ---------  ---------    --------
Change in Cash and Cash
 Equivalents.....................     25,001     14,018    (23,591)    (19,557)
Cash and Cash Equivalents,
 Beginning of Year...............     49,147     35,129     58,720      74,148
                                   ---------  ---------  ---------    --------
CASH AND CASH EQUIVALENTS, END OF
 YEAR............................  $  74,148  $  49,147  $  35,129    $ 54,591
                                   =========  =========  =========    ========
Supplemental Cash Flow
 Information:
 Interest Paid...................  $   1,495  $   1,523  $   1,277    $    374
                                   =========  =========  =========    ========
 Income Taxes Paid...............  $   5,470  $   4,721  $   6,765    $  2,612
                                   =========  =========  =========    ========
NET EARNINGS.....................  $  21,969  $   9,701  $  20,766    $  1,490
Adjustments to Reconcile Net
 Earnings to Net Cash Provided by
 (Used in) Operating Activities:
 Change in Deferred Policy
  Acquisition Costs, Net.........   (140,578)   (68,626)   (45,823)    (41,846)
 Change in Accrued Investment
  Income.........................     (4,999)       909    (11,507)     (2,803)
 Change in Premiums and Other
  Receivables....................    (57,095)     4,370     (4,073)     (9,887)
 Gains from Sales of Investments,
  Net............................       (890)   (15,979)   (21,980)        265
 Depreciation and Amortization
  Expenses.......................     10,085      4,120      5,725       2,521
 Interest Credited to
  Policyholder Account Balances..      6,220      5,558      2,565       1,893
 Universal Life and Investment-
  Type Product Policy Fee Income.         --   (101,756)   (79,371)         --
 Change in Future Policy
  Benefits.......................     35,540     18,202     14,539      26,140
 Change in Other Policyholder
  Funds..........................      6,309       (283)     1,789      15,588
 Change in Policyholder Dividends
  Payable........................      5,701      1,671        114        (122)
 Change in Income Taxes Payable..      1,674     (6,634)    10,211         284
 Other, Net......................     (5,774)    63,073     (4,789)    (52,620)
                                   ---------  ---------  ---------    --------
NET CASH USED BY OPERATING
 ACTIVITIES......................  $(121,838) $ (85,674) $(111,834)   $(59,097)
                                   =========  =========  =========    ========

          See accompanying notes to consolidated financial statements.

NEW ENGLAND LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (DOLLARS IN THOUSANDS, EXCEPT AS NOTED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

New England Life Insurance Company and its subsidiaries (the Company) is a wholly-owned stock life insurance subsidiary of Metropolitan Life Insurance Company (MetLife). The Company principally provides variable life insurance and variable annuity products through a network of general agencies located throughout the United States. The Company also provides participating traditional life insurance, annuity contracts, pension products, as well as, group life, group medical, and group disability coverage.

Prior to the merger of New England Mutual Life Insurance Company (NEMLICO) with MetLife on August 30, 1996, New England Life Insurance Company (NELICO), formerly known as New England Variable Life Insurance Company (NEVLICO) was a subsidiary of NEMLICO. NEMLICO was merged directly into MetLife and ceased to exist as a separate mutual life insurance company. In conjunction with the merger, NEVLICO became a subsidiary of MetLife and changed its name to New England Life Insurance Company. NELICO has continued after the merger to conduct its existing businesses and is also administering the business activities of the former parent NEMLICO. (Note 13)

NELICO is headquartered in Boston, Massachusetts and became a Massachusetts chartered company through a legal process known as redomestication. Prior to the merger, NEVLICO was organized under Delaware law. The capital structure of NELICO continues in the same form subsequent to the merger with common stock authorized at 50,000 shares and 20,000 shares issued and outstanding with a par value of $125 per share. MetLife made an additional statutory capital contribution to NELICO at the merger date totaling $208,846 consisting of $129,254 of cash and $79,592 of bonds, real estate, mortgages, common stock of affiliates and furniture and equipment. Prior to the merger, NELICO received a capital contribution from NEMLICO for $20,000 in cash. MetLife made an additional statutory capital contribution to NELICO of $50,000 in cash during 1997, which was offset by $2,469 of returned capital.

Certain companies that were subsidiaries of NEMLICO became subsidiaries of NELICO as of the merger. The principal subsidiaries of which NELICO owns 100% of the outstanding common stock are: Exeter Reassurance Company, Ltd., New England Pension and Annuity Company, and Newbury Insurance Company, Limited, for insurance operations and New England Securities Corporation and TNE Advisers, Inc. for other operations. On February 28, 1997, NELICO created and became the sole owner of New England Life Holdings, Inc. which was established as a holding company for the non-insurance operations of the Company, principally, New England Securities and TNE Advisers, Inc. The principal business activities of the subsidiaries are disclosed below.

Exeter Reassurance Company, Ltd., (Exeter) was incorporated in Bermuda on November 15, 1994, and registered as an insurer under The Insurance Act 1978 (Bermuda). Exeter engages in financial reinsurance of life insurance and annuity policies.

New England Pension and Annuity Company (NEPA) was incorporated under the laws of the State of Delaware on September 12, 1980. NEPA holds licenses in 20 states, but is currently not actively engaged in the sale or distribution of insurance products.

New England Securities Corporation (NES), a National Association of Securities Dealers (NASD) registered broker/dealer, conducts business as a wholesale distributor of investment products through the sales force of NELICO. Established in 1968, NES offers a range of investment products including mutual funds, investment partnerships, and individual securities. In 1994, NES became a Registered Investment Advisor with the Securities and Exchange Commission (SEC) and now offers individually managed portfolios. NES is the national distributor for variable annuity and variable life products issued by NELICO. NES is the sole owner of Hereford Insurance Agency, Inc.

NEW ENGLAND LIFE INSURANCE COMPANY

FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (DOLLARS IN THOUSANDS, EXCEPT AS NOTED)

Newbury Insurance Company, Limited (Newbury) was incorporated in Bermuda on May 1, 1987, and is registered as a Class 2 insurer under The Insurance Act 1978 (Bermuda). Newbury provides professional liability and personal injury coverage to the agents of NELICO through a facultative reinsurance agreement with Lexington Insurance Company. The policy applies to claims made during the policy period or during the discovery period with limits of $1,000 each claim, $1,000 annual aggregate each insured, $3,500, $3,500 and $3,000 annual aggregate all insured in 1997, 1996 and 1995 respectively.

TNE Advisers, Inc. was incorporated on August 26, 1994, and is registered as an investment adviser with the SEC, under the Investment Advisers Act of 1940. TNE Advisers, Inc. was organized to serve as an investment adviser to certain mutual funds of the New England Zenith Fund and does not intend to engage in any business activities other than providing investment management and administrative services.

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles (GAAP), and include the accounts of NELICO and its subsidiaries in which NELICO has control and a majority economic interest. The consolidated financial statements have been prepared as though the current reporting entity had always existed. Significant intercompany transactions and balances have been eliminated in consolidation.

Prior to 1996, NELICO, as a wholly owned stock life insurance subsidiary of a mutual life insurance company, prepared its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Delaware (statutory financial statements), which accounting practices were considered to be GAAP. In 1996, NELICO adopted Interpretation No. 40, APPLICABILITY OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO MUTUAL LIFE INSURANCE AND OTHER ENTERPRISES (the "Interpretation") and Statement of Financial Accounting Standards (SFAS) No. 120, ACCOUNTING AND REPORTING BY MUTUAL LIFE INSURANCE ENTERPRISES AND BY INSURANCE ENTERPRISES FOR CERTAIN LONG DURATION PARTICIPATING POLICIES (the "Standard"), of the Financial Accounting Standards Board (FASB). The Interpretation and Standard required mutual life insurance companies to adopt all standards promulgated by the FASB in their general purpose financial statements. The cumulative effect of such adoption of all applicable authoritative GAAP pronouncements as of January 1, 1994 was reflected in the financial statements of NELICO as an adjustment of equity at January 1, 1994.

As of December 31, 1993, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities", which expanded the use of fair value accounting for those securities that a company does not have positive intent and ability to hold to maturity. Implementation of SFAS No. 115 increased consolidated equity by $105, net of deferred income taxes and adjustments of deferred policy acquisition costs and future policy benefits.

Effective July 1, 1997, management realigned its fixed maturity investment classifications and transferred all securities classified as held to maturity to available for sale. As a result, consolidated equity at July 1, 1997 increased by $798, excluding the effects of deferred income taxes, amounts attributable to participating pension contractholders and adjustments of deferred policy acquisition costs and future policy benefits.

NEW ENGLAND LIFE INSURANCE COMPANY

FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (DOLLARS IN THOUSANDS, EXCEPT AS NOTED)

VALUATION OF INVESTMENTS

As mentioned above, during 1997 management reclassified all of the company's fixed maturity securities to available for sale. Accordingly, as of December 31, all of the company's investment securities are carried at estimated fair value. Prior to this reclassification, certain fixed maturity securities (principally bonds) were carried at amortized cost. Unrealized investment gains and losses on investment securities are recorded directly as a separate component of equity net of related deferred income taxes and adjustments of deferred policy acquisition costs and future policy benefits. Costs of securities are adjusted for impairments in value deemed to be other than temporary. Such adjustments are recorded as realized investment losses. All securities transactions are recorded on a trade date basis.

Real estate is considered held for sale by management and is reported at the lower of cost or estimated fair market value less allowances for the estimated cost of sales. No impairment allowance is required on the property.

Policy loans are stated at unpaid principal balances which approximates fair value.

Short-term investments are stated at amortized cost which approximates fair value.

Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less. These are carried at cost, which approximates fair value.

INVESTMENT RESULTS

Realized investment gains and losses are determined by specific identification and are presented as a component of revenues. Valuation allowances are netted against asset categories to which they apply and provisions for losses for investments are included in investment gains and losses.

PROPERTY AND EQUIPMENT

Property and equipment and leasehold improvements are included in other assets and are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight line method over the estimated useful lives of the assets which generally range from 4 to 15 years or the term of the lease, if shorter. Amortization of leasehold improvements is provided using the straight line method over the lesser of the term of the leases or the estimated useful life of the improvements.

Accumulated depreciation and amortization on property and equipment and leasehold improvements was $13,203, and $3,118 at December 31, 1997 and 1996, respectively. Related depreciation and amortization expense was $10,085, $3,118, and $0 for the years ended December 31, 1997, 1996 and 1995, respectively.

RECOGNITION OF INCOME AND EXPENSES

Premiums from traditional life and annuity policies with life contingencies are generally recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contract. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

Reinsurance allowances for individual non-medical health contracts are recognized as income when due.

Premiums from variable life, universal life and investment-type contracts are reported as deposits to policyholder account balances. Revenues from these contracts consist of amounts assessed during the period against policyholder account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholder account balances and interest credited to policyholder account balances.

NEW ENGLAND LIFE INSURANCE COMPANY

FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (DOLLARS IN THOUSANDS, EXCEPT AS NOTED)

DEFERRED POLICY ACQUISITION COSTS

The costs of acquiring new business, principally commissions, agency and policy issue expenses, all of which vary with and are primarily related to the production of new business, have been deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

Deferred policy acquisition costs are amortized over a period up to 40 years for traditional life, variable life, universal life products and investment-type products as a constant percentage of estimated gross margins or profits arising principally from surrender charges and interest, mortality and expense margins based on historical and anticipated future experience, updated regularly. The effects of revisions to experience on previous amortization of deferred policy acquisition costs are reflected in earnings in the period estimated gross margins or profits are revised.

For non-medical health insurance contracts, deferred policy acquisition costs are amortized over the life of the contracts (generally between 10 and 30 years) in proportion to anticipated reinsurance allowances.

FUTURE POLICY BENEFITS AND POLICYHOLDER ACCOUNT BALANCES

Future policy benefit liabilities for participating traditional life insurance policies are equal to the aggregate of net level premium reserve for death and endowment policy benefits and the liability for terminal dividends. The net level premium reserve is calculated based on the dividend fund interest rate and mortality rates guaranteed in calculating the cash surrender values described in such contracts. Interest rates used in establishing future policy benefit liabilities range from 4 percent to 5 percent for life insurance policies.

Policyholder account balances for variable life, universal life and investment-type contracts are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

Benefit liabilities for non-medical health insurance are calculated as the net GAAP liability plus the unamortized deferred acquisition costs. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest.

INCOME TAXES

NELICO and its eligible life insurance subsidiary, Exeter Reassurance Company, Ltd., files a consolidated federal income tax return. Separate income tax returns as required are filed for the other life insurance and nonlife insurance direct subsidiaries. The future tax consequences of temporary differences between financial reporting and tax basis of assets and liabilities are measured as of the balance sheet dates and are recorded as deferred income tax assets or liabilities.

SEPARATE ACCOUNT OPERATIONS

Separate Accounts are established in conformity with the state insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate Account assets are subject to general account claims only to the extent the value of such assets exceed the Separate Account liabilities.

Investments held in the Separate Accounts (stated at estimated fair market value) and liabilities of the Separate Accounts (including participants' corresponding equity in the Separate Accounts) are reported separately as assets and liabilities. Deposits to Separate Accounts are reported as increases in Separate Account liabilities and are not reported in revenues. Mortality, policy administration and surrender charges to all Separate Accounts are included in revenues.

NEW ENGLAND LIFE INSURANCE COMPANY

FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (DOLLARS IN THOUSANDS, EXCEPT AS NOTED)

POLICYHOLDER DIVIDENDS

The amount of policyholder dividends to be paid is determined annually by the Board of Directors. The aggregate amount of policyholder dividends is related to actual interest, mortality, morbidity and expense experience for the year and management's judgment as to the appropriate level of statutory surplus to be retained by the Company.

CONSOLIDATED STATEMENTS OF CASH FLOWS--NON CASH TRANSACTIONS

For the years ended December 31, 1997, 1996 and 1995, the Company received capital contributions in the form of transfer of assets of $0, $79,592 and $54,028, respectively.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FUTURE APPLICATION OF ACCOUNTING STANDARDS

The FASB has issued SFAS No. 130 REPORTING COMPREHENSIVE INCOME which establishes standards for reporting and presentation of comprehensive income and its components. Comprehensive income (loss) was $35,589, $(12,928), and $47,792 in 1997, 1996, and 1995, respectively. Consolidated statements of comprehensive income, which will be required in 1998, have not been presented as the Company has not determined the individual amounts to be displayed in such statements.

RECLASSIFICATIONS

Certain reclassifications have been made to prior years' amounts to conform to the 1997 presentation.

NEW ENGLAND LIFE INSURANCE COMPANY

FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (DOLLARS IN THOUSANDS, EXCEPT AS NOTED)


2. INVESTMENTS

FIXED MATURITY AND EQUITY SECURITIES

The amortized cost, gross unrealized gain (loss) and estimated fair value of fixed securities and equity securities, by category, are shown below.

AVAILABLE FOR SALE SECURITIES

                                                    GROSS UNREALIZED
                                          AMORTIZED -----------------ESTIMATED
                                            COST      GAIN    LOSS   FAIR VALUE
                                          --------- -------- ------------------
DECEMBER 31, 1997
Fixed Maturities:
  U. S. Treasury Securities and
   obligations of U. S. government
   corporations and agencies............. $ 12,105  $    101 $    --  $ 12,206
  Foreign governments....................    2,316        67      --     2,383
  Corporate..............................  620,916    41,564   3,308   659,172
  Mortgage-backed securities.............   57,348     3,282      --    60,630
                                          --------  -------- -------  --------
    Total Fixed Maturities............... $692,685  $ 45,014 $ 3,308  $734,391
                                          ========  ======== =======  ========
Equity Securities:
  Common stocks..........................    9,424       216     241     9,399
                                          --------  -------- -------  --------
    Total Equity Securities.............. $  9,424  $    216 $   241  $  9,399
                                          ========  ======== =======  ========

AVAILABLE FOR SALE SECURITIES

                                                    GROSS UNREALIZED
                                          AMORTIZED -----------------ESTIMATED
                                            COST      GAIN    LOSS   FAIR VALUE
                                          --------- -------- ------------------
DECEMBER 31, 1996
Fixed Maturities:
  U. S. Treasury Securities and
   obligations of U. S. government
   corporations and agencies............. $  5,465  $     47 $    25  $  5,487
  Foreign governments....................    1,577         1      57     1,521
  Corporate..............................  505,683    18,637   7,093   517,227
  Mortgage-backed securities.............       49         1      --        50
                                          --------  -------- -------  --------
    Total Fixed Maturities............... $512,774  $ 18,686 $ 7,175  $524,285
                                          ========  ======== =======  ========

HELD TO MATURITY SECURITIES

                                                    GROSS UNREALIZED
                                          AMORTIZED -----------------ESTIMATED
                                            COST      GAIN    LOSS   FAIR VALUE
                                          --------- -------- ------------------
DECEMBER 31, 1996
Fixed Maturities:
  U. S. Treasury Securities and
   obligations of U. S. government
   corporations and agencies............. $  7,299  $     51 $     6  $  7,344
  States and political subdivisions......      480        38      --       518
  Corporate..............................   21,887       860      99    22,648
                                          --------  -------- -------  --------
    Total Fixed Maturities............... $ 29,666  $    949 $   105  $ 30,510
                                          ========  ======== =======  ========

NEW ENGLAND LIFE INSURANCE COMPANY

FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (DOLLARS IN THOUSANDS, EXCEPT AS NOTED)


Included in net unrealized investment gains (losses) are unrealized gains on foreign currency investments as well as unrealized gains on the associated forward foreign exchange contracts. Unrealized investment gains (losses) consists of the following:

                                                                       1997 1996
                                                                       ---- ----
   Net unrealized gains on investments................................ $281 $ 8
   Unrealized gains (losses) on the maturity of forward contracts.....   14  14
                                                                       ---- ---
                                                                       $295 $22
                                                                       ==== ===

The amortized cost and estimated fair value of bonds classified as available for sale, by contractual maturity, at December 31, 1997 are shown below.

                                                            AMORTIZED ESTIMATED
                                                              COST    FAIR VALUE
                                                            --------- ----------
   Due in one year or less................................. $  5,729   $  5,723
   Due after one year through five years...................   61,395     62,503
   Due after five years through ten years..................  155,795    157,820
   Due after ten years.....................................  412,418    447,715
                                                            --------   --------
     Subtotal..............................................  635,337    673,761
   Mortgage-backed securities..............................   57,348     60,630
                                                            --------   --------
     Total................................................. $692,685   $734,391
                                                            ========   ========

Bonds not due at a single maturity date have been included in the above tables in the year of final maturity. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

ASSETS HELD IN TRUST FOR THE BENEFIT OF OTHER PARTIES

Exeter has deposited in a trust for the benefit of MetLife certain assets for the purpose of allowing MetLife to record a reserve credit as permitted by regulations of the State of New York. Under the terms of the Trust Agreement MetLife enjoys broad powers to withdraw funds from the trust for the payment of policyholder claims incurred by Exeter under its reinsurance treaty and to direct the investment of funds held in the trust. The Trust Agreement limits the types of investments that may be held in trust to cash and certificates of deposit, U.S. Government bonds and notes and publicly traded securities of U.S. companies having a National Association of Insurance Commissioners (NAIC) rating of 1. At December 31, 1997 the trust held $516,491 of bonds and short-term investments, and at December 31, 1996, the trust held $787 of cash and $468,847 of bonds and short-term investments.

ASSETS ON DEPOSIT

As of December 31, 1997 and 1996, the Company had assets on deposit with regulatory agencies of $7,020 and $5,884, respectively.

NEW ENGLAND LIFE INSURANCE COMPANY

FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (DOLLARS IN THOUSANDS, EXCEPT AS NOTED)


3. NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)

The sources of net investment income are as follows:

                                                      1997     1996     1995
                                                     -------  -------  -------
   Fixed maturities................................. $50,348  $44,630  $39,264
   Equity securities................................   4,915       --       --
   Mortgage loans on real estate....................      --      110      234
   Real estate......................................     815       55       --
   Policy loans.....................................   5,081    3,734    2,831
   Cash, cash equivalents and short-term
    investments.....................................   4,160    3,656    1,174
   Other investment income..........................     591       38       --
                                                     -------  -------  -------
   Gross investment income..........................  65,910   52,223   43,503
   Investment expenses..............................  (4,851)  (2,595)  (1,688)
                                                     -------  -------  -------
   Net Investment income............................ $61,059  $49,628  $41,815
                                                     =======  =======  =======

Investment gains (losses) are summarized as follows:

                                                        1997    1996    1995
                                                       ------  ------- -------
   Fixed maturities................................... $ (774) $15,467 $21,981
   Other..............................................  1,032      512      (1)
                                                       ------  ------- -------
     Subtotal.........................................    258   15,979  21,980
   Investment gains (losses) related to accelerated
    amortization of deferred
    policy acquisition costs..........................   (632)   7,157  11,466
                                                       ------  ------- -------
   Investment gains (losses), net..................... $  890  $ 8,822 $10,514
                                                       ======  ======= =======

Proceeds from the sales of bonds classified as available for sale during 1997, 1996 and 1995 were $143,107, $275,008 and $518,417 respectively. During 1997,
1996 and 1995, respectively, gross gains of $1,846, $19,109 and $22,558, and gross losses of $1,489, $3,878, and $577 were realized on those sales.

Proceeds from the call of direct issue fixed maturities classified as held to maturity during 1997, 1996 and 1995 were $0, $5,291 and $0, respectively. During 1997, 1996 and 1995, respectively, gross gains of $0, $236 and $0, and gross losses of $0, $0 and $0 were realized due to prepayment premiums received. In 1997 the Company transferred all fixed maturities classified as held to maturity to available for sale.

NEW ENGLAND LIFE INSURANCE COMPANY

FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (DOLLARS IN THOUSANDS, EXCEPT AS NOTED)


The net unrealized investment gains (losses), which are included in the consolidated balance sheets as a component of equity and the changes for the corresponding years are summarized as follows:

                                                   1997      1996      1995
                                                 --------  --------  --------
   Year ended December 31
   Balance, beginning of year................... $  3,727  $ 26,356  $   (670)
     Change in unrealized investment gains
      (losses)..................................   30,207   (46,850)   58,947
     Change in unrealized investment gains
      (losses) attributable to:
       Deferred policy acquisition cost
        allowances..............................   (9,446)   12,211   (17,884)
       Deferred income tax (expense) benefit....   (7,141)   12,010   (14,037)
                                                 --------  --------  --------
   Balance, end of year......................... $ 17,347  $  3,727  $ 26,356
                                                 ========  ========  ========
   December 31
   Balance, end of year, comprised of:
     Unrealized investment gains (losses) on:
       Fixed maturities......................... $ 41,706  $ 11,525  $ 58,369
       Other....................................       22        (4)        2
                                                 --------  --------  --------
                                                   41,728    11,521    58,371
   Amounts of unrealized investment gains
    (losses) attributable to:
     Deferred policy acquisition cost
      allowances................................  (15,202)   (5,756)  (17,967)
     Deferred income tax (expense) benefit......   (9,179)   (2,038)  (14,048)
                                                 --------  --------  --------
   Balance, end of year......................... $ 17,347  $  3,727  $ 26,356
                                                 ========  ========  ========

Net unrealized investment gains at December 31, 1997, before deferred Federal income tax, reflects gross unrealized gains of $45,014 and gross unrealized losses of $3,308.

4. REINSURANCE AND OTHER INSURANCE TRANSACTIONS

In the normal course of business, the Company assumes and cedes reinsurance with other insurance companies. The accompanying consolidated statements of earnings are presented net of reinsurance.

The effect of reinsurance on premiums earned is as follows:

                                                     1997      1996      1995
                                                   --------  --------  --------
   Direct premiums................................ $ 30,975  $  2,682  $  2,794
   Reinsurance assumed............................   62,315    67,483    69,330
   Reinsurance ceded..............................  (29,674)  (32,755)  (33,558)
                                                   --------  --------  --------
   Net premiums earned............................ $ 63,616  $ 37,410  $ 38,566
                                                   ========  ========  ========

NEW ENGLAND LIFE INSURANCE COMPANY

FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (DOLLARS IN THOUSANDS, EXCEPT AS NOTED)

Policyholder benefits in the accompanying consolidated statements of earnings are presented net of reinsurance recoveries of $55,445, $23,962 and $22,577 for the years ended December 31, 1997, 1996 and 1995, respectively. Premiums and other receivables in the accompanying consolidated balance sheets include reinsurance recoveries of $1,489 and $200 at December 31, 1997 and 1996, respectively.

A contingent liability exists with respect to reinsurance ceded should the reinsurers be unable to meet their obligations.

5. INCOME TAXES

Income tax expense for U.S. operations has been calculated in accordance with the provisions of the Internal Revenue Code, as amended (the "Code").

NELICO and its eligible life insurance subsidiary, Exeter Reassurance Company, Ltd., files a consolidated federal income tax return. Separate income tax returns as required are filed for the other life insurance and nonlife insurance direct subsidiaries. The Company uses the liability method of accounting for income taxes. Income tax provisions are based on income reported for financial statement purposes. Deferred income taxes arise from the recognition of temporary differences between income determined for financial reporting purposes and income tax purposes.

A summary of income tax expense (benefit) in the consolidated statements of earnings is shown below:

                                                       CURRENT DEFERRED   TOTAL
                                                       ------- --------  -------
   1997
   Federal............................................ $8,473  $(3,772)  $ 4,701
   State and Local....................................    316      (29)      287
                                                       ------  -------   -------
     Total............................................ $8,789  $(3,801)  $ 4,988
                                                       ======  =======   =======
   1996
   Federal............................................ $5,333  $(1,531)  $ 3,802
   State and Local....................................     --     (751)     (751)
                                                       ------  -------   -------
     Total............................................ $5,333  $(2,282)  $ 3,051
                                                       ======  =======   =======
   1995
   Federal............................................ $5,504  $ 6,355   $11,859
   State and Local....................................     --      444       444
                                                       ------  -------   -------
       Total.......................................... $5,504  $ 6,799   $12,303
                                                       ======  =======   =======

Reconciliations of the differences between income taxes of operations computed at the federal statutory tax rates and consolidated provisions for income taxes are as follows:

                                                      1997     1996     1995
                                                     -------  -------  -------
   Income before taxes.............................. $26,957  $12,752  $33,069
   Income tax rate..................................      35%      35%      35%
                                                     -------  -------  -------
   Expected income tax expense at federal statutory
    income tax rate.................................   9,435    4,463   11,574
   Tax effect of:
     Change in valuation allowance..................      --  (13,948)    (413)
     NOL benefit write-off..........................      --   13,012       --
     State and local income taxes...................  (1,013)    (488)     289
     Other, net.....................................  (3,434)      12      853
                                                     -------  -------  -------
   Income Tax Expense............................... $ 4,988  $ 3,051  $12,303
                                                     =======  =======  =======

NEW ENGLAND LIFE INSURANCE COMPANY

FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (DOLLARS IN THOUSANDS, EXCEPT AS NOTED)


The net deferred tax liabilities recorded represents the net temporary differences between the tax bases of assets and liabilities and their amounts for financial reporting. The components of the net deferred tax liabilities at December 31, 1997 and 1996 are as follows:

                                                            1997       1996
                                                          ---------  ---------
   Deferred tax assets:
     Policyholder liabilities............................ $  63,723  $  83,304
     Net operating loss carryforward.....................        --     12,548
     Other...............................................    81,988     14,690
                                                          ---------  ---------
       Total gross assets................................   145,711    110,542
                                                          ---------  ---------
   Deferred tax liabilities:
     Investments.........................................    (2,456)    (2,526)
     Deferred policy acquisition costs...................  (168,270)  (132,965)
     Net unrealized capital gains........................    (9,179)    (2,038)
     Other...............................................    (7,872)   (12,476)
                                                          ---------  ---------
       Total gross liabilities...........................  (187,777)  (150,005)
                                                          ---------  ---------
   Net deferred tax liability............................ $ (42,066) $ (39,463)
                                                          =========  =========

The sources of the deferred tax expense (benefit) and their tax effects are as follows:

                                                     1997      1996     1995
                                                   --------  --------  -------
   Policyholder liabilities....................... $(23,759) $(17,818) $(4,110)
   Net operating loss carryforward................   12,548       464       --
   Investments....................................    1,319        --       --
   Deferred policy acquisition costs..............   33,621    21,828   13,878
   Other, net.....................................  (27,530)   (6,756)  (2,969)
                                                   --------  --------  -------
     Total........................................ $ (3,801) $ (2,282) $ 6,799
                                                   ========  ========  =======

6. EMPLOYEE BENEFIT PLANS

Prior to the merger, substantially all employees were employed by NEMLICO and were covered under the Home Office Retirement Plan and related Select Employees' Supplemental Retirement Plan (collectively referred to as the Plans). Subsequent to the merger substantially all of the employees became employees of the Company and continued to be covered by the Plans, which became the Plans of the Company. Under the Plans retirement benefits are based primarily on years of service and the employee's average salary. The Company's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes using a different actuarial cost method and different assumptions from those used for financial reporting purposes. The Company's net pension cost charged to income in 1997, 1996, and 1995 was $277, $159, and $150, respectively, which represents the Company's allocation of the total net periodic pension cost of the Plans as shown below:

                                 1997      1996      1995
                               --------  --------  --------
   Service cost..............  $  5,310  $  5,761  $  4,797
   Interest cost on projected
    benefit obligation.......    13,958    12,489    11,012
   Actual return on assets...   (22,250)  (15,468)  (21,221)
   Net amortization and
    deferrals................    11,092     6,009    13,059
                               --------  --------  --------
     Net periodic pension
      cost...................  $  8,110  $  8,791  $  7,647
                               ========  ========  ========

NEW ENGLAND LIFE INSURANCE COMPANY

FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (DOLLARS IN THOUSANDS, EXCEPT AS NOTED)


The assumed long-term rate of return on assets used in determining the net periodic pension cost was 8.5 percent.

The following information for the Plans includes amounts relating to NEMLICO.

                                                              1997      1996
                                                            --------  --------
   Actuarial present value of accumulated plan benefits.... $143,681  $133,000
                                                            ========  ========
   Projected benefit obligation............................  193,652   182,000
                                                            ========  ========
   Net assets available for plan benefits..................  150,820   130,992
                                                            ========  ========
   Unrecognized prior service cost.........................    2,844       224
                                                            ========  ========
   Unrecognized net (loss) from past experience difference
    from that assumed......................................  (18,936)  (37,327)
                                                            ========  ========
   Unamortized transition gains............................ $  5,832  $  4,015
                                                            ========  ========

The weighted average discount rate was 7.75%, 7.5% and 8.0% in 1997, 1996 and 1995, respectively. The rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit was 5.0% for 1997, 1996 and 1995. Assets of the Plans consist of bonds, stocks, real estate, and insurance contracts and have an assumed long-term rate of return of 8.75% for 1997, and 8.5% for 1996 and 1995.

OTHER POSTRETIREMENT BENEFITS

Prior to the merger, NEMLICO provided certain health care and life insurance benefits for retired employees. Substantially all employees would have become eligible for these benefits had they reached retirement age while working for NEMLICO. Subsequent to the merger, these benefits are being provided by MetLife, with respect to benefits earned prior to the merger, and the Company, with respect to benefits earned subsequent to the merger.

As claims were incurred, the Company made contributions to the plan in 1997 and 1996 which were considered immaterial. The total contributions made to the plan were $3,670 and $3,386, in 1997 and 1996, respectively. The following table sets forth the plan's fiscal year end funded status:

                                                                 1997    1996
                                                                ------- -------
   Accumulated postretirement benefit obligation:
     Retirees.................................................. $33,823 $28,566
     Fully eligible active plan participants...................   4,487   5,482
     All other actives.........................................  11,114  11,098
                                                                ------- -------
   Total.......................................................  49,424  45,146
     plus: unrecognized net gain...............................  15,726  19,997
                                                                ------- -------
   Accrued postretirement benefit liability.................... $65,150 $65,143
                                                                ======= =======

                                                       1997    1996    1995
                                                      ------  ------  ------
   The components of net postretirement benefit cost
    were:
     Service cost.................................... $  880  $  876  $  876
     Interest cost...................................  3,690   3,183   3,768
     Amortization of gain............................   (849) (1,155) (1,043)
                                                      ------  ------  ------
   Net periodic postretirement benefit cost.......... $3,721  $2,904  $3,601
                                                      ======  ======  ======

NEW ENGLAND LIFE INSURANCE COMPANY

FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (DOLLARS IN THOUSANDS, EXCEPT AS NOTED)


Net periodic postretirement benefit costs for the years ended December 31, 1997, 1996 and 1995, includes the cost of benefits earned by active employees, interest cost, gains and losses arising from differences between actuarial assumptions and actual experience, and amortization of the transition obligation. The discount rate used to determine the net periodic postretirement benefit cost was 7.75%, 7.25% and 8.5% for 1997, 1996 and 1995, respectively.

The discount rate used to determine the accumulated postretirement benefit obligation was 7.75% and 7.50% as of December 31, 1997 and 1996, respectively. The health care cost trend rate was 7.8% graded to 5.0% over 8 years for 1997, and 8.2% graded to 5.0% over 8 years for 1996. The health care cost trend rate assumption has a minimal impact on the amounts reported, since the Company has capped its contributions at 200% of 1993 levels.

7. LEASES

LEASE EXPENSE

The Company has entered into various lease agreements for office space, data processing and other equipment. Future gross minimum rental payments under non-cancelable leases for 1998 and the succeeding four years are $13,323, $13,057, $11,765, $10,739 and $10,468, respectively, and $95,762 thereafter.
Minimum future sub-lease rental income on these non-cancelable leases for 1998 and the succeeding four years is $3,553, $3,620, $3,600, $3,578 and $3,578, respectively, and $15,257 thereafter.

8. DEBT

In 1995, the Company borrowed $25,000 from a bank, bearing interest at a variable rate, equal to the greater of the bank's base rate or money market rates plus 0.6% per annum payable monthly, 5.8% at December 31, 1997 and 5.7% at December 31, 1996. The loan is collateralized by sales loads and surrender charges collected on a defined block of variable life insurance policies issued by the Company. Repayment is structured in a manner to result in repayment over a term of five years. The carrying value of the loan approximates its fair value of $21,965, repayments made during 1997 were $3,181.

Exeter privately placed $75,118 aggregate principal amount, subordinated notes payable (the "Notes"), on December 30, 1994 which are due December 30, 2004, with no interest payments for the first five years and semiannual interest payments thereafter. The Notes have been discounted to yield 8.45% for the first five years and pay interest at 8.845% thereafter. The Notes are expressly subordinated in right of payment to the insurance liabilities of Exeter. The Notes are not subject to redemption by Exeter or through the operation of a sinking fund prior to maturity. Proceeds of the issuance of the Notes, net of discount, amounted to $50,000. The issue costs of the Notes of $130 were deducted from Notes, net of discount, to arrive at net subordinated notes payable of $49,870. The issue cost will be amortized over the life of the Notes. The Notes are held by MetLife, and the carrying value of the loan approximates its fair value of $64,016, repayments made during 1997 were $0.

9. CONTINGENCIES

The Company has no contingent liabilities which might materially affect the financial position of the Company or the results of its operations. There are no pending legal proceedings which are beyond the ordinary course of business which could have a material financial effect.

NEW ENGLAND LIFE INSURANCE COMPANY

FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (DOLLARS IN THOUSANDS, EXCEPT AS NOTED)


10. OTHER OPERATING COSTS AND EXPENSES

Other operating costs and expenses consisted of the following:

                                                   1997       1996      1995
                                                 ---------  --------  --------
   Compensation costs........................... $  58,754  $ 36,172  $ 23,630
   Commissions..................................    77,351    51,617    37,476
   Debt expense.................................     6,750     6,261     5,659
   Amortization of policy acquisition costs.....    17,723    22,233    21,199
   Capitalization of policy acquisition costs...  (157,670)  (98,016)  (65,850)
   Rent expense, net of sub-lease income of
    $719, $119 and $0...........................     4,473     3,060     1,609
   Other........................................   136,961   122,559    75,701
                                                 ---------  --------  --------
     Total...................................... $ 144,342  $143,886  $ 99,424
                                                 =========  ========  ========

11. FAIR VALUE INFORMATION

The estimated fair value amounts of financial instruments presented below have been determined by the Company using market information available as of December 31, 1997 and 1996 and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value for financial instruments for which there are no available market value quotations.

The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                                                             CARRYING ESTIMATED
                                                              VALUE   FAIR VALUE
                                                             -------- ----------
   DECEMBER 31, 1997:
   ASSETS
   Fixed Maturities......................................... $734,391  $734,391
   Equity Securities........................................    9,399     9,399
   Policy loans.............................................  104,783   104,783
   Short-term investments...................................   27,944    27,944
   Cash and cash equivalents................................   74,148    74,148
   LIABILITIES
   Policyholder account balances............................    9,271     8,508
   Other policyholder funds.................................    4,324     4,324
   Short and long-term debt.................................   85,981    85,981
   DECEMBER 31, 1996:
   ASSETS
   Fixed Maturities......................................... $553,951  $554,795
   Policy loans.............................................   76,263    76,263
   Short-term investments...................................  156,560   156,560
   Cash and cash equivalents................................   49,147    49,147
   LIABILITIES
   Policyholder account balances............................    3,368     3,168
   Other policyholder funds.................................    2,868     2,868
   Short and long-term debt.................................   84,057    84,057

NEW ENGLAND LIFE INSURANCE COMPANY

FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (DOLLARS IN THOUSANDS, EXCEPT AS NOTED)


For bonds that are publicly traded, estimated fair value was obtained from an independent market pricing service. Publicly traded bonds represented approximately 91% of the carrying value and estimated fair value of the total bonds as of December 31, 1997 and 96% of the carrying value and estimated fair value of the total bonds as of December 31, 1996. For all other bonds, estimated fair value was determined by management, based primarily on interest rates, maturity, credit quality and average life. Estimated fair values of policy loans were based on discounted projected cash flows using U.S. Treasury rates to approximate interest rates and Company experience to project patterns of loan accrual and repayment. For cash and cash equivalents and short-term investments, the carrying amount is a reasonable estimate of fair value.

The fair values for policyholder account balances are estimated using discounted projected cash flows, based on interest rates being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. Other policyholder funds include liabilities without defined durations such as policy proceeds and dividends left with the Company. The estimated fair value of such liabilities, which generally are of short duration or have periodic adjustments of interest rates, approximates their carrying value.

The estimated fair value of short and long-term debt was determined using rates currently available to the Company for debt with similar terms and remaining maturities.

12. STATUTORY FINANCIAL INFORMATION

The following reconciles statutory net income and statutory surplus and reflects the corporate reorganization described in Note 1 determined in accordance with accounting practices prescribed or permitted by insurance regulatory authorities with net earnings and equity on a GAAP basis.

                                                 YEARS ENDED DECEMBER 31,
                                               -------------------------------
                                                 1997       1996       1995
                                               ---------  ---------  ---------
   Statutory net income (loss)................ $ (37,358) $ (46,021) $     375
   Adjustments to GAAP for life insurance
    companies:
     Future policy benefits and policyholders
      account balances........................  (718,229)   (41,174)    (9,616)
     Deferred policy acquisition costs........   139,947     68,626     45,823
     Deferred Federal Income taxes............     4,009      2,283     (6,799)
     Statutory interest maintenance reserve...       342        231         --
     Other, net...............................   633,258     25,756     (9,017)
                                               ---------  ---------  ---------
   Net GAAP Earnings.......................... $  21,969  $   9,701  $  20,766
                                               =========  =========  =========
                                                 YEARS ENDED DECEMBER 31,
                                               -------------------------------
                                                 1997       1996       1995
                                               ---------  ---------  ---------
   Statutory surplus.......................... $ 307,290  $ 355,853  $ 203,374
   Adjustments to GAAP for life insurance
    companies:
     Future policy benefits and policyholders
      account balances........................  (279,510)  (195,273)  (154,099)
     Deferred policy acquisition costs........   565,769    434,637    353,809
     Deferred Federal Income taxes............   (43,318)   (40,185)   (55,201)
     Valuation of investments.................    56,873     11,503     58,063
     Statutory interest maintenance reserve...       571        306         74
     Statutory investment valuation reserves..     8,388      3,335        373
     Surplus notes............................   (64,016)   (58,911)   (54,210)
     Receivables from reinsurance
      transactions............................    27,519     26,030         --
     Other, net...............................    53,976     13,127      2,320
                                               ---------  ---------  ---------
   GAAP Equity................................ $ 633,542  $ 550,422  $ 354,503
                                               =========  =========  =========

NEW ENGLAND LIFE INSURANCE COMPANY

FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (DOLLARS IN THOUSANDS, EXCEPT AS NOTED)


13. RELATED PARTY TRANSACTIONS

Prior to the merger NELICO operated under a service agreement with its parent NEMLICO to receive all executive, legal, clerical and other personnel services. Subsequent to the merger, the Company has entered into a Service Agreement to provide all administrative, accounting, legal and similar services to MetLife for certain administered contracts, which are life insurance and annuity contracts issued by NEMLICO prior to the merger of NEMLICO and MetLife and those policies and contracts defined in the Service Agreement as Transition Policies which were sold by the Company's field force post-merger.

The Company charged MetLife $186,757 including accruals for administrative services on NEMLICO administered contracts for 1997. The Company charged MetLife $88,043 including accruals for administrative services on NEMLICO administered contracts for the period of September 1, 1996 through December 31, 1996. Prior to the merger, the Company paid $62,643 to NEMLICO for administrative services on variable-life and variable-annuity contracts for the period of January 1, 1996 through August 31, 1996. In 1995, the Company paid $50,875 to NEMLICO for administrative services. These services were charged based upon direct costs incurred. Service fees are recorded by NELICO as a reduction in operating expenses.

In 1997, MetLife made a capital contribution to the Company of $50,000 in cash. In 1996, MetLife made a non-cash capital contribution to the Company of common stock of affiliated companies consisting of Exeter, NEPA, NES, Newbury, Omega Reinsurance Corp., TNE Advisers Inc., and TNE Information Services Inc. with a total estimated statutory fair value of $29,558. MetLife also made non-cash capital contributions of home-office properties of $10,301, socially-responsible investments with a book value of $11,916, furniture, equipment and leasehold improvements of $27,816, and a cash contribution of $128,412. Prior to the merger, NEMLICO made a cash contribution to NELICO of $20,000.

In 1995, NEMLICO made a non-cash capital contribution to NELICO of publicly-traded debt securities and private-placement obligations with an estimated fair value of $54,028. NELICO received cash contributions from NEMLICO of $8,215 in 1995.

The Company entered into a lease agreement with MetLife on August 30, 1996 for the home-office building which it occupies on 501 Boylston Street in Boston, Massachusetts. The Company paid lease payments to MetLife of $2,340 and $780 in 1997 and 1996, respectively.

On June 21, 1996, NEMLICO purchased a mortgage from NELICO for $2,217 which included principal of $2,204, and interest of $13.

Commissions earned by NES from sales of New England Funds (NEF) and State Street Research (SSR) shares, subsidiaries of MetLife, for 1997 were $16,799 and $1,127, respectively. Included in accrued income at December 31, 1997, were amounts receivable for sales-based commissions from NEF and SSR totaling $233 and $13, respectively. In 1997, NES earned asset-based income of $8,777 and $61 on average assets of approximately $3.9 billion and $33 million under management with NEF and SSR, respectively.

Exeter has a privately-placed subordinated notes payable to MetLife for $64,016 at December 31, 1997 and $58,911 at December 31, 1996.

Stockholder dividends or other distributions proposed to be paid by NELICO must be approved by the Massachusetts Commissioner of Insurance if such dividends or distributions, together with other dividends or distributions made within the preceding 12 months, exceeds the greater of (1) 10% of NELICO's statutory surplus as regards policyholders as of the previous December 31, or (2) NELICO's statutory net gain from operations for the 12 month period ending the previous December 31.

NEW ENGLAND LIFE INSURANCE COMPANY

FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (DOLLARS IN THOUSANDS, EXCEPT AS NOTED)


Of the statutory profits earned by NELICO on participating policies and contracts, the portion which shall inure to the benefit of NELICO's stockholder shall not exceed the larger of (1) 10% of such statutory profits, or (2) fifty cents per year per thousand dollars of participating life insurance other than group term insurance in force at the end of the year.

14. SUBSEQUENT EVENTS

In February 1998, the Company signed a definitive agreement to acquire all of the outstanding common stock of Nathan Lewis Holding Corp. (Nathan Lewis) a broker-dealer based in New York City. Under the terms of the agreement, the Company will pay approximately $28 million in cash at the close and $2 million per year over the next three years subject to certain financial conditions. Nathan Lewis had approximately $22 million in assets and earned $2.1 million on revenues of $78.4 million for the twelve month fiscal period ended September 30, 1997. The acquisition, which is expected to close in the second quarter of 1998, will be accounted for as a purchase under generally accepted accounting principles.

NEW ENGLAND LIFE INSURANCE COMPANY

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of New England Variable Life Insurance Company:

We have audited the statutory statements of operations, surplus, and cash flows of New England Variable Life Insurance Company (a wholly-owned subsidiary of New England Mutual Life Insurance Company) for the year ended December 31, 1995. These statutory financial statements (not presented separately herein) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of operations, surplus, and cash flows are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall presentation of the statements of operations, surplus, and cash flows. We believe that our audit of the statements of operations, surplus, and cash flows provides a reasonable basis for our opinion.

As described more fully in Note 1 to the aforementioned financial statements, the Company prepared the statements of operations, surplus, and cash flows using accounting practices prescribed or permitted by the Insurance Department of the State of Delaware (SAP), which practices after 1996 (upon issuance of 1996 financial statements) differ from generally accepted accounting principles (GAAP).

In our report dated March 8, 1996, we expressed our opinion that the 1995 statements of operations, surplus, and cash flows, prepared using SAP, presented fairly, in all material respects the results of operations and cash flows of New England Variable Life Insurance Company for the year ended December 31, 1995 in conformity with GAAP. As described in Note 1 to the aforementioned financial statements, financial statements of wholly-owned subsidiaries of mutual life insurance enterprises prepared in accordance with SAP are no longer considered to be presented in conformity with GAAP. Accordingly, our present opinion on the 1995 statements of operations, surplus, and cash flows is different from that expressed in our previous report.

In our opinion, because of the effects of the matter discussed in the two preceding paragraphs, the financial statements referred to above (and not included herein) do not present fairly, in conformity with GAAP, the results of operations or cash flows of New England Variable Life Insurance Company for the year ended December 31, 1995.

In our opinion, the statutory financial statements referred to above (and not included herein) present fairly, in all material respects, the results of operations and cash flows of New England Variable Life Insurance Company for the year ended December 31, 1995, on the basis of accounting practices prescribed or permitted by the Insurance Department of the State of Delaware.

                                                       COOPERS & LYBRAND L.L.P.

Boston, Massachusetts
March 8, 1996, except for the information in the second paragraph under "Basis of Presentation and Principles of Consolidation" of Note 1, for which the date is February 18, 1997

NEW ENGLAND LIFE INSURANCE COMPANY

REPORT ON INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of New England Pension and Annuity Company:

We have audited the statutory statements of operations and surplus, and cash flows of New England Pension and Annuity Company (a wholly-owned subsidiary of New England Mutual Life Insurance Company) for the year ended December 31, 1995. These statutory financial statements (not presented separately herein) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of operations and surplus, and cash flows are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall presentation of the statements of operations and surplus, and cash flows. We believe that our audit of the statements of operations and surplus, and cash flows provides a reasonable basis for our opinion.

As described more fully in Note 1 to the aforementioned financial statements, the Company prepared the statements of operations and surplus, and cash flows using accounting practices prescribed or permitted by the Insurance Department of the State of Delaware (SAP), which practices after 1996 (upon issuance of 1996 financial statements) differ from generally accepted accounting principles (GAAP).

In our report dated March 8, 1996, we expressed our opinion that the 1995 statements of operations and surplus, and cash flows, prepared using SAP, presented fairly, in all material respects the results of operations and cash flows of New England Pension and Annuity Company for the year ended December 31, 1995 in conformity with GAAP. As described in Note 1 to the aforementioned financial statements, financial statements of wholly-owned subsidiaries of mutual life insurance enterprises prepared in accordance with SAP are no longer considered to be presented in conformity with GAAP. Accordingly, our present opinion on the 1995 statements of operations and surplus, and cash flows is different from that expressed in our previous report.

In our opinion, because of the effects of the matter discussed in the two preceding paragraphs, the financial statements referred to above (and not included herein) do not present fairly, in conformity with GAAP, the results of operations or cash flows of New England Pension and Annuity Company for the year ended December 31, 1995.

In our opinion, the statutory financial statements referred to above (and not included herein) present fairly, in all material respects, the results of operations and cash flows of New England Pension and Annuity Company for the year ended December 31, 1995, on the basis of accounting practices prescribed or permitted by the Insurance Department of the State of Delaware.

COOPERS & LYBRAND L.L.P.

Boston, Massachusetts
March 8, 1996, except for the information in the second paragraph under "Basis of Presentation and Principles of Consolidation" of Note 1, for which the date is February 18, 1997

NEW ENGLAND LIFE INSURANCE COMPANY

INDEPENDENT AUDITORS' REPORT

April 23, 1996

To The Board of Directors and Shareholder of
Exeter Reassurance Company, Ltd.

We have audited the statutory statements of operations and surplus, and cash flows of Exeter Reassurance Company, Ltd. (a wholly-owned subsidiary of New England Mutual Life Insurance Company) for the year ended December 31, 1995. These statutory financial statements (not presented separately herein) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of operations and surplus, and cash flows are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements of operations and surplus, and cash flows. We believe that our audit of the statements of operations and surplus, and cash flows provides a reasonable basis for our opinion.

The statutory statements of operations and surplus, and cash flows have been prepared in conformity with The Insurance Act 1978, amendments thereto and related regulations and are not intended to be presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above (and not included herein) do not present fairly in conformity with U.S. GAAP, the results of operations or cash flows of Exeter Reassurance Company, Ltd. for the year ended December 31, 1995. In our opinion, the statutory financial statements referred to above (and not included herein) present fairly, in all material respects, the results of operations and cash flows of Exeter Reassurance Company, Ltd. for the year ended December 31, 1995 in conformity with the Insurance Act 1978, amendments thereto and related regulations.

COOPERS & LYBRAND
CHARTERED ACCOUNTANTS

NEW ENGLAND LIFE INSURANCE COMPANY

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of New England Securities Corporation:

We have audited the consolidated statements of operations, shareholder's equity, and cash flows of New England Securities Corporation for the year ended December 31, 1995. These financial statements (not presented separately herein) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of operations, shareholder's equity, and cash flows are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements of operations, shareholder's equity, and cash flows. We believe that our audit of the statements of operations, shareholder's equity, and cash flows provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above (and not included herein) present fairly, in all material respects, the consolidated results of operations and cash flows of New England Securities Corporation for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.

Boston, Massachusetts
February 9, 1996

NEW ENGLAND LIFE INSURANCE COMPANY

INDEPENDENT AUDITORS' REPORT

To the Shareholder and Board of Directors of TNE Advisers, Inc.:

We have audited the statements of operations, changes in shareholder's equity, and cash flows of TNE Advisers, Inc. for the year ended December 31, 1995. These financial statements (not presented separately herein) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of operations, changes in shareholder's equity, and cash flows are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements of operations, changes in shareholder's equity, and cash flows. We believe that our audit of the statements of operations, changes in shareholder's equity, and cash flows provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above (and not included herein) present fairly, in all material respects, the results of operations and cash flows of TNE Advisers, Inc. for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

                                                       COOPERS & LYBRAND L.L.P.

Boston, Massachusetts
February 29, 1996

NEW ENGLAND LIFE INSURANCE COMPANY

INDEPENDENT AUDITORS' REPORT

March 14, 1996

To The Shareholders of
Newbury Insurance Company, Limited

We have audited the statements of earnings and retained earnings, and cash flows of Newbury Insurance Company, Limited for the year ended December 31, 1995 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of earnings and retained earnings, and cash flows are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements of earnings and retained earnings, and cash flows. We believe that our audit of the statements of earnings and retained earnings, and cash flows provides a reasonable basis for our opinion.

The provision for losses incurred but not reported is calculated in the manner described in note 3(b). We have not reviewed the underlying information used in the calculation of the provision and therefore we have been unable to determine whether the provision for the year ended December 31, 1995 is adequate, deficient or excessive.

In our opinion, except for the effects of such adjustments, if any, that might have been determined to be necessary had we been able to assess fully the matter described in the preceding paragraph, the financial statements referred to above (and not included herein) present fairly, in all material respects, the results of operations and cash flows of Newbury Insurance Company, Limited for the year ended December 31, 1995, in conformity with accounting principles generally accepted in the United States of America.

COOPERS & LYBRAND
CHARTERED ACCOUNTANTS

                                    Part II

                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

     Section 9 of NELICO's By-Laws provides that NELICO shall, to the extent legally permissible, indemnify its directors and officers against liabilities and expenses relating to lawsuits and proceedings based on such persons' roles as directors or officers. However, Section 9 further provides that no such indemnification shall be made with respect to any matter as to which a director or officer is adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation. Section 9 also provides that in the event a matter is disposed of by a settlement payment by a director or officer, indemnification will be provided only if the settlement is approved as in the best interest of the corporation by (a) a disinterested majority of the directors then in office, (b) a majority of the disinterested directors then in office, or (c) the holders of a majority of outstanding voting stock (exclusive of any stock owned by any interested director or officer).

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of NELICO pursuant to the foregoing provisions, or otherwise, NELICO has been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by NELICO of expenses incurred or paid by a director, officer, or controlling person of NELICO in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered. NELICO will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                REPRESENTATIONS

     New England Life Insurance Company hereby represents that the fees and charges deducted under the flexible premium adjustable variable life insurance policies described in this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by New England Life Insurance Company.

                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following papers and documents:

     The facing sheet.

     A reconciliation and tie-in of the information shown in the prospectus with the items of Form N-8B-2.

     The prospectus consisting of 143 pages.

     The undertaking to file reports.

     The undertaking pursuant to Rule 484(b) under the Securities   Act of 1933.

     The signatures.

     Written consents of the following persons:


          Independent Auditors
          H. James Wilson, Esq.
          Rodney J. Chandler, F.S.A., M.A.A.A.
          Sutherland, Asbill & Brennan LLP


     The following exhibits:

     1.A. (1)            January 31, 1983 resolution of the Board of
                          Directors of NEVLICO ***
          (2)            None
          (3) (a)        Distribution Agreement between NEVLICO and
                          NELESCO ****
              (b) (i)    Form of Contract between NELICO and its
                          General Agents ***
                  (ii)   Form of contract between NEVLICO and its
                          Agents ****
              (c)        Commission Schedule for Policies

              (d)        Form of contract among NES, NELICO and other
                          broker dealers *
          (4)            None
          (5) (a)        Specimen of Policy **
              (b)        Riders and Endorsements
          (6) (a)        Amended and restated Articles of
                          Incorporation of NELICO ##
              (b)        Amended and restated By-Laws of NELICO *
          (7)            None
          (8)            None
          (9)            None
          (10)           Specimen of Applications for Policy **
     2.                  See Exhibit 3(i)
     3.       (i)        Opinion and Consent of H. James Wilson,
                          Esquire
              (ii)       Opinion and Consent of Rodney J. Chandler,
                          F.S.A., M.A.A.A.
     4.                  None
     5.                  Inapplicable
     6.                  Consent of Sutherland, Asbill & Brennan LLP
     7.       (i)        Powers of Attorney ##
              (ii)       Powers of Attorney for James M. Benson and
                          Robert E. Schneider, Robert H. Benmosche and Catherine
                          A. Rein
     8.                  Inapplicable
     9.                  Inapplicable
     10.                 Inapplicable
     11.                 Consents of Independent Auditors
     12.                 Schedule for computation of performance
                          quotations ****
     13.                 Consolidated memorandum describing certain
                          procedures, filed pursuant to Rule
                          6e-2(b)(12)(ii) and
                          Rule 6e-3(T)(b)(12)(iii) ****
     14.  (i)            Participation Agreement among
                          Variable Insurance Products Fund, Fidelity
                          Distributors Corporation and New England
                          Variable Life Insurance Company ****
          (ii)           Amendment No. 1 to Participation Agreement
                          among Variable Insurance Products Fund,
                          Fidelity Distributors Corporation and New
                          England Variable Life Insurance Company #
          (iii)          Participation Agreement among Variable
                          Insurance Products Fund II, Fidelity
                          Distributors Corporation and New England
                          Variable Life Insurance Company #

# Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Variable Account's Form S-6 Registration Statement, File No. 33-88082, filed June 22, 1995.

## Incorporated herein by reference to the Variable Account's Form S-6 Registration Statement, File No. 333-21767, filed February 13, 1997.

### Incorporated herein by reference to Post-Effective Amendment No. 8 to the Variable Account's Form S-6 Registration Statement, File No. 33-52050, filed April 30, 1997.

* Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Variable Account's Form S-6 Registration Statement, File No. 333-21767, filed July 16, 1997.

** Incorporated herein by reference to the Variable Account's Form S-6 Registration Statement, File No. 333-46401, filed February 17, 1998.

*** Incorporated herein by reference to Post Effective Amendment No. 9 to the Variable Account's Form S-6 Registration Statement, File No. 33-66864, filed February 25, 1998.

**** Incorporated herein by reference to Post-Effective Amendment No. 9 to the Variable Account's Form S-6 Registration Statement, File No. 33-52050, filed April 24, 1998.


(coli)

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant, New England Variable Life Separate Account, has duly caused this amended Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Boston, and the Commonwealth of Massachusetts, on the 7th day of July, 1998.

                                        New England Variable Life Separate
                                          Account
                                            (Registrant)

                                        By:  New England Life Insurance
                                             Company
                                                 (Depositor)



                                        By: /s/ H. James Wilson
                                            -------------------------
                                            H. James Wilson
                                            Executive Vice President
                                            and General Counsel
Attest:


/s/ Marie C. Swift
-----------------------
    Marie C. Swift

     Pursuant to the requirements of the Securities Act of 1933, New England Life Insurance Company has duly caused this amended Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Boston, and the Commonwealth of Massachusetts, on the 7th day of July, 1998.


                                              New England Life Insurance Company
(Seal)

Attest:  /s/ Marie C. Swift                   By:  /s/ H. James Wilson
         ----------------------                    ---------------------------
         Marie C. Swift                            H. James Wilson
                                                   Executive Vice President
                                                   and General Counsel


     Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed below by the following persons in the capacities indicated on July 7, 1998


                                   Chairman, President and
           *                       Chief Executive Officer
-----------------------
James M. Benson

           *
-----------------------                  Director
Robert H. Benmosche

           *
-----------------------                  Director
Susan C. Crampton

           *
-----------------------                  Director
Edward A. Fox

           *
-----------------------                  Director
George J. Goodman

           *
-----------------------                  Director
Evelyn E. Handler

           *
-----------------------                  Director
Philip K. Howard

           *
-----------------------                  Director
Bernard A. Leventhal

           *
-----------------------                  Director
Thomas J. May

           *
-----------------------                  Director
Stewart G. Nagler
           *
-----------------------                  Director
Catherine A. Rein

       *                           Executive Vice President,
----------------------            Chief Financial Officer and
Robert E. Schneider                 Chief Accounting Officer

       *
----------------------                   Director
Rand N. Stowell

       *
-----------------------                  Director
Alexander B. Trowbridge



                                        By: /s/ Anne M. Goggin
                                            ------------------------
                                            Anne M. Goggin, Esq.
                                              Attorney-in-fact



* Executed by Anne M. Goggin, Esquire on behalf of those indicated pursuant to powers of attorney filed herewith and filed with the Variable Account's Form S-6 Registration Statement, File No. 333-21767, on February 13, 1997.

                                  EXHIBIT LIST

                                                               Sequentially
Exhibit Number                     Title                      Numbered Page*
--------------  --------------------------------------------  --------------

  1.A.3(c)      Commission Schedule

  1.A.5(b)      Riders and Endorsements

  3.   (i)      Opinion and Consent of H. James Wilson,
                Esquire

  3.  (ii)      Opinion and Consent of Rodney J.
                Chandler, F.S.A., M.A.A.A.

  6.            Consent of Sutherland, Asbill &
                Brennan LLP

  7.            Powers of Attorney

  11.           Consents of the Independent Auditors

_________
*  Page numbers inserted on manually-signed copy only.
